As filed with the Securities and Exchange Commission on January 30, 2026
Securities Act Registration
No. 333-286855
Investment Company Act Registration
No. 811-23408

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
N-2

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 2	☒
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 14	☒

Clarion Partners Real Estate Income Fund Inc.
Registrant Exact Name as Specified in Charter

One Madison Avenue,
17th Floor New York
,
NY
10010
(Address of Principal Executive Offices, including Number, Street, City, State, Zip Code)
(888)
777-0102
Registrant’s Telephone Number, including Area Code
Jane Trust
Franklin Templeton
One Madison Avenue, 17
th
Floor
New York,
NY
10010
Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies of Communications to:

David W. Blass, Esq. Ryan P. Brizek, Esq. Debra Sutter, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001	Marc A. De Oliveira, Esq. Franklin Templeton 100 First Stamford Place, 6 th Floor Stamford, CT 06902

Approximate Date of Proposed Public Offering
: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act

☐	immediately upon filing pursuant to paragraph (b) of Rule 486.

☒	on February 2, 2026 pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

CLARION PARTNERS REAL ESTATE INCOME FUND INC.
CLASS I SHARES OF COMMON STOCK
CLASS D SHARES OF COMMON STOCK
CLASS S SHARES OF COMMON STOCK
CLASS T SHARES OF COMMON STOCK

The Fund.
Clarion Partners Real Estate Income Fund Inc., a Maryland corporation (the “Fund”), is a non-diversified,
closed-end
management investment company that continuously offers its shares. The Fund is a Maryland corporation that elected to be taxed as a real estate investment trust for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended beginning with its taxable year ended December 31, 2019 and intends to continue to qualify as a REIT. The Fund operates as an “interval fund.”
Securities Offered
. The Fund is offering four classes of its shares of common stock (“Common Stock”), $0.001 par value per share, on a continuous basis: Class I shares of Common Stock (“Class I Shares”), Class D shares of Common Stock (“Class D Shares”), Class S shares of Common Stock (“Class S Shares”) and Class T shares of Common Stock (“Class T Shares” and, together with the Class I Shares, Class D Shares and Class S Shares, the “Common Stock”). Class I Shares and Class D Shares were initially offered at $10.00 per share, and thereafter are now offered on a continuous basis at net asset value (“NAV”) per share. Class S Shares were initially offered at $10.36 per share, and thereafter are now offered on a continuous basis at NAV per share. Class T Shares were initially offered at $10.36 per share, and thereafter are now offered on a continuous basis at NAV per share, plus a maximum sales load of up to 3.0% of the offering price and a dealer manager fee of 0.5% of the offering price. Certain participating broker-dealers may offer Class T Shares subject to a dealer manager fee of up to 1.5%, provided that the sum of the sales load and dealer manager fee will not exceed 3.5% of the offering price. Class I Shares, Class D Shares and Class S Shares are each not subject to a sales load or dealer manager fee; however, investors could be required to pay brokerage commissions on purchases and sales of shares to their Selling Agents (as defined herein). Investors should consult with their Selling Agents about the sales load and any additional fees or charges their Selling Agents might impose on each class of shares.
Investment Objective.
The Fund’s investment objective is to provide current income and long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective.
Investment Strategies.
The Fund intends under normal market conditions to invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in a portfolio of private commercial real estate and publicly traded real estate securities. Investments may consist of (i) privately owned commercial real estate, in the form of equity and debt (“Private CRE”) and (ii) publicly traded real estate debt and equity securities (“Publicly Traded Real Estate Securities”). It is expected that a majority of the Fund’s underlying investments in real estate will be located in the United States, although the Fund may also make investments internationally. Clarion Partners, LLC (“Clarion Partners”) will seek to select investments across property types, geographic regions and metropolitan areas in order to generate attractive current income with the potential for long term appreciation and favorable risk-adjusted returns.
On a long-term basis, under normal market conditions, Clarion Partners expects to allocate the Fund’s portfolio generally in accordance with the following targeted percentages of net assets (plus the amount of borrowings for investment purposes): (i) no less than 60% to Private CRE and (ii) up to 40% to Publicly Traded Real Estate Securities and cash/cash equivalents and other short-term investments to facilitate liquidity (cash/cash equivalents and other short-term investments will not count toward the Fund’s 80% test). The Fund’s investments in Private CRE may include whole or partial interests in real properties, mortgage debt and mezzanine debt (which is generally a subordinated loan secured by a pledge of the ownership interests of the entity owning the real property). The Fund’s investments in Publicly Traded Real Estate Securities may include commercial mortgage-backed securities, residential mortgage-backed securities, asset-backed securities, and other equity or debt securities issued by real estate investment trusts or real estate-related investment companies. Real estate-related investment companies are investment companies that primarily invest in real estate or activities relating to the ownership, construction, financing, management, servicing or sale of such real estate.

Investing in the Common Stock involves certain risks. See “Risks” beginning on page 48 of this prospectus.

	Offering Price (1)	Maximum Sales Load	Dealer Manager Fees	Proceeds to Fund (2)
Class I Shares, per share	Current NAV	None	None	Amount invested at current NAV
Class D Shares, per share	Current NAV	None	None	Amount invested at current NAV
Class S Shares, per share	Current NAV	None	None	Amount invested at current NAV
Class T Shares, per share	Current NAV plus sales load and dealer manager fee	3.0%	0.5%	Amount invested at current NAV
Total (3)	$1,000,000,000	$30,000,000	$5,000,000	$965,000,000

(1)
Class I Shares and Class D Shares were initially offered at $10.00 per share and Class S Shares and Class T Shares were initially offered at $10.36 per share. Thereafter, each class of Common Stock has been continuously offered at NAV, which will fluctuate, plus, in the case of Class T Shares, a maximum sales load of up to 3.0% of the offering price and a dealer manager fee of 0.5%. Certain participating broker-dealers may offer Class T Shares subject to a dealer manager fee of up to 1.5%, provided that the sum of the sales load and dealer manager fee will not exceed 3.5% of the offering price.

(2)
Subject to the terms and conditions described in this prospectus, FTFA (as defined below) has agreed to waive fees and/or reimburse the Fund’s expenses (including organizational and offering expenses, but excluding property management, acquisition, disposition expenses, any other expenses related to investments in real property, debt and real-estate related securities, expenses related to borrowings or the issuance of preferred stock, interest, brokerage, tax and extraordinary expenses and acquired fund fees and expenses (such excluded expenses, “Specified Expenses”)) to the extent necessary to ensure that the total annual Fund operating expenses (excluding Specified Expenses) attributable to Class I Shares, Class D Shares, Class S Shares, and Class T Shares will not exceed 1.75%, 2.00%, 2.60%, and 2.60%, respectively, of NAV of that class per year. These arrangements cannot be terminated prior to December 31, 2026 without the consent of the board of directors of the Fund (the “Board”). FTFA is permitted to recapture amounts forgone or reimbursed within thirty-six months after the month FTFA earned the fee or incurred the expense if the total annual Fund operating expenses have fallen to a level below the limits described above. In no case will FTFA recapture any amount that would result in the total annual Fund operating expenses exceeding such limits. The totals may differ from that shown if the then-current NAV at which shares are sold varies.

(3)	Assumes an offering of 100% Class T shares at the maximum sales load and dealer manager fee, as applicable.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated January 30, 2026

Interval Fund/Repurchase Offers.
 The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is an “interval fund” (as defined below), which, subject to applicable law, conducts quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Common Stock at a price equal to NAV per share. Under normal market conditions, the Fund currently intends to repurchase 5% of its outstanding shares of Common Stock at NAV per share on a quarterly basis. It is also possible that a repurchase offer may be oversubscribed, with the result that the stockholders of the Fund may only be able to have a portion of their Common Stock repurchased. The Fund does not currently intend to list its Common Stock for trading on any national securities exchange. The Common Stock is, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to provide liquidity to stockholders, stockholders should consider their Common Stock to be illiquid. See “Repurchases” and “Risk— Risks Relating to our Share Repurchase Program.”
Leverage.
The Fund may use leverage to provide additional funds to support its investment activities. The Fund expects to utilize debt financing consisting of property level debt (mortgages on the Fund’s or Operating Partnership’s (as defined herein) properties that are generally not recourse to the Fund or the Operating Partnership) and entity level debt
(non-mortgage
debt that is recourse to the Fund or the Operating Partnership). Property level debt will be incurred by special purpose vehicles held by the Fund or its Operating Partnership or by joint ventures entered into by one of the Fund’s or the Operating Partnership’s special purpose vehicles and secured by real estate owned by such special purpose vehicles or joint ventures. If a special purpose vehicle or joint venture were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund, the Operating Partnership or its subsidiaries. As a result, the Fund will not treat such borrowings as senior securities (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) for purposes of complying with the 1940 Act’s limitations on leverage unless the special purpose vehicle or joint venture holding such debt is a wholly-owned subsidiary of the Fund or the financial statements of the special purpose vehicle or joint venture making such borrowing will be consolidated in the Fund’s financial statements in accordance with Regulation
S-X
and other accounting rules. The Fund may also incur entity level debt, including unsecured and secured credit facilities from certain financial institutions and other forms of borrowing (collectively, “Borrowings”) that is limited to 33 1/3% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage) immediately after such Borrowings. In addition, the Fund may enter into reverse repurchase agreements and/or use similar investment management techniques that may provide leverage, subject to the requirements of Rule
18f-4
under the 1940 Act. Under Rule
18f-4(d),
the Fund may enter into reverse repurchase agreements or similar financing transactions in reliance on the rule if the Fund either (i) complies with the asset coverage requirements of Section 18 of the 1940 Act, and combines the aggregate amount of indebtedness associated with all reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating its asset coverage ratio; or (ii) treats all reverse repurchase agreements or similar financing transactions as derivatives transactions for all purposes under the rule. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred stock (“Preferred Stock”) in an aggregate amount of up to 50% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage) immediately after such issuance. See “Leverage” and “Risks—Leverage Risk.”
Return of Capital.
A distribution by the Fund consisting of a return of capital should not be considered a dividend yield or total return of an investment in the Fund’s Common Stock. Holders of Common Stock who receive the payment of a distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Stockholders should not assume that the source of a distribution from the Fund is net profits. In general terms, a return of capital would involve a situation in which a Fund distribution (or a portion thereof) represents a return of a portion of a stockholder’s investment in the Fund, rather than making a distribution that is funded from the Fund’s earned income or other profits. Although return of capital distributions may not be currently taxable, such distributions would decrease the basis of a stockholder’s shares (but not below zero), and therefore may increase a stockholder’s tax liability for capital gains upon a sale of shares, even if sold at a loss to the stockholder’s original investment.
Investment Manager.
Franklin Templeton Fund Adviser, LLC (“FTFA”) supervises the day-to-day
management of the Fund’s portfolio by Clarion Partners and provides administrative and management services to the Fund. As of December 31, 2025, FTFA’s total assets under management were approximately $138.83 billion. As of December 31, 2025, Franklin Templeton’s asset management operation had aggregate assets under management over $1.68 trillion.
Investment
Sub-Adviser.
Clarion Partners serves as the investment
sub-adviser
and is responsible for the
day-to-day
portfolio management of the Fund, subject to the supervision and direction of the Board and FTFA. Clarion Partners, an
SEC-registered
investment adviser with
FCA-authorized
and Financial Industry Regulatory Authority (“FINRA”) member affiliates, has been a leading U.S. real estate investment manager for more than 43 years. With approximately $73.7 billion in total assets under management as of September 30, 2025, Clarion Partners offers a broad range of both debt and equity real estate strategies across the risk/return spectrum to its more than 500 domestic and international institutional investors. Clarion Partners is focused exclusively on real estate investments and is distinguished by a performance-driven approach, organizational stability, and a mandate of accountability to its clients. We believe Clarion Partners’ strength lies in a well-established network of experienced professionals who bring a deep knowledge of local markets to every investment decision.
Clarion Partners was founded in 1982 as an investment adviser to institutional investors, specializing in sourcing, underwriting and managing real estate investments. Headquartered in New York, Clarion Partners and its real-estate related affiliates have, as of January 1, 2026, approximately 355 employees in eleven regional offices strategically located throughout the United States and Europe, including 58 senior executives with an average of over 27 years of real estate investment experience. Clarion Partners executes across a range of risk strategies, from core/core-plus to value-add/opportunistic,
in both funds and separate accounts.
Securities
Sub-Adviser.
Western Asset Management Company, LLC (“Western Asset”) is the securities sub-adviser
and has
day-to-day
responsibility for managing the portion of the Fund’s Publicly Traded Real Estate Securities investments that Clarion Partners allocates to Western Asset, subject to the supervision of the Board, FTFA and Clarion Partners. Western Asset acts as investment adviser to institutional accounts, such as corporate pension plans, mutual funds and endowment funds, is an affiliate of FTFA and an affiliate of Clarion Partners. As of December 31, 2025, Western Asset’s and its supervised affiliates’ total assets under management were approximately $222.2 billion.
Risks.
Investing in the Fund involves a high degree of risk. In particular:

•
An investment in the Fund is suitable only for investors who can bear the risks associated with private market investments with potential limited liquidity. The Common Stock should be viewed as a long-term investment within a multi-asset personal portfolio and should not be viewed individually as a complete investment program.

•
The Fund expects to ordinarily pay distributions from its net investment income, if any, on a monthly basis; however, the Fund cannot guarantee that it will make distributions and the amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital, or offering proceeds.

•
Investors will pay offering and organizational expenses and, with regard to Class T Shares, a front-end
sales load of up to 3.0% of the offering price and a dealer manager fee of 0.5% of the offering price. Certain participating broker-dealers may offer Class T Shares subject to a dealer manager fee of up to 1.5%, provided that the sum of the sales load and dealer manager fee will not exceed 3.5% of the offering price. If you pay the maximum sales load and dealer manager fee for Class T Shares of 3.5%, you must experience a total return of 3.6% in order to receive an actual return on your investment.

•
The Fund has elected to operate as an “interval fund” and will make periodic repurchase offers, but only a limited number of shares of Common Stock will be eligible for repurchase in each periodic repurchase offer. The need to fund repurchase obligations may affect the Fund’s ability to be fully invested or force the Fund to maintain a higher percentage of assets in liquid investments, which may harm the Fund’s investment performance.

•
The Common Stock has no history of public trading, nor is it intended that the Common Stock will be listed on a public exchange or any other trading market. No organized secondary market is expected to develop for the Common Stock. Liquidity of the Common Stock will be provided only through limited repurchase offers. Although the Fund will offer to repurchase Common Stock on a quarterly basis of between 5% and 25% of the Fund’s outstanding shares of Common Stock, Common Stock will not be redeemable at an investor’s option. As a result, an investor may not be able to sell or otherwise liquidate all the Common Stock that the investor desires to sell in a repurchase offer. An investor should consider an investment in the Fund to be illiquid. Investing in the Common Stock may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risks” below in this prospectus.

You should read this prospectus, which contains important information about the Fund that you should know, before deciding whether to invest, and retain it for future reference. A Statement of Additional Information, dated January 30, 2026, as it may be amended (the “SAI”), containing additional information about the Fund, has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. You may request a free copy of the SAI (the table of contents of which is on page 115 of this prospectus), annual and semi-annual reports to stockholders (when available), and additional information about the Fund by calling (888)
777-0102,
by writing to the Fund at One Madison Avenue, 17th Floor, New York, New York 10010 or visiting the Fund’s website (https://www.cprex.com). The information contained in, or accessed through, the Fund’s website is not part of this prospectus. You may also obtain a copy of the SAI (and other information regarding the Fund) from the SEC’s website (http://www.sec.gov). You may also
e-mail
requests for these documents to publicinfo@sec.gov.
The Fund’s Common Stock does not represent a deposit or obligation of and is not guaranteed or endorsed by, any bank or other insured depository institution, and is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

i

PROSPECTUS SUMMARY
This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information (the “SAI”), especially the information under the heading “Risks.”

The Fund
Clarion Partners Real Estate Income Fund Inc., a Maryland corporation (the “Fund”), is a non-diversified,
closed-end
management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), that continuously offers its shares. The Fund is a Maryland corporation that elected to be taxed as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”) beginning with its taxable year ended December 31, 2019 and intends to continue to qualify as a REIT. The Fund operates as an “interval fund.” The shares of common stock (“Common Stock”) of the Fund is not listed on any securities exchange, and it is not anticipated that a secondary market for the Common Stock will develop. Liquidity of the Common Stock will be provided only through quarterly repurchase offers. Throughout the prospectus, we refer to Clarion Partners Real Estate Income Fund Inc. and its Operating Partnership (as defined below) and related subsidiaries, except where the context otherwise requires, simply as the “Fund,” “we,” “us” or “our.” See “The Fund.”

Investment Opportunity
Real estate offers an attractive alternative for those investors seeking diversification from traditional asset classes. Investment in commercial real estate can have the following benefits for any multi-asset portfolio:

1.	Enhanced risk-adjusted total returns: Commercial real estate can provide attractive absolute returns with lower volatility than equities and fixed income.

2.	Strong cash flow potential: The long-term nature of commercial real estate leases can provide a good source of stable, predictable income.

3.	Enhanced portfolio diversification: Historically, private real estate investments have demonstrated low correlations to traditional asset classes.

4.
Hedge against inflation:
Commercial real estate has the potential to act as a hedge against inflation as leasing and rental income can often reset with the economic cycle due to inflation-linked terms of contract.

Who May Want to Invest
Investors should consider their financial situations and needs, other investments, investment goals, investment experience, time horizons, liquidity needs and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. See “Risks.”

Barriers to investing in real estate can be high, which has in the past curbed broad-based participation in the asset class. These include high capital requirements and complex, relatively illiquid transactions. The Fund may be an appropriate investment for long-term investors who are seeking:

•	a portfolio of high quality, privately held commercial real estate and Publicly Traded Real Estate Securities with the transparency of a 1940 Act fund;

•	the income, capital appreciation and portfolio diversification benefits that real estate can offer; and

•	the opportunity for attractive current distributions through a tax-efficient structure and the potential for long-term capital appreciation.

Investment Objective	The Fund’s investment objective is to provide current income and long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective.

Investment Strategies
The Fund intends under normal market conditions to invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in a portfolio of private commercial real estate and publicly traded real estate securities.

Investments may consist of (i) investments in privately owned commercial real estate, in the form of equity and debt (“Private CRE”) and (ii) publicly traded real estate debt and equity securities (“Publicly Traded Real Estate Securities”). It is expected that a majority of the Fund’s underlying investments in real estate will be located in the United States. Once we receive any necessary consents with respect to our existing investments, we plan to own all or substantially all of our investments through the Fund’s operating partnership, CPREIF Operating Partnership L.P. (the “Operating Partnership”).

Private CRE
: The Fund intends to invest primarily in stabilized income-oriented Private CRE located in the United States. Stabilized income-oriented real estate generally means that a property is well leased to tenants and does not require material capital improvements. However, the Fund may make investments in Private CRE with other characteristics (such as properties that are not well leased and generally require significant capital improvements, restructuring and/or repositioning/development) or other geographies (specifically, developed countries other than the United States), if the Fund’s investment sub-adviser,
Clarion Partners, LLC (“Clarion Partners”), believes that such investments have the potential to enhance investment returns.

The Fund expects to invest in a wide variety of Private CRE, including industrial, residential, healthcare, retail, office, mixed-use
projects and other real property types through both equity and debt investments. Other real property types may include, but are not limited to data centers, self-storage, hospitality, wireless towers, and other property types. The Fund’s investments in Private CRE may include whole or partial interests in real properties, mortgage debt, mezzanine debt (which is generally a subordinated loan secured by a pledge of the ownership interests of the entity owning the real property) and other direct real estate investments.

Clarion Partners (as defined below) will select investments across property types, geographic regions and metropolitan areas in order to generate attractive current income with the potential for long term appreciation and favorable risk-adjusted returns. The Fund considers equity investments in Private CRE to be owning equity of special purpose vehicles that own commercial real estate. When the Fund determines to purchase a property, a special purpose vehicle will generally be created to hold the title to the property. By owning equity of a special purpose vehicle, the Fund will own the title to the underlying property.

Many of the Fund’s equity investments in Private CRE are intended to be wholly-owned by the Operating Partnership; however, the Operating Partnership also expects to enter into a significant number of joint ventures or other co-ownership
arrangements with third parties. In these joint ventures, the Operating Partnership would generally share control with the third party partner, but may in some cases have minority control of an investment, and in many cases the third party partner may provide operating services for the property. In some cases the Operating Partnership may share control with a third party partner even though the Operating Partnership holds a majority of the economic interests of the joint venture. In most cases, generally accepted accounting principles (“GAAP”) will not require the Fund or the Operating Partnership to consolidate joint ventures it does not control. In some cases the Fund or the Operating Partnership may pay to have a period of exclusivity, or an option, to purchase a Private CRE property.

Publicly Traded Real Estate Securities
: The Fund’s investments in Publicly Traded Real Estate Securities may include commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), asset-backed securities (“ABS”), and other equity or debt securities issued by REITs or real estate-related investment companies. Publicly traded securities may be exchange-traded or traded over-the-counter
(“OTC”). Real estate-related investment companies are investment companies that primarily invest in real estate or activities relating to the ownership, construction, financing, management, servicing or sale of such real estate.

The Fund may invest in securities of any credit quality, maturity and duration to enhance its income and capital appreciation potential and to provide liquidity to the overall portfolio. This may include below investment grade (or junk) securities. See “Risks—Below Investment Grade (High Yield or Junk) Securities Risk.
”
The Fund expects that its investments in Publicly Traded Real Estate Securities will primarily be in U.S. securities, but it may also invest in
non-U.S.
securities (however, the Fund does not expect to invest in emerging markets).

Clarion Partners will utilize the fixed income expertise of Western Asset (as defined below) to select specific types of Publicly Traded Real Estate Securities within investment guidelines set by Clarion Partners.

The Fund’s investment strategy provides investors the ability to gain direct exposure to a portfolio of stabilized income-oriented commercial real estate and real estate related securities. See “The Fund’s Investments—Benefits of Investing in Real Estate.”

Clarion Partners will utilize the breadth and scale of its national real estate platform, research-based process and acquisition and management expertise to evaluate market conditions and potential investment opportunities for the Fund. Clarion Partners will take into account real estate cycles across property types and markets in an effort to reduce portfolio volatility and enhance returns. As an additional risk management measure, Clarion Partners will primarily consider markets that it believes have attractive growth prospects and healthy supply/demand dynamics.

On a long-term basis, under normal market conditions, Clarion Partners will seek to allocate the Fund’s portfolio generally in accordance with the following targeted percentages of net assets (plus the amount of borrowings for investment purposes):

(i)	no less than 60% to Private CRE and

(ii)
up to 40% to Publicly Traded Real Estate Securities and cash/cash equivalents and other short-term investments to facilitate liquidity (cash/cash equivalents and other short-term investments will not count toward the Fund’s 80% test).

Clarion Partners will have the ability to allocate the Fund’s portfolio between Private CRE and Publicly Traded Real Estate Securities as well as to determine the portion of the Publicly Traded Real Estate Securities or cash equivalents that will be managed by Western Asset, in each case subject to the supervision and direction of the board of directors of the Fund (the “Board”) and FTFA (as defined below).

The Board has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund.

For a more complete discussion of the Fund’s portfolio composition, see “The Fund’s Investments.”

The Operating Partnership	The Fund is the sole member of the general partner of the Operating Partnership. The general partner of the Operating Partnership has irrevocably delegated its authority to manage the business and affairs of the Operating Partnership to a board of directors (the “OP Board”). The directors on the OP Board are the same directors that serve on the Board of the Fund. The directors of the OP Board are subject to the same standard of care and same fiduciary duties with regard to the Operating Partnership as are corporate directors under Delaware law.

The use of our Operating Partnership to hold all or substantially all of our assets is referred to as an Umbrella Partnership Real Estate Investment Trust (“UPREIT”). Using an UPREIT structure may give us an advantage in acquiring Private CRE investments from persons who want to defer recognizing a gain for U.S. federal income tax purposes. The Operating Partnership currently is wholly-owned by the Fund. However, in the future the Operating Partnership may issue partnership units in private placements in exchange for Private CRE investments. The aggregate amount of such partnership units issued plus any cash consideration paid will equal the fair value of the Private CRE investments contributed to the Operating Partnership, calculated in accordance with the valuation policies of the Fund and the Operating Partnership.

While the Operating Partnership is primarily controlled by the Fund, the Fund will treat the Operating Partnership’s assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), on an aggregate basis with the Operating Partnership, and the Operating Partnership will comply with the provisions relating to affiliated transactions and custody (Section 17). In addition, the Fund’s Board will comply with the provisions of Section 15 of the 1940 Act with respect to the Operating Partnership’s investment advisory contract, if applicable. The Operating Partnership uses the same custodian as the Fund.

The Offering
The Fund is offering four classes of its shares of common stock, $0.001 par value per share: Class I shares of Common Stock (“Class I Shares”), Class D shares of Common Stock (“Class D Shares”), Class S shares of Common Stock (“Class S Shares”) and Class T shares of Common Stock (“Class T Shares” and together with the Class I Shares, Class D Shares and Class S Shares the “Common Stock”). FTFA has obtained exemptive relief from the Securities and Exchange Commission (the “SEC”) permitting registered closed-end
management investment companies for which FTFA or its affiliates act as investment adviser to issue multiple classes of shares with varying sales loads and asset based service and/or distribution fees.

Class I Shares and Class D Shares were initially offered at $10.00 per share, and are now offered on a continuous basis at net asset value (“NAV”) per share. Class S Shares were initially offered at $10.36 per share, and are now offered on a continuous basis at NAV per share. Class T Shares were initially offered at $10.36 per share, and are now offered on a continuous basis at NAV per share, plus a maximum sales load of up to 3.0% of the offering price and a dealer manager fee of 0.5% of the offering price, however, such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the offering price. Holders of Class I Shares, Class D Shares, Class S Shares and Class T Shares have equal rights and privileges with each other, except that purchasers of Class I Shares do not pay a sales load or dealer manager fees and the Fund does not pay any servicing or distribution fees with respect to Class I Shares. See “—Ongoing Distribution and Servicing Fees” and “Summary of Fund Expenses” for information on servicing and distribution fees.

Proceeds from the offering are held by the Fund’s custodian and available to fund investments. No arrangements have been made to place such proceeds in an escrow, trust or similar account. The Fund generally expects to invest the proceeds from the offering within 30 days from receipt thereof.

The Fund reserves the right to reject a purchase order for any reason.

Investment Process	Clarion Partners Private CRE Investment Process for Equity and Debt .
Clarion Partners will utilize a disciplined investment process to identify investment opportunities for the Fund. Clarion Partners will leverage its proprietary investment research combined with its long-standing real estate experience to identify, acquire, oversee and dispose of real estate assets.

Investment management of the Fund will be a highly collaborative process between the Fund’s portfolio managers and Investment Research, Acquisitions and Asset Management personnel at Clarion Partners. Each potential investment will be assigned a due diligence team with expertise in each of the disciplines of Investment Research, Acquisitions and Asset Management. The Clarion Partners asset manager for the applicable investment will be both geographically and property type focused. The asset manager will follow the investment from sourcing to underwriting to closing to management. This approach brings to bear the collective expertise of each of Clarion Partners’ investment disciplines and helps ensure efficient execution.

Clarion Partners has two committees (Investment and Portfolio Allocation Investment) for Private CRE investments. Each committee is comprised of seasoned real estate professionals with an average of over 31 years of real estate investment experience. The Investment Committee will oversee the investment process, review and approve each potential Private CRE investment and disposition, and the Portfolio Allocation Investment Committee will determine allocations to Western Asset.

Clarion Partners’ investment process broadly consists of four key stages:

1.
Investment Sourcing.
Clarion Partners’ acquisition personnel target and source investments consistent with the Fund’s strategy. Target investments are identified based on analysis from Clarion’s Global Research team, which considers factors such as: which geographic markets and sectors are expected to outperform based on rental growth projections or other metrics, tenant preferences, where pricing is relative to alternatives and replacement cost, which investments are expected to perform best over time, how risk is being priced in the market, and local demographics and trends.

2.
Preliminary Underwriting.
The team performs initial underwriting, pricing and structuring analysis, which includes developing cash flow and return models, performing initial assessment of returns and impact on portfolio return and characteristics.

3.
Investment Underwriting and Due Diligence.
This step includes a detailed lease analysis, as well as physical inspections and reviews of the property and market reports. Cash flow and return models are further refined, and impact on portfolio return and characteristics are assessed.

4.	Final Decision. The due diligence findings and any adjustments to returns and pricing are presented to the Investment Committee for approval.

Clarion Partners will closely monitor the performance of the Fund’s investments. Each year, Clarion Partners will develop a strategic investment plan for the Fund. In addition, Clarion Partners’ asset managers are responsible for developing an annual business plan for every asset in their respective markets. This plan is subject to approval by the portfolio manager. This plan sets specific goals for value enhancement projects, tenant retention, leasing, operations, capital improvements, and a comprehensive hold/sell analysis. For debt investments, a lender’s control over value enhancement projects, tenant retention, leasing, operations and capital improvements is often limited as the equity holder would maintain control over these decisions within the bounds of the covenants of the senior and subordinate loan agreements.

Further, the Fund’s annual strategic investment plan is submitted to a Peer Review Group (“PRG”) for review. The PRG, which generally meets at the beginning of the year and periodically as needed, comprises senior investment and other professionals from across Clarion Partners.

With respect to Private CRE investments, in the cases where Clarion Partners identifies a potential investment opportunity that may be suitable for multiple clients, Clarion Partners adheres to an allocation policy (the “Allocation Policy”) by which it rotates the priority of its clients with respect to new opportunities. The Allocation Policy is designed to allocate investment opportunities among Clarion Partners’ active clients in a manner that is transparent, fair and unbiased and to optimize the investment objectives of each, recognizing that, on occasion, certain investments may be equally suitable for more than one client.

To enforce the Allocation Policy, Clarion Partners has established a formal procedure as follows:

•
Every potential investment is submitted for review to all Clarion Partners Portfolio Managers, each representing his/her respective fund or separate account client to determine if the investment meets both Clarion Partners’ and the client’s investment criteria.

•	To the extent that an investment is deemed suitable for (in the judgment of Clarion Partners) and/or desired by only one fund or separate account, it is allocated to that fund or account.

•
To the extent that an investment opportunity, on balance, is deemed equally suitable for (in the judgment of Clarion Partners) and desired by more than one Clarion Partners client (such opportunity, a “Rotated Opportunity”), it is allocated to the one which has waited the longest to be assigned such a Rotated Opportunity, without regard to whether the portfolio is a fund or separate account.

•
In making any determination with regard to the suitability of any particular investment opportunity for any particular client, the Portfolio Managers will consider such factors that they may deem appropriate to take into account, including, without limitation, projected cash flow, the anticipated effect of the investment opportunity on a given client’s portfolio diversification, the anticipated income or unrelated business income tax effects, policies related to leverage, regulatory restrictions, and the capital that a given client has available.

•	New clients receive an initial allocation rotation priority equivalent to having just been assigned a Rotated Opportunity (i.e., they are placed at the bottom of the rotation list).

•	Separate rotational priorities are maintained with respect to real estate equity investment opportunities on the one hand and real estate-related debt investment opportunities on the other.

•
Investment opportunities are not made available for rotation under Clarion Partners’ allocation policy under the following circumstances: (a) an investment opportunity is sourced by a client with its own independent investment resources for acquisition by that client; and (b) an investment opportunity is sourced for a specific client pursuant to a programmatic joint venture relationship.

Notwithstanding the foregoing, no new opportunity will become subject to the above Allocation Policy where such new opportunity is: sourced by a client with its own independent investment resources for acquisition by such client; or sourced for a specific client pursuant to certain programmatic joint ventures. Separate rotational priorities are maintained with respect to real estate equity investment opportunities and real estate-related debt investment opportunities.

Publicly Traded Real Estate Securities

Broad investment strategies are formulated by Western Asset’s US Broad Strategy Committee, which is comprised of senior investment professionals who represent major U.S. market sectors. These senior professionals each have expertise in a specific area of the fixed-income market, interact on a daily basis to evaluate developments in the market and the economy, and meet formally every week to review Western Asset’s economic outlook and investment strategy. The head of Western Asset’s Mortgage and Consumer Credit Team then formulates the macroeconomic-based investment strategies (i.e., duration, curve and sector positioning).

Portfolios are constructed based on analysis of individual securities using Western Asset’s fundamental value process. The Mortgage and Consumer Credit Team constructs the portfolios by making larger allocations to sub-sectors
that Western Asset believes offer the most attractive risk and liquidity adjusted returns. Active sector rotation is the primary source to manage overall portfolio risk. Sector rotation is an investment management technique whereby assets are shifted from one sector or sub-sector
of the real estate market to another seeking to capitalize on the most attractive risk and liquidity adjusted returns. The team may use opportunistic hedging techniques (including derivatives) to manage interest rate, credit and portfolio risk. The Fund may invest in derivative instruments, such as options contracts, futures contracts, options on futures contracts, indexed securities, credit linked notes, credit default swaps and other swap agreements for investment, hedging and risk management purposes.

See “The Fund’s Investments—Investment Process.”

Repurchases
The Fund’s Common Stock will not be listed for trading on a securities exchange. No secondary market is expected to develop for the Fund’s Common Stock. The Fund is an “interval fund,” a type of fund which, to provide limited liquidity to shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding shares at NAV pursuant to
Rule 23c-3 under
the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). Under normal market conditions, the Fund intends to repurchase 5% of its outstanding Common Stock at NAV on a quarterly basis. Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Common Stock is a fundamental policy that may not be changed without the vote of the stockholders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act).

Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to stockholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which stockholders can tender their Common Stock in response to a repurchase offer) (the “Repurchase Request Deadline”). The repurchase price will be the Fund’s NAV calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund will distribute payment to stockholders no later than seven calendar days after the Repurchase Pricing Date. As there is not likely to be a secondary market for Common Stock, stockholders may not be able to sell the Common Stock when and/or in the amount that they desire. Thus, the Common Stock is appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and stockholders to special risks. See “Risks— Risks Relating to our Share Repurchase Program.”

Leverage	The Fund may use leverage to provide additional funds to support its investment activities. The Fund expects to utilize debt financing consisting of property level debt (mortgages on the Fund’s or Operating Partnership’s properties that are generally not recourse to the Fund or the Operating Partnership) and entity level debt
(non-mortgage
debt that is recourse to the Fund or the Operating Partnership). Property level debt will be incurred by special purpose vehicles held by the Fund or its Operating Partnership or by joint ventures entered into by one of the Fund’s or the Operating Partnership’s special purpose vehicles and secured by real estate owned by such special purpose vehicles. Such special purpose vehicles or joint ventures would own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If a special purpose vehicle or joint venture were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund, the Operating Partnership or its subsidiaries. When such property level debt is not recourse to the Fund, the Fund will not treat such non-recourse
borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage unless the special purpose vehicle or joint venture holding such debt is a wholly-owned subsidiary of the Fund or the financial statements of the special purpose vehicle or joint venture holding such debt will be consolidated in the Fund’s financial statements in accordance with Regulation
S-X
and other accounting rules. The Fund may also incur entity level debt, including unsecured and secured credit facilities from certain financial institutions and other forms of borrowing (collectively, “Borrowings”) that is limited to 33 1/3% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage) immediately after such Borrowings. In addition, the Fund may enter into reverse repurchase agreements and/or use similar investment management techniques that may provide leverage, subject to the requirements of Rule 18f-4 under the 1940 Act. Under Rule
18f-4(d),
the Fund may enter into reverse repurchase agreements or similar financing transactions in reliance on the rule if the Fund either (i) complies with the asset coverage requirements of Section 18 of the 1940 Act, and combines the aggregate amount of indebtedness associated with all reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating its asset coverage ratio; or (ii) treats all reverse repurchase agreements or similar financing transactions as derivatives transactions for all purposes under the rule. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred stock (“Preferred Stock”) in an aggregate amount of up to 50% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage) immediately after such issuance. See “Leverage” and “Risks—Leverage Risk.”

Borrowings (and any Preferred Stock) have seniority over Common Stock. Any Borrowings and Preferred Stock (if issued) leverage investments in Common Stock. Holders of Common Stock bear the costs associated with any Borrowings, and if the Fund issues Preferred Stock, holders of Common Stock bear the offering costs of the Preferred Stock issuance. The Board may authorize the use of leverage through Borrowings and Preferred Stock without the approval of the holders of Common Stock.

The Fund may not use leverage at all times and the amount of leverage may vary depending upon a number of factors, including FTFA’s and Clarion Partners’ outlook for the market and the costs that the Fund would incur as a result of such leverage. There is no assurance that the Fund’s leveraging strategy will be successful.

Distributions
The Fund intends to make distributions necessary to maintain its qualification as a REIT. The Fund intends to declare and pay distributions from net investment income of the Fund, if any, on a monthly basis. In addition, the Fund intends to declare and make distributions from net realized gains, if any, on an annual basis. Net short-term capital gains may be paid more frequently. For purposes of declaring and paying distributions, the Fund will determine its monthly net investment income to distribute in accordance with GAAP, which may differ from income tax regulations. See “Distributions.”

Cash distributions to holders of our Common Stock will automatically be reinvested under our Dividend Reinvestment Plan (the “DRIP”) in additional whole and fractional shares unless you elect to receive your distributions in cash. Investors may terminate their participation in the DRIP with prior written notice to the transfer agent, SS&C Global Investor & Distribution Solutions, Inc. (“SS&C GIDS”). Under the DRIP, stockholders’ distributions are reinvested in Common Stock of the same class of Common Stock owned by the stockholder for a purchase price equal to the NAV per share (for the class of Common Stock being purchased) on the date that the distribution is paid. See “Dividend Reinvestment Plan.”

Investment Manager
Franklin Templeton Fund Adviser, LLC (“FTFA”) is the Fund’s investment manager. FTFA, an indirect wholly-owned subsidiary of Franklin Resources, Inc. (“Franklin Resources”), a global investment management organization operating as Franklin Templeton, is a registered investment adviser and supervises the day-to-day
management of the Fund’s portfolio by Clarion Partners. In addition, FTFA provides administrative and management services necessary for the operation of the Fund, such as (1) supervising the overall administration of the Fund, including negotiation of contracts and fees with and the monitoring of performance and billings of the Fund’s transfer agent, stockholder servicing agents, custodian and other independent contractors or agents; (2) providing certain compliance, accounting, regulatory reporting and tax reporting services; (3) preparing or participating in the preparation of Board materials, registration statements, proxy statements and reports and other communications to stockholders; (4) maintaining the Fund’s existence; and (5) maintaining the registration and qualification of the Fund’s shares under federal and (if required) state laws.

As of December 31, 2025, FTFA’s total assets under management were approximately $138.83 billion. As of December 31, 2025, Franklin Templeton’s asset management operation had aggregate assets under management over $1.68 trillion.

FTFA receives a monthly management fee at the annual rate of 1.25% of the Fund’s average daily NAV. Under its management agreement with the Fund, FTFA’s management fee is waived in an amount equal to the average daily value of the Fund’s net assets held through the Operating Partnership. As a result, if the Fund invests all of its assets in the Operating Partnership then FTFA will receive all of its management fee from the Operating Partnership and the Fund will not pay an additional management fee. FTFA receives a monthly management fee from the Operating Partnership at the annual rate of 1.25% of the Operating Partnership’s average daily NAV. See “Management of the Fund—Investment Advisory Agreements and Fees.”

Investment Sub-Adviser
Clarion Partners is the Fund’s investment
sub-adviser.
Clarion Partners, an indirect majority-owned affiliate of Franklin Resources, is a registered investment adviser and is responsible for the day-to-day
portfolio management of the Fund, subject to the supervision and direction of the Board and FTFA. As of September 30, 2025, Clarion Partners’ total assets under management were approximately $73.7 billion.

Founded in 1982, Clarion Partners has historically specialized in managing private equity real estate portfolios in the United States for institutional investors in both separate accounts and commingled funds. Clarion Partners is one of the leading real estate investment advisers in the United States, managing private equity real estate investments for a broad range of clients including government retirement plans, institutions, corporations and private individuals. Headquartered in New York, Clarion Partners has, as of January 1, 2026, approximately 355 employees in eleven regional offices strategically located throughout the United States and Europe, including 58 senior executives with an average of over 27 years of real estate investment experience.

Clarion Partners receives an annual
sub-advisory
fee, payable monthly, from FTFA in an amount equal to 70% of the management fee paid to FTFA, net of expense waivers and reimbursements. No advisory fee will be paid by the Fund or the Operating Partnership directly to Clarion Partners.

Securities Sub-Adviser
Western Asset is the Fund’s securities
sub-adviser.
Western Asset, an indirect wholly-owned subsidiary of Franklin Resources and an affiliate of FTFA and Clarion Partners, is a registered investment adviser and has day-to-day
responsibility for managing the portion of the Fund’s securities investments allocated to it by Clarion Partners, including Publicly Traded Real Estate Securities and investments in cash, cash equivalents and other short-term investments to facilitate liquidity for the quarterly repurchases of Common Stock. Western Asset may also invest in private commercial mortgage loans. As of December 31, 2025, Western Asset’s and its supervised affiliates’ total assets under management were approximately $222.2 billion.

Western Asset is one of the world’s leading global fixed income managers. Founded in 1971, the firm is known for team management, proprietary research, supported by robust risk management, and a long-term fundamental value approach.

FTFA, and not the Fund or the Operating Partnership, pays Western Asset a fee based on the assets of the Fund allocated to Western Asset by Clarion Partners.

Competitive Advantages
In pursuing the Fund’s investment objective and strategy, the Fund is expected to benefit from the investment capabilities and organizational stability of Clarion Partners, one of the nation’s leading institutional real estate investment managers. Clarion Partners has an extensive national platform for sourcing, investing and managing real estate assets.

Clarion Partners believes that it offers the following competitive advantages:

Scale:
Clarion Partners’ national footprint, local knowledge, and ability to conduct in-depth
market research is the foundation of its ability to source real estate investments and execute deals. Clarion Partners has extensive industry relationships with real estate owners and operators, brokers, investment banks, commercial banks and loan originators and other intermediaries, providing access to a broad array of buyers, sellers and debt financing sources in all major metropolitan markets throughout the United States.

Experience, Integrity and Credibility:
Clarion Partners has focused exclusively on real estate investing for nearly four decades. Its management team has in-depth
knowledge and an understanding of real estate gained over numerous market cycles.

Disciplined Investment Approach:
Clarion Partners’ due diligence, asset management and portfolio management process is anchored in rigorous research. Disciplined collaboration between Clarion Partners’ experts enables insights across the firm to be integrated and converted into actionable investments ideas.

Expenses and Reimbursement
Subject to the terms and conditions outlined in this prospectus, the Fund will reimburse FTFA or the Fund sub-advisers,
as applicable, for any actual third-party expenses incurred on behalf of the Fund. Such expenses will include, but are not limited to, costs related to valuation, audit, reporting, regulatory, administration, compliance and financing as well as legal services. The Fund will also reimburse FTFA or the Fund sub-advisers,
as applicable, for actual operating and property expenses incurred on behalf of the Fund for CRE property management, acquisitions, dispositions and financings. Clarion Partners intends to hire third-party property managers (who could also be joint venture partners for an investment) at prevailing market rates to perform management and specialized services for the Fund’s Private CRE investments, but may in certain circumstances utilize Clarion Partners staff when deemed the best course of action for the Fund.

FTFA has agreed to waive fees and/or reimburse the Fund’s expenses (including organizational and offering expenses, but excluding property management, acquisition, disposition expenses, any other expenses related to investments in real property, debt and real-estate related securities, expenses related to Borrowings or the issuance of Preferred Stock, interest, brokerage, tax and extraordinary expenses and acquired fund fees and expenses (such expenses “Specified Expenses”)) to the extent necessary to ensure that the total annual Fund operating expenses (excluding Specified Expenses) attributable to the Class I Shares, Class D Shares, Class S Shares and Class T Shares will not exceed 1.75%, 2.00%, 2.60% and 2.60%, respectively, of NAV of that class per year, subject to recapture as described below. These arrangements cannot be terminated prior to December 31, 2026 without the Board’s consent. Additional amounts may be voluntarily waived and/or reimbursed from time to time.

FTFA is permitted to recapture amounts forgone or reimbursed within thirty-six months after the month FTFA earned the fee or incurred the expense if the total annual Fund operating expenses have fallen to a level below the limit described herein. In no case will FTFA recapture any amount that would result in the total annual Fund operating expenses exceeding such limit.

For a more complete discussion of the Fund’s expenses and reimbursement arrangements, see “Summary of Fund Expenses.”

Custodian and Transfer Agent	The Bank of New York Mellon (“BNY”) serves as the Fund’s custodian. SS&C GIDS serves as Fund’s transfer agent. See “Custodian and Transfer Agent.”

Distributor
Franklin Distributors, LLC (the “Distributor”) is the principal underwriter and distributor of the Class I Shares, Class D Shares, Class S Shares and Class T Shares and serves in that capacity on a best efforts basis, subject to various conditions. Other broker-dealers (“Selling Agents”) may be appointed by the Distributor to assist in the sale of the Fund’s Common Stock on a best efforts basis or who may provide certain servicing activities with respect to the Fund’s Common Stock. See “Plan of Distribution.”

Sales Load and Dealer Manager Fees
Class T Shares are subject to a sales load of up to 3.0% and a dealer manager fee of 0.5%, in each case, of the total purchase price per Class T Share (including sales load and dealer manager fees); however, such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price. Sales loads may be reduced for certain categories of purchasers and for volume discounts, as disclosed in this prospectus. The Distributor may reallow sales loads and dealer manager fees to participating broker-dealers. No sales load or dealer manager fee will be paid with respect to purchases of Class I Shares, Class D Shares or Class S Shares or any Common Stock sold pursuant to the DRIP. Selling Agents typically receive the sales load with respect to the Class T Shares purchased by their stockholders. Investors should consult with their Selling Agents about the sales load and any additional fees or charges their Selling Agents might impose on each class of shares.

Ongoing Distribution and Servicing Fees
Subject to FINRA limits, participating broker dealers receive ongoing distribution and servicing fees (a) of 0.85% of NAV per annum for Class S Shares and Class T Shares only (consisting of a 0.60% distribution fee (the “Distribution Fee”) and a 0.25% stockholder servicing fee (the “Servicing Fee”)), accrued daily and payable monthly and (b) of 0.25% for Class D Shares only (all of which constitutes payment for stockholder services, with no payment for distribution services) in each case as accrued daily, and payable monthly. Class I Shares do not incur Distribution or Servicing Fees.

The Fund will cease paying the Distribution Fee with respect to any Class T Shares and the Servicing Fee with respect to any Class D Shares or Class T Shares held in a stockholder’s account at the end of the month in which the Distributor, in conjunction with the transfer agent, determines that total upfront sales loads, dealer manager fees, Distribution Fees and Servicing Fees paid with respect to such shares would exceed 8.75% of the gross proceeds from the sale of such shares (excluding the gross proceeds of any shares issued under our DRIP with respect thereto). Shares of Common Stock sold or serviced through certain participating broker-dealers may be subject to a lower limit as set forth in the applicable agreement between the Distributor and a participating broker-dealer at the time such shares were issued. At the end of such month, such Class D Shares or Class T Shares (and any shares issued under our distribution reinvestment plan with respect thereto) held in such stockholder’s account will convert into a number of Class I Shares (including any fractional shares) with an equivalent aggregate NAV of such class of shares. Class S Shares are not subject to a conversion feature.

Unlisted Closed-End Fund Structure; Limited Liquidity
The Fund will not list its Common Stock for trading on any securities exchange or any other trading market. There is currently no secondary market for its Common Stock and the Fund does not expect any secondary market to develop for its Common Stock. Stockholders of the Fund are not able to have their Common Stock redeemed or otherwise sell their Common Stock on a daily basis because the Fund is an unlisted closed-end
fund. An investment in the Fund is suitable only for investors who can bear the risks associated with private market investments with potential limited liquidity of the Common Stock as described in “Repurchases” above.

Minimum Investment
Generally, the minimum initial investment is $1,000,000 for Class I Shares, except when purchased through fee-based
programs at registered broker-dealers, registered investment advisors, trust companies, banks, or other financial intermediaries where the investment minimum is $2,500. The minimum initial investment minimum is $2,500 for Class D Shares, Class S Shares and Class T Shares. The minimum subsequent investment is $500 for each class of Common Stock, except for additional purchases pursuant to the DRIP, which are not subject to a minimum purchase amount. However, any Selling Agent may modify or waive the minimum initial or subsequent investment required for any Common Stock sold by such Selling Agent. See “Plan of Distribution—How to Purchase Common Stock.”

Investor Suitability
An investment in the Common Stock is most suitable for investors who seek to diversify their personal portfolios with a real estate-based investment and seek to receive current income and obtain the benefits of potential long-term capital appreciation from real estate as an asset class. An investment in the Common Stock is least suitable for persons who require liquidity or guaranteed income.

Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objective and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

An investment in the Fund involves a considerable amount of risk. It is possible that you may lose part or all of your investment in the Fund. An investment in the Fund is suitable only for investors who can bear the risks associated with private market investments with potential limited liquidity of the Common Stock. Common Stock should be viewed as a long-term investment within a multi-asset personal portfolio and should not be viewed individually as a complete investment program.

Class S Shares and Class T Shares are available to the general public through Selling Agents and other financial intermediaries. Class D Shares are generally available for purchase only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D Shares, (3) through investment advisers that are registered under the Advisers Act or applicable state law and direct clients to trade with a broker-dealer that offers Class D Shares, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (5) other categories of investors that we name in an amendment or supplement to this prospectus. Class I Shares are available only (1) through fee-based
programs, known as wrap accounts, of investment dealers that provide access to Class I Shares, (2) to participating broker-dealers and their affiliates, including their officers, directors, employees, and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130 and through participating broker-dealers that have alternative fee arrangements with their clients and through participating broker-dealers that have alternative fee arrangements with their clients, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, (5) to endowments, foundations, pension funds and other institutional investors for purchase in this offering, (6) to other categories of investors that we name in an amendment or supplement to this prospectus or (7) to the Fund’s officers and directors and their immediate family members, as well as officers and employees of FTFA, Clarion Partners, Western Asset, Franklin Resources or other affiliates and their immediate family members, and, if approved by the Board, joint venture partners, consultants and other service providers.

Summary of Risks
Investing in the Fund involves risks, including the risk that a stockholder may receive little or no return on his or her investment or that a stockholder may lose part or all of his or her investment. The Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if they can sustain a complete loss of their investment. Below is a summary of some of the principal risks of investing in the Fund. For a more complete discussion of the risks of investing in the Fund, see “Risks.” Stockholders should consider carefully the following principal risks before investing in the Fund:

Investment and Market Risk.
An investment in the Fund is subject to investment risk, including the possible loss of the entire amount that you invest. An investment in Common Stock is not intended to constitute a complete investment program and should not be viewed as such. represents an indirect investment in the assets owned by the Fund. The value of the Fund’s investments may move up or down, sometimes rapidly and unpredictably. At any point in time, your Common Stock may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions. The Fund is primarily a long-term investment vehicle and should not be used for short-term trading.

Market Events Risk.
The market values of securities or other assets will fluctuate, sometimes sharply and unpredictably, due to factors such as economic events, governmental actions or intervention, actions taken by the U.S. Federal Reserve or foreign central banks, market disruptions caused by trade disputes or other factors, political developments, armed conflicts, economic sanctions and countermeasures in response to sanctions, major cybersecurity events, the global and domestic effects of widespread or local health, weather or climate events, and other factors that may or may not be related to the issuer of the security or other asset. Economies and financial markets throughout the world are increasingly interconnected. Economic, financial or political events, trading and tariff arrangements, public health events, terrorism, wars, natural disasters and other circumstances in one country or region could have profound impacts on global economies or markets. As a result, whether or not the fund invests in securities of issuers located in or with significant exposure to the countries or markets directly affected, the value and liquidity of the fund’s investments may be negatively affected.

Raising the ceiling on U.S. government debt has become increasingly politicized. Any failure to increase the total amount that the U.S. government is authorized to borrow could lead to a default on U.S. government obligations, with unpredictable consequences for economies and markets in the U.S. and elsewhere. Recently, inflation and interest rates have been elevated as compared to recent years. These circumstances could adversely affect the value and liquidity of the Fund’s investments, impair the Fund’s ability to satisfy redemption requests, and negatively impact the Fund’s performance.

The United States and other countries are periodically involved in disputes over trade and other matters, which may result in tariffs, investment restrictions and adverse impacts on affected companies and securities. For example, the United States has imposed tariffs and other trade barriers on Chinese exports, has restricted sales of certain categories of goods to China, and has established barriers to investments in China. Trade disputes may adversely affect the economies of the United States and its trading partners, as well as companies directly or indirectly affected and financial markets generally. The United States government has prohibited U.S. persons from investing in Chinese companies designated as related to the Chinese military. These and possible future restrictions could limit the fund’s opportunities for investment and require the sale of securities at a loss or make them illiquid. Moreover, the Chinese government is involved in a longstanding dispute with Taiwan that has included threats of invasion. If the political climate between the United States and China does not improve or continues to deteriorate, if China were to attempt unification of Taiwan by force, or if other geopolitical conflicts develop or get worse, economies, markets and individual securities may be severely affected both regionally and globally, and the value of the Fund’s assets may go down.

Inflation Risk
. Globally, inflation and rapid fluctuations in inflation rates have in the past had negative effects on economies and financial markets, particularly in emerging economies, and may do so in the future. Wages and prices of inputs increase during periods of inflation, which can negatively impact returns on investments. In an attempt to stabilize inflation, governments may impose wage and price controls, or otherwise intervene in the economy. Governmental efforts to curb inflation often have negative effects on levels of economic activity.

Inflationary pressures have increased the costs of labor, energy, and raw materials, and have adversely affected consumer spending, economic growth, and the operations of companies in the U.S. and globally, and have resulted in a tightening of monetary policy by the U.S. Federal Reserve. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten further in response. Inflation could become a serious problem in the future and have an adverse impact on the Fund’s returns.

Any provisions of the Fund’s leases designed to mitigate the risk of inflation and unexpected increases in market lease rates, such as periodic rental increases, may not adequately protect the Fund from the impact of inflation or unexpected increases in market lease rates. If subject to below-market lease rates on a significant number of properties pursuant to long-term leases, and operating and other expenses are increasing faster than anticipated, then the Fund’s business, financial condition, results of operations, cash flows and ability to satisfy debt service obligations or pay distributions on Common Stock could be materially adversely affected.

Distributions Risk.
There can be no assurance that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or maintain certain levels of cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.

Liquidity Risk.
The Fund is designed primarily for long-term investors and an investment in the Fund’s Common Stock should be considered illiquid. The Common Stock is not listed for trading on any securities exchange. There is no public market for the Common Stock and none is expected to develop.

Risks Relating to Our Share Repurchase Program
. Although the Fund will conduct quarterly repurchases, there is no guarantee that a stockholder will be able to sell all of the Common Stock that the stockholder desires to sell. The Fund should therefore be considered to offer limited liquidity.

Management Risk and Reliance on Key Personnel.
The Fund is subject to management risk because it is an actively managed investment portfolio. Clarion Partners, Western Asset and each individual investment professional may not be successful in selecting the best investments or investment techniques, and the Fund’s performance may lag behind that of similar funds.

Delay in Use of Proceeds Risk.
Although the Fund currently intends to invest the proceeds from any sale of the Common Stock offered hereby as soon as practicable, such investments may be delayed if suitable investments are unavailable at the time. Delays the Fund encounters in the selection, due diligence and origination or acquisition of investments would likely limit its ability to pay distributions and lower overall returns.

Competition Risk.
Identifying, completing and realizing attractive portfolio investments is competitive and involves a high degree of uncertainty. In acquiring its target assets, the Fund will compete with a variety of institutional investors, including specialty finance companies, public and private funds (including other funds managed by FTFA, Clarion Partners and Western Asset), REITs, commercial and investment banks, commercial finance and insurance companies and other financial institutions.

Non-Diversification
Risk.
As a
non-diversified
investment company, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by events impacting a single investment, geographic location, security or investment type.

Illiquid Investment Risk.
Many of the Fund’s investments will be illiquid, including the Fund’s Private CRE investments. A variety of factors could make it difficult for the Fund to dispose of any of its illiquid assets on acceptable terms even if a disposition is in the best interests of the Fund’s stockholders. The Fund cannot predict whether it will be able to sell any asset for the price or on the terms set by it or whether any price or other terms offered by a prospective purchaser would be acceptable to the Fund.

Real Estate Investment Risk. The Fund’s investments will be subject to the risks typically associated with real estate, including but not limited to:

•	local, state, national or international economic conditions, including market disruptions caused by regional concerns, political upheaval, sovereign debt crises and other factors;

•	lack of liquidity inherent in the nature of the asset;

•	reliance on tenants/operators/managers to operate their businesses in a sufficient manner and in compliance with their contractual arrangements with the Fund;

•	ability and cost to replace a tenant/operator/manager upon default;

•	property management decisions;

•	property location and conditions;

•	property operating costs, including insurance premiums, real estate taxes and maintenance costs;

•	competition from comparable properties;

•	the occupancy rate of, and the rental rates charged at, the properties;

•	the ability to collect on a timely basis all rent;

•	the effects of any bankruptcies or insolvencies;

•	changes in interest rates and in the availability, cost and terms of mortgage financing;

•	changes in governmental rules, regulations and fiscal policies;

•	cost of compliance with applicable federal, state, and local laws and regulations;

•	acts of nature, including earthquakes, hurricanes and other natural disasters;

•	the potential for uninsured or underinsured property losses; and

•	other factors which are beyond the Fund’s control.

Commercial Real Estate Industry Risk.
The Fund’s business and operations are dependent on the CRE industry generally, which in turn is dependent upon broad economic conditions. Investing in commercial real estate assets involves certain risks, including but not limited to: tenants’ inability to pay rent; declining commercial real estate values, increases in interest rates and lack of availability of financing; tenant turnover and vacancies; the pace and magnitude of debt accumulation and impending debt maturities; regional banks’ concentration of loans in commercial real estate and changes in supply of or demand for similar properties in a given market. Challenging economic and financial market conditions may cause the Fund to experience an increase in the number of Private CRE investments that result in losses, including delinquencies, non-performing
assets and a decrease in the value of the property or, in the case of Publicly Traded Real Estate Securities, collateral which secures its investments, all of which could adversely affect the Fund’s results of operations.

Litigation Risk.
From time to time, the Fund, FTFA or the
sub-advisers
may be subject to pending or threatened litigation or regulatory action. Some of these claims may result in significant defense costs and potentially significant judgments against the Fund and/or the sub-advisers.
We cannot be certain of the ultimate outcome of any potential litigation or regulatory action or any claims that may arise in the future and the reputation of the Fund and/or the sub-advisers
could be damaged as a result. Certain litigation or regulatory scrutiny could materially adversely affect our business in a number of ways, including a reluctance of counterparties to do business with us, FTFA or the sub-advisers.

Joint Venture Risk.
The Fund has entered into joint ventures with third parties to make investments. The Fund may also make investments in partnerships or other co-ownership
arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment. In addition, disputes between the Fund and its joint venture partners may result in litigation or arbitration that would increase the Fund’s expenses and prevent the Fund’s officers and directors from focusing their time and efforts on the Fund’s business.

Recourse Financings Risk.
Generally, commercial real estate financings are structured as non-recourse
to the borrower which limits a lender’s recourse to the property pledged as collateral for the loan and not the other assets of the borrower or to any parent of the borrower in the event of a loan default. However, lenders customarily will require that a creditworthy parent entity enter into so-called
“recourse carveout” guarantees to protect the lender against certain bad-faith
or other intentional acts of the borrower in violation of the loan documents. A “bad boy” guarantee typically provides that the lender can recover losses from the guarantors for certain bad acts, such as fraud or intentional misrepresentation, intentional waste, willful misconduct, criminal acts, misappropriation of funds, voluntary incurrence of prohibited debt and environmental losses sustained by lender. These financing arrangements with respect to our investments generally require “bad boy” guarantees from us and/or certain of our subsidiaries and in the event that such a guarantee is called, our assets could be adversely affected. Moreover, our “bad boy” guarantees could apply to actions of the joint venture partners associated with our investments.

Private CRE Options Risk.
The Fund may obtain options that grant it a period of exclusivity during which it may acquire certain Private CRE. The amount paid for an option, if any, is normally surrendered if the property is not purchased and may or may not be credited against the purchase price if the property is purchased. Option payments will reduce the amount of cash available for further investments or distributions to the Fund’s stockholders.

Valuation Risk.
Within the parameters of the Fund’s valuation guidelines, the valuation methodologies used to value the Fund’s assets will involve subjective judgments and projections and may not be accurate. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond the Fund’s control and the control of FTFA, the sub-advisers
and the Fund’s independent valuation advisors.

Dilution Risk.
Once it is no longer a wholly-owned subsidiary of the Fund, our Operating Partnership intends to provide liquidity to its limited partners through repurchase offers that are aligned with the timing of the Fund’s repurchase offers. In order to ensure that the Fund’s shareholders are not diluted with respect to the amount of such Operating Partnership repurchase offers that are allocated to the Fund upon the occurrence of a pro ration event, the Fund expects to repurchase the full amount of its partnership units representing its interest as a limited partner of the Operating Partnership (“OP Units”) in a repurchase offer by the Operating Partnership and to withdraw any excess OP Units that are repurchased prior to the acceptance by the Operating Partnership of the repurchased OP Units in the event that the Operating Partnership’s repurchase offer is not oversubscribed. Prior to the time it admits additional investors, the Operating Partnership will be registered under the 1940 Act, and will therefore be subject to the protections of the 1940 Act, and will be managed consistent with the Fund’s compliance policies and procedures and the 1940 Act.

Risks Related to Specific Private CRE Property Types. The Fund intends to invest in a variety of Private CRE property types, which may expose the Fund to risks.

CMBS Risk.
CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a residential or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal.

Non-Agency
RMBS Risk.
Non-agency
RMBS are securities issued by
non-governmental
issuers, the payments on which depend (except for rights or other assets designed to assure the servicing or timely distribution of proceeds to holders of such securities) primarily on the cash flow from residential mortgage loans made to borrowers that are secured (on a first priority basis or second priority basis, subject to permitted liens, easements and other encumbrances) by residential real estate
(one-
to four- family properties) the proceeds of which are used to purchase real estate and purchase or construct dwellings thereon (or to refinance indebtedness previously so used).
Non-agency
RMBS have no direct or indirect government guarantees of payment and are subject to various risks including credit-related risk, prepayment risk and legal risks.

ABS Risk
. Investments in ABS are subject to risks. The ability of an issuer of ABS to enforce its security interest in the underlying assets may be limited, and therefore certain ABS present a heightened level of risk. The risks of investing in ABS ultimately depend upon the payment of the underlying loans by the individual borrowers. In its capacity as purchaser of ABS, the Fund would generally have no recourse to the entity that originated the loans in the event of default by the borrower. The risk of non-payment
is greater for ABS that are backed by pools that contain subprime loans, but a level of risk exists for all loans. Market factors adversely affecting loan repayments may include a general economic turndown and high unemployment.

Mortgage Loan Risk.
The Fund may invest in commercial mortgage loans, including senior and mezzanine loans and
B-notes,
which are secured by residential, commercial or properties with other characteristics (such as properties that are not well leased and generally require significant capital improvements, restructuring and/or repositioning/development) and are subject to risks of delinquency and foreclosure and risks of loss. Commercial mortgage loans are usually non-recourse
in nature. Therefore, if a commercial borrower defaults on the commercial mortgage loan, then the options for financial recovery are limited in nature. In the event of any default under a mortgage or real estate loan held directly by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage or real estate loan, which could have a material adverse effect on the Fund’s profitability.

Mezzanine Loan Risk.
The Fund may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the interest in the entity owning the real property. These types of investments involve a higher degree of risk than first-lien mortgage loans secured by income producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. As a result, the Fund may not recover some or all of its investment.

Below Investment Grade (High Yield or Junk) Securities Risk.
A material portion of the Fund’s Publicly Traded Real Estate Securities (including both direct and indirect investments) may consist of below investment grade securities. Lower grade securities may be particularly susceptible to economic downturns and are inherently speculative. Because of the substantial risks associated with investments in lower grade securities, you could lose money on your investment in Common Stock, both in the short-term and the long-term.

Capital Markets Risk.
The Fund expects to fund a portion of its Private CRE investments with property-level financing. There can be no assurance that any financing will be available to the Fund in the future on acceptable terms, if at all, or that it will be able to satisfy the conditions precedent required to use its credit facilities, if entered into, which could reduce the number, or alter the type, of investments that the Fund would make otherwise. Any failure to obtain financing could have a material adverse effect on the continued development or growth of the Fund’s business and harm the Fund’s ability to operate and make distributions.

Interest Rate Risk.
Changes in interest rates, including changes in expected interest rates or “yield curves,” may affect the Fund’s business in a number of ways. Changes in the general level of interest rates can affect the Fund’s net interest income, which is the difference between the interest income earned on the Fund’s interest-earning assets and the interest expense incurred in connection with its interest-bearing borrowings and hedges. Changes in the level of interest rates also can affect, among other things, the Fund’s ability to acquire certain of the Publicly Traded Real Estate Securities at attractive prices and enter into hedging transactions. Recently, there have been inflationary price movements. As such, fixed income securities markets may experience heightened levels of interest rate volatility and liquidity risk. Recently, the U.S. Federal Reserve has been raising interest rates from historically low levels. It may continue to raise interest rates. Any additional interest rate increases in the future could cause the value of the fund’s holdings to decrease.

Benchmark Reference Rates
.
Many debt securities, derivatives, and other financial instruments, utilize benchmark or reference rates for variable interest rate calculations, including the Bloomberg Short-Term Bank Yield Index (BSBY), Euro Interbank Offer Rate, Sterling Overnight Index Average Rate, and the Secured Overnight Financing Rate (each a “Reference Rate”). Instruments in which the Fund invests may pay interest at floating rates based on such Reference Rates or may be subject to interest caps or floors based on such Reference Rates. The Fund and issuers of instruments in which the Fund invests may also obtain financing at floating rates based on such Reference Rates. The elimination of a Reference Rate or any other changes to or reforms of the determination or supervision of Reference Rates could have an adverse impact on the market for, or value of, any instruments or payments linked to those Reference Rates.

For example, some Reference Rates, as well as other types of rates and indices, are described as “benchmarks” and have been the subject of ongoing national and international regulatory reform, including under the European Union regulation on indices used as benchmarks in financial instruments and financial contracts (known as the “Benchmarks Regulation”). The Benchmarks Regulation has been enacted into United Kingdom law by virtue of the European Union (Withdrawal) Act 2018 (as amended), subject to amendments made by the Benchmarks (Amendment and Transitional Provision) (EU Exit) Regulations 2019 (SI 2019/657) and other statutory instruments. Following the implementation of these reforms, the manner of administration of benchmarks has changed and may further change in the future, with the result that relevant benchmarks may perform differently than in the past, the use of benchmarks that are not compliant with the new standards by certain supervised entities may be restricted, and certain benchmarks may be eliminated entirely. Such changes could cause increased market volatility and disruptions in liquidity for instruments that rely on or are impacted by such benchmarks. Additionally, there could be other consequences which cannot be predicted.

Derivatives Risk.
Derivatives are subject to a number of risks described elsewhere in this prospectus, such as liquidity risk, interest rate risk, credit risk, management risk. Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation. Derivative instruments can be illiquid, may disproportionately increase losses, and may have a potentially large impact on Fund performance.

The Fund operates under Rule
18f-4
under the 1940 Act which, among other things, governs the use of derivative investments and certain financing transactions (e.g., reverse repurchase agreements) by registered investment companies. Among other things, Rule
18f-4
requires funds that invest in derivative instruments beyond a specified limited amount to apply a value at risk (VaR) based limit to their use of certain derivative instruments and financing transactions and to adopt and implement a derivatives risk management program. A fund that uses derivative instruments in a limited amount is not subject to the full requirements of Rule
18f-4.
Compliance with Rule
18f-4
by the Fund could, among other things, make derivatives more costly, limit their availability or utility, or otherwise adversely affect their performance. Rule
18f-4
may limit the Fund’s ability to use derivatives as part of its investment strategy.

Leverage Risk.
The Fund may use leverage in connection with its investments. Leverage may result in greater volatility of the NAV of, and distributions on, the Common Stock because changes in the value of the Fund’s portfolio investments, including investments purchased with the proceeds from Borrowings or the issuance of Preferred Stock, if any, are borne entirely by holders of Common Stock.

Potential Conflicts of Interest Risk.
Clarion Partners and Western Asset serve as advisers or
sub-advisers
to other vehicles that have the same or similar investment objective and investment strategies to those of the Fund. As a result, the sub-advisers
and the Fund’s portfolio managers may devote unequal time and attention to the management of the Fund and those other funds and accounts. Conflicts of interest exist or could arise in the future as a result of the relationships between Clarion Partners and its affiliates, on the one hand, and our Operating Partnership’s or the Fund’s real estate joint ventures or any partner thereof, on the other. For further information on potential conflicts of interest, see “Portfolio Managers—Potential Conflicts of Interest” in the SAI.

Risks Related to the Fund’s REIT Status.
The Fund expects to continue to operate so as to qualify as a REIT under the Code. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist.

Notwithstanding the availability of cure provisions in the Code, various compliance requirements could be failed and could jeopardize the Fund’s REIT status.

Tax Risks of Investing in the Fund. Even if the Fund qualifies and maintains its status as a REIT, it may become subject to U.S. federal income taxes and related state and local taxes.

Key Features of a REIT	We elected to be taxed as a REIT beginning with our taxable year ended December 31, 2019 and intend to continue to qualify as a REIT. In general, a REIT is a company that:

•	acquires or provides financing for real estate assets;

•	offers the benefits of a professionally managed real estate portfolio;

•	satisfies the various requirements of the Code, including a requirement to distribute at least 90% of its REIT taxable income each year to its stockholders; and

•
is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its stockholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and stockholder levels) that generally results from investments in a C corporation.

Limitation on Ownership Level	Our charter contains restrictions on the number of shares any one person or group may own. Specifically, no person or group may own more than 9.9% in value or number of shares, whichever is more restrictive, of the Fund’s aggregate outstanding Common Stock or 9.9% in value of the aggregate of the Fund’s outstanding capital stock of all classes or series absent an exemption. Any attempt to acquire the Fund’s Common Stock or capital stock of all other classes or series in excess of these 9.9% limits are not effective without an exemption from these limits (prospectively or retroactively) by the Board. These limits may be further reduced if the Board waives these limits for certain holders. See “Certain Provisions in the Charter and Bylaws—Transfer Restrictions.” These restrictions are designed, among other purposes, to enable us to comply with ownership restrictions imposed on REITs by the Code. Attempted acquisitions in excess of the restrictions described above will, pursuant to the charter, be void from the outset.

U.S. Federal Income Tax Considerations	We elected to be taxed as a REIT beginning with our taxable year ended December 31, 2019 and intend to continue to qualify as a REIT.

Our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual operating results, certain qualification tests set forth in the U.S. federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of the ownership of our shares, and the percentage of our taxable income that we distribute. See “Material U.S. Federal Income Tax Considerations.” No assurance can be given that the Fund will in fact satisfy such requirements for any taxable year.

As a REIT, we generally are allowed to deduct dividends paid to stockholders and, as a result, we generally will not be subject to U.S. federal income tax on that portion of our ordinary income and net capital gain that we annually distribute to stockholders, as long as we meet the minimum distribution requirements under the Code. We intend to make distributions to stockholders on a regular basis as necessary to avoid material U.S. federal income tax and to comply with the REIT distribution requirements. See “Material U.S. Federal Income Tax Considerations.”

In the case of certain U.S. stockholders, we expect your IRS Form 1099-DIV tax information, if required, to be sent to stockholders following the end of each year.

SUMMARY OF FUND EXPENSES
This table describes the combined fees and expenses of the Fund that you will incur if you buy and hold Common Stock in the Fund. Sales loads and dealer manager fees may be reduced for certain categories of purchasers and for volume discounts, as disclosed in “Plan of Distribution—Sales Load” and Appendix A of this prospectus.

	Class I	Class D	Class S	Class T
Stockholder Transaction Expenses:
Maximum Sales Load (as a percentage of the offering price) (1)	None	None	None	3.0%
Dealer Manager Fee (as a percentage of the offering price) (1)	None	None	None	0.5%
Maximum Early Repurchase Fee (as a percentage of repurchased amount) (2)	2.0%	2.0%	2.0%	2.0%

	Class I	Class D	Class S	Class T
Annual Expenses (Percentage of Net Assets Attributable to Common Stock)
Advisory Fee (3)	1.25%	1.25%	1.25%	1.25%
Performance Fee	None	None	None	None
Other Expenses (4)	0.47%	0.40%	0.40%	0.37%
Distribution/Servicing Fee (5)	None	0.25%	0.85%	0.85%
Expenses Reimbursed (6)	None	None	None	None
All Inclusive Advisory and Distribution Fees and Other Expenses	1.72%	1.90%	2.50%	2.47%
Expenses Related to Borrowings (7)	0.20%	0.20%	0.20%	0.20%
Property Level Expenses (8)	1.07%	1.07%	1.07%	1.07%
Total annual operating expenses before expenses reimbursed	2.99%	3.17%	3.77%	3.74%
Total annual operating expenses after reimbursing expenses	2.99%	3.17%	3.77%	3.74%

(1)
The Distributor acts as the principal underwriter and distributor of the Common Stock and serves in that capacity on a best efforts basis, subject to various conditions. The Fund may be offered through the Distributor and Selling Agents that have entered into agreements with the Distributor. Selling Agents typically receive the sales load with respect to the Class T Shares purchased by their clients. Class T Shares are subject to a sales load of up to 3.0% and a dealer manager fee of 0.5%, in each case, of the total purchase price per Class T Share (including sales load and dealer manager fees). Certain participating broker-dealers may offer Class T Shares subject to a dealer manager fee of up to 1.5%, provided that the sum of the sales load and dealer manager fee will not exceed 3.5% of the total purchase price. Class I Shares, Class D Shares and Class S Shares are each not subject to a sales load or dealer manager fee; however, investors could be required to pay brokerage commissions on purchases and sales of shares to their Selling Agents. Investors should consult with their Selling Agents about the sales load and any additional fees or charges their Selling Agents might impose on each class of shares.

(2)
A 2.00% Early Repurchase Fee payable to the Fund may be charged with respect to the repurchase of Common Stock at any time prior to the day immediately preceding the one-year
anniversary of a stockholder’s purchase of the Common Stock (on a “first in—first out” basis). An Early Repurchase Fee payable by a stockholder may be waived in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner that will not discriminate unfairly against any stockholder. The Early Repurchase Fee will be retained by the Fund for the benefit of the remaining stockholders. Shares repurchased will be treated as having been repurchased on a
“first-in/first-out”
basis if no other cost basis was elected. Therefore, the portion of Common Stock repurchased will be deemed to have been taken from the earliest Common Stock purchased by such stockholder. The Early Repurchase Fee will not apply to Common Stock acquired through dividend reinvestment, and FTFA may waive the Early Repurchase Fee in its sole discretion under certain circumstances: (i) with respect to repurchase requests submitted by discretionary model portfolio management programs (and similar arrangements); (ii) with respect to repurchase requests from feeder funds (or similar vehicles) primarily created to hold Common Stock, which are offered to
non-U.S.
persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; (iii) pursuant to an asset allocation program, wrap fee program or other investment program offered by a financial institution where investment decisions are made on a discretionary basis by investment professionals; and (iv) pursuant to an automatic non-discretionary
rebalancing program. See “Repurchases” below for additional information about Common Stock repurchases.

(3)	FTFA receives a monthly management fee at the annual rate of 1.25% of the Fund’s average daily NAV.
(4)
“Other Expenses” are based on Fund average net assets for the fiscal year-to-date ended June 30, 2025 of $934 million. Class S Shares expenses are estimated for the current fiscal year. Actual expenses may differ from estimates. Class D shares, Class S shares and Class T shares have been restated to exclude fees recaptured pursuant to the fund’s expense limitation arrangements. For the fiscal period ended June 30, 2025, amount recaptured totaled 0.10%, 0.09% and 0.01%, respectively.

(5)
The Fund pays the Distributor a Distribution Fee at an annualized rate of 0.60% of the net assets of the Fund attributable to Class S Shares and Class T Shares. The Distribution Fee is for the sale and marketing of the Class S Shares and Class T Shares and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Distribution Fee to the Selling Agents that sell or service Class S Shares and Class T Shares. Payment of the Distribution Fee is governed by the Fund’s Distribution and Service Plan. The Fund pays the Distributor a Servicing Fee at an annualized rate of 0.25% of the Fund’s average daily NAV attributable to Class D Shares, Class S Shares and Class T Shares for services to stockholders. The Servicing Fee is for personal services provided to stockholders and/or the maintenance of stockholder accounts and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Servicing Fees to the Selling Agents that sell or service Class D Shares, Class S Shares and Class T Shares. Payments of the Servicing Fee are governed by the Fund’s Distribution and Service Plan.

(6)
FTFA has agreed to waive fees and/or reimburse the Fund’s expenses (including the Fund’s and the Operating Partnership’s organizational and offering expenses, but excluding both the Fund’s and the Fund’s proportional share of the Operating Partnership’s property management, acquisition, disposition expenses, any other expenses related to investments in real property, debt and real-estate related securities, expenses related to borrowings or the issuance of preferred stock, interest, brokerage, tax and extraordinary expenses and acquired fund fees and expenses) to the extent necessary to ensure that the total annual Fund operating expenses (excluding Specified Expenses) attributable to Class I Shares, Class D Shares, Class S Shares, and Class T Shares will not exceed 1.75%, 2.00%, 2.60%, and 2.60%, respectively, of NAV, subject to recapture as described below. These arrangements cannot be terminated prior to December 31, 2026 without the Board’s consent. FTFA is permitted to recapture amounts forgone or reimbursed within thirty-six months after the month FTFA earned the fee or incurred the expense if the total annual Fund operating expenses have fallen to a level below the limit described herein. In no case will FTFA recapture any amount that would result, on any particular business day of the Fund, in a relevant class’s total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

(7)
The table is estimated based on Fund average net assets for the fiscal year-to-date
ended June 30, 2025 of $934 million, assumes the Fund’s use of leverage in an amount equal to 3.79% of the Fund’s average net assets for the fiscal year-to-date
ended June 30, 2025, and assumes the annual interest rate on borrowings is 6.13%. The Fund’s actual interest costs associated with leverage may differ from the estimates above. In addition, the Fund also expects that its unconsolidated operating entities will use borrowings, the costs of which will be indirectly borne by stockholders. The Fund has a revolving credit agreement with Bank of America, N.A. (“Credit Agreement”) that allows the Fund to borrow up to an aggregate amount up to $125,000,000, with increases in commitments up to $300,000,000 with subsequent credit approval, all subject to availability under the borrowing base and restrictions imposed on borrowings under the 1940 Act. The interest on the loan is calculated at a variable rate based on the Bloomberg Short-Term Bank Yield Index (BSBY) rate, plus any applicable margin. Under the Credit Agreement, the Fund pays a commitment fee on the unutilized portion of the loan commitment amount at an annual rate of 0.25%, except that the commitment fee is 0.20% if the aggregate outstanding balance of the loan is equal to or greater than 50% of the current commitment.

(8)
Property Level Expenses are based on Fund average net assets for the fiscal year-to-date
ended June 30, 2025 of $934 million and include fees and expenses related to property management, disposition expenses, any other expenses related to investments in real property of the Fund’s consolidated subsidiaries. These expenses would include the Fund’s proportional share of the fees and expenses related to property management, disposition expenses, any other expenses related to investments in real property of the Fund’s Operating Partnership once it commences operations.

Expense Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes:

•	You invest $1,000 in the Fund for the time periods indicated;

•	Your investment has a 5% return each year and the Fund’s operating expenses remain the same (as reflected above); and

•	You reinvest all distribution and dividends without a sales charge at NAV.
Although your actual costs may be higher or lower, based on the above assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I Shares, Total Expenses Incurred	$30	$92	$157	$330
Class D Shares, Total Expenses Incurred	$32	$98	$166	$348
Class S Shares, Total Expenses Incurred	$38	$115	$194	$400
Class T Shares, Total Expenses Incurred	$71	$145	$221	$420
The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.
A stockholder who tenders its Common Stock with a tender valuation date within 12 months of the original issue date of such Common Stock will be subject to a fee of 2.00% Early Repurchase Fee. The
1-year
expense figure for such Common Stock under the assumptions of this example would be $50 for Class I Shares, $52 for Class D Shares, $58 for Class S Shares and $91 for Class T Shares.

FINANCIAL HIGHLIGHTS
Unless otherwise noted, the information contained in the tables below sets forth selected information derived from the financial statements contained in the Fund’s annual report for the period ended December 31, 2024 (the “Annual Report”), which have been audited by PricewaterhouseCoopers LLP, the Fund’s independent registered public accounting firm (“PwC”).
The report of PwC, along with the Fund’s annual financial statements, is included in the Annual Report. The information provided below should be read in conjunction with the Annual Report and the notes accompanying the report. The Annual Report has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov, and upon request by calling (888)
777-0102.
The Fund’s financial statements for the period ended December 31, 2024 are incorporated by reference into the SAI, dated January 30, 2026, which is available upon request.
The unaudited financial statements included in the semi-annual report to the Fund’s stockholders for the fiscal period ended June 30, 2025 are incorporated herein by reference to the Fund’s semi-annual report to stockholders.

Clarion Partners Real Estate Income Fund—Class I Shares
1
Consolidated Financial Highlights
For a Share Outstanding Throughout the Period Indicated

	2025 2		2024		2023		2022		2021		2020
Net asset value, beginning of year	$11.60		$11.83		$12.38		$12.08		$10.18		$9.99
Income (loss) from operations:
Net investment income, net of income taxes	0.28		0.61		0.58		0.61		0.59		0.61
Net realized and unrealized gain (loss)	0.01		(0.04)		(0.35)		0.34		1.88		0.08
Distributions paid to Series A Cumulative Preferred Stockholders from net investment income	—		—		—		(0.00	) 3	(0.00	) 3	(0.00	) 3
Total income from operations	0.29		0.57		0.23		0.95		2.47		0.69
Less distributions to common shareholders from:
Net investment income	(0.40	) 4	(0.34)		(0.24)		(0.27)		(0.24)		(0.50)
Net realized gains	—		—		(0.00	) 3	(0.00	) 3	(0.01)		—
Return of capital	—		(0.46)		(0.54)		(0.38)		(0.32)		—
Total distributions to common shareholders	(0.40)		(0.8)		(0.78)		(0.65)		(0.57)		(0.50)
Net asset value, end of year	$11.49		$11.60		$11.83		$12.38		$12.08		$10.18
Total return 5	2.46%		5.08%		1.88%		7.83%		25.04%		7.22%
Net assets applicable to common shareholders, end of period (000s)	$830,348		$700,988		$503,584		$405,094		$145,940		$45,356
Ratios to average net assets:
Gross expenses	2.99	% 6	2.74%		3.10%		3.40	% 7,8	6.06	% 8,9	7.79	% 8
Net expenses 10, †	2.99	% 6	2.74		3.10		2.15	7,8,11	4.71	8,9,11	2.39	8,11
Net investment income, net of income taxes	4.88	6	5.21		4.79		4.87	8	5.32	8,9	6.18	8
Portfolio turnover rate	5%		12	% 12	4%		1%		16%		8%
Supplemental data:
Loan and Mortgage Note Payable, End of Period (000s)	—		—		$7,000		—		$52,700		$10,100
Asset Coverage Ratio for Loan and Mortgage Note Payable 13	—		—		9,219%		—		455%		647%
Asset Coverage, per $1,000 Principal Amount of Loan and Mortgage Note Payable 13	—		—		$92,187		—		$4,553		$6,470
Weighted Average Loan and Mortgage Note Payable (000s)	$35,380		$10,848		$25,672		$49,119		$30,296		$10,100
Weighted Average Interest Rate on Loan and Mortgage Note Payable	6.13%		7.05%		6.67%		2.50%		2.03%		2.42%
Series A Cumulative Preferred Stock at Liquidation Value, End of Period (000s)	—		—		—		—		$125		$125
Asset Coverage Ratio for Series A Cumulative Preferred Stock 14	—		—		—		—		454%		639%
Asset Coverage, per $1,000 Liquidation Value per Shares of Series A Cumulative Preferred Stock 14	—		—		—		—		$4,543		$6,391

(1)	Per share amounts have been calculated using the average shares method.
(2)	For the six months ended June 30, 2025 (unaudited).
(3)	Amount represents less than $0.005 or greater than $(0.005) per share.
(4)
The actual source of the Fund’s current fiscal year distributions may be from net investment income, realized capital gains, return of capital or a combination thereof. Stockholders will be informed of the tax characteristics of the distributions after the close of the fiscal year.

(5)
Performance figures may reflect compensating balance arrangements, fee waivers and/or expense reimbursements. In the absence of compensating balance arrangements, fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guarantee of future results. Total returns for periods of less than one year are not annualized.

(6)	Annualized.
(7)	Reflects recapture of fees waived and/or expenses reimbursed from prior fiscal years.
(8)	Calculated on the basis of average net assets of common stockholders. Ratios do not reflect the effect of dividend payments to Series A Cumulative Preferred Stockholders.
(9)	Ratios include the impact of other income and deferred tax expense. Refer to Notes 1 and 2.

(10)
As a result of an expense limitation arrangement, effective May 14, 2020, the ratio of total annual fund operating expenses, other than property management, acquisition, disposition expenses, any other expenses related to investments in real property, debt and real estate related securities, expenses related to borrowings or the issuance of preferred stock, interest, brokerage, tax, extraordinary expenses and acquired fund fees and expenses, to average net assets of Class I shares did not exceed 1.75%. This expense limitation arrangement cannot be terminated prior to December 31, 2026 without the Board of Directors’ consent. In addition, the manager agreed to waive the Fund’s management fee from April 1, 2021 through December 31, 2022. Prior to May 14, 2020, expenses related to borrowings or the issuance of preferred stock were included in the expense limitation arrangement.

(11)	Reflects fee waivers and/or expense reimbursements.
(12)	Including mortgage dollar roll transactions. If mortgage dollar roll transactions had been excluded, the portfolio turnover rate would have been 6%.
(13)
Represents value of Fund net assets plus the loan, mortgage note payable (for the period May 12, 2020 through November 30, 2021) and Series A Cumulative Preferred Stock, if any, at the end of the period divided by the loan and mortgage note payable outstanding, if any, at the end of the period.

(14)
Represents value of Fund net assets plus the loan, mortgage note payable and Series A Cumulative Preferred Stock, if any, at the end of the period divided by the loan, mortgage note payable and Series A Cumulative Preferred Stock outstanding, if any, at the end of the period.

†
Included in the expense ratio are property level expenses and expenses related to borrowings of 1.07% and 0.20%, 0.95% and 0.11%, 1.07% and 0.40%, 1.20% and 0.47%, 1.53% and 1.43%, and 1.45% and 0.47%, respectively, for the six months ended June 30, 2025 and for the years ended December 31, 2024, 2023, 2022, 2021 and 2020, respectively.

Clarion Partners Real Estate Income Fund—Class D Shares
1
Consolidated Financial Highlights
For a Share Outstanding Throughout the Period Indicated

	2025 2		2024		2023		2022		2021		2020
Net asset value, beginning of year	$11.60		$11.82		$12.37		$12.07		$10.18		$9.99
Income (loss) from operations:
Net investment income, net of income taxes	0.26		0.58		0.52		0.57		0.51		0.63
Net realized and unrealized gain (loss)	0.01		(0.04)		(0.34)		0.35		1.92		0.03
Distributions paid to Series A Cumulative Preferred Stockholders from net investment income	—		—		—		(0.00	) 4	(0.00	) 4	(0.00	) 4
Total income from operations	0.27		0.54		0.18		0.92		2.43		0.66
Less distributions to common shareholders from:
Net investment income	(0.38	) 4	(0.32)		(0.23)		(0.25)		(0.22)		(0.47)
Net realized gains	—		—		(0.00	) 3	(0.00	) 3	(0.01)		—
Return of capital	—		(0.44)		(0.50)		(0.37)		(0.31)		—
Total distributions to common shareholders	(0.38)		(0.76)		(0.73)		(0.62)		(0.54)		(0.47)
Net asset value, end of year	$11.49		$11.60		$11.82		$12.37		$12.07		$10.18
Total return 5	2.39%		4.71%		1.48%		7.65%		24.46%		7.04%
Net assets applicable to common shareholders, end of year (000s)	$22,141		$20,793		$18,753		$25,232		$5,637		$74
Ratios to average net assets:
Gross expenses	3.27	% 6,7	3.06	% 7	3.58%		3.90	% 8	8.91	% 8,9	28.35	% 8
Net expenses 10, †	3.27	6,7	3.06	7	3.48	11	2.40	8,11	5.02	8,9,11	2.55	8,11
Net investment income, net of income taxes	4.60	6	4.90		4.30		4.58	8	4.48	8,9	6.28	8
Portfolio turnover rate	5%		12	% 12	4%		1%		16%		8%
Supplemental data:
Loan and Mortgage Note Payable, End of Period (000s)	—		—		$7,000		—		$52,700		$10,100
Asset Coverage Ratio for Loan and Mortgage Note Payable 13	—		—		9,219%		—		455%		647%
Asset Coverage, per $1,000 Principal Amount of Loan and Mortgage Note Payable 13	—		—		$92,187		—		$4,553		$6,470
Weighted Average Loan and Mortgage Note Payable (000s)	$35,380		$10,848		$25,672		$49,119		$30,296		$10,100
Weighted Average Interest Rate on Loan and Mortgage Note Payable	6.13%		7.05%		6.67%		2.50%		2.03%		2.42%
Series A Cumulative Preferred Stock at Liquidation Value, End of Period (000s)	—		—		—		—		$125		$125
Asset Coverage Ratio for Series A Cumulative Preferred Stock 14	—		—		—		—		454%		639%
Asset Coverage, per $1,000 Liquidation Value per Shares of Series A Cumulative Preferred Stock 14	—		—		—		—		$4,543		$6,391

(1)	Per share amounts have been calculated using the average shares method.
(2)	For the six months ended June 30, 2025 (unaudited).
(3)	Amount represents less than $0.005 or greater than $(0.005) per share.
(4)
The actual source of the Fund’s current fiscal year distributions may be from net investment income, realized capital gains, return of capital or a combination thereof. Stockholders will be informed of the tax characteristics of the distributions after the close of the fiscal year.

(5)
Performance figures may reflect compensating balance arrangements, fee waivers and/or expense reimbursements. In the absence of compensating balance arrangements, fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guarantee of future results. Total returns for periods of less than one year are not annualized.

(6)	Annualized.
(7)	Reflects recapture of fees waived and/or expenses reimbursed from prior fiscal years.
(8)	Calculated on the basis of average net assets of common stockholders. Ratios do not reflect the effect of dividend payments to Series A Cumulative Preferred Stockholders.
(9)	Ratios include the impact of other income and deferred tax expense. Refer to Notes 1 and 2.
(10)
As a result of an expense limitation arrangement, effective May 14, 2020, the ratio of total annual fund operating expenses, other than property management, acquisition, disposition expenses, any other expenses related to investments in real property, debt and real estate related securities, expenses related to borrowings or the issuance of preferred stock, interest, brokerage, tax, extraordinary expenses and acquired fund fees and expenses, to average net assets of Class D shares did not exceed 2.00%. This expense limitation arrangement cannot be terminated prior to December 31, 2026 without the Board of Directors’ consent. In addition, the manager agreed to waive the Fund’s management fee from April 1, 2021 through December 31, 2022. Prior to May 14, 2020, expenses related to borrowings or the issuance of preferred stock were included in the expense limitation arrangement.
(11)	Reflects fee waivers and/or expense reimbursements.
(12)	Including mortgage dollar roll transactions. If mortgage dollar roll transactions had been excluded, the portfolio turnover rate would have been 6%.
(13)
Represents value of Fund net assets plus the loan, mortgage note payable (for the period May 12, 2020 through November 30, 2021) and Series A Cumulative Preferred Stock, if any, at the end of the period divided by the loan and mortgage note payable outstanding, if any, at the end of the period.

(14)
Represents value of Fund net assets plus the loan, mortgage note payable and Series A Cumulative Preferred Stock, if any, at the end of the period divided by the loan, mortgage note payable and Series A Cumulative Preferred Stock outstanding, if any, at the end of the period.

†
Included in the expense ratio are property level expenses and expenses related to borrowings of 1.07% and 0.20%, 0.95% and 0.11%, 1.07% and 0.40%, 1.20% and 0.47%, 1.53% and 1.43%, and 1.45% and 0.47%, respectively, for the six months ended June 30, 2025 and for the years ended December 31, 2024, 2023, 2022, 2021 and 2020, respectively.

Clarion Partners Real Estate Income Fund—Class S Shares
1
Consolidated Financial Highlights
For a Share Outstanding Throughout the Period Indicated

	2025 2		2024		2023		2022		2021		2020
Net asset value, beginning of year	$11.60		$11.82		$12.39		$12.09		$10.19		$9.99
Income (loss) from operations:
Net investment income, net of income taxes	0.23		0.50		0.51		0.47		0.51		0.54
Net realized and unrealized gain (loss)	0.00	3	(0.02)		(0.41)		0.37		1.86		0.07
Distributions paid to Series A Cumulative Preferred Stockholders from net investment income	—		—		—		(0.00	) 4	(0.00	) 4	(0.00	) 4
Total income from operations	0.23		0.48		0.10		0.84		2.37		0.61
Less distributions to common shareholders from:
Net investment income	(0.35	) 4	(0.30)		(0.21)		(0.23)		(0.20)		(0.41)
Net realized gains	—		—		(0.00	) 3	(0.00	) 3	(0.01)		—
Return of capital	—		(0.40)		(0.46)		(0.31)		(0.26)		—
Total distributions to common shareholders	(0.35)		(0.70)		(0.67)		(0.54)		(0.47)		(0.41)
Net asset value, end of year	$11.48		$11.60		$11.82		$12.39		$12.09		$10.19
Total return 5	2.02%		4.16%		0.82%		6.97%		23.86%		6.36%
Net assets applicable to common shareholders, end of year (000s)	$43,176		$31,481		$8,490		$65		$63		$53
Ratios to average net assets:
Gross expenses	3.88	% 6,7	3.66	% 7	4.11%		28.21	% 8	51.72	% 8,9	57.33	% 8
Net expenses 10, †	3.88	6,7	3.66	7	4.02	11	3.11	8,11	5.53	8,9,11	3.21	8,11
Net investment income, net of income taxes	4.02	6	4.26		4.34		3.72	8	4.66	8,9	5.46	8
Portfolio turnover rate	5%		12	% 12	4%		1%		16%		8%
Supplemental data:
Loan and Mortgage Note Payable, End of Period (000s)	—		—		$7,000		—		$52,700		$10,100
Asset Coverage Ratio for Loan and Mortgage Note Payable 13	—		—		9,219%		—		455%		647%
Asset Coverage, per $1,000 Principal Amount of Loan and Mortgage Note Payable 13	—		—		$92,187		—		$4,553		$6,470
Weighted Average Loan and Mortgage Note Payable (000s)	$35,380		$10,848		$25,672		$49,119		$30,296		$10,100
Weighted Average Interest Rate on Loan and Mortgage Note Payable	6.13%		7.05%		6.67%		2.50%		2.03%		2.42%
Series A Cumulative Preferred Stock at Liquidation Value, End of Period (000s)	—		—		—		—		$125		$125
Asset Coverage Ratio for Series A Cumulative Preferred Stock 14	—		—		—		—		454%		639%
Asset Coverage, per $1,000 Liquidation Value per Shares of Series A Cumulative Preferred Stock 14	—		—		—		—		$4,543		$6,391

(1)	Per share amounts have been calculated using the average shares method.
(2)	For the six months ended June 30, 2025 (unaudited).
(3)	Amount represents less than $0.005 or greater than $(0.005) per share.
(4)
The actual source of the Fund’s current fiscal year distributions may be from net investment income, realized capital gains, return of capital or a combination thereof. Stockholders will be informed of the tax characteristics of the distributions after the close of the fiscal year.

(5)
Performance figures, exclusive of sales charges that were in effect prior to June 23, 2023, may reflect compensating balance arrangements, fee waivers and/or expense reimbursements. In the absence of compensating balance arrangements, fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guarantee of future results. Total returns for periods of less than one year are not annualized.

(6)	Annualized.
(7)	Reflects recapture of fees waived and/or expenses reimbursed from prior fiscal years.
(8)	Calculated on the basis of average net assets of common stockholders. Ratios do not reflect the effect of dividend payments to Series A Cumulative Preferred Stockholders.
(9)	Ratios include the impact of other income and deferred tax expense. Refer to Notes 1 and 2.
(10)
As a result of an expense limitation arrangement, effective May 14, 2020, the ratio of total annual fund operating expenses, other than property management, acquisition, disposition expenses, any other expenses related to investments in real property, debt and real estate related securities, expenses related to borrowings or the issuance of preferred stock, interest, brokerage, tax, extraordinary expenses and acquired fund fees and expenses, to average net assets of Class S shares did not exceed 2.60%. This expense limitation arrangement cannot be terminated prior to December 31, 2026 without the Board of Directors’ consent. In addition, the manager agreed to waive the Fund’s management fee from April 1, 2021 through December 31, 2022. Prior to May 14, 2020, expenses related to borrowings or the issuance of preferred stock were included in the expense limitation arrangement.

(11)	Reflects fee waivers and/or expense reimbursements.
(12)	Including mortgage dollar roll transactions. If mortgage dollar roll transactions had been excluded, the portfolio turnover rate would have been 6%.
(13)
Represents value of Fund net assets plus the loan, mortgage note payable (for the period May 12, 2020 through November 30, 2021) and Series A Cumulative Preferred Stock, if any, at the end of the period divided by the loan and mortgage note payable outstanding, if any, at the end of the period.

(14)
Represents value of Fund net assets plus the loan, mortgage note payable and Series A Cumulative Preferred Stock, if any, at the end of the period divided by the loan, mortgage note payable and Series A Cumulative Preferred Stock outstanding, if any, at the end of the period.

†
Included in the expense ratio are property level expenses and expenses related to borrowings of 1.07% and 0.20%, 0.95% and 0.11%, 1.07% and 0.40%, 1.20% and 0.47%, 1.53% and 1.43%, and 1.45% and 0.47%, respectively, for the six months ended June 30, 2025 and for the years ended December 31, 2024, 2023, 2022, 2021 and 2020, respectively.

Clarion Partners Real Estate Income Fund—Class T Shares
1
Consolidated Financial Highlights
For a Share Outstanding Throughout the Period Indicated

	2025 2		2024		2023		2022		2021		2020
Net asset value, beginning of year	$11.59		$11.81		$12.36		$12.07		$10.18		$9.99
Income (loss) from operations:
Net investment income, net of income taxes	0.24		0.51		0.46		0.50		0.49		0.49
Net realized and unrealized gain (loss)	0.01		(0.04)		(0.35)		0.33		1.88		0.14
Distributions paid to Series A Cumulative Preferred Stockholders from net investment income	—		—		—		(0.00	) 4	(0.00	) 4	(0.00	) 4
Total income from operations	0.25		0.47		0.11		0.83		2.37		0.63
Less distributions to common shareholders from:
Net investment income	(0.36	) 4	(0.29)		(0.21)		(0.22)		(0.20)		(0.44)
Net realized gains	—		—		(0.00	) 3	(0.00	) 3	(0.01)		—
Return of capital	—		(0.40)		(0.45)		(0.32)		(0.27)		—
Total distributions to common shareholders	(0.36)		(0.69)		(0.66)		(0.54)		(0.48)		(0.44)
Net asset value, end of year	$11.48		$11.59		$11.81		$12.36		$12.07		$10.18
Total return 5	2.16%		4.09%		0.90%		6.95%		23.97%		6.41%
Net assets applicable to common shareholders, end of year (000s)	$134,438		$121,147		$107,478		$94,642		$35,493		$9,642
Ratios to average net assets:
Gross expenses	3.76	% 6,7	3.66	% 7	4.08	% 7	4.30	% 8	7.52	% 8,9	10.72	% 8
Net expenses 10	3.76	6,7	3.66	7	4.08	7	3.04	8,11	5.56	8,9,11	3.43	8,11
Net investment income, net of income taxes	4.11	6	4.30		3.79		4.02	8	4.45	8,9	4.99	8
Portfolio turnover rate	5%		12	% 12	4%		1%		16%		8%
Supplemental data:
Loan and Mortgage Note Payable, End of Period (000s)	—		—		$7,000		—		$52,700		$10,100
Asset Coverage Ratio for Loan and Mortgage Note Payable 13	—		—		9,219%		—		455%		647%
Asset Coverage, per $1,000 Principal Amount of Loan and Mortgage Note Payable 13	—		—		$92,187		—		$4,553		$6,470
Weighted Average Loan and Mortgage Note Payable (000s)	$35,380		$10,848		$25,672		$49,119		$30,296		$10,100
Weighted Average Interest Rate on Loan and Mortgage Note Payable	6.13%		7.05%		6.67%		2.50%		2.03%		2.42%
Series A Cumulative Preferred Stock at Liquidation Value, End of Period (000s)	—		—		—		—		$125		$125
Asset Coverage Ratio for Series A Cumulative Preferred Stock 14	—		—		—		—		454%		639%
Asset Coverage, per $1,000 Liquidation Value per Shares of Series A Cumulative Preferred Stock 14	—		—		—		—		$4,543		$6,391

(1)	Per share amounts have been calculated using the average shares method.
(2)	For the six months ended June 30, 2025 (unaudited).
(3)	Amount represents less than $0.005 or greater than $(0.005) per share.
(4)
The actual source of the Fund’s current fiscal year distributions may be from net investment income, realized capital gains, return of capital or a combination thereof. Stockholders will be informed of the tax characteristics of the distributions after the close of the fiscal year.

(5)
Performance figures, exclusive of sales charges and dealer manager fees, may reflect compensating balance arrangements, fee waivers and/or expense reimbursements. In the absence of compensating balance arrangements, fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guarantee of future results. Total returns for periods of less than one year are not annualized.

(6)	Annualized.
(7)	Reflects recapture of fees waived and/or expenses reimbursed from prior fiscal years.
(8)	Calculated on the basis of average net assets of common stockholders. Ratios do not reflect the effect of dividend payments to Series A Cumulative Preferred Stockholders.
(9)	Ratios include the impact of other income and deferred tax expense. Refer to Notes 1 and 2.
(10)
As a result of an expense limitation arrangement, effective May 14, 2020, the ratio of total annual fund operating expenses, other than property management, acquisition, disposition expenses, any other expenses related to investments in real property, debt and real estate related securities, expenses related to borrowings or the issuance of preferred stock, interest, brokerage, tax, extraordinary expenses and acquired fund fees and expenses, to average net assets of Class T shares did not exceed 2.60%. This expense limitation arrangement cannot be terminated prior to December 31, 2026 without the Board of Directors’ consent. In addition, the manager agreed to waive the Fund’s management fee from April 1, 2021 through December 31, 2022. Prior to May 14, 2020, expenses related to borrowings or the issuance of preferred stock were included in the expense limitation arrangement.

(11)	Reflects fee waivers and/or expense reimbursements.
(12)	Including mortgage dollar roll transactions. If mortgage dollar roll transactions had been excluded, the portfolio turnover rate would have been 6%.
(13)
Represents value of Fund net assets plus the loan, mortgage note payable (for the period May 12, 2020 through November 30, 2021) and Series A Cumulative Preferred Stock, if any, at the end of the period divided by the loan and mortgage note payable outstanding, if any, at the end of the period.

(14)
Represents value of Fund net assets plus the loan, mortgage note payable and Series A Cumulative Preferred Stock, if any, at the end of the period divided by the loan, mortgage note payable and Series A Cumulative Preferred Stock outstanding, if any, at the end of the period.

†
Included in the expense ratio are property level expenses and expenses related to borrowings of 1.07% and 0.20%, 0.95% and 0.11%, 1.07% and 0.40%, 1.20% and 0.47%, 1.53% and 1.43%, and 1.45% and 0.47%, respectively, for the six months ended June 30, 2025 and for the years ended December 31, 2024, 2023, 2022, 2021 and 2020, respectively.

THE FUND
The Fund is a
non-diversified,
closed-end
management investment company that continuously offers its Common Stock. The Fund is organized as a Maryland corporation. The Fund elected to be taxed as a REIT for U.S. federal income tax purposes under the Code beginning with its taxable year ended December 31, 2019 and intends to continue to qualify as a REIT. The Fund has limited operating history and operates as an “interval fund.” The Fund’s principal office is located at One Madison Avenue, 17th Floor, New York, New York 10010, and its telephone number is (888)
777-0102.

Investors
Franklin Templeton Fund Adviser, LLC (Advisor)
Advisory Agreement
Clarion Partners Real Estate Income Fund Inc.
Advisory Agreement
Clarion Partners, LLC (Sub-Advisor)
Sub- & Sub-Sub-Advisory Agreements
CPREIF OP GP LLC
Western Asset Management Company, LLC (Sub-Sub-Advisor)
CPREIF Operating Partnership L.P.**
CPREIF Securities HoldCo GP LLC**
CPREIF Property HoldCo GP LLC
CPREIF Securities HoldCo L.P.**
CPREIF Property HoldCo L.P.
Publicly-Traded Real Estate Securities**
Private Real Estate Equity *
Private Real Estate Debt *

*Private Real Estate Equity and Private Real Estate Debt include multiple asset-specific subsidiaries and special purpose entities as well as CPREIF Acquisitions LLC

** Currently, there are no assets in the following entities but it is anticipated that there will be assets held in these entities during the third quarter of 2025: CPREIF Operating Partnership LP, CPREIF Securities HoldCo GP LLC, CPREIF Securities HoldCo LP and Publicly Traded Real Estate Securities.

USE OF PROCEEDS
The Fund will invest the net proceeds of the sale of its Common Stock in accordance with the Fund’s investment objective and policies as stated below. The Fund generally expects to invest the proceeds from the offering within 30 days from receipt thereof. Pending the investment of the proceeds pursuant to the Fund’s investment objective and policies, the Fund may invest a portion of the proceeds of the offering, which may be a substantial portion, in fixed income securities, mutual funds, exchange-traded funds, Publicly Traded Real Estate Securities, money market securities, cash or cash equivalents. In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its policies.

THE FUND’S INVESTMENTS
Benefits of Investing in Real Estate
The Fund expects to make direct investments in a wide variety of Private CRE, including industrial, residential, healthcare, retail, office, mixed-use
projects and other real property types. Other real property types may include, but are not limited to, data centers, self-storage, hospitality, wireless towers, and other property types.
Historically, real estate has displayed a low correlation to stocks and bonds, while generating strong income, which makes it an attractive asset class to consider as a component of a diversified, long-term investment portfolio. Investors looking to enhance their multi-asset portfolios include an allocation to real estate for a multitude of reasons. Real estate has been shown to provide risk-adjusted returns, strong income generation and inflation protection. Real estate has historically provided good returns with relatively low volatility, resulting in relatively attractive risk-adjusted performance. Further, due to low correlations with other asset classes, real estate provides diversification which can further increase the risk-adjusted performance of the overall portfolio.
An investment in the Fund generally differs from listed REITs in that the value of our Common Stock will be based on the fair value of our investments. In contrast, shares of listed REITs are priced by the public trading market, which generally causes a company’s stock price to fluctuate based on factors such as supply (number of sellers) and demand (number of buyers) of shares as well as other market forces. Publicly-traded REITs will also generally fluctuate in value with the stock market as a whole.
An investment in the Fund differs from direct investments in real estate because, among other reasons, Clarion Partners intends to allocate a portion of the portfolio to Publicly Traded Real Estate Securities and the Fund will pay fees for the management of the company, the distribution of our shares and additional costs related to being a public reporting company.
Market Opportunity
Industry benchmarks that track the value of direct, unlisted investments in real estate properties as an asset class have demonstrated a low correlation with the benchmarks for traditional asset classes, such as stocks and bonds. Real estate offers an attractive alternative for those investors seeking diversification from traditional asset classes. Investment in commercial real estate can have the following benefits for any multi-asset portfolio:

1.	Enhanced risk-adjusted total returns: Commercial real estate can provide attractive absolute returns with lower volatility than equities and fixed income.

2.	Strong cash flow potential: The long-term nature of commercial real estate leases can provide a good source of stable, predictable income.

3.	Enhanced portfolio diversification: Historically, private real estate investments have demonstrated low correlations to traditional asset classes.

4.
Hedge against inflation:
Commercial real estate has the potential to act as a hedge against inflation as leasing and rental income can often reset with the economic cycle due to inflation-linked terms of contract.

Investment Objective
The Fund’s investment objective is to provide current income and long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective.
The Fund’s investment objective is not fundamental and may be changed by the Board without the approval of the holders of a majority of the outstanding Common Stock or Preferred Stock, if any. The Fund is not required to provide prior notice to stockholders of any change to its investment objective.
Investment Strategies
The Fund intends to achieve its investment objectives primarily through the strategic management of a portfolio of Private CRE and Publicly Traded Real Estate Securities. FTFA believes this approach will provide the Fund the flexibility to identify the optimal set of investment opportunities to provide investors real estate exposure, regardless of whether an investment is equity or debt, private or public.
The Fund intends under normal market conditions to invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in a portfolio of private commercial real estate and publicly traded real estate securities. Investments may consist of (i) Private CRE investments and (ii) Publicly Traded Real Estate Securities. Once we receive any necessary consents with respect to our existing investments, we plan to own all or substantially all of our investments through the Operating Partnership. Clarion Partners will select investments across property types, geographic regions and metropolitan areas in order to generate attractive current income with the potential for long term appreciation and favorable risk-adjusted returns. The Fund may invest in securities of any credit quality, maturity and duration. The Fund’s 80% real estate investment policy may only be changed with 60 days’ prior notice to stockholders of the Fund.

The actual percentage of our portfolio that is invested in each investment type may from time to time be outside the target levels provided in this prospectus due to factors such as a large inflow of capital over a short period of time, the Clarion Partners’ assessment of the relative attractiveness of opportunities, or an increase in anticipated cash requirements or repurchase requests and subject to any limitations or requirements relating to our intention to be treated as a REIT for U.S. federal income tax purposes.
The Fund’s investment strategy provides investors the ability to gain direct exposure to a diversified portfolio of income producing commercial real estate and Publicly Traded Real Estate Securities. See “The Fund’s Investments—Benefits of Investing in Real Estate.”
Although the Fund is a
“non-diversified”
investment company within the meaning of the 1940 Act, the Fund will seek to invest across real estate asset classes, property types, positions in the capital stack, and geographic locations. The majority of the underlying real estate of the Fund’s investments are expected to be located in the United States, but the Fund may also make investments internationally, though not a primary strategy. The Fund does not expect to invest in real estate in emerging markets.
By capitalizing on Clarion Partners’ broad national platform with scale and experience across the major property sectors and an established, research-based investment process, the Fund expects to invest in a wide variety of Private CRE, including industrial, residential, healthcare, retail, office, mixed-use
projects and other real property types, as well as Publicly Traded Real Estate Securities. The Fund’s investments in Private CRE may include whole or partial interests in real properties, mortgage debt and mezzanine debt. Once we receive any necessary consents with respect to our existing investments, we plan to own all or substantially all of our investments in Private CRE, which may be structured through joint ventures or other co-ownership
arrangements, or some other combination, through our Operating Partnership.
The Fund’s investments in Publicly Traded Real Estate Securities may include CMBS, RMBS, ABS and other equity or debt securities issued by real estate companies, REITs or real estate investment companies. Clarion Partners will utilize the fixed income expertise of Western Asset to select specific types of Publicly Traded Real Estate Securities within investment guidelines set by Clarion Partners.
Clarion Partners’ robust investment and asset management process is anchored by the Clarion’s Global Research function, which is incorporated into all investment decisions, before, during and after investments are made, with primary focus on, among other things: general economic conditions, which markets will outperform, which sectors will outperform, types of buildings and locations users of real estate demand, where pricing is relative to alternatives and replacement cost, which investments perform best over time, how risk is being priced in the market, and how demographics and societal trends affect real estate. As the Fund’s investment sub-adviser,
Clarion Partners intends to optimize the portfolio construction by targeting investments in large and medium-sized
metropolitan areas, primarily in the United States, that it believes have attractive growth prospects and healthy supply/demand dynamics.
On a long-term basis, under normal market conditions, Clarion Partners will seek to allocate the Fund’s portfolio generally in accordance with the following targeted percentages of its net assets (plus the amount of borrowings for investment purposes):

(i)	no less than 60% to Private CRE and

(ii)
up to 40% to Publicly Traded Real Estate Securities and cash/cash equivalents and other short-term investments to facilitate liquidity (cash/cash equivalents and other short-term investments will not count toward the Fund’s 80% test).

Clarion Partners will have the ability to allocate the Fund’s portfolio between Private CRE and Publicly Traded Real Estate Securities as well as to determine the portion of the Publicly Traded Real Estate Securities and/or cash equivalents that will be managed by Western Asset, in each case subject to the supervision and direction of the Board and FTFA.
The Board has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund.
Portfolio Composition
The Fund’s portfolio will be comprised principally of the following investments. A more detailed description of the Fund’s investment policies and restrictions and more detailed information about the Fund’s portfolio investments are contained in the Statement of Additional Information (the “SAI”).

Investments in Private CRE
The Fund intends to invest primarily in stabilized income-oriented Private CRE located in the United States. Stabilized income-oriented real estate generally means that a property is well leased to tenants and does not require material capital improvements. However, the Fund may make investments in Private CRE with other characteristics (such as properties that are not well leased or require significant capital improvements, restructuring and/or repositioning/development) or other geographies (specifically, developed countries other than the United States) if Clarion Partners believes that the investments have the potential to enhance investment returns.
The Fund intends to manage risk through constructing and managing a diversified portfolio of properties. The Fund believes that a large, diversified investment portfolio may offer investors significant benefits for a given level of risk relative to a more concentrated investment portfolio. In addition, the Fund believes that assembling a diversified tenant base by investing in multiple real property sectors and property assets may mitigate the economic impacts associated with a single tenant or type of tenant potentially defaulting under its lease, since leases generally represent the primary source of revenue for real estate.
Property Characteristics
Clarion Partners will also focus on acquiring and managing a portfolio of properties that provides tenants and residents with modern functionality and location desirability in order to avoid near-term obsolescence. Clarion Partners will generally focus on well-designed buildings that it believes present an attractive appearance, have been and are properly maintained and require minimal capital improvements in the near term. Clarion Partners may recommend that the Fund invest in assets in need of significant renovation, redevelopment, repositioning, or development; if it believes attractive risk-adjusted investment returns can be enhanced by proactive management techniques or value-added programs.
Clarion Partners will take into account real estate cycles across property types and markets in an effort to reduce portfolio volatility and enhance returns. The Fund intends to invest primarily in properties in large and medium-sized
metropolitan areas with attractive growth prospects and healthy supply/demand dynamics that are well-leased with a stable tenant base and that generate attractive income.
Property Types
Clarion Partners, on behalf of the Fund, intends to invest primarily in the following Private CRE property types:
Industrial Properties.
Industrial properties are generally categorized as warehouse/distribution centers, research and development facilities, flex space or manufacturing. The performance of industrial properties is typically dependent on the proximity to economic centers and the movement of trade and goods. In addition, industrial properties typically utilize a triple-net
lease structure pursuant to which the tenant is generally responsible for property operating expenses in addition to base rent which can help mitigate the risks associated with rising expenses. Clarion Partners intends to invest in industrial properties that are located in major distribution hubs and near transportation nodes such as port facilities, airports, rail lines and major highway systems. In addition to continuing to target traditional industrial warehouse properties, the Fund will target industrial outdoor storage (“IOS”), properties, an extended sector within industrial, and shallow bay properties. Both offer key differentiators from traditional industrial warehouse properties. IOS is a land site zoned for industrial use such as container yards, truck and transportation terminals, and maintenance facilities, and shallow bay properties typically offer smaller building specifications more suitable for regional tenants.
Residential Properties.
Residential properties are generally categorized as multifamily properties and other types of residential rental assets including single-family rentals, built-to-rent
product and student housing, and manufactured housing. Multifamily properties are generally defined as having five or more dwelling units that are part of a single complex and offered for rental use as opposed to detached single-family residential properties. There are three main types of multifamily properties—garden-style (mostly one-
and
two-story
apartments),
low-rise
and high-rise. Single family rentals (“SFRs”) are single-family homes that are rented out to tenants. These homes can take many forms—typically detached homes or townhomes—and can be found in most markets. Prospective renters are attracted to these homes because they are generally larger than multi-family units, located in more suburban areas, and have access to outdoor space. Student housing properties are generally categorized as either on-campus
and
off-campus
housing. The most significant differences between them are governance, ownership and location.
On-campus
student housing is provided under the guidance and regulations of an educational institution, is typically owned by the institution and is located near or adjacent to the classroom buildings and other campus facilities.
Off-campus
housing is located in proximity to the school campus, generally within walking or bicycling distance and is typically owned by private owner-operators.
Off-campus
housing facilities tend to offer more relaxed rules and regulations and therefore are more appealing to upper-classmen. A manufactured home community is designed to accommodate detached, single-family manufactured homes. Manufactured homes are produced off-site
by manufacturers and installed on sites within the community. These homes are often improved with the addition of features constructed on site, including garages, screened rooms and carports. Each owner of a manufactured home leases the site on which the home is located from the owner. Residential properties generally have the lowest vacancy rates of any property type, with the better performing properties typically located in urban markets or locations with strong employment and demographic dynamics. Clarion Partners plans to invest in residential properties that are located in or near employment centers with favorable potential for employment growth and conveniently situated with access to transportation and retail and service amenities. The Fund may also consider extended sectors within the residential sector such as
Class-B/C
housing, single-family rentals, affordable housing and manufactured housing.

Healthcare Properties.
Healthcare properties will primarily include properties designed to house the medical services and life science and sciences industries and related housing assets, including seniors housing. Life science buildings are specialized real estate assets where a portion or all of the building may be used by lessees and occupants to operate with science-related activities. The properties can include wet and dry laboratories, diagnostic laboratories, good manufacturing practices facilities, and a wide range of spaces that cater to medically related industries, such as biotechnology, pharmaceuticals, life systems, and biomedical devices, provided that the building is constructed within industry norm specifications and would be re-usable
for other occupants for a similar life science activity. Seniors housing investments may include independent living, assisted living, and memory care facilities. Seniors housing facilities are generally leased to operating companies on a
“triple-net”
basis that obligates the operating companies to pay all property related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. Clarion Partners will target purpose-built campuses which allow for aging in place and provide important needs-based care. Clarion Partners intends to focus on investments located in strong micro-markets and which offer affordability relative to resident/family net worth. The Fund may partner with established operators within the sector. In addition to life science and seniors housing assets, the Fund may also consider investments in medical office buildings.
Retail Properties.
The retail sector is comprised of five main formats: neighborhood retail, community centers, regional centers, super-regional centers and single-tenant stores. It includes single buildings and multi-tenant buildings used as commercial stores or malls, where restaurants may be considered a specialty subset of the retail category. Location, convenience, accessibility and tenant mix are generally considered to be among the key criteria for successful retail investments. Retail leases tend to range from three to five years for small tenants and ten to fifteen years for large anchor tenants. Leases, particularly for anchor tenants, may include a base payment plus a percentage of retail sales. Income and population density are generally considered to be key drivers of local retail demand. Clarion Partners will seek investments in retail properties that are located within densely populated residential areas with favorable demographic characteristics and near other retail and service amenities. Clarion Partners intends to focus on grocery-anchored and necessity retail investments in strong trade areas.
Office Properties
. Office properties are generally categorized based upon location and quality. Buildings may be located in Central Business Districts (“CBDs”) or suburbs. Buildings are also classified by general quality and size, ranging from Class A properties which are generally large-scale buildings of the highest-quality to Class C buildings which are below investment grade. Historically, Clarion Partners has invested in Class A or B office properties that are near executive housing, have sufficient transportation access, or are located within well-established suburban office/business parks or CBDs. Clarion Partners intends to be extremely selective on potential new investment with a focus on lease term and credit tenancy.
In addition, the Fund may also invest in other
mixed-use
projects or other extended sectors of Private CRE asset classes including but not limited to data centers, self-storage, hospitality, wireless towers, and other property types. The Fund is not restricted or limited in its ability to invest in property types and may also concentrate its investments in a limited number of property types.
In addition to equity investments in the asset classes listed above, the Fund may also invest in those asset classes in the form of debt instruments.
First Mortgage Loans.
First mortgage loans are loans that have the highest priority to claims on the collateral securing the loans in foreclosure. First mortgage loans generally provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s favorable control features which at times may mean control of the entire capital structure.
Subordinate Mortgage Loans.
Subordinate mortgage loans are loans that have a lower priority to collateral claims. Investors in subordinate mortgages are generally compensated for the increased risk from a pricing perspective as compared to first mortgage loans but still benefit from a direct lien on the related property or a security interest in the entity that owns the real estate. Investors typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case these payments are made only after any senior debt is repaid in full. Rights of holders of subordinate mortgages are usually governed by participation and other agreements.
Mezzanine Loans.
Mezzanine loans are a type of subordinate loan in which the loan is secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns real estate. Mezzanine loans are subordinate to a first mortgage or other senior debt. Investors in mezzanine loans are generally compensated for the increased credit risk from a pricing perspective and still benefit from the right to foreclose on its security, in many instances more efficiently than the rights of foreclosure for first mortgage loans. Upon a default by the borrower under a mezzanine loan, the mezzanine lender generally can take control of the property owning entity on an expedited basis, subject to the rights of the holders of debt senior in priority on the property. Rights of holders of mezzanine loans are usually governed by intercreditor or interlender agreements, which may limit the Fund’s ability to pursue remedies.

Preferred Equity.
Preferred equity is a type of interest in an entity that owns real estate or real estate-related investments. Preferred equity interests are generally senior with respect to the payments of dividends and other distributions, redemption rights and rights upon liquidation to such entity’s common equity. Investors in preferred equity are typically compensated for their increased credit risk from a pricing perspective with fixed payments but may also participate in capital appreciation. Upon a default by a general partner of a preferred equity issuer, there typically is a change of control event and the limited partner assumes control of the entity. Rights of holders of preferred equity are usually governed by partnership agreements.
Ownership Interest
The Operating Partnership will generally use special purpose vehicle subsidiaries controlled by the Operating Partnership (or controlled by joint ventures or holding companies that the Operating Partnership has invested in) to acquire Private CRE on the Operating Partnership’s behalf. The Fund, through the Operating Partnership, is permitted to seek its investment objective by investing all or a portion of its assets in one or more holding companies (including investment companies) to the extent not prohibited by the 1940 Act, the rules and regulations thereunder, and exemptive orders granted under such Act. Generally, Clarion Partners intends to acquire the entire equity ownership interest in properties. However, the Operating Partnership also expects to enter into joint ventures, general partnerships, co-tenancies
and other participation arrangements with other investors to acquire properties. In most cases in which less than the entire equity ownership interest is acquired, Clarion Partners will seek to hold or share critical elements of control. The Operating Partnership will generally acquire fee simple interests for the properties (in which we own both the land and the building improvements), but may consider leased fee and leasehold interests if Clarion Partners believes the investment is consistent with the Fund’s investment strategy and objectives.
Once we receive any necessary consents with respect to our existing investments, we plan to own all or substantially all of our investments through our Operating Partnership. We will be the sole general partner of our Operating Partnership. In addition, we will contribute the proceeds received from our public offerings of common stock to our Operating Partnership in exchange for OP Units. Many of the Fund’s equity investments in Private CRE are intended to be wholly-owned by the Operating Partnership; however, the Operating Partnership also expects to enter into a significant number of joint ventures or other co-ownership
arrangements with third parties. In these joint ventures, the Operating Partnership would generally share control with the third party partner, but may in some cases have minority control of an investment, and in many cases the third party partner may provide operating services for the property. In some cases the Operating Partnership may share control with a third party partner even though the Operating Partnership holds a majority of the economic interests of the joint venture. In most cases, GAAP will not require the Fund or the Operating Partnership to consolidate joint ventures it does not control. In some cases the Fund or the Operating Partnership may pay to have a period of exclusivity, or an option, to purchase a Private CRE property.
Tenancy and Leasing
In general, Clarion Partners will seek a favorable mix of tenants in properties in the Fund’s portfolio (for property types that have long-term tenants) to achieve greater economic diversification than is afforded by geographic and property type considerations alone. Clarion Partners will strive to maintain a stable blend of nationally known tenants and creditworthy regional and local tenants. Tenancy criteria are applied at the property level as well as at the portfolio level.
The length of tenancy generally will reflect local market conditions for each property. However, if possible, Clarion Partners may seek to negotiate longer-term leases to reduce the cash flow volatility associated with lease rollovers, provided that contractual rent increases are included. Clarion Partners will attempt to manage lease rollover risk on a portfolio basis. Where appropriate, Clarion Partners will also seek leases that require operating expenses, or expense increases, to be paid by the tenants.
Investments in Publicly Traded Real Estate Securities
The Fund intends to invest a portion of its portfolio in Publicly Traded Real Estate Securities, which includes CMBS, RMBS, ABS and other equity or debt securities issued by REITs or real estate-related investment companies. Under normal market conditions, Clarion Partners expects that up to 40% of the Fund’s overall portfolio may be invested in Publicly Traded Real Estate Securities and cash/cash equivalents and other short-term investments to facilitate liquidity. Publicly traded securities may be exchange-traded or traded OTC. The Fund believes that its ability to acquire Publicly Traded Real Estate Securities in conjunction with acquiring a diverse portfolio of Private CRE may afford the Fund additional liquidity, which provides greater financial flexibility and discretion to construct an investment portfolio designed to achieve the Fund’s investment objective. The Fund expects that its investments in Publicly Traded Real Estate Securities will primarily be in U.S. securities, but it may also invest in
non-U.S.
securities (however, the Fund does not expect to invest in emerging markets). The Fund plans to primarily invest in the following Publicly Traded Real Estate Securities:
CMBS.
CMBS are securities backed by obligations (including certificates of participation in obligations) that are principally secured by commercial mortgages on real property or interests therein having a residential or commercial use, such as retail, office or industrial properties, hotels, apartments, nursing homes and senior living facilities.

CMBS are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions from the trust’s income to make specified interest and principal payments on such tranches. Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne by the most subordinate classes, which receive principal payments only after the more senior classes have received all principal payments to which they are entitled. The credit quality of CMBS depends on the credit quality of the underlying mortgage loans, which is a function of factors such as the principal amount of loans relative to the value of the related properties; the cash flow produced by the property; the mortgage loan terms, such as principal amortization; market assessment and geographic location; construction quality of the property; and the creditworthiness of the borrowers.
Agency MBS.
Agency MBS are residential and commercial mortgage-backed securities for which a U.S. government agency such as Government National Mortgage Association (“Ginnie Mae”), or a federally chartered corporation such as Federal National Mortgage Association (“Fannie Mae”) or Federal Home Loan Mortgage Corporation (“Freddie Mac”) guarantees payments of principal and interest on the securities. Although the U.S. government guarantees principal and interest payments on securities issued by the U.S. government and some of its agencies, such as securities issued by Ginnie Mae, this guarantee does not apply to losses resulting from declines in the market value of these securities. Some agency MBS that the Fund may hold are not guaranteed or backed by the full faith and credit of the U.S. government, such as those issued by Fannie Mae and Freddie Mac. Although the U.S. government in the past has provided financial support to Fannie Mae and Freddie Mac, there can be no assurance that it will support these or other government-sponsored enterprises in the future.
Agency RMBS differ from other forms of traditional debt securities, which normally provide for periodic payments of interest in fixed amounts with principal payments at maturity or on specified call dates. Instead, agency RMBS provide for monthly payments, which consist of both principal and interest. In effect, these payments are a “pass-through” of scheduled and prepaid principal payments and the monthly interest made by the individual borrowers on the mortgage loans, net of any fees paid to the issuers, servicers or guarantors of the securities. The principal may be prepaid at any time due to prepayments on the underlying mortgage loans or other assets. These differences can result in significantly greater price and yield volatility than is the case with traditional fixed-income securities.
The Fund’s allocation of agency RMBS collateralized by fixed-rate mortgages (“FRMs”), adjustable rate mortgages (“ARMs”), or hybrid adjustable-rate mortgages (“hybrid ARMs”) will depend on various factors including, but not limited to, relative value, expected future prepayment trends, supply and demand, costs of hedging, costs of financing, expected future interest rate volatility and the overall shape of the Treasury and interest rate swap yield curves. Clarion Partners intends to take these factors into account when making investments on behalf of the Fund. The Fund may invest in debentures that are issued and guaranteed by Freddie Mac or Fannie Mae or mortgage-backed securities the collateral of which is guaranteed by Ginnie Mae, Freddie Mac, Fannie Mae or another federally chartered corporation.
Non-Agency
RMBS.
Non-agency
RMBS are residential mortgage-backed securities that are collateralized by pools of mortgage loans assembled for sale to investors by commercial banks, savings and loan associations and specialty finance companies.
Non-
agency RMBS are not issued or guaranteed by a U.S. government agency or federally chartered corporation. Like agency RMBS, non-agency
RMBS represent interests in pools of mortgage loans secured by residential real property.
The mortgage loan collateral for
non-agency
RMBS consists of residential mortgage loans that do not generally conform to underwriting guidelines issued by a federally chartered corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. government, such as Ginnie Mae, due to certain factors, including mortgage balances in excess of agency underwriting guidelines, borrower characteristics, loan characteristics and level of documentation, and therefore are not issued or guaranteed by an agency. The Fund may also invest in credit risk transfer notes that, while not structured products, face similar risks as structured products because they are debt securities issued by governmental agencies but their value depends in part on a pool of mortgage loans.
The
non-agency
and agency RMBS acquired by the Fund could be secured by FRMs, ARMs, hybrid ARMs or interest only mortgages. FRMs have interest rates that are fixed for the term of the loan and do not adjust. The interest rates on ARMs generally adjust annually (although some may adjust more frequently) to an increment over a specified interest rate index. Hybrid ARMs have interest rates that are fixed for a specified period of time (typically three, five, seven or ten years) and, thereafter, adjust to an increment over a specified interest rate index. ARMs and hybrid ARMs generally have periodic and lifetime constraints on how much the loan interest rate can change on any predetermined interest rate reset date. Interest only securities are backed by mortgages where the borrower pays interest only. Relative value analysis, including consideration of current market conditions, will determine the Fund’s allocation to FRMs, ARMs, hybrid ARMs and interest only mortgages.
The Fund’s allocation of
non-agency
RMBS collateralized by FRMs, ARMs, hybrid ARMs or interest only mortgages will depend on various factors including, but not limited to, relative value, expected future prepayment trends, home price appreciation trends, supply and demand, availability of financing, expected future interest rate volatility and the overall state of the non-agency
RMBS secondary market. Borrowers of the underlying loans that secure the non-agency
RMBS assets which the Fund may purchase can be divided into prime,
Alternative-A
(“Alt-A”)
and subprime borrowers based on their credit rating.

ABS
. ABS may be issued by agencies or instrumentalities of the U.S. government (including those whose securities are neither guaranteed nor insured by the U.S. government), foreign governments (or their agencies or instrumentalities), or non-governmental
issuers. ABS represent participations in, or are secured by and payable from, assets such as, but not limited to, installment sales or loan contracts, leases, franchise agreements, credit card receivables, Home Equity Line of Credit, data centers, time shares and other categories of receivables. The underlying pools of assets are securitized through the use of trusts and special purpose entities (“SPEs”). ABS may be subject to the risks described under “Risks—ABS Risk,” including risks associated with changes in interest rates and prepayment of underlying obligations. Certain types of ABS may not have the benefit of a security interest in the related assets. For example, many securities backed by credit card receivables are unsecured. Even when security interests are present, the ability of an issuer of certain types of ABS to enforce those interests may be more limited than that of an issuer of MBS. For instance, automobile receivables generally are secured by automobiles rather than by real property. Most issuers of automobile receivables permit loan servicers to retain possession of the underlying assets. In addition, because of the large number of underlying vehicles involved in a typical issue of ABS and technical requirements under state law, the trustee for the holders of the automobile receivables may not have a proper security interest in all of the automobiles. Therefore, recoveries on repossessed automobiles may not be available to support payments on these securities. In addition, certain types of ABS may experience losses on the underlying assets as a result of certain rights provided to consumer debtors under federal and state law. In the case of certain consumer debt, such as credit card debt, debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on their credit cards (or other debt), thereby reducing their balances due. For instance, a debtor may be able to offset certain damages for which a court has determined that the creditor is liable to the debtor against amounts owed to the creditor by the debtor on his or her credit card. Additionally, an ABS is subject to risks associated with the servicing agent’s or originator’s performance. For example, a servicing agent or originator’s mishandling of documentation related to the underlying collateral (e.g., failure to properly document a security interest in the underlying collateral) may affect the rights of the security holders in and to the underlying collateral.
The Fund investments in ABS may include collateralized loan obligations (“CLOs”) and other similarly structured securities. A CLO is a trust or other SPE that is typically collateralized by a pool of loans, which may include, among others, domestic and
non-U.S.
senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. For both collateralized bond obligations (“CBOs”) and CLOs, the cashflows from the SPE are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the “equity” tranche, which bears the first loss from defaults from the bonds or loans in the SPE and serves to protect the other, more senior tranches from default (though such protection is not complete). Since it is partially protected from defaults, a senior tranche from a CBO or CLO typically has higher ratings and lower yields than its underlying securities, and may be rated investment grade. Despite the protection from the equity tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults, as well as investor aversion to CLO securities as a class. Normally, CLOs are privately offered and sold, and thus, are not registered under the securities laws.
Other Fixed-Income Instruments.
The Fund may invest in fixed-income instruments, such as investment grade and high-yield corporate debt securities, or junk bonds, or U.S. government debt securities. The issuer of a fixed-income instrument pays the investor a fixed- or variable-rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are “perpetual” in that they have no maturity date. Holders of fixed-income bonds as creditors have a prior legal claim over common and preferred stockholders as to both income and assets of the issuer for the principal and interest due them and may have a prior claim over other creditors but are generally subordinate to any existing lenders in the issuer’s capital structure. Fixed-income instruments may be secured or unsecured. The investment return of corporate bonds is generated by payments of interest on the security and changes in the market value of the security. The market value of a corporate bond, especially a fixed-rate bond, will generally rise and fall inversely with interest rates. The value of intermediate- and longer-term corporate bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate bonds. The market value of a corporate bond also may be affected by the credit rating of the corporation, the corporation’s performance and perceptions of the corporation in the market place. There is a risk that the issuers of the securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate fixed-income instruments usually yield more than government or agency bonds due to the presence of credit risk.
The types of mortgage-backed securities in which the Fund may invest include interest-only, inverse-interest only, or principal only residential MBS, commercial MBS, collateralized mortgage obligations (“CMOs”), securities issued by Real Estate Mortgage Investment Conduits (“REMICs”),
Re-securitized
Real Estate Mortgage Investment Conduits
(“Re-REMICs”),
pass-through certificates, credit linked notes, mortgage forwards or “to be announced” transactions, collateralized loan obligations backed by commercial loans and mortgage servicing rights securities. The Fund may invest in a
Re-REMIC
in order to obtain exposure to mortgages with a specific risk profile that could not otherwise be obtained through the purchase of existing REMICs. Pass-through certificates are fixed income securities whereby certificates are issued representing interests in a pool of mortgages or mortgage-backed securities. The Fund may invest in various tranches or classes of MBS.
Publicly Traded REITs.
The Fund may invest in publicly traded REITs. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Many public REITs are listed on major stock exchanges, such as the New York Stock Exchange and NASDAQ. Publicly traded REITs typically employ leverage, which magnifies the potential for gains and the risk of loss. They typically pay out all of their taxable income as dividends to stockholders. In turn, stockholders pay the income taxes on those dividends.

Ratings of Securities.
The Fund may invest in debt securities that are rated investment grade, debt securities rated below investment grade, and unrated debt securities. The Fund is not required to hold any minimum percentage of its NAV in debt securities rated investment grade.
ESG Considerations
Alongside traditional financial and economic analyses, Clarion Partners assesses the potential impacts of material environmental, social and governance (“ESG”) factors on an investment, which it believes provide a measure of the investment’s sustainability. Such factors may include a review of, one or more of the following, among other things: energy management, water and carbon usage, sea level rise and flooding, air and water pollution, land contamination, sustainability certifications, human rights, contractor or employee health and safety, tenant health and well-being, community engagement, accounting standards and bribery and corruption. In analyzing ESG factors, Clarion Partners assesses whether an investment poses a material financial risk or opportunity. Consideration of ESG factors and risks is only one component of Clarion Partners’ assessment of eligible investments and may not be a determinative factor in its final decision on whether to invest in a particular property. In addition, the weight given to ESG factors may vary across types of investments, and regions, and may change over time. Clarion Partners does not assess every investment for ESG factors and, when it does, not every ESG factor may be identified or evaluated.
Derivatives
Generally, derivatives are financial contracts whose value depends upon, or are derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, currencies or currency exchange rates and related indexes.
In the normal course of business, the Fund will be exposed to the effect of interest rate changes, price changes and currency fluctuations and may seek to limit these risks by following established risk management policies and procedures including the use of derivatives. To mitigate exposure to variability in interest rates, derivatives may be used primarily to fix the rate on debt based on floating-rate indices and manage the cost of borrowing obligations.
The Fund may use a variety of commonly used derivative products, including interest rate swaps, caps, collars, floors, options contracts, futures contracts, options (on securities, bonds, currencies, interest rates, indices or swaps), swaps (including interest rate, credit default, equity index and total return swaps) and other swap agreements for investment, hedging and risk management purposes. Subject to the Fund’s 80% investment requirement, the Fund may invest without limitation in Treasury futures, Eurodollar futures, interest rate swaps, swaptions or similar instruments and combinations thereof. The Fund will use the market value, and not the notional value, of any derivatives used for purposes of the 80% test. See “Risks—Derivatives Risk.” We have a policy of entering into contracts with only major financial institutions based upon minimum credit ratings and other factors. We will periodically review the effectiveness of each hedging transaction.
The Fund will engage in derivative transactions only to the extent such transactions are consistent with the requirements of the Code for maintaining its qualification as a REIT for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.”
The Fund operates under Rule
18f-4
under the 1940 Act which, among other things, governs the use of derivative investments and certain financing transactions (e.g., reverse repurchase agreements) by registered investment companies. Among other things, Rule
18f-4
requires funds that invest in derivative instruments beyond a specified limited amount to apply a value at risk (VaR) based limit to their use of certain derivative instruments and financing transactions and to adopt and implement a derivatives risk management program. A fund that uses derivative instruments in a limited amount is not subject to the full requirements of Rule
18f-4.
Compliance with Rule
18f-4
by the Fund could, among other things, make derivatives more costly, limit their availability or utility, or otherwise adversely affect their performance. Rule
18f-4
may limit the Fund’s ability to use derivatives as part of its investment strategy.
Temporary Strategies
At times Clarion Partners may judge that conditions in the markets make pursuing the Fund’s primary investment strategy inconsistent with the best interests of its stockholders. During temporary periods or in order to keep the Fund’s cash fully invested, the Fund may deviate from its investment policies and objectives. At such times Clarion Partners may, temporarily, use alternative strategies primarily designed to reduce fluctuations in the value of the Fund’s assets. If the Fund takes a temporary position, it may be unable to achieve its investment objective. While the Fund would seek to continue to qualify as a REIT during such a period, there can be no guarantee it will be able to do so.

In implementing these temporary strategies, the Fund may invest all or a portion of its assets in fixed income securities; mutual funds; exchange-traded funds; Publicly Traded Real Estate Securities; U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the Treasury or by U.S. government agencies or instrumentalities; certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; bank time deposits; shares of money market funds; securities issued or guaranteed by the federal government or any of its agencies, or any state or local government; repurchase agreements with respect to any of the foregoing; or any other securities or cash equivalents that Clarion Partners considers consistent with this strategy. It is impossible to predict when, or for how long, the Fund will use these alternative strategies. There can be no assurance that such strategies will be successful.
Investment Process
Clarion Partners Private CRE Investment Process for Equity and Debt
When pursuing investment opportunities for the Fund, Clarion Partners will utilize a disciplined, team-oriented investment process and its proprietary research capabilities and considerable real estate experience to identify, acquire, oversee and dispose of real estate assets.
Investment management of the Fund will be a highly collaborative process between the Fund’s portfolio managers and Investment Research, Acquisitions and Asset Management personnel at Clarion Partners. Each potential investment will be assigned a due diligence team with expertise in each of the disciplines of Investment Research, Acquisitions and Asset Management. The Clarion Partners asset manager for the applicable investment will be both geographically and property type focused. The asset manager will follow the investment from sourcing to underwriting to closing to management. This approach brings to bear the collective expertise of each of Clarion Partners’ investment disciplines and helps ensure efficient execution.
Clarion Partners has two committees (Investment and Portfolio Allocation Investment) for Private CRE investments. Each committee is comprised of seasoned real estate professionals with an average of over 3
1
 years of real estate investment experience.
The Investment Committee will oversee the investment process, review and approve each potential Private CRE investment and disposition, and the Portfolio Allocation Investment Committee will determine allocations to Western Asset.
Clarion Partners’ investment process consists of four key stages:

1.
Investment Sourcing.
Clarion Partners’ acquisition personnel target and source investments consistent with the Fund’s strategy. Target investments are identified based on analysis from Clarion’s Global Research team, which considers factors such as: which geographic markets and sectors are expected to outperform based on rental growth projections or other metrics, tenant preferences, where pricing is relative to alternatives and replacement cost, which investments are expected to perform best over time, how risk is being priced in the market, and local demographics and trends.

2.
Preliminary Underwriting.
The team performs initial underwriting, pricing and structuring analysis, which includes developing cash flow and return models, performing initial assessment of returns and impact on portfolio return and characteristics.

3.
Investment Underwriting and Due Diligence.
This step includes a detailed lease analysis, as well as physical inspections and reviews of the property and market reports. Cash flow and return models are further refined, and impact on portfolio return and characteristics are assessed.

4.	Final Decision. The due diligence findings and any adjustments to returns and pricing are presented to the Investment Committee for approval.
Investment Research
Clarion Partners’ robust investment and asset management process is anchored by analysis from the dedicated Global Research team. The team’s research is incorporated into all investment decisions, before, during and after investments are made.
Acquisition
Acquisition personnel seek to identify properties that meet the criteria established by the Fund’s portfolio managers. Team members are based in regional offices, close to the local market, providing insights on market dynamics and asset opportunities. Leads are generated through extensive relationships with on and off-market
sources: broker networks, owners, local Joint Venture partners, developers and lenders.

Asset Management
Asset Management personnel work closely with the Global Research team to establish forward-looking projections for each asset. Team members manage specific assets, creating annual plans, conducting annual re-evaluations
of asset and location to develop hold-sell recommendations, and hiring individual property services, such as leasing agents and property management.
Disposition Strategies
Clarion Partners anticipates that it will hold most of the Fund’s properties for an extended period of time. However, Clarion Partners may determine to sell a property before the end of its anticipated holding period for a number of relevant factors, including:

•	an opportunity has arisen to enhance overall investment returns by raising capital through sale of the property;

•	there are diversification benefits associated with disposing of the property and rebalancing the Fund’s investment portfolio;

•	there exists a need to generate liquidity to satisfy redemption requests, to make distributions to the Fund’s stockholders or for working capital;

•	in the judgment of Clarion Partners, the value of the property might decline;

•	an opportunity has arisen to pursue a more attractive investment;

•	the property was acquired as part of a portfolio acquisition and does not meet the portfolio management team’s investment guidelines; or

•	in the judgment of Clarion Partners, the sale of the property is in the Fund’s best interests.
Allocation of Private CRE Investment Opportunities
With respect to Private CRE investments, in the cases where Clarion Partners identifies a potential investment opportunity that may be suitable for multiple clients, Clarion Partners adheres to the Allocation Policy by which it rotates the priority of its clients with respect to new opportunities. The Allocation Policy is designed to allocate investment opportunities among Clarion Partners’ active clients in a manner that is transparent, fair and unbiased and to optimize the investment objectives of each, recognizing that, on occasion, certain investments may be equally suitable for more than one client:
To enforce the Allocation Policy, Clarion Partners has established a formal procedure as follows:

•
Every potential investment is submitted for review to all Clarion Partners Portfolio Managers, each representing his/her respective fund or separate account client to determine if the investment meets both Clarion Partners’ and the client’s investment criteria.

•	To the extent that an investment is deemed suitable for (in the judgment of Clarion Partners) and/or desired by only one fund or separate account, it is allocated to that fund or account.

•
To the extent that an investment opportunity, on balance, is deemed equally suitable for (in the judgment of Clarion Partners) and desired by more than one Clarion Partners client (such opportunity, a “Rotated Opportunity”), it is allocated to the one which has waited the longest to be assigned such a Rotated Opportunity, without regard to whether the portfolio is a fund or separate account.

•
In making any determination with regard to the suitability of any particular investment opportunity for any particular client, the Portfolio Managers will consider such factors that they may deem appropriate to take into account, including, without limitation, projected cash flow, the anticipated effect of the investment opportunity on a given client’s portfolio diversification, the anticipated income or unrelated business income tax effects, policies related to leverage, regulatory restrictions, and the capital that a given client has available.

•	New clients receive an initial allocation rotation priority equivalent to having just been assigned a Rotated Opportunity (i.e., they are placed at the bottom of the rotation list).

•	Separate rotational priorities are maintained with respect to real estate equity investment opportunities on the one hand and real estate-related debt investment opportunities on the other.

•
Investment opportunities are not made available for rotation under Clarion Partners’ allocation policy under the following circumstances: (a) an investment opportunity is sourced by a client with its own independent investment resources for acquisition by that client; and (b) an investment opportunity is sourced for a specific client pursuant to a programmatic joint venture relationship.

Notwithstanding the foregoing, no new opportunity will become subject to the above Allocation Policy where such new opportunity is: sourced by a client with its own independent investment resources for acquisition by such client; or sourced for a specific client pursuant to certain programmatic joint ventures. Separate rotational priorities are maintained with respect to real estate equity investment opportunities and real estate-related debt investment opportunities.
Western Asset Investment Process
Western Asset’s Mortgage and Consumer Credit Team takes an active relative value trading approach that seeks to deliver attractive risk adjusted returns from all sectors, including agency RMBS, non-agency
RMBS, agency CMBS,
non-agency
CMBS and ABS. Western Asset’s Mortgage and Consumer Credit Team takes a disciplined approach to the market by seeking to decrease exposure when spreads look tight and increasing exposure as valuations become more attractive. Similarly, as the market environment and valuations change, Western Asset’s Mortgage and Consumer Credit Team may rotate the portfolio between income and total return opportunities.
Western Asset’s strategic goal is to add value to the portfolios it manages while adhering to a disciplined risk control process. As part of this process, Western Asset’s management team seeks to reach targeted returns while staying within targeted volatility. Western Asset’s investment management team works very closely with its risk management team to seek to determine how various factors are likely to contribute to tracking error targets and to verify alignment of key return generating themes with risk themes and monitor warning level triggers for certain key risk metrics.
Western Asset’s investment philosophy combines traditional analysis with innovative technology applied to all sectors of the market. Western Asset believes inefficiencies exist in the fixed-income markets and attempts to add incremental value by exploiting these inefficiencies across all eligible market sectors.
From a macroeconomic perspective the investment process starts with the economic outlook and broad investment strategies formulated by Western Asset’s US Broad Strategy Committee, which, after the consideration of its members who represent major U.S. market sectors, adopts a consensus view on the outlook for the economy over a six-
to nine-month horizon. Western Asset’s portfolio managers then incorporate this outlook into their strategy within the constraints and guidelines of each individual portfolio. Western Asset’s sector specialists, who are grouped by market sector (e.g., investment-grade credit, high-yield credit, mortgage- and asset-backed, emerging markets, etc.), concentrate on research, identifying issuers and issues appropriate for Western Asset’s investment universe by considering relative credit strength, liquidity, issue structure, event risk, covenant protection, and market valuation.
Western Asset’s Mortgage and Consumer Credit Team has developed, over many years, proprietary relationships with borrowers, originators, loan brokers, and lenders in the consumer, commercial and residential markets to seek to create investment opportunities. Western Asset’s Mortgage and Consumer Credit Team seeks to leverage these relationships to source assets backed by attractive quality loans in an efficient way without compromising liquidity. The Mortgage and Consumer Credit Team’s direct relationships with originators of various collateral types enable Western Asset to create its own investment opportunities. Western Asset’s size and sophistication allow it to meaningfully participate in transactions and offer key input on transaction terms and structures. The team’s vast range of relationships gives Western Asset access to unique opportunities. Western Asset believes having the experience of investing in whole loans and primary market securities gives its investment team additional perspective on the relative value of investment opportunities and enables it to look for the best relative value across all loan types and originators.

LEVERAGE
The Fund may use leverage to provide additional funds to support its investment activities. The Fund expects to utilize debt financing consisting of property level debt (mortgages on the Fund’s or Operating Partnership’s properties) and entity level debt
(non-mortgage
debt that is recourse to the Fund or the Operating Partnership). Property level debt will be incurred by special purpose vehicles held by the Fund or its Operating Partnership or by joint ventures entered into by one of the Fund’s or the Operating Partnership’s special purpose vehicles and secured by real estate owned by such special purpose vehicles or joint ventures. Such special purpose vehicles and joint ventures would own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If a special purpose vehicle or joint venture were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund, the Operating Partnership or its subsidiaries. When such property level debt is not recourse to the Fund, the Fund will not treat such non-recourse
borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage unless the special purpose vehicle or joint venture holding such debt is a wholly owned subsidiary of the Fund or the financial statements of the special purpose vehicle or joint venture holding such debt will be consolidated in the Fund’s financial statements in accordance with Regulation
S-X
and other accounting rules. The Fund may also incur entity level debt, including unsecured and secured credit facilities from certain financial institutions and other forms of borrowing (collectively, “Borrowings”) that is limited to 33
1
/
3
% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage) immediately after such Borrowings. In addition, the Fund may enter into reverse repurchase agreements and/or use similar investment management techniques that may provide leverage, subject to the requirements of Rule
18f-4
under the 1940 Act. Under Rule
18f-4(d),
the Fund may enter into reverse repurchase agreements or similar financing transactions in reliance on the rule if the Fund either (i) complies with the asset coverage requirements of Section 18 of the 1940 Act, and combines the aggregate amount of indebtedness associated with all reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating its asset coverage ratio; or (ii) treats all reverse repurchase agreements or similar financing transactions as derivatives transactions for all purposes under the rule. Furthermore, the Fund may add leverage to its portfolio through the issuance of Preferred Stock in an aggregate amount of up to 50% of the Fund’s (less all liabilities and indebtedness not represented by 1940 Act leverage) total assets immediately after such issuance. See “Risks—Leverage Risk.”
The Fund may not use leverage at all times and the amount of leverage may vary depending upon a number of factors, including FTFA’s and Clarion Partners’ outlook for the market and the costs that the Fund would incur as a result of such leverage. Any Borrowings and Preferred Stock would have seniority over the Common Stock. There is no assurance that the Fund’s leveraging strategy will be successful.
Any Borrowings and Preferred Stock (if issued) leverage your investment in Common Stock. Holders of Common Stock bear the costs associated with any Borrowings, and if the Fund issues Preferred Stock, holders of Common Stock bear the offering costs of the Preferred Stock issuance. The Board may authorize the use of leverage through Borrowings and Preferred Stock without the approval of the holders of Common Stock.
The Fund is permitted to negotiate with several large commercial banks to arrange one or more credit facilities (each, a “Credit Facility”) pursuant to which the Fund would be entitled to borrow an amount equal to approximately 33
1
/
3
% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage). See “—Effects of Leverage.”
Effective November 15, 2024, the Fund has a revolving credit agreement with Bank of America, N.A. (“Credit Agreement”) that allows the Fund to borrow up to an aggregate amount up to $125,000,000, with increases in commitments up to $300,000,000 with subsequent credit approval, all subject to availability under the borrowing base and restrictions imposed on borrowings under the 1940 Act. The initial maturity date of the Credit Agreement is November 15, 2026. Subject to certain conditions, the maturity date may be extended to November 15, 2027. The Fund’s Credit Agreement contains customary covenants that, among other things, may limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act. In addition, the Credit Agreement may be subject to early termination under certain conditions and may contain other provisions that could limit the Fund’s ability to utilize borrowing under the agreement.
Under the 1940 Act, the Fund is not permitted to incur indebtedness unless immediately thereafter the total asset value of the Fund’s portfolio is at least 300% of the aggregate amount of outstanding indebtedness (i.e., the aggregate amount of outstanding debt may not exceed 33
1
/
3
% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage)). In addition, the Fund is not permitted to declare any cash distribution on its Common Stock unless, at the time of such declaration, the NAV of the Fund’s portfolio (determined deducting the amount of such distribution) is at least 300% of the aggregate amount of such outstanding indebtedness. If the Fund borrows money, the Fund intends, to the extent possible, to retire outstanding debt from time to time to maintain coverage of any outstanding indebtedness of at least 300%. Under the 1940 Act, the Fund may only issue one class of senior securities representing indebtedness.

The Fund may be required to prepay outstanding amounts or incur a penalty rate of interest upon the occurrence of certain events of default. The Fund’s future Credit Facilities may contain customary covenants that, among other things, limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change its fundamental investment policies and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act. In connection with any new Credit Facility, the Fund may be required to pledge some or all of its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Fund’s custodian will retain all assets, including those that are pledged, but the lenders of such Credit Facility may have the ability to foreclose on such assets in the event of a default under the Credit Facility pursuant to a tri-party
arrangement among the Fund, its custodian and such lenders. The Fund’s custodian is not an affiliate of the Fund, as such term is defined in the 1940 Act. The Fund expects that any such Credit Facility would have customary covenant, negative covenant and default provisions. There can be no assurance that the Fund will enter into an agreement for any new Credit Facility on terms and conditions representative of the foregoing, or that additional material terms will not apply. In addition, if entered into, the Credit Facility may in the future be replaced or refinanced by one or more Credit Facilities having substantially different terms or by the issuance of Preferred Stock or debt securities.
Changes in the value of the Fund’s portfolio investments, including costs attributable to Borrowings or Preferred Stock, are borne entirely by the holders of the Common Stock. If there is a net decrease (or increase) in the value of the Fund’s investment portfolio, the leverage decreases (or increases) the NAV per share of Common Stock to a greater extent than if the Fund were not leveraged.
Utilization of leverage is a speculative investment technique and involves certain risks to holders of Common Stock. These include the possibility of higher volatility of the NAV of the Common Stock. So long as the Fund is able to realize a higher net return on its investment portfolio than the then-current cost of any leverage together with other related expenses, the effect of the leverage is to cause holders of Common Stock to realize a higher rate of return than if the Fund were not so leveraged. On the other hand, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to holders of Common Stock is reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to holders of Common Stock than if the Fund were not so leveraged.
Under the 1940 Act, the Fund is not permitted to issue Preferred Stock unless immediately after such issuance the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding Preferred Stock (i.e., such liquidation value may not exceed 50% of the Fund’s assets less all liabilities other than Borrowings and outstanding Preferred Stock). Under the 1940 Act, the Fund may only issue one class of Preferred Stock.
In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Stock unless, at the time of such declaration, the value of the Fund’s assets less liabilities other than Borrowings and outstanding Preferred Stock satisfies the above-referenced 200% coverage requirement. If Preferred Stock is issued, the Fund intends, to the extent possible, to purchase or redeem Preferred Stock from time to time to the extent necessary in order to maintain coverage of at least 200%.
If Preferred Stock is outstanding, two of the Fund’s Directors will be elected by the holders of Preferred Stock, voting separately as a class. The remaining directors of the Fund will be elected by holders of Common Stock and Preferred Stock voting together as a single class. In the event that the Fund fails to pay dividends on the Preferred Stock for two years, holders of Preferred Stock would be entitled to elect a majority of the Directors of the Fund.
The Fund may be subject to certain restrictions imposed either by guidelines of a lender, if the Fund borrows from a lender, or by one or more rating agencies which may issue ratings for Preferred Stock. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. It is not anticipated that these covenants or guidelines will impede FTFA, Clarion Partners and Western Asset from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies. In addition to other considerations, to the extent that the Fund believes that the covenants and guidelines required by the rating agencies would impede its ability to meet its investment objective, or if the Fund is unable to obtain its desired rating on Preferred Stock, the Fund will not issue Preferred Stock.
Effects of Leverage
The following table illustrates the effect of leverage on Common Stock total return, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of
-10%,
-5%,
0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See “Risks—Leverage Risk.”
The table further reflects the issuance of leverage representing 3.79% of the Fund’s average net assets for the fiscal year-to-date
ended June 30, 2025 and the Fund’s weighted average interest rate on its leverage of 6.13%

Assumed Portfolio Total Return (Net of Expenses)	(10)%	(5)%	0%	5%	10%
Common Stock Total Return	(10.63)%	(5.36)%	(0.17)%	5.01%	10.20%

Common Stock Total Return is composed of two elements: the Common Stock dividends and distributions paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying interest on its leverage) and gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table above assumes that the Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0% the Fund must assume that the return it receives on its investments is entirely offset by losses in the value of those investments.
The Fund is a
non-diversified,
closed-end
management investment company designed primarily as a long-term investment and not as a trading vehicle. The Fund is not intended to be a complete investment program and, due to the uncertainty inherent in all investments, there can be no assurance that the Fund will achieve its investment objective. Your securities at any point in time may be worth less than you invested, even after taking into account the reinvestment of Fund dividends, distributions or interest payments, as applicable.

RISKS
The Fund is a
non-diversified,
closed-end
management investment company designed primarily as a long-term investment and not as a trading vehicle. The Fund is not intended to be a complete investment program and, due to the uncertainty inherent in all investments, there can be no assurance that the Fund will achieve its investment objective. Your securities at any point in time may be worth less than you invested, even after taking into account the reinvestment of Fund dividends, distributions or interest payments, as applicable.
Investment and Market Risk
An investment in the Fund is subject to investment risk, including the possible loss of the entire amount that you invest. An investment in Common Stock is not intended to constitute a complete investment program and should not be viewed as such. The value of the Fund’s investments may move up or down, sometimes rapidly and unpredictably. At any point in time, your securities may be worth less than your original investment. The Fund is primarily a long-term investment vehicle and should not be used for short-term trading.
Market Events Risk
The market values of securities or other assets will fluctuate, sometimes sharply and unpredictably, due to factors such as economic events, governmental actions or intervention, actions taken by the U.S. Federal Reserve or foreign central banks, market disruptions caused by trade disputes or other factors, political developments, armed conflicts, economic sanctions and countermeasures in response to sanctions, major cybersecurity events, the global and domestic effects of widespread or local health, weather or climate events, and other factors that may or may not be related to the issuer of the security or other asset. Economies and financial markets throughout the world are increasingly interconnected. Economic, financial or political events, trading and tariff arrangements, public health events, terrorism, wars, natural disasters and other circumstances in one country or region could have profound impacts on global economies or markets. As a result, whether or not the fund invests in securities of issuers located in or with significant exposure to the countries or markets directly affected, the value and liquidity of the fund’s investments may be negatively affected.
Raising the ceiling on U.S. government debt has become increasingly politicized. Any failure to increase the total amount that the U.S. government is authorized to borrow could lead to a default on U.S. government obligations, with unpredictable consequences for economies and markets in the U.S. and elsewhere. Recently, inflation and interest rates have been elevated as compared to recent years. These circumstances could adversely affect the value and liquidity of the Fund’s investments, impair the Fund’s ability to satisfy redemption requests, and negatively impact the Fund’s performance.
The United States and other countries are periodically involved in disputes over trade and other matters, which may result in tariffs, investment restrictions and adverse impacts on affected companies and securities. For example, the United States has imposed tariffs and other trade barriers on Chinese exports, has restricted sales of certain categories of goods to China, and has established barriers to investments in China. Trade disputes may adversely affect the economies of the United States and its trading partners, as well as companies directly or indirectly affected and financial markets generally. The United States government has prohibited U.S. persons from investing in Chinese companies designated as related to the Chinese military. These and possible future restrictions could limit the Fund’s opportunities for investment and require the sale of securities at a loss or make them illiquid. Moreover, the Chinese government is involved in a longstanding dispute with Taiwan that has included threats of invasion. If the political climate between the United States and China does not improve or continues to deteriorate, if China were to attempt unification of Taiwan by force, or if other geopolitical conflicts develop or get worse, economies, markets and individual securities may be severely affected both regionally and globally, and the value of the Fund’s assets may go down.
Inflation Risk
Globally, inflation and rapid fluctuations in inflation rates have in the past had negative effects on economies and financial markets, particularly in emerging economies, and may do so in the future. Wages and prices of inputs increase during periods of inflation, which can negatively impact returns on investments. In an attempt to stabilize inflation, governments may impose wage and price controls, or otherwise intervene in the economy. Governmental efforts to curb inflation often have negative effects on levels of economic activity.
Inflationary pressures have increased the costs of labor, energy, and raw materials, and have adversely affected consumer spending, economic growth, and the operations of companies in the U.S. and globally, and have resulted in a tightening of monetary policy by the U.S. Federal Reserve. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten further in response. Inflation could become a serious problem in the future and have an adverse impact on the Fund’s returns.

Continued inflation could have an adverse impact on the Fund’s borrowings and general and administrative expenses of the Fund, as these costs could increase at a rate higher than the Fund’s rental and other revenue. Inflation could also have an adverse effect on consumer spending, which could impact the Fund’s potential tenants’ revenues and, in turn, their ability to pay rent. In addition, leases that have a long-term duration or that include renewal options that specify a maximum rate increase may result in below-market lease rates over time, if the Fund does not accurately estimate inflation or market lease rates. Any provisions of the Fund’s leases designed to mitigate the risk of inflation and unexpected increases in market lease rates, such as periodic rental increases, may not adequately protect the Fund from the impact of inflation or unexpected increases in market lease rates. If subject to below-market lease rates on a significant number of properties pursuant to long-term leases, and operating and other expenses are increasing faster than anticipated, then the Fund’s business, financial condition, results of operations, cash flows and ability to satisfy debt service obligations or pay distributions on Common Stock could be materially adversely affe ct
ed.
Distributions Risk
There can be no assurance that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or maintain certain levels of cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time. Subject to the requirements of the 1940 Act, the Fund may make distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital, or offering proceeds. See “Distributions” for a description of return of capital and its impacts.
Liquidity Risk
The Fund is designed primarily for long-term investors and an investment in the Fund’s Common Stock should be considered illiquid. The Common Stock is not listed for trading on any securities exchange. There is no public market for the Common Stock and none is expected to develop. The Common Stock therefore is not readily marketable and stockholders must be prepared to hold Common Stock for an indefinite period of time. Stockholders may not be able to sell their Common Stock at all or at a favorable price. Because the Fund is a closed-end
management investment company, the Common Stock may not be redeemed at the option of the stockholder and may not currently be exchanged for shares of any other fund.
Risks Relating to our Share Repurchase Program
The Fund is an “interval fund” and, to provide limited liquidity to stockholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding shares of Common Stock at NAV, pursuant to
Rule 23c-3 under
the 1940 Act. Under normal market conditions, the Fund currently intends to repurchase 5% of its outstanding shares of Common Stock at NAV on a quarterly basis. The Fund believes that these repurchase offers are generally beneficial to the Fund’s stockholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Common Stock by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Common Stock may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect stockholders who do not tender their Common Stock by increasing Fund expenses and reducing any net investment income. Certain stockholders may from time to time own or control a significant percentage of the Fund’s Common Stock. Repurchase requests by these stockholders of these shares of the Common Stock may cause repurchases to be oversubscribed, with the result that stockholders may only be able to have a portion of their Common Stock repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Common Stock beyond the repurchase offer amount, or if stockholders tender an amount of shares of Common Stock greater than that which the Fund is entitled to purchase, the Fund will repurchase the Common Stock tendered on a pro rata basis, and stockholders will have to wait until the next repurchase offer to make another repurchase request. Stockholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some stockholders, in anticipation of proration, may tender more shares of Common Stock than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV per share tendered in a repurchase offer may fluctuate between the date a stockholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a stockholder submits a repurchase request. See “Repurchases.”

Management Risk and Reliance on Key Personnel
The Fund is subject to management risk because it is an actively managed investment portfolio. Clarion Partners, Western Asset and each individual investment professional may not be successful in selecting the best investments or investment techniques, and the Fund’s performance may lag behind that of similar funds. While Clarion Partners has experience analyzing investments in the real estate sector generally, Clarion Partners has limited experience sub-advising
investment companies. The Fund will depend upon the diligence and skill of Clarion Partners’ and Western Asset’s investment professionals, who will evaluate, negotiate, structure and monitor its investments. These individuals do not have long-term employment contracts with Clarion Partners, although they do have equity interests and other financial incentives to remain with Clarion Partners or Western Asset, as applicable. The Fund will also depend on the senior management of FTFA, and the departure of any of the senior management of FTFA could have a material adverse effect on the Fund’s ability to achieve its investment objective. Clarion Partners previously sponsored Clarion Partners Property Trust Inc. (“CPPT”), a perpetual-life non-traded
real estate investment trust focused on investing in income-producing real estate properties and other real estate related assets. CPPT broke escrow for its offering on November 1, 2012 with an initial investment for its sponsor and repurchased all of the shares of its common stock sold in its initial public offering as of July 31, 2013 pursuant to its redemption plan following a determination by the CPPT board of directors to terminate the offering and liquidate.
Delay in Use of Proceeds Risk
Although the Fund currently intends to invest the proceeds from any sale of the Common Stock offered hereby as soon as practicable, such investments may be delayed if suitable investments are unavailable at the time. Pending investment, the net proceeds of the offering may be invested in permitted temporary investments, which include short-term U.S. government securities, bank certificates of deposit and other short-term liquid investments. The rate of return on these investments, which affects the amount of cash available to make distributions, may be less than the return obtainable from the type of investments in the real estate industry the Fund seeks to originate or acquire. Such investments may also make it more difficult for us to qualify as a REIT. Therefore, delays the Fund encounters in the selection, due diligence and origination or acquisition of investments would likely limit its ability to pay distributions and lower overall returns. In the event we are unable to find suitable investments such temporary investments may be maintained for longer periods which would be dilutive to overall investment returns. This could cause a substantial delay in the time it takes for your investment to realize its full potential return.
Best Efforts Offering
This offering is being made on a “best efforts” basis, meaning the Distributor and broker-dealers participating in the offering are only required to use their best efforts to sell our shares and have no firm commitment or obligation to sell any of the shares. If we are unable to raise substantial funds in this offering, we will be limited in the number and type of investments we make, and the value of your investment in us will be more dependent on the performance of any of the specific assets we acquire. Further, if we are unable to raise substantial funds in this offering, the Fund’s Board may seek the approval of the Fund’s stockholders to sell all or substantially all of the Fund’s assets and dissolve the Fund. In the event of the liquidation, dissolution or winding up of the Fund, stockholders are entitled to receive the then-current NAV per share of the assets legally available for distribution to the Fund’s stockholders, after payment of or adequate provision for all of the Fund’s known debts and liabilities, including any outstanding debt securities or other borrowings and any interest thereon. These rights are subject to the preferential rights of outstanding shares of any other class or series of the Fund’s stock, including any Preferred Stock.
Competition Risk
Identifying, completing and realizing attractive portfolio investments is competitive and involves a high degree of uncertainty. The Fund’s profitability depends, in large part, on its ability to acquire target assets at attractive prices. In acquiring its target assets, the Fund will compete with a variety of institutional investors, including specialty finance companies, public and private funds (including other funds managed by FTFA, Clarion Partners and Western Asset), REITs, commercial and investment banks, commercial finance and insurance companies and other financial institutions. Also, as a result of this competition, desirable investments in the Fund’s target assets may be limited in the future and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that it will be able to identify and make investments that are consistent with its investment objectives. The Fund cannot assure you that the competitive pressures it faces will not have a material adverse effect on its business, financial condition and results of operations or the Fund’s ability to locate, consummate and exit investments that satisfy its investment objectives.
Non-Diversification
Risk
As a
non-diversified
investment company, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by events impacting a single investment, geographic location, security or investment type.

In addition, the Fund has not established any investment criteria limiting the geographic concentration of its Private CRE investments and does not plan to establish any investment criteria to limit its exposure to these risks for future investments. As a result, Private CRE investments underlying its investments may be overly concentrated in certain geographic areas and the Fund may experience losses as a result. Additionally, the Fund is not limited in the size of any single Private CRE investment it may make and certain of its investments may represent a significant percentage of the Fund’s assets. Any such investment may carry the risk associated with a significant asset concentration. Such risks could cause the Fund to experience a material adverse effect, which would result in the value of a stockholder’s investment in the Fund being diminished.
Illiquid Investment
Risk
Many of the Fund’s investments will be illiquid, including the Fund’s Private CRE investments. A variety of factors could make it difficult for the Fund to dispose of any of its illiquid assets on acceptable terms even if a disposition is in the best interests of the Fund’s stockholders. The Fund cannot predict whether it will be able to sell any asset for the price or on the terms set by it or whether any price or other terms offered by a prospective purchaser would be acceptable to the Fund. The Fund also cannot predict the length of time needed to find a willing purchaser and to close the sale of an asset. The Fund may be required to expend cash to correct defects or to make improvements before an asset can be sold, and there can be no assurance that it will have cash available to correct those defects or to make those improvements. As a result, the Fund’s ability to sell investments in response to changes in economic and other conditions could be limited. Limitations on the Fund’s ability to respond to adverse changes in the performance of its investments may have a material adverse effect on the Fund’s business, financial condition and results of operations and the Fund’s ability to make distributions.
Real Estate Investment Risk
The Fund’s investments will be subject to the risks typically associated with real estate, including:

•	local, state, national or international economic conditions, including market disruptions caused by regional concerns, political upheaval, sovereign debt crises and other factors;

•	real estate conditions, such as an oversupply of or a reduction in demand for real estate space in an area;

•	lack of liquidity inherent in the nature of the asset;

•	tenant/operator mix and the success of the tenant/operator business;

•	the ability and willingness of tenants/operators/managers to maintain the financial strength and liquidity to satisfy their obligations to the Fund and to third parties;

•	reliance on tenants/operators/managers to operate their businesses in a sufficient manner and in compliance with their contractual arrangements with the Fund;

•	ability and cost to replace a tenant/operator/manager upon default;

•	property management decisions;

•	property location and conditions;

•	property operating costs, including insurance premiums, real estate taxes and maintenance costs;

•	the perceptions of the quality, convenience, attractiveness and safety of the properties;

•	branding, marketing and operational strategies;

•	competition from comparable properties;

•	the occupancy rate of, and the rental rates charged at, the properties;

•	the ability to collect on a timely basis all rent;

•	the effects of any bankruptcies or insolvencies;

•	the expense of leasing, renovation or construction;

•	changes in interest rates and in the availability, cost and terms of mortgage financing;

•	unknown liens being placed on the properties;

•	bad acts of third parties;

•	the ability to refinance mortgage notes payable related to the real estate on favorable terms, if at all;

•	changes in governmental rules, regulations and fiscal policies;

•	tax implications;

•	changes in laws, including laws that increase operating expenses or limit rents that may be charged;

•
the impact of present or future environmental legislation and compliance with environmental laws, including costs of remediation and liabilities associated with environmental conditions affecting properties;

•	cost of compliance with applicable federal, state, and local laws and regulations;

•	social unrest and civil disturbances;

•	acts of nature, including earthquakes, hurricanes and other natural disasters;

•	terrorism;

•	the potential for uninsured or underinsured property losses;

•	adverse changes in state and local laws, including zoning laws; and

•	other factors which are beyond the Fund’s control.
The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenses associated with properties (such as operating expenses and capital expenses) cannot be reduced when there is a reduction in income from the properties. As a result, these investments may be risky and the Fund may lose all or part of its investments.
Commercial Real Estate Industry Risk
The Fund’s business and operations are dependent on the commercial real estate industry generally, which in turn is dependent upon broad economic conditions. Investing in commercial real estate assets involves certain risks, including but not limited to: tenants’ inability to pay rent; declining commercial real estate values, increases in interest rates and lack of availability of financing; tenant turnover and vacancies; the pace and magnitude of debt accumulation and impending debt maturities; regional banks’ concentration of loans in commercial real estate and changes in supply of or demand for similar properties in a given market. Challenging economic and financial market conditions may cause the Fund to experience an increase in the number of Private CRE investments that result in losses, including delinquencies, non-performing
assets and a decrease in the value of the property or, in the case of Publicly Traded Real Estate Securities, collateral which secures its investments, all of which could adversely affect the Fund’s results of operations. The Fund may need to establish significant provisions for losses or impairment, and be forced to sell assets at undesirable prices, which may result in the Fund’s NAV declining and the Fund incurring substantial losses. Additionally, economic conditions can negatively impact the businesses of tenants of the Fund’s Private CRE investments, which in turn could cause the Fund to experience increased delinquencies or decreasing rents, either of which would negatively impact the Fund’s income.
These conditions may increase the volatility of the value of Private CRE investments made by the Fund. These developments also may make it more difficult for the Fund to accurately value its investments or to sell its investments on a timely basis. These developments, including rising interest rates, could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns. Such developments could, in turn, diminish significantly the Fund’s revenue from investments and adversely affect the Fund’s NAV.
Private CRE Risk
Lease defaults, terminations by one or more tenants or landlord-tenant disputes may reduce the Fund’s revenues and net income. Any of these situations may result in extended periods during which there is a significant decline in revenues or no revenues generated by a property. If this occurred, it could adversely affect the Fund’s results of operations.
The Fund’s financial position and its ability to make distributions may also be adversely affected by financial difficulties experienced by any major tenants, including bankruptcy, insolvency or a general downturn in the business, or in the event any major tenants do not renew or extend their relationship as their lease terms expire. A tenant in bankruptcy may be able to restrict the ability to collect unpaid rents or interest during the bankruptcy proceeding. Furthermore, dealing with a tenants’ bankruptcy or other default may divert management’s attention and cause the Fund to incur substantial legal and other costs.
The Fund’s investments in real estate will be pressured in challenging economic and rental market conditions. If the Fund is unable to re-let
or renew leases for all or substantially all of the space at these properties, if the rental rates upon such renewal or re-letting
are significantly lower than expected, or if the Fund’s reserves for these purposes prove inadequate, the Fund will experience a reduction in net income and may be required to reduce or eliminate cash distributions.
The Fund may obtain only limited warranties when it purchases a Private CRE equity investment. The purchase of properties with limited warranties increases the risk that the Fund may lose some or all of its invested capital in the property, as well as the loss of rental income from that property if an issue should arise that decreases the value of that property and is not covered by the limited warranties. If any of these results occur, it may have a material adverse effect on the Fund’s business, financial condition and results of operations and the Fund’s ability to make distributions.

Litigation Risk
From time to time, the Fund, FTFA or the
sub-advisers
may be subject to pending or threatened litigation or regulatory action. Some of these claims may result in significant defense costs and potentially significant judgments against the Fund, FTFA and/or the sub-advisers.
We cannot be certain of the ultimate outcome of any potential litigation or regulatory action or any claims that may arise in the future and the reputation of the Fund, FTFA and/or the sub-advisers
could be damaged as a result. Certain litigation or regulatory scrutiny could materially adversely affect our business in a number of ways, including a reluctance of counterparties to do business with the Fund, FTFA or the sub-advisers.
The resolution of certain claims may result in the Fund, FTFA or the sub-advisers
having to pay significant fines, judgments, or settlements, which, if partially or completely uninsured, could adversely impact our earnings and cash flows or FTFA and/or the sub-advisers’
ability to perform their duties.
Insurance Risk
Certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes may be uninsurable or not economically insurable. The Fund may not obtain, or be able to require tenants to obtain certain types of insurance if it is deemed commercially unreasonable. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the property, which might decrease the value of the property. As a result, the insured company could lose its investments in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.
ESG Risk
ESG considerations are one of a number of factors that Clarion Partners examines when considering investments for the Fund’s portfolio. In light of this, the investments in which the Fund invests may not be considered
ESG-focused
investments and may have lower or adverse ESG assessments. Consideration of ESG factors may affect the Fund’s exposure to certain investments and may not work as intended. In addition, ESG considerations assessed as part of the Fund’s investment process may vary across types of eligible investments. Clarion Partners does not assess every investment for ESG factors and, when it does, not every ESG factor may be identified or evaluated. Clarion Partners’ assessment of an investment’s ESG factors is subjective and will likely differ from that of investors, third party service providers (e.g., ratings providers) and other funds. As a result, investments selected by Clarion Partners may not reflect the beliefs and values of any particular investor. Clarion Partners also may be dependent on the availability of timely, complete, and accurate ESG data reported by an investment’s owner or manager issuers and/or third-party research providers or consultants, the timeliness, completeness and accuracy of which is out of its Clarion Partners’ control. ESG factors are often not uniformly measured or defined, which could impact Clarion Partners’ ability to assess an investment. While Clarion Partners views ESG considerations as having the potential to contribute to the Fund’s long-term performance, there is no guarantee that such results will be achieved.
Environmental Risk
The Fund may be exposed to substantial risk of loss arising from investments involving undisclosed or unknown environmental, health or occupational safety matters, or inadequate reserves, insurance or insurance proceeds for such matters that have been previously identified. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real property, such as the Fund and tenants, may be considered an owner, operator, or responsible party of such properties and therefore may be liable in certain circumstances for the costs of investigation, removal or remediation of, or related releases of, certain hazardous or toxic substances, including materials containing asbestos, at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances, including government fines, liabilities, and damages for injuries to persons and adjacent property.
In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs it incurs in connection with the contamination. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and liability may be imposed on the owner in connection with the activities of a tenant at the property. The presence of contamination or the failure to remediate contamination may adversely affect the Fund’s or its tenants’ ability to sell or lease real estate, or to borrow using the real estate as collateral, which, in turn, could reduce the Fund’s revenues. The Fund, or its tenants, as owner of a site, including if the Fund takes ownership through foreclosure, may be liable under common law or otherwise to third parties for damages and injuries resulting from environmental contamination emanating from the site. The cost of any required investigation, remediation, removal, fines or personal or property damages and the Fund’s or its tenants’ liability could significantly exceed the value of the property without any limits.

Furthermore, the Fund may invest in real estate, or mortgage loans secured by real estate, with environmental problems that materially impair the value of the real estate. Even as a lender, if the Fund takes title to collateral with environmental problems or if other circumstances arise, the Fund could be subject to environmental liability.
The Fund’s operating costs and performance may be adversely affected by compliance obligations under environmental protection statutes, rules and regulations relating to investments of the Fund, including additional compliance obligations arising from any change to such statutes, rules and regulations. Statutes, rules and regulations may also restrict development of, and use of, property. Certain clean-up
actions brought by governmental agencies and private parties could also impose obligations in relation to the Fund’s investments and result in additional costs to the Fund.
If the Fund is deemed liable for any such environmental liabilities and is unable to seek recovery against its tenant, the Fund’s business, financial condition and results of operations could be materially and adversely affected, and the amount available to make distributions could be reduced.
Further, even in cases where the Fund is indemnified by a third party with respect to an investment against liabilities arising out of violations of environmental laws and regulations, there can be no assurance as to the financial viability of the third party to satisfy such indemnities or the ability of the Fund to achieve enforcement of such indemnities.
Joint Venture Risk
The Fund, through its Operating Partnership, may in the future enter into joint ventures with third parties to make investments. The Fund, though its Operating Partnership, may also make investments in partnerships or other co-ownership
arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment, including, for instance, the following risks and conflicts of interest:

•	the joint venture partner in an investment could become insolvent or bankrupt;

•	fraud or other misconduct by the joint venture partner;

•
the Fund may share decision-making authority with its joint venture partner regarding certain major decisions affecting the ownership of the joint venture and the joint venture property, such as the sale of the property or the making of additional capital contributions for the benefit of the property, which may prevent the Fund from taking actions that are opposed by its joint venture partner;

•	under certain joint venture arrangements, neither party may have the power to control the venture and, under certain circumstances, an impasse could result regarding cash distributions, reserves, or a proposed sale or refinancing of the investment, and this impasse could have an adverse impact on the joint venture, which could adversely impact the operations and profitability of the joint venture and/or the amount and timing of distributions the Fund receives from such joint venture;

•
the joint venture partner may at any time have economic or business interests or goals that are or that become in conflict with the Fund’s business interests or goals, including, for instance, the operation of the properties;

•	the joint venture partner may be structured differently than the Fund for tax purposes and this could create conflicts of interest and risk to the Fund’s ability to qualify as a REIT;

•
the Fund may rely upon its joint venture partner to manage the day-to-day
operations of the joint venture and underlying assets, as well as to prepare financial information for the joint venture and any failure to perform these obligations may have a negative impact on the Fund’s performance and results of operations;

•
the joint venture partner may experience a change of control, which could result in new management of the joint venture partner with less experience or conflicting interests to the Fund and be disruptive to the Fund’s business;

•
such joint venture partner may be in a position to take action contrary to the Fund’s instructions or requests or contrary to the Fund’s policies or objectives, including the Fund’s policy with respect to maintaining its qualification as a REIT;

•	the terms of the joint ventures could restrict the Fund’s ability to sell or transfer its interest to a third party when it desires on advantageous terms, which could result in reduced liquidity;

•
the Fund or its joint venture partner may have the right to trigger a buy-sell
arrangement, which could cause the Fund to sell its interest, or acquire its partner’s interest, at a time when the Fund otherwise would not have initiated such a transaction;

•	the joint venture partner may not have sufficient personnel or appropriate levels of expertise to adequately support the Fund’s initiatives; and

•
to the extent it is permissible under the 1940 Act for the Fund to partner with other vehicles advised by FTFA or the sub-advisers,
FTFA and/or the
sub-advisers
may have conflicts of interest that may not be resolved in the Fund’s favor.

In addition, disputes between the Fund and its joint venture partner may result in litigation or arbitration that would increase the Fund’s expenses and prevent the Fund’s officers and directors from focusing their time and efforts on the Fund’s business. Any of the above might subject the Fund to liabilities and thus reduce its returns on the investment with the joint venture partner
.
Recourse Financings Risk
In certain cases, financings for the Fund’s commercial real estate properties may be recourse to the Fund. Generally, commercial real estate financings are structured as non-recourse
to the borrower, which limits a lender’s recourse to the property pledged as collateral for the loan, and not the other assets of the borrower or to any parent of borrower, in the event of a loan default. However, lenders customarily will require that a creditworthy parent entity enter into so-called
“recourse carveout” guarantees to protect the lender against certain bad-faith
or other intentional acts of the borrower in violation of the loan documents. A “bad boy” guarantee typically provides that the lender can recover losses from the guarantors for certain bad acts, such as fraud or intentional misrepresentation, intentional waste, willful misconduct, criminal acts, misappropriation of funds, voluntary incurrence of prohibited debt and environmental losses sustained by lender. In addition, “bad boy” guarantees typically provide that the loan will be a full personal recourse obligation of the guarantor, for certain actions, such as prohibited transfers of the collateral or changes of control and voluntary bankruptcy of the borrower. These financing arrangements with respect to our investments generally require “bad boy” guarantees from us and/or certain of our subsidiaries and in the event that such a guarantee is called, our assets could be adversely affected. Moreover, our “bad boy” guarantees could apply to actions of the joint venture partners associated with our investments. While Clarion Partners expects to negotiate indemnities from such joint venture partners to protect against such risks, there remains the possibility that the acts of such joint venture partner could result in liability to us under such guarantees.
Private CRE Options Risk
The Fund may obtain options that grant it a period of exclusivity during which it may acquire certain Private CRE. The amount paid for an option, if any, is normally surrendered if the property is not purchased and may or may not be credited against the purchase price if the property is purchased. Option payments will reduce the amount of cash available for further investments or distributions to the Fund’s stockholders.
Valuation Risk
The price the Fund pays for its Private CRE investments will be based on Clarion Partners’ projections of market demand, occupancy levels, rental income, the costs of any development, redevelopment or renovation of a property, borrower expertise and other factors. If Clarion Partners’ projections are inaccurate or it ascribes a higher value to assets and their value subsequently drops or fails to rise because of market factors, returns on the Fund’s investment may be lower than expected and could experience losses.
For the purposes of calculating the Fund’s NAV, Private CRE investments will initially be valued at cost, which the Fund expects to represent fair value at that time. Thereafter, valuations of properties will be derived from independent property appraisals.
Within the parameters of the Fund’s valuation guidelines, the valuation methodologies used to value the Fund’s Private CRE investments will involve subjective judgments and projections that may not materialize. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not materialize. Valuations and appraisals of the Fund’s Private CRE investments will be only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond the Fund’s control and the control of FTFA, Clarion Partners and the Fund’s independent valuation advisors. Valuations and appraisals of the Fund’s Private CRE investments are only conducted on a periodic basis. If the relevant asset’s value changes after such appraisal, it will be difficult for Clarion Partners to quantify the impact of such change and the necessary information to make a full assessment of the value may not be immediately available, which may require an assessment of fair value with incomplete information. The participation of FTFA and Clarion Partners in our valuation process could result in a conflict of interest, since the management fee is based on our average daily net assets. A material change in a Private CRE investment or a new appraisal of a Private CRE investment may have a material impact on our overall NAV, resulting in a sudden increase or decrease to our NAV per share. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal. It also may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of our Private CRE investments between valuations, or to obtain complete information regarding any such events in a timely manner. For example, an unexpected termination or renewal of a material lease, a material increase or decrease in vacancies, or an unanticipated structural or environmental event at a property, may cause the value of a property to change materially, yet obtaining sufficient relevant information after the occurrence has come to light and/or analyzing fully the financial impact of such an event may be difficult to do and may require some time. Clarion Partners will rely on the independent valuation advisors’ appraisals in determining the fair value of the Private CRE investments. There will be no retroactive adjustment in the valuation of such assets, the offering price of the Common Stock, the price the Fund paid to repurchase Common Stock or
NAV-based
fees the Fund paid to FTFA and the Distributor to the extent such valuations prove to not accurately reflect the realizable value of the Fund’s assets. Because the price you will pay for Common Stock in this offering, and the price at which your shares may be repurchased in the share repurchase program by the Fund, are based on NAV per share of Common Stock, you may pay more than realizable value or receive less than realizable value for your investment.

Risks Relating to our Operating Partnership
Potential Conflicts of Interest Risk
Our directors and officers have duties to the Fund under applicable Maryland law and our charter in connection with their direction of the management of the Fund. At the same time, our directors and officers have duties to our Operating Partnership and to the limited partners under Delaware law in connection with the management of our Operating Partnership. If there is a conflict between the interests of us or our stockholders, on the one hand, and the interests of the limited partners of our Operating Partnership other than us or our subsidiaries, on the other, the partnership agreement of our Operating Partnership will provide that any action or failure to act by our directors and officers in such capacity for the Operating Partnership that gives priority to the separate interests of us or our stockholders that does not result in a violation of the contractual rights of the limited partners of our Operating Partnership under the partnership agreement will not violate the duties that the directors and officers owe to our Operating Partnership and its partners.
Dilution Risk
Once it is no longer a wholly-owned subsidiary of the Fund, our Operating Partnership intends to provide liquidity to its limited partners through repurchase offers that are aligned with the timing of the Fund’s repurchase offers. In order to ensure that the Fund’s shareholders are not diluted with respect to the amount of such Operating Partnership repurchase offers that are allocated to the Fund upon the occurrence of a pro ration event, the Fund expects to repurchase the full amount of its OP Units in a repurchase offer by the Operating Partnership and to withdraw any excess OP Units that are repurchased prior to the acceptance by the Operating Partnership of the repurchased OP Units in the event that the Operating Partnership’s repurchase offer is not oversubscribed. Prior to the time it admits additional investors, the Operating Partnership will be registered under the 1940 Act, and will therefore be subject to the protections of the 1940 Act, and will be managed consistent with the Fund’s compliance policies and procedures and the 1940 Act.
Risks Related to Specific Private CRE Property Types
The Fund intends to invest in a variety of Private CRE property types, which may expose the Fund to risks. For example, fluctuations in manufacturing activity in the United States may adversely affect the tenants of the Fund’s industrial properties and therefore the demand for and profitability of its industrial properties. A residential property may be affected by declining rents or may incur vacancies either by the expiration and non-renewal
of tenant leases or the continued default of tenants under their leases, resulting in reduced revenues and less cash available to distribute to stockholders. A healthcare property may be affected by obsolescence of the products or services provided by the operators, or financial difficulties at the operators. Retail properties may be affected by competition and consumer trends, including the use of
e-commerce.
In addition, tenants of certain of the Fund’s investments in retail properties may have leases that contain certain co-tenancy
provisions, which, if not satisfied, could permit other tenants of these properties to, among other things, pay reduced rents and/or terminate the lease. The Fund’s investments in office properties are subject to risks that the tenants of those office properties face, including the overall health of the economy, the possibility of a downturn in the businesses operated by the tenants, lack of demand or obsolescence of the products or services provided by the tenants, and the non-competitiveness
of the office tenants relative to their competitors. In addition, the Fund and its tenants will face competition for each of the foregoing Private CRE property types, which could adversely affect the Fund’s revenues and funds available for distribution. Specialty properties are subject to risks specific to their specialty use. For example, student housing properties are subject to seasonality and increased leasing risk and may be adversely affected by a change in university admission policies. As another example, single family rental properties are subject to local conditions, including state and local regulations, which may affect the ability to increase rent to the level of market rents for an equivalent property or an excess inventory of unsold homes in the local market that are being rented.
In addition, the Fund may also invest in other
mixed-use
projects or other extended sectors of Private CRE asset classes including but not limited to data centers, self-storage, hospitality, wireless towers, and other property types. The Fund is not restricted or limited in its ability to invest in property types and may also concentrate its investments in a limited number of property types. Any such extended sector Private CRE investments that the Fund makes would be subject to general risks of investing in real estate and risks specific to that property type.

CMBS Risk
CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a residential or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by certain property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate asset rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property is subject to various risks, including changes in general or local economic conditions and/or specific industry segments; the solvency of the related tenants; declines in real estate values; declines in rental or occupancy rates; increases in interest rates, real estate tax rates and other operating expenses; changes in governmental rules, regulations and fiscal policies; acts of God; terrorist threats and attacks; and social unrest, civil disturbances, epidemics and other public crises. Consequently, adverse changes in economic conditions and circumstances are more likely to have an adverse impact on mortgage-related securities secured by loans on commercial properties than on those secured by loans on residential properties. In addition, commercial lending generally is viewed as exposing the lender to a greater risk of loss than one-
to four- family residential lending. Commercial lending, for example, typically involves larger loans to single borrowers or groups of related borrowers than residential one-
to four- family mortgage loans.
The exercise of remedies and successful realization of liquidation proceeds relating to CMBS is also highly dependent on the performance of the servicer or special servicer. In many cases, overall control over the special servicing of related underlying mortgage loans will be held by a “directing certificate holder” or a “controlling class representative,” which is appointed by the holders of the most subordinate class of CMBS in such series. The Fund may not have the right to appoint the directing certificate holder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate holder, take actions with respect to the specially serviced mortgage loans that could adversely affect the Fund’s interests. There may be a limited number of special servicers available, particularly those that do not have conflicts of interest.
The relevant
sub-adviser
will value the Fund’s potential CMBS investments based on loss-adjusted yields, taking into account estimated future losses on the mortgage loans included in the securitization’s pool of loans, and the estimated impact of these losses on expected future cash flows. The sub-adviser’s
loss estimates may not prove accurate, as actual results may vary from estimates. In the event that the sub-advisers
overestimate the pool level losses relative to the price the Fund pays for a particular CMBS investment, the Fund may experience losses with respect to such investment. Credit markets, including the CMBS market, have periodically experienced decreased liquidity on the primary and secondary markets during periods of market volatility. For example, the
COVID-19
pandemic has caused significant market pricing and liquidity dislocation, causing a broad-based market decline across securities including CMBS. Such market conditions could re-occur
and would impact the valuations of our investments and impair our ability to sell such investments if we were required to liquidate all or a portion of our CMBS investments quickly.
Non-Agency
RMBS Risk
Non-agency
RMBS are securities issued by
non-governmental
issuers, the payments on which depend (except for rights or other assets designed to assure the servicing or timely distribution of proceeds to holders of such securities) primarily on the cash flow from residential mortgage loans made to borrowers that are secured (on a first priority basis or second priority basis, subject to permitted liens, easements and other encumbrances) by residential real estate
(one-
to four- family properties) the proceeds of which are used to purchase real estate and purchase or construct dwellings thereon (or to refinance indebtedness previously so used).
Non-agency
RMBS have no direct or indirect government guarantees of payment and are subject to various risks as described herein.
Credit-Related Risk Associated with Borrowers on
Non-Agency
RMBS
. Credit-related risk on
non-agency
RMBS arises from losses due to delinquencies and defaults by the borrowers in payments on the underlying mortgage loans and breaches by originators and servicers of their obligations under the underlying documentation pursuant to which the non-agency
RMBS are issued. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity. The rate of delinquencies and defaults on residential mortgage loans and the aggregate amount of the resulting losses will be affected by a number of factors, including general economic conditions, particularly those in the area where the related mortgaged property is located, the level of the borrower’s equity in the mortgaged property and the individual financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure on the related residential property may be a lengthy and difficult process involving significant legal and other expenses. The net proceeds obtained by the holder on a residential mortgage loan following the foreclosure on the related property may be less than the total amount that remains due on the loan. The prospect of incurring a loss upon the foreclosure of the related property may lead the holder of the residential mortgage loan to restructure the residential mortgage loan or otherwise delay the foreclosure process.

Impact of Real Estate and Mortgage Loan Markets on
Non-Agency
RMBS
. In addition to the foregoing considerations, the market for defaulted residential mortgage loans and foreclosed real estate properties may be very limited. In particular, the economic conditions that lead to a higher rate of delinquencies and defaults on a portfolio of real estate mortgage loans may also lead to a reduction in the value of the related real estate properties, which in turn will result in greater losses upon a foreclosure of the real estate properties. At any one time, a portfolio of non-agency
RMBS may be backed by residential mortgage loans that are highly concentrated in only a few states or regions. As a result, the performance of such residential mortgage loans may be more susceptible to a downturn in the economy, including in particular industries that are highly represented in such states or regions, natural calamities and other adverse conditions affecting such areas. In addition, the residential mortgage loans underlying non-agency
RMBS may include
so-called
“jumbo” residential mortgage loans, having original principal balances that are significantly higher than is generally the case for residential mortgage loans. If the portfolio of residential mortgage loans underlying a non-agency
RMBS includes a high concentration of “jumbo” residential mortgage loans, the performance of the non-agency
RMBS will be more susceptible to the performance of individual borrowers and adverse economic conditions in general than would otherwise be the case.
Another factor that may contribute to, and may in the future result in, higher delinquency and default rates is the increase in monthly payments on adjustable-rate mortgage loans. Any increase in prevailing market interest rates may result in increased payments for borrowers who have adjustable-rate mortgage loans.
Some or all of the underlying residential mortgage loans in an issue of non-agency
RMBS may have balloon payments due on their respective maturity dates. If borrowers are unable to make such balloon payments, the related issue of non-agency
RMBS may experience losses.
Prepayment Risk Associated with
Non-Agency
RMBS
.
Non-agency
RMBS are susceptible to prepayment risks. Except in the case of certain types of non-agency
RMBS, the mortgage loans underlying
non-agency
RMBS generally do not contain prepayment penalties and a reduction in market interest rates will increase the likelihood of prepayments on the related non-agency
RMBS, resulting in a reduction in yield to maturity for most holders of such securities. In the case of certain home equity loan securities and certain types of non-agency
RMBS, even though the underlying mortgage loans often contain prepayment premiums, such prepayment premiums may not be sufficient to discourage borrowers from prepaying their mortgage loans in the event of a reduction in market interest rates, resulting in a reduction in the yield to maturity for holders of the related non-agency
RMBS. In addition to reductions in the level of market interest rates and the prepayment provisions of the mortgage loans, repayments on the residential mortgage loans underlying an issue of non-agency
RMBS may also be affected by a variety of economic, geographic and other factors, including the size difference between the interest rates on the underlying residential mortgage loans (giving consideration to the cost of refinancing) and prevailing mortgage rates and the availability of refinancing. In general, if prevailing interest rates fall significantly below the interest rates on the related residential mortgage loans, the rate of prepayment on the underlying residential mortgage loans would be expected to increase. Conversely, if prevailing interest rates rise to a level significantly above the interest rates on the related mortgage loans, the rate of prepayment would be expected to decrease. Prepayments could reduce the yield received on the related issue of non-agency
RMBS.
Legal Risks Associated with
Non-Agency
RMBS
. Legal risks can arise as a result of the procedures followed in connection with the origination of the mortgage loans or the servicing thereof which may be subject to various federal and state laws (including, without limitation, predatory lending laws), public policies and principles of equity regulating interest rates and other charges, require certain disclosures, require licensing of originators, prohibit discriminatory lending practices, regulate the use of consumer credit information and debt collection practices and may limit the servicer’s ability to collect all or part of the principal of or interest on a residential mortgage loan, entitle the borrower to a refund of amounts previously paid by it or subject the servicer to damages and sanctions.
ABS Risk
Investments in ABS are subject to risks. The ability of an issuer of ABS to enforce its security interest in the underlying assets may be limited, and therefore certain ABS present a heightened level of risk. The risks of investing in asset-backed securities ultimately depend upon the payment of the underlying loans by the individual borrowers. In its capacity as purchaser of ABS, the Fund would generally have no recourse to the entity that originated the loans in the event of default by the borrower. The risk of non-payment
is greater for asset-backed securities that are backed by pools that contain subprime loans, but a level of risk exists for all loans. Market factors adversely affecting loan repayments may include a general economic turndown and high unemployment.

Mortgage Loan Risk
The Fund may originate and selectively acquire senior mortgage loans which are generally loans secured by a first mortgage lien on a commercial property and are subject to risks of delinquency and foreclosure and risks of loss that are greater than similar risks associated with loans made on the security of single-family residential property. In addition, certain of the mortgage loans in which the Fund invests may be structured so that all or a substantial portion of the principal will not be paid until maturity, which increases the risk of default at that time. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest, civil disturbances, epidemics and other public crises.
The Fund may invest in commercial mortgage loans, including senior and mezzanine loans and
B-notes,
which are secured by residential, commercial or properties with other characteristics (such as properties that are not well leased and generally require significant capital improvements, restructuring and/or repositioning/development) and are subject to risks of delinquency and foreclosure and risks of loss. Commercial real estate loans are generally not fully amortizing, which means that they may have a significant principal balance or balloon payment due on maturity. Full satisfaction of the balloon payment by a commercial borrower is heavily dependent on the availability of subsequent financing or a functioning sales market, as well as other factors such as the value of the property, the level of prevailing mortgage rates, the borrower’s equity in the property and the financial condition and operating history of the property and the borrower. In certain situations, and during periods of credit distress, the unavailability of real estate financing may lead to default by a commercial borrower. In addition, in the absence of any such takeout financing, the ability of a borrower to repay a loan secured by an income-producing property will depend upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Furthermore, the Fund may not have the same access to information in connection with investments in commercial mortgage loans, either when investigating a potential investment or after making an investment, as compared to publicly traded securities.
Commercial mortgage loans are usually
non-recourse
in nature. Therefore, if a commercial borrower defaults on the commercial mortgage loan, then the options for financial recovery are limited in nature. To the extent the underlying default rates with respect to the pool or tranche of commercial real estate loans in which the Fund directly or indirectly invests increase, the performance of the Fund’s investments related thereto may be adversely affected. Default rates and losses on commercial mortgage loans will be affected by a number of factors, including global, regional and local economic conditions in the area where the mortgage properties are located, the borrower’s equity in the mortgage property and the financial circumstances of the borrower. A continued decline in specific commercial real estate markets and property valuations may result in higher delinquencies and defaults and potentially foreclosures. In the event of default, the lender will have no right to assets beyond collateral attached to the commercial mortgage loan.
In the event of any default under a mortgage or real estate loan held directly by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage or real estate loan, which could have a material adverse effect on the Fund’s profitability. In the event of the bankruptcy of a mortgage or real estate loan borrower, the mortgage or real estate loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage or real estate loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession
to the extent the lien is unenforceable under state law. Additionally, in the event of a default under any senior debt, the junior or subordinate lender generally forecloses on the equity, purchases the senior debt or negotiates a forbearance or restructuring arrangement with the senior lender in order to preserve its collateral. Foreclosure of a mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan.
Residential mortgage-backed securities evidence interests in or are secured by pools of residential mortgage loans and commercial mortgage-backed securities evidence interests in or are secured by a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the mortgage-backed securities in which the Fund invests are subject to all of the risks of the underlying mortgage loans.
Mezzanine Loan Risk
The Fund may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the interest in the entity owning the real property. These types of investments involve a higher degree of risk than first-lien mortgage loans secured by income producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, the Fund may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the Fund’s mezzanine loan. If a borrower defaults on the Fund’s mezzanine loan or debt senior to the Fund’s loan, or in the event of a borrower bankruptcy, the Fund’s mezzanine loan will be satisfied only after the senior debt. As a result, the Fund may not recover some or all of its investment. In addition, mezzanine loans may have higher loan-to-value
ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Risks Related to Investments in Publicly Traded REITs
The Fund’s investments in the securities of publicly traded REITs will be subject to a variety of risks affecting those REITs directly. Share prices of publicly traded REITs may decline because of adverse developments affecting the real estate industry and real property values, including supply and demand for properties, the economic health of the country or of different regions, the strength of specific industries that rent properties and interest rates. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency and defaults by borrowers and tenants.
Below Investment Grade (High Yield or Junk) Securities Risk
A material portion of the Fund’s Publicly Traded Real Estate Securities (including both direct and indirect investments) may consist of below investment grade securities. Lower grade securities may be particularly susceptible to economic downturns and are inherently speculative. It is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.
Lower grade securities, though high yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated securities. The retail secondary market for lower grade securities may be less liquid than that for higher rated securities. Adverse conditions could make it difficult at times to sell certain securities or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in lower grade securities, you could lose money on your investment in Common Stock, both in the short-term and the long-term.
Capital Markets Risk
The Fund expects to fund a portion of its Private CRE investments with property-level financing. The Fund’s business may be adversely affected by disruptions in the debt and equity capital markets and institutional lending market, including the lack of access to capital or prohibitively high costs of obtaining or replacing capital. For example,
COVID-19
has had, and may continue to have, a material adverse effect on credit markets. There can be no assurance that any financing will be available to the Fund in the future on acceptable terms, if at all, or that it will be able to satisfy the conditions precedent required to use its credit facilities, if entered into, which could reduce the number, or alter the type, of investments that the Fund would make otherwise. This may reduce the Fund’s income. To the extent that financing proves to be unavailable when needed, the Fund may be compelled to modify its investment strategy to optimize the performance of the portfolio. Any failure to obtain financing could have a material adverse effect on the continued development or growth of the Fund’s business and harm the Fund’s ability to operate and make distributions.
Interest Rate Risk
The Fund’s financial performance will be influenced by changes in interest rates; in particular, such changes may affect certain of the Fund’s Publicly Traded Real Estate Securities to the extent such debt does not float as a result of floors or otherwise. Changes in interest rates, including changes in expected interest rates or “yield curves,” may affect the Fund’s business in a number of ways. Changes in the general level of interest rates can affect the Fund’s net interest income, which is the difference between the interest income earned on the Fund’s interest-earning assets and the interest expense incurred in connection with its interest-bearing borrowings and hedges. Changes in the level of interest rates also can affect, among other things, the Fund’s ability to acquire certain of the Publicly Traded Real Estate Securities at attractive prices and enter into hedging transactions. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond the Fund’s control. If market interest rates increase further in the future, the interest rate on any variable rate borrowings will increase and will create higher debt service requirements, which would adversely affect the Fund’s cash flow and could adversely impact the Fund’s results of operations.
Interest rate changes may also impact the Fund’s NAV as certain Publicly Traded Real Estate Securities and hedge derivatives, if any, are marked to market. Generally, as interest rates increase, the value of the Fund’s fixed rate securities decreases, which will decrease the book value of the Fund’s equity. Recently, there have been inflationary price movements. As such, fixed income securities markets may experience heightened levels of interest rate volatility and liquidity risk. Recently, the U.S. Federal Reserve has been raising interest rates from historically low levels. It may continue to raise interest rates. Any additional interest rate increases in the future could cause the value of the Fund’s holdings to decrease.
Furthermore, shifts in the U.S. Treasury yield curve reflecting an increase in interest rates would also affect the yield required on certain of the Publicly Traded Real Estate Securities and therefore their value. For instance, increasing interest rates would reduce the value of the fixed rate assets the Fund holds at the time because the higher yields required by increased interest rates result in lower market prices on existing fixed rate assets in order to adjust the yield upward to meet the market and vice versa
. This would have similar effects on the Fund’s Publicly Traded Real Estate Securities portfolio and the Fund’s financial position and operations as a change in interest rates generally.

Benchmark Reference Rates Risk
Many debt securities, derivatives, and other financial instruments, utilize benchmark or reference rates for variable interest rate calculations, including the Bloomberg Short-Term Bank Yield Index (BSBY), Euro Interbank Offer Rate, Sterling Overnight Index Average Rate, and the Secured Overnight Financing Rate (each a “Reference Rate”). Instruments in which the Fund invests may pay interest at floating rates based on such Reference Rates or may be subject to interest caps or floors based on such Reference Rates. The Fund and issuers of instruments in which the Fund invests may also obtain financing at floating rates based on such Reference Rates. The elimination of a Reference Rate or any other changes to or reforms of the determination or supervision of Reference Rates could have an adverse impact on the market for, or value of, any instruments or payments linked to those Reference Rates.
For example, some Reference Rates, as well as other types of rates and indices, are described as “benchmarks” and have been the subject of ongoing national and international regulatory reform, including under the European Union regulation on indices used as benchmarks in financial instruments and financial contracts (known as the “Benchmarks Regulation”). The Benchmarks Regulation has been enacted into United Kingdom law by virtue of the European Union (Withdrawal) Act 2018 (as amended), subject to amendments made by the Benchmarks (Amendment and Transitional Provision) (EU Exit) Regulations 2019 (SI 2019/657) and other statutory instruments. Following the implementation of these reforms, the manner of administration of benchmarks has changed and may further change in the future, with the result that relevant benchmarks may perform differently than in the past, the use of benchmarks that are not compliant with the new standards by certain supervised entities may be restricted, and certain benchmarks may be eliminated entirely. Such changes could cause increased market volatility and disruptions in liquidity for instruments that rely on or are impacted by such benchmarks. Additionally, there could be other consequences which cannot be predicted.
Derivatives Risk
The Fund may utilize a variety of derivative instruments for investment or risk management purposes, such as options, futures contracts, swap agreements and credit default swaps. Using derivatives can increase Fund losses and reduce opportunities for gains when market prices, interest rates, currencies, or the derivatives themselves behave in a way not anticipated by the Fund. Using derivatives also can have a leveraging effect and increase Fund volatility. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. Derivatives may not be available at the time or price desired, may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the Fund. Derivatives are generally subject to the risks applicable to the assets, rates, indices or other indicators underlying the derivative. The value of a derivative may fluctuate more than the underlying assets, rates, indices or other indicators to which it relates. Use of derivatives may have different tax consequences for the Fund than an investment in the underlying security, and those differences may affect the amount, timing and character of income distributed to stockholders. The U.S. government and foreign governments are in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make derivatives more costly, limit their availability or utility, otherwise adversely affect their performance or disrupt markets.
The Fund operates under Rule
18f-4
under the 1940 Act which, among other things, governs the use of derivative investments and certain financing transactions (e.g., reverse repurchase agreements) by registered investment companies. Among other things, Rule
18f-4
requires funds that invest in derivative instruments beyond a specified limited amount to apply a value at risk (VaR) based limit to their use of certain derivative instruments and financing transactions and to adopt and implement a derivatives risk management program. A fund that uses derivative instruments in a limited amount is not subject to the full requirements of Rule
18f-4.
Compliance with Rule
18f-4
by the Fund could, among other things, make derivatives more costly, limit their availability or utility, or otherwise adversely affect their performance. Rule
18f-4
may limit the Fund’s ability to use derivatives as part of its investment strategy.
Leverage Risk
The Fund may use leverage in connection with its investments. This leverage may take the form of entity or property level debt. Property level debt will be incurred by special purpose vehicles held by the Fund or its Operating Partnership or by joint ventures entered into by one of the Fund’s or the Operating Partnership’s special purpose vehicles and secured by real estate owned by such special purpose vehicles or joint venture. Such special purpose vehicles and joint ventures would own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If a special purpose vehicle or joint venture were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund, the Operating Partnership or its subsidiaries. When such property level debt is not recourse to the Fund, the Fund will not treat such non-recourse
borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage unless the special purpose vehicle or joint venture holding such debt is a wholly owned subsidiary of the Fund or the financial statements of the special purpose vehicle or joint venture holding such debt will be consolidated in the Fund’s financial statements in accordance with Regulation
S-X
and other accounting rules. There are no limits under the 1940 Act on the amount of leverage a special purpose vehicle or joint venture may incur. Defaults on the property level debt may result in the Fund losing its investment in the applicable property. Defaults on entity level debt may result in limits or restrictions on the Fund’s operations, including the Fund’s ability to pay distributions.

The Fund will pay (and stockholders will bear) any costs and expenses relating to the use of leverage by the Fund, to the extent the Fund bears such costs, which will result in a reduction in the NAV of the Common Stock.
Leverage may result in greater volatility of the NAV of, and distributions on, the Common Stock because changes in the value of the Fund’s portfolio investments, including investments purchased with the proceeds from Borrowings or the issuance of Preferred Stock, if any, are borne entirely by holders of Common Stock. Common Stock income may fall if the interest rate on Borrowings or the dividend rate on Preferred Stock rises, and may fluctuate as the interest rate on Borrowings or the dividend rate on Preferred Stock varies. So long as the Fund is able to realize a higher net return on its investment portfolio than the then-current cost of any leverage together with other related expenses, the effect of the leverage will be to cause holders of Common Stock to realize higher current net investment income than if the Fund were not so leveraged. On the other hand, the Fund’s use of leverage will result in increased operating costs. Thus, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to holders of Common Stock will be reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to holders of Common Stock than if the Fund were not so leveraged.
Any decline in the NAV of the Fund will be borne entirely by holders of Common Stock. Therefore, if the market value of the Fund’s portfolio declines, the Fund’s use of leverage will result in a greater decrease in NAV to holders of Common Stock than if the Fund were not leveraged.
Certain types of Borrowings may result in the Fund being subject to covenants in credit agreements relating to asset coverage or portfolio composition or otherwise. In addition, the terms of the credit agreements may also require that the Fund pledge some or all of its assets as collateral. Such restrictions may be more stringent than those imposed by the 1940 Act and limit the Fund’s ability to effectively manage its portfolio.
In addition, the Fund may enter into reverse repurchase agreements and/or use similar investment management techniques that may provide leverage, subject to the requirements of Rule
18f-4
under the 1940 Act. Under Rule
18f-4(d),
the Fund may enter into reverse repurchase agreements or similar financing transactions in reliance on the rule if the Fund either (i) complies with the asset coverage requirements of Section 18 of the 1940 Act, and combines the aggregate amount of indebtedness associated with all reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating its asset coverage ratio; or (ii) treats all reverse repurchase agreements or similar financing transactions as derivatives transactions for all purposes under the rule. In October 2020, the SEC adopted new Rule
18f-4
under the 1940 Act, which, among other things, governs the use of derivative investments and certain financing transactions (e.g., reverse repurchase agreements) by registered investment companies. Among other things, Rule
18f-4,
effective August 19, 2022, requires funds that invest in derivative instruments and certain financing transactions beyond a specified limited amount to apply a value-at-risk
based limit to their use of certain derivative instruments and financing transactions and to adopt and implement a derivatives risk management program. A fund that uses derivative instruments in a limited amount is not subject to the full requirements of Rule
18f-4.
Under Rule
18f-4,
funds are no longer required to comply with the asset segregation framework arising from prior SEC guidance for covering such financing transactions. In addition, if the Fund enters into any reverse repurchase agreements or similar financing transactions obligating the Fund to make future payments, the Fund must elect either to rely on the rule’s framework or to comply with the asset coverage requirements of Section 18 of the 1940 Act. Compliance with the new rule by the Fund could, among other things, make use of such investment management techniques more costly, limit their availability or utility, or otherwise adversely affect their performance. The new rule may limit the Fund’s ability to use derivatives as part of its investment strategy.
There can be no assurance that the Fund’s leveraging strategy will be successful.
Potential Conflicts of Interest Risk
Clarion Partners and Western Asset serve as advisers or
sub-advisers
to other vehicles that have an investment objective and investment strategies that are similar to the Fund. Further, the sub-advisers
may at some time in the future manage and/or advise other investment funds or accounts with the same investment objective and strategies as the Fund. As a result, the sub-advisers
and the Fund’s portfolio managers may devote unequal time and attention to the management of the Fund and those other funds and accounts.
Clarion Partners and its affiliates will be subject to various conflicts of interest in carrying out their responsibilities to the Fund. Affiliates of Clarion Partners and others for whom it provides management and advisory services may also be in competition with the Fund.

Clarion Partners and its affiliates provide real estate investment advice and perform related services for other clients and funds similar to the advice to be provided and services to be performed by Clarion Partners for the Fund. Such clients and funds may have investment objectives and policies comparable to those of the Fund and may be in competition with the Fund. Other such funds may be formed in the future with objectives which are the same as or similar to the Fund’s objectives. Employees of Clarion Partners devote and allocate their business time among clients and Clarion Partners’ general management. In addition, Clarion Partners in some situations gives advice to one client that differs from advice given to another client. Employees of Clarion Partners and its affiliates also invest in real estate for their own accounts.
Clarion Partners, in accordance with applicable law, earns performance-based fees and carried interest distributions in some of its funds and accounts. Where applicable, portfolio managers and other employees of Clarion Partners receive incentive compensation linked to the amount of performance-based fees paid to Clarion Partners. Clarion Partners also has clients who do not pay performance-based compensation. Clarion Partners has an incentive to favor the accounts that do pay performance-based compensation, including an incentive to favor them when allocating investment opportunities, because compensation that Clarion Partners receives from these clients is directly tied to the performance of their accounts.
Under the Allocation Policy, portfolio managers of Clarion Partners will have discretion in determining, based on several factors, whether an investment opportunity is more suitable for another client than it is for the Fund, which may result in conflicts of interest. If such portfolio managers determine that the potential investment opportunity is more suitable for another account than it is for the Fund, the Fund would not be allocated the investment opportunity. If Clarion Partners identifies a potential investment opportunity that would be equally suitable for the Fund and one or more other Clarion Partners’ clients, the investment opportunity may, in some cases, be allocated away from the Fund entirely on a rotational basis pursuant to Clarion Partners’ Allocation Policy.
Moreover, properties held by other funds and clients managed by or affiliated with Clarion Partners may compete with portfolio properties for tenants, lessors or other resources. In leasing the portfolio properties that compete with the properties held by such other funds and clients, the Clarion Partners could face certain conflicts of interest between them.
In addition, although Franklin Resources does not currently engage in any substantial real estate investment activities competitive with that of the Fund, nor sponsor any investment program targeting direct investments in real estate assets of the type targeted by the Fund, Franklin Resources and its successors and affiliates may engage in such activities in the future. Franklin Resources and its successors and affiliates have no obligation to offer investment opportunities to the Fund for consideration, regardless of whether the investment opportunities are presented to Franklin Resources for its own account or the account of others, and regardless of whether the investment opportunities might be suitable for the Fund and opportunities to acquire real properties not meeting the investment guidelines may be pursued by Clarion Partners or its affiliates outside of the Fund.
The portfolio managers may also engage in cross trades between funds and accounts, may select brokers or dealers to execute securities transactions based in part on brokerage and research services provided to the sub-advisers
which may not benefit all funds and accounts equally and may receive different amounts of financial or other benefits for managing different funds and accounts. To the extent permitted by the 1940 Act, the Fund may also co-invest
with clients of Clarion Partners in particular properties, and the relationship with such clients could influence the decisions made by Clarion Partners with respect to such investments. Finally, FTFA or its affiliates may provide more services to some types of funds and accounts than others.
There is no guarantee that the policies and procedures adopted by the sub-advisers
and the Fund will be able to identify or mitigate the conflicts of interest that arise between the Fund and any other investment funds or accounts that the sub-advisers
may manage or advise from time to time. For further information on potential conflicts of interest, see “Portfolio Managers—Potential Conflicts of Interest” in the SAI.
Our directors and officers have duties to the Fund under applicable Maryland law and our charter in connection with their direction of the management of the Fund. At the same time, our directors and officers have duties to our Operating Partnership and to the limited partners under Delaware law in connection with the management of our Operating Partnership. If there is a conflict between the interests of us or our stockholders, on the one hand, and the interests of the limited partners of our Operating Partnership other than us or our subsidiaries, on the other, the partnership agreement of our Operating Partnership will provide that any action or failure to act by our directors and officers in such capacity for the Operating Partnership that gives priority to the separate interests of us or our stockholders that does not result in a violation of the contractual rights of the limited partners of our Operating Partnership under the partnership agreement will not violate the duties that the directors and officers owe to our Operating Partnership and its partners.

Cyber-Security Risk and Identity Theft Risk
Cyber-security incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. FTFA and the sub-adviser’s
information and technology systems may be vulnerable to damage or interruption from computer viruses and other malicious code, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches, usage errors by their respective professionals or service providers, power, communications or other service outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. If unauthorized parties gain access to such information and technology systems, they may be able to steal, publish, delete or modify private and sensitive information. Although FTFA and each sub-adviser
have implemented various measures to manage risks relating to these types of events, such systems could be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. FTFA, the sub-advisers
and/or the Fund may have to make a significant investment to fix or replace them. The failure of these systems and/or of disaster recovery plans for any reason could cause significant interruptions in FTFA, the sub-advisers’
and/or the Fund’s operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to stockholders and the intellectual property and trade secrets of FTFA and the sub-advisers.
Anti-Takeover Provisions Risk
The Fund’s charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire the Fund. These provisions may inhibit a change of control in circumstances that could give the stockholders the opportunity to realize a premium over the value of the Common Stock.
Risks Related to the Fund’s REIT Status
If we do not maintain our qualification as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability.
The Fund expects to continue to operate so as to qualify as a REIT under the Code. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, various compliance requirements could be failed and could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

•
we would be taxed as a regular domestic corporation, which under current laws, among other things, means being unable to deduct distributions to stockholders in computing taxable income and being subject to U.S. federal income tax on our taxable income at regular corporate income tax rates;

•	any resulting tax liability could be substantial and could have a material adverse effect on our book value;

•
unless we were entitled to relief under applicable statutory provisions, we would be required to pay taxes, and therefore, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT and for which we had taxable income; and

•	we generally would not be eligible to requalify as a REIT for the subsequent four full taxable years.
To maintain our REIT status, we may have to borrow funds on a short-term basis during unfavorable market conditions.
To qualify as a REIT, we generally must distribute annually to our stockholders a minimum of 90% of our net taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains.
We will be subject to regular corporate income taxes on any undistributed REIT taxable income each year. Additionally, we will be subject to a 4% nondeductible excise tax on any amount by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from previous years. Payments we make to our stockholders under our share repurchase plan will not be taken into account for purposes of these distribution requirements. If we do not have sufficient cash to make distributions necessary to preserve our REIT status for any year or to avoid taxation, we may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales. These options could increase our costs or reduce our equity.
Compliance with REIT requirements may cause us to forego otherwise attractive opportunities, which may hinder or delay our ability to meet our investment objectives and reduce your overall return.
To qualify as a REIT, we are required at all times to satisfy tests relating to, among other things, the sources of our income, the nature and diversification of our assets, the ownership of our stock and the amounts we distribute to our stockholders. Compliance with the REIT requirements may impair our ability to operate solely on the basis of maximizing profits. For example, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution.

Compliance with REIT requirements may force us to liquidate or restructure otherwise attractive investments.
To qualify as a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than qualified real estate assets and government securities) generally cannot include more than 10% of the voting securities (other than securities that qualify for the straight debt safe harbor) of any one issuer or more than 10% of the value of the outstanding securities of more than any one issuer unless we and such issuer jointly elect for such issuer to be treated as a “taxable REIT subsidiary” under the Code. Debt will generally meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a certain sum of money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion, or similar factors. Additionally, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our assets (25% for any taxable year beginning after December 31, 2025) may be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions in order to avoid losing our REIT qualification and suffering adverse tax consequences. In order to satisfy these requirements and maintain our qualification as a REIT, we may be forced to liquidate assets from our portfolio or not make otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.
Our charter does not permit any person or group to own more than 9.9% in value or number of shares, whichever is more restrictive, of the aggregate of our outstanding Common Stock or 9.9% in value of the aggregate of our outstanding capital stock of all classes or series, and attempts to acquire our Common Stock or our capital stock of all other classes or series in excess of these 9.9% limits would not be effective without an exemption (prospectively or retroactively) from these limits by our board of directors.
For us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals for this purpose) during the last half of a taxable year. For the purpose of assisting our qualification as a REIT for U.S. federal income tax purposes, among other purposes, our charter prohibits beneficial or constructive ownership by any person or group of more than 9.9%, in value or number of shares, whichever is more restrictive, of the shares of the aggregate of our outstanding Common Stock, or 9.9% in value of the aggregate of our outstanding capital stock of all classes or series, which we refer to as the “Ownership Limit.” The constructive ownership rules under the Code and our charter are complex and may cause shares of the outstanding Common Stock owned by a group of related persons to be deemed to be constructively owned by one person. As a result, the acquisition of less than 9.9% of our outstanding Common Stock or our capital stock by a person could cause another person to constructively own in excess of 9.9% of our outstanding Common Stock or our capital stock, respectively, and thus violate the Ownership Limit. There can be no assurance that our board of directors, as permitted in the charter, will not decrease this Ownership Limit in the future. Any attempt to own or transfer shares of our Common Stock or capital stock in violation of the Ownership Limit without the consent of our board of directors will result either in the transfer being void or enjoined or in the shares being redeemed by us upon the terms and conditions specified by the Board in its sole and absolute discretion.
The Ownership Limit may have the effect of precluding a change in control of us by a third party, even if such change in control would be in the best interests of our stockholders or would result in receipt of a premium to the price of our Common Stock (and even if such change in control would not reasonably jeopardize our REIT status). Our charter exempts Franklin Templeton and its affiliates from the Ownership Limit. The exemptions to the Ownership Limit granted to date may limit our board of directors’ power to increase the Ownership Limit or grant further exemptions in the future.
Our board of directors is authorized to revoke our REIT election without stockholder approval, which may cause adverse consequences to our stockholders.
Our charter authorizes our board of directors to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to qualify as a REIT. Our board of directors owes statutory duties to us and could only cause such changes in our tax treatment if it determines in good faith that such changes are in our best interests. In this event, we would become subject to U.S. federal income tax on our taxable income and we would no longer be required to distribute most of our net income to our stockholders, which may cause a reduction in the total return to our stockholders.

Tax Risks of Investing in the Fund
Non-U.S.
holders may be subject to U.S. federal income tax upon their disposition of shares of our Common Stock or upon their receipt of certain distributions from us.
In addition to any potential withholding tax on ordinary dividends, a
non-U.S.
holder (as such term is defined below under “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Holders of Our Common Stock”), other than a “qualified shareholder” or a “withholding qualified holder,” that disposes of a “U.S. real property interest” (“USRPI”) (which includes shares of stock of a U.S. corporation whose assets consist principally of USRPIs), is generally subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), on the amount received from such disposition. Such tax does not apply, however, to the disposition of stock in a REIT that is “domestically controlled.” Generally, a REIT is domestically controlled if less than 50% of its stock, by value, has been owned directly or indirectly by
non-U.S.
persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. Treasury regulations provide that the ownership by
non-U.S.
persons would be determined by looking through pass through entities and certain U.S. corporations, among others. We cannot assure you that we qualify or would qualify as a domestically controlled REIT at any time. If we were to fail to so qualify, amounts received by a
non-U.S.
holder on certain dispositions of shares of our Common Stock (including a redemption) would be subject to tax under FIRPTA, unless (i) our shares of Common Stock were regularly traded on an established securities market and (ii) the
non-U.S.
holder did not, at any time during a specified testing period, hold more than 10% of our Common Stock. See “Material U.S. Federal Income Tax Considerations—Taxation of
Non-U.S.
Holders of Our Common Stock—Sales of Our Common Stock.”
A
non-U.S.
holder other than a “qualified shareholder” or a “withholding qualified holder,” that receives a distribution from a REIT that is attributable to gains from the disposition of a USRPI as described above, including in connection with a repurchase of our Common Stock, is generally subject to U.S. federal income tax under FIRPTA to the extent such distribution is attributable to gains from such disposition, regardless of whether the difference between the fair market value and the tax basis of the USRPI giving rise to such gains is attributable to periods prior to or during such
non-U.S.
holder’s ownership of our Common Stock. In addition, a repurchase of our Common Stock, to the extent not treated as a sale or exchange, may be subject to withholding as an ordinary dividend. See “Material U.S. Federal Income Tax Considerations—Taxation of
Non-U.S.
Holders of Our Common Stock—Distributions”, and “—Repurchases of our Common Stock.”
We seek to act in the best interests of the Fund as a whole and not in consideration of the particular tax consequences to any specific holder of our stock. Potential
non-U.S.
holders should inform themselves as to the U.S. tax consequences, and the tax consequences within the countries of their citizenship, residence, domicile, and place of business, with respect to the purchase, ownership and disposition of shares of our Common Stock.
Investments outside the United States may subject us to additional taxes and could present additional complications to our ability to satisfy the REIT qualification requirements.
Non-U.S.
investments may subject us to various
non-U.S.
tax liabilities, including withholding taxes. In addition, operating in functional currencies other than the U.S. dollar and in environments in which real estate transactions are typically structured differently than they are in the United States or are subject to different legal rules may present complications to our ability to structure
non-U.S.
investments in a manner that enables us to satisfy the REIT qualification requirements.
We may incur tax liabilities that would reduce our cash available for distribution to you.
Even if we qualify and maintain our status as a REIT, we may become subject to U.S. federal income taxes and related state and local taxes. For example, net income from the sale of properties that are “dealer” properties sold by a REIT (a “prohibited transaction” under the Code) will be subject to a 100% tax. We may not make sufficient distributions to avoid excise taxes applicable to REITs. Similarly, if we were to fail an income test (and did not lose our REIT status because such failure was due to reasonable cause and not willful neglect) we would be subject to tax on the income that does not meet the income test requirements. We also may decide to retain net capital gain we earn from the sale or other disposition of our investments and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt,
such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. We also may be subject to state and local taxes on our income or property, including franchise, payroll, mortgage recording and transfer taxes, either directly or at the level of the other companies through which we indirectly own our assets, such as our taxable REIT subsidiaries, which are subject to full U.S. federal, state, local and foreign corporate-level income taxes. Any taxes we pay directly or indirectly will reduce our cash available for distribution to you.
You may have current tax liability on distributions you elect to reinvest in our Common Stock.
If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in shares of our Common Stock to the extent the amount reinvested was not a tax-free
return of capital. Therefore, unless you are a
tax-exempt
entity, you may be forced to use funds from other sources to pay your tax liability on the reinvested dividends.

Generally, ordinary dividends payable by REITs do not qualify for reduced U.S. federal income tax rates.
Currently, the maximum tax rate applicable to qualified dividend income payable to certain non-corporate
U.S. stockholders is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rate. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause certain non-corporate
investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT
corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our Common Stock. However, individual taxpayers may be entitled to claim a deduction in determining their taxable income of 20% of ordinary REIT dividends (dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us), which reduces the effective tax rate on such dividends. See “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Holders of Our Common Stock— Distributions Generally.” You are urged to consult with your tax advisor regarding the effect of this change on your effective tax rate with respect to REIT dividends.
We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the price of our Common Stock.
In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our Common Stock.
Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of our stockholders. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your tax advisor with respect to the impact of recent legislation on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Although REITs generally receive certain tax advantages compared to entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, our charter authorizes our board of directors to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that changes to U.S. federal income tax laws and regulations or other considerations mean it is no longer in our best interests to qualify as a REIT. The impact of tax reform on an investment in our shares is uncertain. Prospective investors should consult their own tax advisors regarding changes in tax laws.
In addition, unilateral or internationally agreed or disputed changes in international tax policy, laws or regulations or in the policies or positions of relevant tax authorities, including U.S. tax authorities and the application of tariffs or other U.S. executive actions regarding the dispute, application, administration or interpretation of tax laws, regulations or treaties, could also increase the taxes or levies (including tariffs) payable by us or in respect of our assets and tenants, possibly with retroactive effect or could otherwise have a material impact on international financial or governmental agreements and arrangements or international economic conditions, each of which could negatively impact our business.
The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.
We may acquire mezzanine loans, for which the United States Internal Revenue Service (the “IRS”) has provided a safe harbor but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. We may acquire mezzanine loans that do not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan’s treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.
If our Operating Partnership failed to qualify as a partnership or is not otherwise disregarded for U.S. federal income tax purposes, we would cease to qualify as a REIT.
If the IRS were to successfully challenge the status of our Operating Partnership as a partnership or disregarded entity for U.S. federal income tax purposes, it would be taxable as a corporation. In the event that this occurs, it would reduce the amount of distributions that our Operating Partnership could make to us. This would also result in our failing to qualify as a REIT and becoming subject to a corporate-level tax on our income, which would substantially reduce our cash available to pay distributions and the yield on your investment.
Recharacterization of transactions under the Operating Partnership’s private placements could result in a 100% tax on income from prohibited transactions, which would diminish our cash distributions to our stockholders.
The IRS could recharacterize transactions under the Operating Partnership’s private placements such that the Operating Partnership could be treated as the bona fide owner, for tax purposes, of properties acquired and resold by the entity established to facilitate the transaction. Such recharacterization could result in the income realized on these transactions by the Operating Partnership being treated as gain on the sale of property that is held as inventory or otherwise held primarily for the sale to customers in the ordinary course of business. In such event, such gain could constitute income from a prohibited transaction and might be subject to a 100% tax. If this occurs, our ability to pay cash distributions to our stockholders will be adversely affected.

Tax Legislation and Regulatory Risk
At any time, the tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. The One Big Beautiful Bill Act (“OBBBA”) was enacted in July 2025 and has significantly changed the U.S. tax landscape. The extent and nature of regulations implementing the OBBBA, and the impact of any such regulations on the Fund and its investors, is uncertain. Although REITs generally receive certain tax advantages compared to entities taxed as regular corporations, it is possible that future legislation or regulations would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. The Fund’s charter authorizes the Board to revoke or otherwise terminate the Fund’s REIT election, without the approval of its stockholders, if it determines that it is no longer in the Fund’s best interests to qualify as a REIT. The Fund cannot predict when or if any new law, regulation or administrative interpretation, or any amendment to any existing law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. The Fund and its stockholders could be adversely affected by any such change in, or any new, tax law, regulation or administrative interpretation.
European Union Regulation Risk
The AIFMD regulates the activities of certain private fund managers undertaking fund management activities or marketing interests in alternative investment funds to investors in the EEA (as defined below) or the United Kingdom. To the extent the Fund is actively marketed to investors domiciled or having their registered office in the EEA or the United Kingdom or has direct or indirect investors which are subject to Regulation (EU) 2017/2402 laying down a general framework for securitisation and creating a specific framework for simple, transparent and standardised securitisation (including as implemented and retained by the United Kingdom following its departure from the European Union and as amended from time to time, the “EU Securitisation Regulation”), including EEA fund vehicles associated with, and/or managed by, FTFA and/or any affiliate of Franklin Templeton, the EU Securitisation Regulation may prohibit the Fund from acquiring (or the Fund may choose not to acquire) securitization positions which do not comply with the European Union’s risk retention criteria, where the securities / instruments of such securitizations were issued on or after January 1, 2019. The European Union’s or United Kingdom’s risk retention criteria for securitizations may not be aligned with the criteria for securitizations under the laws of other jurisdictions, where such laws exist, including under U.S. law. This could result in the Fund being prohibited from acquiring positions in certain securitizations or similar structures, whether originated in the European Union or United Kingdom or otherwise, notwithstanding that such transactions would otherwise be permitted in accordance with the Fund’s investment strategy / restrictions.

MANAGEMENT OF THE FUND
Directors and Officers
The overall management of the business and affairs of the Fund is vested in the Board. The responsibilities of the Board include, among other things, the oversight of the Fund’s investment activities, oversight of our financing arrangements and corporate governance activities. The Board currently has an audit committee, a corporate governance and nominating committee, a compensation committee and a pricing and valuation committee and may establish additional committees from time to time as necessary. The day-to-day
operation of the Fund is delegated to the officers of the Fund, FTFA, Clarion Partners and Western Asset, subject always to the investment objective, restrictions and policies of the Fund and to the general supervision of the Board.
Investment Manager
Franklin Templeton Fund Adviser, LLC, located at One Madison Avenue, New York, New York 10010, serves as the Fund’s investment manager. FTFA is a registered investment adviser and supervises the day-to-day
management of the Fund’s portfolio by Clarion Partners. As of December 31, 2025, FTFA’s total assets under management were approximately $138.83 billion. As of December 31, 2025, Franklin Templeton’s asset management operation had aggregate assets under management over $1.68 trillion.
Investment
Sub-Adviser
Clarion Partners, LLC, located at One Madison Avenue, New York, New York 10010, serves as the Fund’s investment sub-adviser.
Clarion Partners, a majority-owned subsidiary of Franklin Templeton and an affiliate of FTFA, is a registered investment adviser and is responsible for the day-to-day
portfolio management of the Fund, subject to the supervision and direction of the Board and FTFA. As of September 30, 2025, Clarion Partners’ total assets under management were approximately $73.7 billion.
Founded in 1982, Clarion Partners has historically specialized in managing private equity real estate portfolios in the United States for institutional investors in both separate accounts and commingled funds. Clarion Partners is a registered investment adviser and one of the leading real estate investment advisers in the United States, managing private equity real estate investments for a broad range of clients including government retirement plans, institutions, corporations and private individuals. Headquartered in New York, Clarion Partners has, as of January 1, 2026, approximately 355 employees in eleven regional offices strategically located throughout the United States and Europe, including 58 senior executives with an average of over 27 years of real estate investment experience.
Securities
Sub-Adviser
Western Asset Management Company, LLC, located at 385 East Colorado Boulevard, Pasadena, California 91101, serves as the Fund’s Publicly Traded Real Estate Securities sub-adviser.
Western Asset, an indirect wholly-owned subsidiary of Franklin Resources and an affiliate of Clarion Partners, is a registered investment adviser and has day-to-day
responsibility managing the portion of the Fund’s Publicly Traded Real Estate Securities investments that Clarion Partners allocates to Western Asset, subject to the supervision of the Board, FTFA and Clarion Partners. Western Asset may also invest in private commercial mortgage loans. As of December 31, 2025, Western Asset’s and its supervised affiliates’ total assets under management were approximately $222.2 billion.
Western Asset is one of the world’s leading global fixed income managers. Founded in 1971, the firm is known for team management, proprietary research, supported by robust risk management, and a long-term fundamental value approach.
Competitive Advantages
In pursuing the Fund’s investment objective and strategy, the Fund is expected to benefit from the investment capabilities and organizational stability of Clarion Partners, one of the nation’s leading institutional real estate investment managers. Clarion Partners has an extensive national platform for sourcing, investing and managing real estate assets.
Clarion Partners believes that it offers the following competitive advantages:
Scale
: Clarion Partners’ national footprint, local knowledge, and ability to conduct in-depth
market research is the foundation of its ability to source real estate investments and execute deals. Clarion Partners has extensive industry relationships with real estate owners and operators, brokers, investment banks, commercial banks and loan originators and other intermediaries, providing access to a broad array of buyers, sellers and debt financing sources in all major metropolitan markets throughout the United States.
Experience, Integrity and Credibility
: Clarion Partners has focused exclusively on real estate investing for nearly four decades. Its management team has in-depth
knowledge and an understanding of real estate gained over numerous market cycles.

Disciplined Investment Approach:
Clarion Partners’ robust due diligence, asset management and portfolio management process are anchored in rigorous research analysis and a collaborative team culture. Its integrated research and investment capabilities enables it to convert research insights into investment theses.
Investment Team
Set forth below is information regarding the team of professionals at Clarion Partners and Western Asset primarily responsible for overseeing the day-to-day
operations of the Fund.
Clarion Partners is responsible for the
day-to-day
portfolio management of the Fund (including Private CRE), subject to the supervision and direction of the Board and FTFA. Clarion Partners utilizes a team approach, with decisions derived from interaction among various investment management sector specialists. Under this team approach, management of the Fund’s portfolio will reflect a consensus of interdisciplinary views.
Western Asset has
day-to-day
responsibility for managing the portion of the Fund’s Publicly Traded Real Estate Securities investments that Clarion Partners allocates to Western Asset, subject to the supervision of the Board, FTFA and Clarion Partners.
Portfolio Managers

Name, Address and Title	Principal Occupation(s) During Past 5 Years

Clarion Partners Portfolio Managers

Richard Schaupp	Responsible for the day-to-day management with other members of the Fund’s portfolio management team; Managing Director of Clarion Partners; has been employed more than 5 years with Clarion Partners.

Brian Watkins	Responsible for the day-to-day management with other members of the Fund’s portfolio management team; Managing Director of Clarion Partners; has been employed more than 5 years with Clarion Partners.

Janis Mandarino	Responsible for the
day-to-day
management with other members of the Fund’s portfolio management team; Senior Vice President of Clarion Partners; has been employed more than 5 years with Clarion Partners.

Brent Jenkins	Responsible for the
day-to-day
management with other members of the Fund’s portfolio management team; Managing Director of Clarion Partners; joined Clarion Partners in 2023; prior to Clarion Partners, he was Senior Vice President, Portfolio Management with PIMCO from 2014 to 2023.

Western Asset Portfolio Managers

Michael C. Buchanan	Responsible for the
day-to-day
management with other members of the Fund’s portfolio management team; Chief Investment Officer of Western Asset since 2024; employed by Western Asset as an investment professional for at least the past five years; Managing Director and head of U.S. Credit Products from 2003-2005 at Credit Suisse Asset Management.

Greg E. Handler	Responsible for the day-to-day management with other members of the Fund’s portfolio management team; research analyst/portfolio manager at Western Asset since 2002.

Simon Miller	Responsible for the
day-to-day
management with other members of the Fund’s portfolio management team; employed by Western Asset as an investment professional since 2021; prior to joining Western Asset, Mr. Miller was a Portfolio Manager for CMBS/CRE at Doubleline Capital; Assistant Vice President, CRE Credit and Asset Management at Torchlight Investors; and Associate Director, CRE Originations at GE Capital.
Additional information about the portfolio managers’ compensation, other accounts managed by them and other information is provided in the SAI.

Clarion Partners Investment Committee
Clarion Partners has two committees (Investment and Portfolio Allocation Investment) for Private CRE investments. Each committee is comprised of seasoned real estate professionals with an average of over 3
1
 years of real estate investment experience. The Investment Committee will oversee the investment process, review and approve each potential Private CRE investment and disposition, and the Portfolio Allocation Investment Committee will determine allocations to Western Asset.
Investment Advisory Agreements and Fees
Investment Management Agreement
Under the Fund’s investment management agreement with FTFA, subject to the supervision and direction of the Board, FTFA is delegated the responsibility of managing the Fund’s portfolio in accordance with the Fund’s stated investment objective and policies, making investment decisions for the Fund and causing the Fund to purchase and sell assets. FTFA supervises the day-to-day
management of the Fund’s portfolio by Clarion Partners and provides administrative and management services necessary for the operation of the Fund, such as (1) supervising the overall administration of the Fund, including negotiation of contracts and fees with and the monitoring of performance and billings of the Fund’s transfer agent, stockholder servicing agents, custodian and other independent contractors or agents; (2) providing certain compliance, accounting, regulatory reporting and tax reporting services; (3) preparing or participating in the preparation of Board materials, registration statements, proxy statements and reports and other communications to stockholders; (4) maintaining the Fund’s existence; and (5) maintaining the registration and qualification of the Common Stock under federal and (if required) state laws.
FTFA also provides the office space, facilities, equipment and personnel necessary to perform the following services for the Fund: SEC compliance, including record keeping, reporting requirements and registration statements and proxies; supervision of Fund operations, including coordination of functions of the transfer agent, custodian, accountants, counsel and other parties performing services or operational functions for the Fund; and certain administrative and clerical services, including certain accounting services and maintenance of certain books and records.
The Fund’s investment management agreement will continue in effect, unless otherwise terminated, until June 30, 202
6
 and then will continue from year to year provided such continuance is specifically approved at least annually (a) by the Board or by a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) and (b) in either event, by a majority of the directors of the Fund who are not “interested persons” of the Fund within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”) with such Independent Directors casting votes in person at a meeting called for such purpose. The Fund’s investment management agreement provides that FTFA may render services to others. The Fund’s investment management agreement is terminable without penalty on not more than 60 days’ nor less than 30 days’ written notice by the Fund when authorized either by a vote of holders of shares representing a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) or by a vote of a majority of the Fund’s directors, or by FTFA on not less than 90 days’ written notice, and will automatically terminate in the event of its assignment. The Fund’s investment management agreement provides that neither FTFA nor its personnel or affiliates shall be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the execution of security transactions for the Fund, except for willful misfeasance, bad faith or gross negligence or reckless disregard of its or their obligations and duties.
Investment
Sub-Advisory
Agreement
Clarion Partners provides services to the Fund pursuant to an investment sub-advisory
agreement between FTFA and Clarion Partners. Under the investment sub-advisory
agreement, subject to the supervision and direction of the Board and FTFA, Clarion Partners will manage the Fund’s portfolio in accordance with the Fund’s investment objective and policies, make investment decisions for the Fund, place orders to purchase and sell Fund assets, and employ professional portfolio managers who provide research services to the Fund.
The investment
sub-advisory
agreement between FTFA and Clarion Partners will continue in effect, unless otherwise terminated, until June 30, 202
6
 and then will continue from year to year provided such continuance is specifically approved at least annually (a) by the Board or by a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act), and (b) in either event, by a majority of the Independent Directors with such Independent Directors casting votes in person at a meeting called for such purpose. The Board or a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) may terminate the Fund’s investment sub-advisory
agreement without penalty, in each case on not more than 60 days’ nor less than 30 days’ written notice to Clarion Partners. Clarion Partners may terminate the investment sub-advisory
agreement on 90 days’ written notice to the Fund and FTFA. FTFA and Clarion Partners may terminate the investment sub-advisory
agreement upon their mutual written consent. The investment
sub-advisory
agreement will terminate automatically in the event of its assignment.

Securities
Sub-Advisory
Agreement
Western Asset provides services to the Fund pursuant to a securities sub-advisory
agreement among FTFA, Clarion Partners and Western Asset. Under the securities sub-advisory
agreement, subject to the supervision and direction of the Board, FTFA and Clarion Partners, Western Asset will manage the portion of the Fund’s securities investments allocated to it by Clarion Partners, including Publicly Traded Real Estate Securities and investments in cash, cash equivalents and other short-term investments to facilitate liquidity for the quarterly repurchases of Common Stock.
The securities
sub-advisory
agreement between FTFA, Clarion Partners and Western Asset will continue in effect, unless otherwise terminated, until June 30, 202
6
 and then will continue from year to year provided such continuance is specifically approved at least annually (a) by the Board or by a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act), and (b) in either event, by a majority of the Independent Directors with such Independent Directors casting votes in person at a meeting called for such purpose. The Board or a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) may terminate the Fund’s securities sub-advisory
agreement without penalty, in each case on not more than 60 days’ nor less than 30 days’ written notice to Western Asset. Western Asset may terminate the securities sub-advisory
agreement on 90 days’ written notice to FTFA and the Fund. FTFA and Western Asset may terminate the securities sub-advisory
agreement upon their mutual written consent. The securities
sub-advisory
agreement will terminate automatically in the event of its assignment.
Management Fees
For its services, the Fund pays FTFA a management fee, payable monthly, in an amount equal to 1.25% of the Fund’s average daily net assets. Under its management agreement with the Fund, FTFA’s management fee is waived in an amount equal to the average daily value of the Fund’s net assets held through the Operating Partnership. As a result, if the Fund invests all of its assets in the Operating Partnership then FTFA will receive all of its management fee from the Operating Partnership and the Fund will not pay an additional management fee. FTFA receives a monthly management fee from the Operating Partnership at the annual rate of 1.25% of the Operating Partnership’s average daily NAV. The Fund’s management fee and other expenses are borne by the holders of Common Stock. Clarion Partners receives an annual sub-advisory
fee, payable monthly, from FTFA in an amount equal to 70% of the management fee paid to FTFA, net of expense waivers and reimbursements. No advisory fee will be paid by the Fund or the Operating Partnership directly to Clarion Partners. FTFA, and not the Fund or the Operating Partnership, will pay Western Asset a fee based on the assets of the Fund allocated to Western Asset by Clarion Partners. FTFA previously agreed to waive its management fee from April 1, 2021 through December 31, 2022.
The basis for the Board’s initial approval of the Fund’s investment management and sub-advisory
agreements is provided in the Fund’s semi-annual report for the period ended June 30, 2020. The basis for subsequent continuations of the Fund’s investment management and sub-advisory
agreements will be provided in annual or semi-annual reports to stockholders for the periods during which such continuations occur.
Expense Limitation
FTFA has agreed to waive fees and/or reimburse the Fund’s expenses (including organizational and offering expenses, but excluding property management, acquisition, disposition expenses, any other expenses related to investments in real property, debt and real-estate related securities, expenses related to Borrowings or the issuance of Preferred Stock, interest, brokerage, tax and extraordinary expenses and acquired fund fees and expenses) to the extent necessary to ensure that the total annual Fund operating expenses (excluding Specified Expenses) attributable to Class I Shares, Class D Shares, Class S Shares and Class T Shares will not exceed 1.75% and 2.00%, 2.60%, 2.60%, respectively, of NAV, subject to recapture as described below. These arrangements cannot be terminated prior to December 31, 2026 without the Board’s consent. Additional amounts may be voluntarily waived and/or reimbursed from time to time. FTFA is permitted to recapture amounts forgone or reimbursed within thirty-six months after the month FTFA earned the fee or incurred the expense if the total annual Fund operating expenses have fallen to a level below the limit described herein. In no case will FTFA recapture any amount that would result in the total annual Fund operating expenses exceeding such limit.
Control Persons
A control person is a person who beneficially owns more than 25% of the voting securities of a company. As of December 31, 2025, no entity or person beneficially owned 25% or more of the outstanding shares of the Fund.

PLAN OF DISTRIBUTION
Common Stock
The Fund is offering four classes of Common Stock: Class I Shares, Class D Shares, Class S Shares and Class T Shares. FTFA has obtained exemptive relief from the SEC permitting registered closed-end
management investment companies for which FTFA or its affiliates act as investment adviser to issue multiple classes of shares with varying sales loads and asset based service and/or distribution fees.
Distributor
Franklin Distributors, LLC is the principal underwriter and distributor of the Common Stock pursuant to a distribution agreement (the “Distribution Agreement”) with the Fund. The Distributor is a broker-dealer registered with the SEC and is a member of FINRA. The Distributor is an indirect wholly-owned subsidiary of Franklin Resources. The principal business address of Franklin Distributors, LLC is One Franklin Parkway, San Mateo, CA 94403-1906.
Offering Prices and Fees
Class I Shares, Class D Shares and Class S Shares will be offered on a continuous basis at NAV per share. Class T Shares are subject to a sales load of up to 3.0% and a dealer manager fee of 0.5%, in each case, of the total purchase price per Class T (including sales load and dealer manager fees). Certain participating broker-dealers may offer Class T Shares subject to a dealer manager fee of up to 1.5%, provided that the sum of the sales load and dealer manager fee will not exceed 3.5% of the total purchase price. Class I Shares, Class D Shares and Class S Shares are each not subject to a sales load or dealer manager fee; however, investors could be required to pay brokerage commissions on purchases and sales of shares to their Selling Agents. Investors should consult with their Selling Agents about the sales load and any additional fees or charges their Selling Agents might impose on each class of shares. The Distributor acts as the principal underwriter and distributor of Class I Shares, Class D Shares, Class S Shares and Class T Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of shares of Common Stock. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities, including certain liabilities arising under the Securities Act.
Shares of Common Stock are generally offered through other Selling Agents that have entered into agreements with the Distributor. The Distributor may reallow the full amount of the sales load with respect to Class T Shares to the brokers or dealers that act as Selling Agents for the Fund. Different Selling Agents may impose different sales loads and dealer manager fees with respect to Class T Shares or offer different ways to reduce sales loads and dealer manager fees. Any variations are described in Appendix A of this prospectus. Holders of Common Stock should consult with their financial intermediaries about any additional fees or charges they might impose.
The Fund pays the Distributor a Distribution Fee that accrues daily and is payable monthly at an annualized rate of 0.60% of the net assets of the Fund attributable to Class S Shares and Class T Shares. The Distribution Fees is for personal services provided to stockholders and/or the maintenance of stockholder accounts and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Distribution Fee to the Selling Agents that sell or service Class S Shares and Class T Shares.
The Fund pays the Distributor a Servicing Fee that accrues daily and is payable monthly at an annualized rate of 0.25% of the net assets of the Fund attributable to Class D Shares, Class S Shares and Class T Shares. The Servicing Fee is for the sale and marketing of the Class D Shares, Class S Shares and Class T Shares and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Servicing Fee to the Selling Agents that sell or service Class D Shares, Class S Shares and Class T Shares.
No Distribution Fee or Servicing Fees are paid with respect to Class I Shares.
The Fund will cease paying the Distribution Fee with respect to any Class T Shares and the Servicing Fee with respect to any Class D Shares or Class T Shares held in a stockholder’s account at the end of the month in which the Distributor, in conjunction with the transfer agent, determines that total upfront sales loads, dealer manager fees, Distribution Fees and Servicing Fees paid with respect to such shares would exceed 8.75% of the gross proceeds from the sale of such shares (excluding the gross proceeds of any shares issued under our DRIP with respect thereto). Shares sold or serviced through certain participating broker-dealers may be subject to a lower limit as set forth in the applicable agreement between the Distributor and a participating broker-dealer at the time such shares were issued. At the end of such month, such Class D Shares or Class T Shares (and any shares issued under our distribution reinvestment plan with respect thereto) held in such stockholder’s account will convert into a number of Class I Shares (including any fractional shares) with an equivalent aggregate NAV of such class of shares. Class S shares are not subject to a conversion feature.

Eligible Investors
Selling Agents are broker-dealers who may be appointed by the Distributor to assist in the sale of the Fund’s Common Stock on a best-efforts basis or who may provide certain servicing activities with respect to the Fund’s Common Stock. Shares of the Fund are available for purchase and/or servicing through Selling Agents or directly through the Distributor. Selling Agents will generally set their own investor eligibility standards.
For sales of Fund shares directly through the Distributor, the Distributor will use its own investor eligibility standards, which will require such investors to have either (i) gross annual income of at least $70,000 and net worth of at least $70,000 or (ii) net worth of at least $250,000.
The distribution of this Prospectus and the offering of shares of the Fund are restricted in certain jurisdictions. This Prospectus is not an offer or solicitation in any jurisdiction where such offer or solicitation is unlawful, where the person making an offer or solicitation is not authorized to make it or a person receiving an offer or solicitation may not lawfully receive it or may not lawfully invest in the fund. Investors should inform themselves as to the legal requirements within their own country before investing in the Fund. This Prospectus, and the offer of shares hereunder, are not directed at persons outside the United States. In particular, the Fund is not intended to be marketed to prospective investors in any member state of the European Union, Iceland, Liechtenstein or Norway (collectively, the “European Economic Area” or “EEA”). No notification or application has been made to the competent authority of any member state of the EEA under the Alternative Investment Fund Managers Directive (or any applicable legislation or regulations made thereunder) to market the Fund to investors in the EEA and it is not intended that any such notification or application shall be made. U.S. citizens with addresses in the United States, and
non-U.S.
citizens who reside in the United States and have U.S. addresses, are permitted to establish accounts with the fund. For these purposes, the “United States” and “U.S.” include U.S. territories. The Fund generally does not permit persons who do not reside in the United States or who do not have U.S. addresses to establish accounts. Therefore, U.S. citizens residing in foreign countries, as well as
non-U.S.
citizens residing in foreign countries, generally will not be permitted to establish accounts with the Fund.
How to Purchase Common Stock
The following section provides basic information about how to purchase Common Stock.
Investors may purchase shares of Common Stock directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by SS&C GIDS. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of Common Stock through Selling Agents and other financial intermediaries, which are authorized to designate other intermediaries to receive purchase and repurchase orders on the Fund’s behalf. Orders will be priced at the appropriate price next computed after it is received by a financial intermediary or such financial intermediary’s authorized designee. A financial intermediary may hold shares of Common Stock in an omnibus account in the financial intermediary’s name or the financial intermediary may maintain individual ownership records. The Fund may pay the financial intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their financial intermediary to determine if it is subject to these arrangements. Financial intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a financial intermediary or a financial intermediary’s authorized designee before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the New York Stock Exchange (“NYSE”) is open for business, will be priced based on the Fund’s NAV next computed after it is received by the financial intermediary or such financial intermediary’s authorized designee. The Fund will be deemed to have received a purchase or repurchase order when a financial intermediary or, if applicable, a financial intermediary’s authorized designee, receives the order. Prospective investors who purchase shares of Common Stock through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares of Common Stock, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares of Common Stock. Prospective investors purchasing shares Common Stock Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read this Prospectus in conjunction with any materials and information provided by their financial intermediary.
The Distributor acts as the distributor of Common Stock for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Common Stock. Common Stock will be continuously offered through the Distributor. The Fund or the Distributor may authorize one or more Selling Agents to receive orders on its behalf. Class I Shares and Class D Shares were initially offered at $10.00 per share and Class S Shares and Class T Shares were initially offered at $10.36 per share. Now, each class of Common Stock is continuously offered at NAV, plus any applicable sales load and dealer manager fees.
The Fund and the Distributor have the sole right to accept orders to purchase Common Stock and reserve the right to reject any order in whole or in part.

No market currently exists for the Common Stock. The Fund will not list its Common Stock for trading on any securities exchange or any other trading market. There is currently no organized secondary market for the Common Stock and the Fund does not anticipate that an organized secondary market will develop for its Common Stock. Neither FTFA, the sub-advisers
nor the Distributor intends to make a market in the Common Stock. Your Selling Agent may not offer all classes of shares.
Subject to limitations contained in our charter, we may in the future issue, or cause to be issued, shares of our Common Stock in exchange for interests in equity interests in special purpose vehicles that own commercial real estate. Our existing stockholders have no preemptive rights to purchase any such shares of our stock, and any such issuance might cause a dilution of a stockholder’s initial investment.
Class I Shares
Class I Shares are generally offered and sold only:

•	through fee-based programs, known as wrap accounts, that provide access to Class I Shares,

•
to participating broker-dealers and their affiliates, including their officers, directors, employees, and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130 and through participating broker-dealers that have alternative fee arrangements with their clients,

•	through certain registered investment advisers,

•	through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers,

•	to endowments, foundations, pension funds and other institutional investors,

•
directly from the Fund to the Fund’s officers and directors and their immediate family members, as well as officers and employees of FTFA, Clarion Partners, Western Asset, Franklin Resources or other affiliates and their immediate family members, and, if approved by the Board, joint venture partners, consultants and other service providers, or

•	to other categories of investors that we name in an amendment or supplement to this prospectus.
Class D Shares
Class D Shares are generally only available for purchase:

•	through fee-based programs, also known as wrap accounts, that provide access to Class D Shares,

•	through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D Shares,

•	through certain registered investment advisers that direct clients to trade with a broker-dealer that offers Class D Shares,

•	through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, or

•	other categories of investors that we name in an amendment or supplement to this prospectus.
Class T Shares and Class S Shares
Class T Shares and Class S Shares are available through Selling Agents and other financial intermediaries.
Minimum Investments
The minimum investment amounts for each share class are as follows:

•
Class
 I Shares:
The minimum initial investment is $1,000,000 for Class I Shares, except when purchased through fee-based
programs at registered broker-dealers, registered investment advisors, trust companies, banks, or other financial intermediaries where the investment minimum is $2,500. In addition, Class I Shares minimum initial investment is $1,000 for shares purchased directly from the Fund to the Fund’s officers and directors and their immediate family members, as well as officers and employees of FTFA, Clarion Partners, Western Asset, Franklin Resources or other affiliates and their immediate family members, and, if approved by the Board, joint venture partners, consultants and other service providers.

•	Class D Shares: The minimum initial investment is $2,500 for Class D Shares.

•	Class T Shares and Class S Shares: The minimum initial investment is $2,500 for Class S Shares and Class T Shares.

The minimum subsequent investment is $500 for each class of Common Stock, except for additional purchases pursuant to the DRIP, which are not subject to a minimum purchase amount.
Any Selling Agent may modify or waive the minimum initial or subsequent investment required for any Common Stock sold or serviced by such Selling Agent.
Acceptance and Timing of Purchase Orders
A purchase order received by the Fund or its designee prior to the close of the NYSE, on a day the Fund is open for business, together with payment will be effected at that day’s NAV, plus any applicable sales load. An order received after the close of the NYSE will be effected at the NAV determined on the next business day. However, orders received by certain retirement plans and other financial firms on a business day prior to the close of the NYSE and communicated to the Fund or its designee prior to such time as agreed upon by the Fund and financial firm will be effected at the NAV determined on the business day the order was received by the financial firm. The Fund is “open for business” on each day the NYSE is open for trading, which excludes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. If the NYSE is closed due to weather or other extenuating circumstances on a day it would typically be open for business, the Fund reserves the right to treat such day as a business day and accept purchase orders in accordance with applicable law. The Fund reserves the right to close if the primary trading markets of the Fund’s portfolio investments are closed and the Fund’s management believes that there is not an adequate market to meet purchase requests. On any business day when the Securities Industry and Financial Markets Association recommends that the securities markets close trading early, the Fund may close trading early. Purchase orders will be accepted only on days which the Fund is open for business.
Investors may buy and sell shares of the Fund through Selling Agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund and receive purchase and repurchase orders on the Fund’s behalf. Orders will be priced at the appropriate price next computed after it is received by a Selling Agent. A Selling Agent may hold shares in an omnibus account in the Selling Agent’s name or the Selling Agent may maintain individual ownership records. Selling Agents may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Selling Agent to determine if it is subject to these arrangements. Selling Agents are responsible for placing orders correctly and promptly with the Fund and forwarding payment promptly.
The Fund and the Distributor each reserves the right, in its sole discretion, to accept or reject any order for purchase of Common Stock. The sale of Common Stock may be suspended during any period in which the NYSE is closed (other than weekends or holidays), or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors.
Selling Agents and other financial intermediaries also may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, the Distributor or any other service provider of the Fund. Any terms and conditions imposed by a Selling Agent or other financial intermediary, or operational limitations applicable to such parties, may affect or limit a stockholder’s ability to purchase Common Stock, or otherwise transact business with the Fund. Investors should direct any questions regarding terms and conditions applicable to their accounts or relevant operational limitations to their Selling Agent or other financial intermediary. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. Thus, when a prospective investor opens an account with the Distributor or a Selling Agent, the investor will be asked to provide its name, address, SSN/TIN, date of birth and other information that will allow the investor to be identified. If the investor’s identity cannot be verified, restrictions may be imposed on the investor’s account or it may be liquidated (less any applicable sales/account charges and/or tax penalties).
Purchasing Directly from the Fund
Shares may be purchased only via wire, personal check, bank cashier checks or ACH transfer. For shares purchased from the Fund, order instructions must be received in good order prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time) in order to receive the current day’s NAV. Wired funds must be received prior to 4:00 p.m. Eastern Time to be eligible for same day pricing. The Fund and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions. Any commercial bank can transfer same-day
funds via wire. The Fund will normally accept wired funds for investment on the day received, if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day
funds. The bank should transmit funds by wire to:
UMB Bank, N.A.
SS&C GIDS, Inc. As Agent for Franklin Templeton
Account #: 9872324951
1010 Grand Blvd
Kansas City, MO 64106

ABA #: 101000695
Account #: 9872324951
Further Credit: Clarion Partners Real Estate Income Fund Inc.
(shareholder registration)
(shareholder account number).
Initial Investment
To make an initial investment in the Fund, the transfer agent must receive a completed account application at the time of, or before an investor sends a personal check, bank cashier check or initiates an ACH transfer or wire transfer. Investors may mail or overnight deliver the account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. If the initial investment is by wire transfer, the account number assigned will be required as part of the instructions that should be provided to an investor’s bank to make the transfer. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied.
Subsequent Investments
Instructions must include the name and signature of an authorized person on the account, account number, name of the Fund and dollar amount. Payments received without order instructions or order instructions received without the accompanying payment could result in a processing delay, cancellation, or a return of wire.
Systematic Investment Plan — Subsequent Investments
After your initial investment, you may participate in the Fund’s Systematic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. Amounts transferred must meet the applicable minimums and may be transferred monthly, every alternate month, quarterly, semi-annually or annually. If you do not have sufficient funds in your account on a transfer date, your subsequent investment will be cancelled and you may be liable for any loss to fund or charged a fee.
Account registration changes
Changes in registration or certain account options for accounts held directly with the Fund must be made in writing. Medallion signature guarantees may be required. All correspondence must include the account number and signature of all authorized account owners and must be sent to one of the following addresses:
Regular Mail:
Franklin Templeton
PO Box 219520
Kansas City, MO 64121-9520
Express, Certified or Registered Mail:
Franklin Templeton
801 Pennsylvania Ave, Suite 219520
Kansas City, MO 64105-1307
Additional information about purchases
Any Selling Agent may modify or waive the minimum initial or subsequent investment required for any Common Stock sold by such Selling Agent. The minimum subsequent investment for all classes of Common Stock is $500, except for additional purchases pursuant to the DRIP, which are not subject to a minimum purchase amount.
If you bought shares directly from the Fund, you will receive a confirmation from the Fund after each transaction (except a reinvestment of dividends or capital gain distributions, an investment made through the Systematic Investment Plan). Stockholders will receive quarterly account statements.
If your wire or ACH transfer does not clear, your purchase may be cancelled and you may be liable for any loss to the fund. Please note that the Fund will not accept cash, money orders, third-party checks, starter checks, internet checks, credit card convenience checks and traveler’s checks for purchase of fund shares. The Fund and its agents have the right to reject or cancel any purchase due to nonpayment. Please contact the transfer agent, SS&C, at
844-534-4627
between 9:00 am and 6:00 pm EST for more information about the purchasing shares directly from the Fund.

Sales Load
This section includes important information about sales load and sales load reductions available to investors in the Fund’s Class T Shares.
The public offering price of Class T Shares of the Fund was initially $10.36 per share, and thereafter the NAV of the shares at the time of purchase, subject to any initial sales load. The initial sales load varies depending on the size of your purchase, as set forth in the table below. Different Selling Agents may impose different sales loads and dealer manager fees with respect to Class T Shares or offer different ways to reduce sales loads and dealer manager fees. Any variations are described in Appendix A of this prospectus. No sales load is imposed when Class T Shares are issued to you pursuant to the automatic reinvestment of income dividends or capital gains distributions. It is the responsibility of you and/or your financial intermediary to ensure that you obtain the proper breakpoint sales load discount, if any.
Because the offering price is calculated to two decimal places, the dollar amount of the sales charge as a percentage of the offering price and your net amount invested for any particular purchase of Fund shares may be higher or lower depending on whether downward or upward rounding was required during the calculation process.
Class T Shares are sold subject to the following sales load and dealer manager fees:

Your investment	Sales Load and Dealer Manager Fee As a % of the offering price
Up to $149,999.99	3.50%
$150,000.00 to $499,999.99	3.00%
$500,000.00 to $999,999.99	2.50%
$1,000,000.00 and over	2.00%
Certain participating broker-dealers may offer Class T Shares subject to a dealer manager fee of up to 1.5%, provided that the sum of the sales load and dealer manager fee will not exceed 3.5% of the total purchase price.
Qualifying for a reduced Class T Sales Load
There are several ways you can combine multiple accounts to take advantage of available reductions in the Class T Shares sales load schedule. In order to take advantage of such reductions when you purchase Fund shares, you must inform your Selling Agent if you are eligible for a letter of intent or a right of accumulation and if other accounts may be eligible to be aggregated with your purchases. Certain records, such as account statements, may be necessary in order to verify your eligibility for a reduced sales load. Your Selling Agent may not offer the below reductions. Please contact your Selling Agent for more information.
Accumulation Privilege
– allows you to combine the current value of shares of the Fund with other shares of the Fund held in other accounts and owned by:

•	you or

•	your spouse and children under the age of 21
with the dollar amount of your next purchase of Class T Shares for purposes of calculating the initial sales load. If you hold Fund shares in accounts at two or more Selling Agents, please contact your Selling Agents to determine which shares may be combined.
Letter of Intent
– allows you to purchase Class T Shares over a
13-month
period and pay the same sales load, if any, as if all shares had been purchased at once. At the time you enter into the letter of intent, you select your asset goal amount. Generally, purchases of shares of the Fund that are purchased during the
13-month
period by:

•	you or

•	your spouse and children under the age of 21

are eligible for inclusion under the letter of intent, based on the public offering price at the time of the purchase and any capital appreciation on those shares. In addition, you can include the current value of any eligible holdings toward your asset goal amount.
If you hold shares of the Fund in accounts at two or more Selling Agents, please contact your Selling Agents to determine which shares may be credited toward your asset goal amount. If you do not meet your asset goal amount, shares in the amount of any sales charges due, based on the amount of your actual purchases, will be redeemed from your account.
Waivers for certain Class T Shares investors
Class T Shares sales loads are waived for certain types of investors, including investors investing through certain retirement plans.
Additional payments
In addition to distribution and service fees and sales charges, the Distributor, FTFA and/or their affiliates make payments for distribution, stockholder servicing, due diligence, technology, marketing and promotional activities, and related expenses out of their profits and other available sources, including profits from their relationships with the Fund. These payments are not reflected as additional expenses in the fee table contained in this Prospectus. The recipients of these payments may include the Fund’s Distributor and affiliates of FTFA, as well as non-affiliated
broker/dealers, insurance companies, financial institutions and other financial intermediaries through which investors may purchase shares of the Fund, including your financial intermediary. The total amount of these payments is substantial, may be substantial to any given recipient and may exceed the costs and expenses incurred by the recipient for any fund-related marketing or stockholder servicing activities. The payments described in this paragraph are often referred to as “revenue sharing payments.” Revenue sharing arrangements are separately negotiated between the Distributor, FTFA and/or their affiliates, and the recipients of these payments. Revenue sharing payments create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of the Fund to you. Contact your financial intermediary for details about revenue sharing payments it receives or may receive. Revenue sharing payments, as well as payments under the stockholder services and distribution plan (where applicable), also benefit FTFA, the Distributor and their affiliates to the extent the payments result in more assets being invested in the fund on which fees are being charged.
Recordkeeping
Each class of shares is authorized to pay fees for recordkeeping services to Selling Agents. As a result, operating expenses of classes that incur new or additional recordkeeping fees may increase over time.

REPURCHASES
No Right of Redemption
The Fund is a
closed-end
investment company, and as such its stockholders will not have the right to cause the Fund to redeem their Common Stock. Stockholders have no rights to redeem or transfer their shares, other than limited rights of a stockholder’s descendants or estate to request a repurchase of shares in the event of such stockholder’s death. Such repurchase may be made, at the Fund’s discretion, in a manner consistent with the Fund’s periodic repurchases or in such other manner permitted by the 1940 Act and the rules thereunder. Documentation for such repurchase request will be required as necessary to confirm the authority of the descendant or estate to make such request on behalf of the deceased stockholder.
Limited Liquidity
The Fund does not currently intend to list its Common Stock on any securities exchange and does not expect any secondary market for them to develop. Therefore, stockholders should expect that they will be unable to sell their Common Stock for an indefinite time or at a desired price. Stockholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Common Stock, and none is expected to develop, stockholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Common Stock to other investors.
To provide stockholders with some liquidity, the Fund is structured as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding shares of Common Stock at NAV, pursuant to Rule
23c-3
under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). Under normal market conditions, the Fund intends to repurchase 5% of its outstanding shares at NAV on a quarterly basis. The offer to purchase Common Stock is a fundamental policy that may not be changed without the vote of the stockholders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice is sent to stockholders at least 21 calendar days before the Repurchase Request Deadline. The repurchase price will be the Fund’s NAV calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund will distribute payment to stockholders no later than seven calendar days after the Repurchase Pricing Date. See “Risks—Risks Relating to Our Share Repurchase Program.”
Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, determines the number of shares of Common Stock that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares of Common Stock outstanding on the Repurchase Request Deadline.
Notice to Stockholders
No less than 21 days or more than 42 days before each Repurchase Request Deadline, the Fund shall send to each holder of Common Stock of record and to each beneficial owner of the Common Stock that are the subject of the repurchase offer a notification (“Stockholder Notification”). The Stockholder Notification will contain information stockholders should consider in deciding whether to tender their Common Stock for repurchase. The notice will also include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment”). The notice will also set forth the NAV that has been computed no more than seven days before the date of notification, and how stockholders may ascertain the NAV after the notification date.
Repurchase Price
The repurchase price of the Common Stock will be the NAV of the class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call (888)
777-0102
to learn the NAV. The notice of the repurchase offer also provides information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

A 2.00% Early Repurchase Fee will be charged by the Fund with respect to any repurchase of Common Stock from a stockholder at any time prior to the day immediately preceding the one-year
anniversary of the stockholder’s purchase of the Common Stock. Common Stock tendered for repurchase will be treated as having been repurchased on a “first in—first out” basis. Therefore, Common Stock repurchased will be deemed to have been taken from the earliest purchase of Common Stock by such stockholder (adjusted for subsequent net profits and net losses) until all such Common Stock has been repurchased, and then from each subsequent purchase of Common Stock by such stockholder (adjusted for subsequent net profits and net losses) until such Common Stock is repurchased. The Early Repurchase Fee will not apply to Common Stock acquired through dividend reinvestment, and the Fund may waive the Early Repurchase Fee in its sole discretion under certain circumstances: (i) with respect to repurchase requests submitted by discretionary model portfolio management programs (and similar arrangements); (ii) with respect to repurchase requests from feeder funds (or similar vehicles) primarily created to hold Common Stock, which are offered to
non-U.S.
persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; (iii) pursuant to an asset allocation program, wrap fee program or other investment program offered by a financial institution where investment decisions are made on a discretionary basis by investment professionals; and (iv) pursuant to an automatic non-discretionary
rebalancing program. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an Early Repurchase Fee, it will do so consistently with the requirements of Rule
22d-1
under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all stockholders regardless of class of Common Stock. The Manager may waive the Early Repurchase Fee in its sole discretion under certain circumstances.
Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Common Stock. However, the Fund is permitted to allocate to stockholders, whose Common Stock is repurchased, costs and charges imposed by Portfolio Funds or otherwise incurred in connection with the Fund’s investments, if the Manager determines to liquidate such shares of Common Stock as a result of repurchase tenders by stockholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the stockholders whose repurchase tenders resulted in the repurchase of a portion of the Common Stock that resulted in such charges.
Repurchase Amounts and Payment of Proceeds
Common Stock tendered for repurchase by stockholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the stockholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If stockholder tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Common Stock not to exceed 2.00% of the outstanding Common Stock of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount or if stockholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Common Stock on the Repurchase Request Deadline, the Fund will repurchase the Common Stock on a pro rata basis. However, the Fund may accept all shares of Common Stock tendered for repurchase by stockholders who own less than one hundred shares of Common Stock and who tender all of their shares, before prorating other amounts tendered.
Mandatory Redemptions
The Fund may redeem shares of Common Stock without consent or other action by the stockholder or other person if the Fund determines that:

•
the Common Stock has been transferred in violation of the Fund’s charter or bylaws, or has vested in any person other than by operation of law as a result of the death, divorce, dissolution, bankruptcy, insolvency or adjudicated incompetence of the stockholder;

•
ownership of the Common Stock by a stockholder or other person is likely to cause the Fund to be in violation of, or require registration of the Common Stock under, or subject the Fund to additional registration or regulation under, the securities, commodities, or other laws of the U.S. or any other relevant jurisdiction;

•
continued ownership of the Common Stock by a stockholder may be harmful or injurious to the business or reputation of the Fund, the Board of Directors, FTFA, or any of their affiliates, or may subject the Fund or any stockholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a stockholder or other person in connection with the acquisition of Common Stock were not true when made or has ceased to be true; or

•
with respect to a stockholder subject to special laws or compliance requirements, such as those imposed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), or certain Federal Communication Commission regulations (collectively, “Special Laws or Regulations”), the stockholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Common Stock.

Shares of Common Stock will be redeemed at the NAV per share of the class of Common Stock being redeemed. Shares that are redeemed prior to 12 months from the original issue date of such Common Stock will be subject to the Early Repurchase Fee (unless such Common Stock was acquired through dividend reinvestment or the Early Repurchase Fee is waived by FTFA in its sole discretion). Stockholders whose shares of Common Stock are redeemed by the Fund will not be entitled to a return of any amount of sales load that was charged in connection with the stockholder’s purchase of such shares.

NET ASSET VALUE
The Fund determines the NAV of its shares daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m. Eastern Time).
The Fund calculates the NAV by subtracting liabilities (including accrued expenses or distributions) from the total assets of the Fund (the value of investments, plus cash or other assets, including interest and distributions accrued but not yet received). The Fund’s assets and liabilities are valued in accordance with the principles set forth below.
The Board is responsible for the valuation process and has delegated the supervision of the daily valuation process to the Global Fund Valuation Committee (the “ Valuation Committee”). The Valuation Committee, pursuant to the policies adopted by the Board, is responsible for making fair value determinations, evaluating the effectiveness of the Fund’s pricing policies, and reporting to the Board and the Pricing and Valuation Committee of the Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, including for Private CRE, the Board has adopted policies and procedures for determining the fair value of such assets, and has delegated responsibility for applying the valuation policies to the Valuation Committee. FTFA provides the Board with periodic reports on a quarterly basis, or more frequently if necessary, describing the valuation process applicable to that period.
Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure (“ASC Topic 820”), issued by the Financial Accounting Standards Board, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.
There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each investment while employing a valuation process that is consistently followed. Determinations of fair value involve subjective judgments and estimates.
The Fund expects that its portfolio of Private CRE will primarily consist of investments that are not actively traded in the market and for which quotations may not be available. For the purposes of calculating NAV, the Valuation Committee is expected to use the following valuation methods:
Investments where a market price is readily available:
Generally, the value of any equity interests in public companies for which market quotations are readily available will be based upon the most recent closing public market price. Securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security. Loans or investments traded over the counter and not listed on an exchange are valued at a price obtained from third-party pricing services, including, where appropriate, multiple broker dealers, as determined by the Valuation Committee.
Investments where a market price is not readily available:
For investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, the Fund will value such investments at fair value as determined in good faith by the Board, with assistance from the Valuation Committee, in accordance with the Fund’s valuation policy.
In making its determination of fair value, the Valuation Committee may retain and base its valuation upon valuations obtained from independent valuation firms, provided that the Valuation Committee shall not be required to determine fair value in accordance with the valuation provided by any single source, and the Valuation Committee shall retain the discretion to use any relevant data, including information obtained from any independent third-party valuation or pricing service, that the Valuation Committee deems to be reliable in determining fair value under the circumstances.
In determining the valuation of Private CRE equity and debt investments for which a market price is not readily available, the Valuation Committee will consider appraisals conducted by an independent valuation advisor. Each independent valuation advisor has been selected by Clarion Partners and approved by the Board, including a majority of the non-interested
directors of the Board, to provide valuation services for our Private CRE investments. These independent valuation firms have been engaged to conduct appraisals of Private CRE investments monthly and also at times where Clarion Partners believes there may have been a change in the Private CRE investment’s value. Unless the NAV and other aspects of such investments exceed certain significance thresholds, an independent valuation firm would not undertake such an evaluation.

FTFA and Clarion Partners will monitor our Private CRE investments for events that they believe may be expected to have a material impact on the most recent estimated values of such investment, and will notify our independent valuation advisor of such events. If, in the opinion of FTFA and/or Clarion Partners, an event becomes known to them (including through communication with the independent valuation advisor) that is likely to have any material impact on previously provided estimated values of the affected Private CRE investments, FTFA and/or Clarion Partners will recommend that the Valuation Committee adjust the valuation of such investments, subject to the review and confirmation of reasonableness of such valuation by the independent valuation advisor.
Below is a description of factors that may be considered when valuing the Fund’s Private CRE and Publicly Traded Real Estate Security investments, where a market price is not readily available:

•	the size and scope of the commercial real estate investment and its specific strengths and weaknesses;

•	rental income, related rental income, expense amounts and expense growth rates;

•	discount rates and capitalization rates;

•	an analysis of recent comparable sales transactions;

•	bona fide third party purchase offers and sale negotiations;

•	prevailing interest rates for like securities;

•	expected volatility in future interest rates;

•	leverage;

•	call features, put features and other relevant terms of the debt;

•	the borrower’s ability to adequately service its debt

•	the fair value of the CRE investment in relation to the face amount of its outstanding debt;

•	the quality of collateral securing the Fund’s CRE debt investments;

•	industry multiples including but not limited to EBITDA, cash flows, net income, revenues or, in some cases, book value or liquidation value; and

•	other factors deemed applicable.
All of these factors may be subject to adjustments based upon the particular circumstances of an investment or the Fund’s actual investment position. The choice of analyses and the weight assigned to such factors may vary across investments and may change within an investment if events occur that warrant such a change.
The Fund’s Board of Directors has adopted valuation policies and procedures in accordance with SEC Rule
2a-5.
FTFA has been designated as the valuation designee and is responsible for the oversight of the daily valuation process. FTFA is assisted by the Valuation Committee. The Valuation Committee is responsible for making fair value determinations, evaluating the effectiveness of the Fund’s pricing policies, and reporting to FTFA and the Board of Directors. When determining the reliability of third party pricing information for investments owned by the Fund, the Valuation Committee, among other things, conducts due diligence reviews of pricing vendors, monitors the daily change in prices and reviews transactions among market participants.
The Valuation Committee will consider pricing methodologies it deems relevant and appropriate when making fair value determinations. Examples of possible methodologies include, but are not limited to, multiple of earnings; discount from market of a similar freely traded security; discounted cash-flow analysis; book value or a multiple thereof; risk premium/yield analysis; yield to maturity; and/or fundamental investment analysis. The Valuation Committee will also consider factors it deems relevant and appropriate in light of the facts and circumstances. Examples of possible factors include, but are not limited to, the type of security; the issuer’s financial statements; the purchase price of the security; the discount from market value of unrestricted securities of the same class at the time of purchase; analysts’ research and observations from financial institutions; information regarding any transactions or offers with respect to the security; the existence of merger proposals or tender offers affecting the security; the price and extent of public trading in similar securities of the issuer or comparable companies; and the existence of a shelf registration for restricted securities.
For each portfolio security that has been fair valued pursuant to the policies adopted by the Board of Directors, the fair value price is compared against the last available and next available market quotations. The Valuation Committee reviews the results of such back testing monthly and fair valuation occurrences are reported to the Board of Directors quarterly.

The Fund uses valuation techniques to measure fair value that are consistent with the market approach and/or income approach, depending on the type of security and the particular circumstance. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable securities. The income approach uses valuation techniques to discount estimated future cash flows to present value.

DISTRIBUTIONS
The Fund intends to make distributions necessary to maintain its qualification as a REIT. The Fund intends to declare and pay distributions from net investment income of the Fund, if any, on a monthly basis. In addition, the Fund intends to declare and make distributions from net realized gains, if any, on an annual basis. Net short-term capital gains may be paid more frequently.
Cash distributions to holders of our Common Stock will automatically be reinvested under the DRIP in additional whole and fractional shares unless you elect to receive your distributions in cash. Investors may terminate their participation in the DRIP with prior written notice to us. Under the DRIP, stockholders’ distributions are reinvested in Common Stock of the same class of Common Stock owned by the stockholder for a purchase price equal to the NAV per share (for the class of Common Stock being purchased) on the date that the distribution is paid. See “Dividend Reinvestment Plan.”
If, for any monthly distribution, net investment income and net realized gains were less than the amount of the distribution, the difference may be distributed from the Fund’s assets in the form of a return of capital which is applied against and reduces the stockholder’s basis in his or her Common Stock. A “return of capital” merely represents a partial return of your original investment and does not represent a gain on the Fund’s investments. When you sell your Common Stock in the Fund, the amount, if any, by which your sales price exceeds your basis in the Common Stock is gain subject to tax. Because a return of capital reduces your basis in the Common Stock, it will increase the amount of your gain or decrease the amount of your loss when you sell the Common Stock, all other things being equal. To the extent that the amount of any such distribution exceeds the stockholder’s basis in his or her Common Stock, the excess will be treated by the stockholder as gain from a sale or exchange of the Common Stock. In addition, in order to make such distributions, the Fund might have to sell a portion of its investment portfolio at a time when independent investment judgment might not dictate such action. The Fund’s final distribution for each calendar year may include any remaining net investment income and net realized gains undistributed during the year. The Fund’s actual financial performance will likely vary significantly from month-to-month
and from
year-to-year,
and there may be extended periods of up to several years when the distribution rate will exceed the Fund’s actual total returns. The Fund’s projected or actual distribution rate is not a prediction of what the Fund’s actual total returns will be over any specific future period.
Various factors will affect the level of the Fund’s income, including the asset mix, the leases on the Fund’s Private CRE investments and the amount of leverage utilized by the Fund. To permit the Fund to maintain a more stable monthly distribution, the Fund may from time to time distribute less than the entire amount of income earned in a particular period. The undistributed income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular month may be more or less than the amount of income actually earned by the Fund during that period. Undistributed income will add to the Fund’s net assets and, correspondingly, distributions from undistributed income will reduce the Fund’s NAV.
In order to qualify as a REIT, the Fund is required to distribute to its stockholders each year an amount equal to at least (a) the sum of (i) 90% of the Fund’s “REIT taxable income” (computed without regard to its dividends-paid deduction and excluding net capital gains) and (ii) the Fund’s net income, if any, (after tax) from foreclosure property, minus (b) the sum of specified items of non-cash
income. To the extent that the Fund distributes less than 100% of its “REIT taxable income,” as adjusted, the Fund will be subject to tax at the regular corporate tax rates on the retained portion. If the Fund fails to distribute during each calendar year at least the sum of: (i) 85% of the Fund’s REIT ordinary income for such year; (ii) 95% of the Fund’s REIT capital gain net income for such year; and (iii) any undistributed taxable income from prior periods, the Fund would be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts of income retained on which it has paid corporate income tax. The Fund intends to make timely distributions sufficient to satisfy the REIT qualification requirements and, when possible, to avoid material income and excise taxes.
Section 19(b) of the 1940 Act and Rule
19b-1
thereunder generally limit the Fund to one long-term capital gain distribution per year, subject to certain exceptions. For purposes of declaring and paying distributions, the Fund will determine its monthly net investment income to distribute in accordance with GAAP, which may differ from income tax regulations. For tax purposes, a distribution that for purposes of GAAP is composed of return of capital and net investment income may be subsequently re-characterized
to also include capital gains. Stockholders will be informed of the tax characteristics of any distributions after the close of the Fund’s fiscal year.

DIVIDEND REINVESTMENT PLAN
Unless you elect to receive distributions in cash (i.e.,
opt-out),
all dividends, including any capital gain dividends, on your Common Stock will be automatically reinvested in additional shares of Common Stock at the NAV determined on the reinvestment date. You may elect not to participate in the DRIP by contacting your Selling Agent or SS&C Global Investor & Distribution Solutions, Inc. (the “Plan Agent”). An election to receive cash may be revoked or reinstated at the option of the stockholder. If you do not participate, you will receive all distributions in cash. All distributions will be wired to your account. The Fund will not pay distributions via check.
Common Stock in your account will be held by the Plan Agent in non-certificated
form. Any proxy you receive will include all shares of Common Stock you have received under the Plan.
You may withdraw from the Plan (i.e.,
opt-out)
by notifying the Plan Agent in writing at PO Box 219520 Kansas City, MO 64105 or by calling the Plan Agent at
844-534-4627
between 8:00 am and 5:00 pm CT. Such withdrawal will be effective immediately if notice is received by the Plan Agent more than three business days prior to any dividend or distribution payment date for that dividend to be paid out in cash. If the notice is received less than three business days prior to any dividend or distribution payment date, then that dividend will be reinvested and all subsequent dividends or distributions will be paid out in cash. The Plan may be terminated, amended or supplemented by the Fund upon notice in writing mailed to stockholders at least 30 days prior to the record date for the payment of any dividend or distribution by the Fund for which the termination or amendment is to be effective.
Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions. Investors will be subject to income tax on amounts reinvested under the Plan.
The Fund reserves the right to amend or terminate the Plan if, in the judgment of the Board, the change is warranted. The Plan Agent’s service fee for handling distributions will be paid by the Fund. Additional information about the Plan and your account may be obtained from the Plan Agent in writing at PO Box 219520 Kansas City, MO 64105 or by calling the Plan Agent at
844-534-4627
between 8:00 am and 5:00 pm CT.

DESCRIPTION OF SHARES
The following description of the terms of the stock of the Fund is only a summary. For a complete description, please refer to the Maryland General Corporation Law, and the Fund’s charter and bylaws. The Fund’s charter and bylaws are exhibits to the Registration Statement, of which this prospectus forms a part.
The Fund’s authorized stock consists of 700,000,000 shares of capital stock, par value $0.001 per share, 700,000,000 shares of stock authorized are designated as Common Stock, 400,000,000 of which are designated as Class I Shares, 100,000,000 of which are designated as Class D Shares, 100,000,000 of which are designated as Class S Shares and 100,000,000 of which are designated as Class T Shares. There is currently no market for the Fund’s shares, and the Fund does not expect that a market for its shares will develop in the foreseeable future, if ever. A majority of the entire Board may, without any action by the stockholders, amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Fund has authority to issue. Under Maryland law, the Fund’s stockholders generally will not be personally liable for the Fund’s debts or obligations.
Shares of Common Stock
General
All shares of Common Stock offered pursuant to this prospectus will be, upon issuance, duly authorized, fully paid and nonassessable. The Fund currently offers four different classes of shares of Common Stock: Class I Shares, Class D Shares, Class S Shares and Class T Shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. Each share class has different fees, as set forth in “Summary of Fund Expenses.” Certain share class details are set forth in “Plan of Distribution.” Holders of Common Stock are entitled to receive distributions when, as and if authorized by the Board and declared by the Fund out of assets legally available for the payment of distributions. Holders of Common Stock have no preference, conversion, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any of the Fund’s securities and generally have no appraisal rights unless the Board determines that appraisal rights apply, with respect to all or any classes of Common Stock, to a particular transaction or all transactions occurring after the date of such determination in connection with which holders of Common Stock would otherwise be entitled to exercise appraisal rights. All shares of Common Stock have equal earnings, assets, distribution, liquidation and other rights except as provided in the charter and any multiple class plan adopted by the Fund. Stockholders are subject to transfer restrictions and there is no guarantee that they will be able to sell their shares. See “Certain Provisions in the Charter and Bylaws—Transfer Restrictions” below.
Distributions
Distributions may be paid to holders of Common Stock if, as and when authorized by the Board and declared by the Fund out of assets legally available therefor.
If any shares of Preferred Stock are outstanding, holders of Common Stock generally will not be entitled to receive any distributions from the Fund unless (1) the Fund has paid all accumulated dividends on any Preferred Stock, (2) the Fund has redeemed the full number of shares of any Preferred Stock required to be redeemed by any provision for mandatory redemption of such Preferred Stock, (3) immediately after such a distribution, the Fund has an asset coverage of at least 200%, (4) the assets in the Fund’s portfolio meet any asset coverage requirements set forth by the Fund’s lenders or any applicable nationally recognized statistical rating organization (“NRSRO”), in each case, after giving effect to such a distribution and (5) there is no event of default existing under the terms of any of the Fund’s borrowings, in each case, after giving effect to such distributions. So long as senior securities representing indebtedness of the Fund are outstanding, stockholders generally will not be entitled to receive any distributions from the Fund unless (1) there is no event of default existing under the terms of such indebtedness, (2) immediately after such a distribution, the Fund has an asset coverage of at least 300% and (3) the assets in the Fund’s portfolio meet any asset coverage requirements set forth by the Fund’s lenders or any applicable NRSRO, in each case, after giving effect to such a distribution.
So long as senior securities representing indebtedness of the Fund are outstanding, stockholders generally will not be entitled to receive any distributions from the Fund unless (1) there is no event of default existing under the terms of such indebtedness, (2) immediately after such a distribution, the Fund has an asset coverage of at least 300% and (3) the assets in the Fund’s portfolio meet any asset coverage requirements set forth by the Fund’s lenders or any applicable NRSRO, in each case, after giving effect to such a distribution.
Liquidation Rights
The Fund’s stockholders are entitled to the then-current NAV per share of the assets legally available for distribution to the Fund’s stockholders in the event of the liquidation, dissolution or winding up of the Fund, after payment of or adequate provision for all of the Fund’s known debts and liabilities, including any outstanding debt securities or other borrowings and any interest thereon. These rights are subject to the preferential rights of outstanding shares of any other class or series of the Fund’s stock, including any Preferred Stock.

Voting Rights
Each outstanding share of Common Stock generally entitles the holder to cast one vote on all matters submitted to a vote of the Fund’s stockholders, including the election of directors. Subject to certain exceptions, holders of shares of Common Stock vote together as a single class with the holders of any Preferred Stock, with each share entitling the holder thereof to one vote. The presence in person or by proxy of stockholders entitled to cast one-third
of all the votes entitled to be cast (without regard to class) at a meeting of the Fund’s stockholders constitutes a quorum at the meeting, unless applicable law or regulatory requirements or the Fund’s charter requires a separate vote of one or more classes of the Fund’s stock, in which case the presence in person or by proxy of the stockholders entitled to cast a majority of all the votes entitled to be cast by stockholders of each such class on such a matter will constitute a quorum.
There is no cumulative voting in the election of directors. Directors are elected by a plurality of all the votes cast at a duly called meeting of stockholders at which a quorum is present. Consequently, at each annual meeting of the Fund’s stockholders, the holders of a majority of the outstanding shares of stock entitled to vote will be able to elect all of the nominees for director, except that holders of a majority of the outstanding shares of Preferred Stock have the right, voting as a separate class, to elect two directors at all times.
Conversion to Class I Shares
The Fund will cease paying the Distribution Fee with respect to any Class T Shares and the Servicing Fee with respect to any Class D Shares or Class T Shares held in a stockholder’s account at the end of the month in which the Distributor, in conjunction with the transfer agent, determines that total upfront sales loads, dealer manager fees, Distribution Fees and Servicing Fees paid with respect to such shares would exceed 8.75% of the gross proceeds from the sale of such shares (excluding the gross proceeds of any shares issued under our DRIP with respect thereto). Shares sold or serviced through certain participating broker-dealers may be subject to a lower limit as set forth in the applicable agreement between the Distributor and a participating broker-dealer at the time such shares were issued. At the end of such month, such Class D Shares or Class T Shares (and any shares issued under our distribution reinvestment plan with respect thereto) held in such stockholder’s account will convert into a number of Class I Shares (including any fractional shares) with an equivalent aggregate NAV of such class of shares. Class S Shares are not subject to a conversion feature.
Mandatory Redemptions
Shares of Common Stock are not redeemable at the option of a stockholder. Shares of Common Stock are redeemable at the option of the Fund without consent or other action by the stockholder or other person if the Fund determines that:

•
the Common Stock has been transferred in violation of the Fund’s charter or bylaws, or has vested in any person other than by operation of law as a result of the death, divorce, dissolution, bankruptcy, insolvency or adjudicated incompetence of the stockholder;

•
ownership of the Common Stock by a stockholder or other person is likely to cause the Fund to be in violation of, or require registration of the Common Stock under, or subject the Fund to additional registration or regulation under, the securities, commodities, or other laws of the U.S. or any other relevant jurisdiction;

•
continued ownership of the Common Stock by a stockholder may be harmful or injurious to the business or reputation of the Fund, the Board of Directors, FTFA, or any of their affiliates, or may subject the Fund or any stockholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a stockholder or other person in connection with the acquisition of Common Stock were not true when made or has ceased to be true; or

•
with respect to a stockholder subject to special laws or compliance requirements, such as those imposed by Special Laws or Regulations (as such term is defined in the Fund’s charter), the stockholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Common Stock.

Shares of Common Stock will be redeemed at the NAV per share of the class of Common Stock being redeemed. Shares that are redeemed prior to 12 months from the original issue date of such share of Common Stock will be subject to a 2% Early Repurchase Fee (unless waived by the Fund or its designee in its sole discretion). The Early Repurchase Fee will not apply to shares of Common Stock acquired through dividend reinvestment.

Preferred Stock
The Fund’s charter authorizes the Board to classify and reclassify any unissued shares of Common Stock into shares of other classes or series of stock, including Preferred Stock, without the approval of the holders of Common Stock. Holders of Common Stock have no preemptive right to purchase any shares of Preferred Stock that the Fund may issue. The Fund may elect to issue Preferred Stock as part of a leveraging strategy.
Prior to issuance of shares of any class or series, the Board is required by Maryland law and by the Fund’s charter to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each such class or series. Thus, the Board could authorize the Fund to issue shares of Preferred Stock with terms that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of Common Stock or otherwise be in their best interests. Any issuance of Preferred Stock, however, must comply with the requirements of the 1940 Act. If the Fund elects to issue Preferred Stock (and/or notes or other debt securities), its ability to make distributions to its holders of Common Stock may be limited by the terms of such Preferred Stock or debt securities, the asset coverage requirements and other limitations imposed by the 1940 Act, Maryland law and the Fund’s lenders.
Under the 1940 Act, holders of the Preferred Stock are entitled to elect two directors of the Fund at all times and to elect a majority of the Fund’s directors if at any time dividends on the Preferred Stock are unpaid in an amount equal to two full years’ dividends. Holders of the Preferred Stock will continue to have the right to elect a majority of the Fund’s directors until all dividends in arrears on the preferred stock have been paid. In addition, holders of Preferred Stock will also be entitled to vote separately as a class on certain matters, which may at times give holders of Preferred Stock disproportionate influence over the Fund’s affairs.
Uncertificated Shares; Transfer Agent
The Fund does not issue certificates for shares of its Common Stock. Shares of the Fund’s Common Stock are held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and eliminate the need to return a duly executed share certificate to effect a transfer. The Transfer Agent acts as the Fund’s registrar and as the transfer agent for shares of the Fund’s Common Stock. With respect to shares held by a Financial Intermediary on behalf of an investor, the Financial Intermediary will be responsible for the functions of the registrar and transfer agent. Contact your Financial Intermediary for instructions on how to effect a transfer.

CERTAIN PROVISIONS IN THE CHARTER AND BYLAWS
The Maryland General Corporation Law and the Fund’s charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire the Fund by means of a tender offer, proxy contest or otherwise. These provisions are designed to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Fund to negotiate first with the Board. The Fund believes that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms. The summary of the terms of the Fund’s charter and bylaws below is qualified in its entirety by reference to the Fund’s charter and bylaws filed as exhibits to the registration statement of which this prospectus forms a part.
Election of Directors
As permitted by the Maryland General Corporation Law, the Fund’s bylaws provide that the Fund is not required to hold an annual meeting of stockholders in any year in which the election of directors is not required to be acted on under the 1940 Act. Accordingly, the Fund will not hold an annual meeting of stockholders each year and directors will be elected to serve an indefinite term between annual meetings of stockholders. The Fund’s bylaws provide that a director is elected by a plurality of all the votes cast at a meeting of stockholders at which a quorum is present. Pursuant to the Fund’s bylaws, the Board has the exclusive power to amend the bylaws from time to time to alter the vote required to elect a director. Under the 1940 Act and the Fund’s charter, the holders of a majority of the outstanding shares of Preferred Stock have the right, voting as a separate class, to elect two directors at all times.
Number of Directors; Vacancies; Removal
The Fund’s charter provides that the number of directors will be set only by the Board in accordance with the Fund’s bylaws or charter. The Fund’s bylaws provide that a majority of the entire Board may at any time increase or decrease the number of directors. However, unless the Fund’s bylaws are amended, the number of directors cannot be less than the minimum number required by the Maryland General Corporation Law, which is one, or more than twenty-five.
Except as may be provided by the Board in setting the terms of any class or series of Preferred Stock or required by the 1940 Act, any vacancy on the Board of Directors may be filled by a majority of the remaining directors, even if such majority is less than a quorum except for a vacancy resulting from an increase in the number of directors, which must be filled by a majority of the entire board of directors. Any director elected to fill a vacancy shall serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies.
The Fund’s charter provides that, subject to the rights of holders of Preferred Stock, a director may be removed only for cause, as defined in the charter, and then only by the affirmative vote of at least three-quarters of the votes entitled to be cast generally in the election of directors.
Action by Stockholders
Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders or, unless the charter provides for stockholder action by less than unanimous written consent (which the Fund’s charter does not), by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of the Fund’s bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders.
Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals
The Fund’s bylaws provide that, with respect to an annual meeting of stockholders, the nomination of individuals for election as directors and the proposal of other business to be considered by the Fund’s stockholders may be made only (1) pursuant to the Fund’s notice of the meeting, (2) by or at the direction of the Board or (3) by a stockholder who is a stockholder of record at the record date set by the Board for the purpose of determining stockholders entitled to vote at the annual meeting, at the time the stockholder provides the notice required by the Fund’s bylaws and at the time of the annual meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice requirements of, and provided the information required by, the Fund’s bylaws. With respect to special meetings of the Fund’s stockholders, only the business specified in the notice of the meeting may be brought before the meeting. Nominations of individuals for election as directors at a special meeting of stockholders at which directors are to be elected may be made only (i) by or at the direction of the Board or (ii) if the special meeting has been called in accordance with the Fund’s bylaws for the purpose of electing directors, by any stockholder who is a stockholder of record at the record date set by the Board for the purpose of determining stockholders entitled to vote at the special meeting, at the time the stockholder provides the notice required by the Fund’s bylaws and at the time of the special meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice requirements of, and provided the information required by, the Fund’s bylaws.

Calling of Special Meetings of Stockholders
The Fund’s bylaws provide that special meetings of the Fund’s stockholders may be called by or at the request of the Board, the chairman of the Board and certain of the Fund’s officers. The Fund’s bylaws also provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders must be called by the secretary of the Fund to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting. The Fund’s secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Fund’s proxy materials), and the requesting stockholders must pay the estimated cost before the secretary may prepare and mail notice of the special meeting.
Approval of Extraordinary Corporate Action; Amendment of the Fund’s Charter and Bylaws
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, convert into another form of business entity, sell all or substantially all of its assets or engage in a statutory share exchange, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds
of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.
The Fund’s charter generally provides, except for provisions related to removal of directors, for approval of certain charter amendments and other specified extraordinary transactions, for approval by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter. However, the Fund’s charter provides that the following matters require the approval of stockholders entitled to cast at least 80% of the votes entitled to be cast on the matter:

•
amendments to the provisions of the Fund’s charter relating to the power of the Board to fix the number of directors, the removal of directors, revoking our REIT election and amending the bylaws or amending the restrictions on ownership and transfer of shares of stock;

•
charter amendments or any other proposal that would convert the Fund, whether by merger or otherwise, from a closed-end
company to an
open-end
company (under the 1940 Act) or make the Fund’s common stock a redeemable security (within the meaning of the 1940 Act);

•	the liquidation or dissolution of the Fund or charter amendments to effect the liquidation or dissolution of the Fund;

•	amendments to the provisions of the Fund’s charter relating to the vote required to approve the dissolution of the Fund, charter amendments and extraordinary transactions;

•
any merger, consolidation, conversion, statutory share exchange or sale or exchange of all or substantially all of the Fund’s assets that the Maryland General Corporation Law requires be approved by the Fund’s stockholders;

•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Fund (in one or a series of transactions in any 12 month period) to or with any person or entity of assets of the Fund having an aggregate fair market value of $1,000,000 or more except for portfolio transactions (including pledges of portfolio securities in connection with borrowings) in the ordinary course of business; or

•
any transaction between the Fund, on the one hand, and any person or group of persons acting together (including a “group” for purposes of Section 13(d) of the Exchange Act) that is entitled to exercise or direct the exercise, or acquire the right to exercise or direct the exercise, directly or indirectly (other than solely by virtue of a revocable proxy), of one-tenth
or more of the voting power in the election of directors generally, or any person controlling, controlled by or under common control with any such person, or member of such group, on the other hand.

However, if such amendment, proposal or transaction is approved by at least three-quarters of the Fund’s continuing directors (in addition to approval by the Board), the amendment, proposal or transaction may instead be approved by the affirmative vote of the holders of a majority of the votes entitled to be cast on such amendment, proposal or transaction described in this section, except that any amendment, proposal or transaction that would not otherwise require stockholder approval under the Maryland General Corporation Law or the 1940 Act will not require further stockholder approval unless another provision of the Fund’s charter or bylaws requires such approval. The “continuing directors” are defined in the Fund’s charter as the directors identified in the Fund’s charter and directors whose nomination for election by the Fund’s stockholders or whose election by the directors to fill a vacancy on the Board is approved by a majority of the continuing directors serving on the Board.
The Fund’s charter and bylaws provide that the Board will have the exclusive power to adopt, alter or repeal any provision of the Fund’s bylaws and to make new bylaws.

Transfer Restrictions
For the Fund to qualify as a REIT, no more than 50% in value of the outstanding shares of the Fund’s stock may be owned, directly or indirectly through the application of certain attribution rules under the Code, by any five or fewer individuals, as defined in the Code to include specified entities, during the last half of any taxable year other than the Fund’s first taxable year. In addition, the outstanding shares of the Fund’s stock must be owned by 100 or more persons independent of us and each other during at least 335 days of a
12-month
taxable year or during a proportionate part of a shorter taxable year, excluding the Fund’s first taxable year for which the Fund elects to be taxed as a REIT. In addition, the Fund must meet requirements regarding the nature of the Fund’s gross income to qualify as a REIT. One of these requirements is that at least 75% of the Fund’s gross income for each calendar year must consist of rents from real property and income from other real property investments.
To assist the Fund in preserving the Fund’s status as a REIT, among other purposes, the Fund’s charter contains limitations on the transfer and ownership of shares of the Fund’s stock which prohibit: (i) any person or entity from owning or acquiring, directly or indirectly, beneficially or constructively, more than 9.9% in value of the aggregate of the Fund’s then outstanding shares of capital stock of all classes and series or more than 9.9% in value or number of shares, whichever is more restrictive, of the aggregate of the Fund’s then outstanding shares of Common Stock; (ii) any person or entity from owning or acquiring, directly or indirectly beneficially or constructively, shares of the Fund’s stock to the extent such ownership would result in the Fund’s being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT; and (iii) any transfer of or other event or transaction with respect to shares of capital stock that would result in the beneficial ownership of the Fund’s outstanding shares of capital stock by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Internal Revenue Code). The Fund’s charter provides that any transfer of shares of the Fund’s capital stock that, if effective, would result in a violation of the above restrictions, shall be automatically void and the intended transferee shall acquire no rights in such shares of capital stock.
Any person who acquires or attempts or intends to acquire shares of the Fund’s capital stock in violation of the foregoing restrictions, is required to give immediate written notice to us of such event, and any person who purports to transfer or receive shares of the Fund’s capital stock subject to such limitations is required to give us 15 days prior written notice prior to such purported transaction. In both cases, such persons must provide to us such other information as we may request to determine the effect, if any, of such event on the Fund’s status as a REIT.
The foregoing restrictions will continue to apply until the Board determines it is no longer in the Fund’s best interest to attempt to, or to continue to, qualify as a REIT or that compliance with the restrictions is no longer required for us to qualify as a REIT.
The Ownership Limit does not apply to a person or persons that the Board exempts (prospectively or retroactively) from the Ownership Limit upon appropriate assurances (including certain representations and undertakings from the intended transferee) that the Fund’s qualification as a REIT is not jeopardized. In addition, our charter exempts Franklin Templeton and its affiliates from the Ownership Limit.
Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the Fund’s outstanding stock is required, within 30 days after the end of each taxable year, to give the Fund written notice stating his, her or its name and address, the number of shares of each class and series of the Fund’s stock which the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide the Fund with such additional information as the Fund may request in order to determine the effect, if any, of the stockholder’s beneficial ownership on the Fund’s qualification as a REIT and to ensure compliance with the restrictions noted above. In addition, each stockholder shall upon demand be required to provide the Fund with such information as the Fund may request in order to determine the Fund’s qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.
Exclusive Forum
The “Exclusive Forum for Certain Litigation” provision of the Second Amended and Restated Bylaws provides that, unless the Fund consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on the Fund’s behalf, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Fund to the Fund or to its stockholders, (c) any action asserting a claim against the Fund or any director or officer or other employee of the Fund arising pursuant to any provision of the Maryland General Corporation Law or the Fund’s charter or bylaws or (d)any other action asserting a claim against the Fund or any director or officer or other employee of the Fund that is governed by the internal affairs doctrine shall be the Supreme Court for the State of New York (New York County) or the Circuit Court for Baltimore City, Maryland, or, if those courts does not have jurisdiction, the United States District Court for the Southern District of New York (Manhattan) or for the District of Maryland, Baltimore Division. The exclusive jurisdiction provision limits a stockholder’s ability to litigate a claim in a jurisdiction that may be more favorable and convenient to the stockholder. It may also make it more expensive for a stockholder to bring a suit.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following summary describes the material U.S. federal income tax considerations relating to the ownership of our Common Stock as of the date hereof by U.S. holders and
non-U.S.
holders, each as defined below. Except where noted, this summary deals only with Common Stock held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, tax-exempt
entities (except as described in “—Taxation of
Tax-Exempt
Holders of Our Common Stock” below), insurance companies, persons holding Common Stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market
method of accounting for their securities holdings, persons liable for alternative minimum tax, persons who are “foreign governments” within the meaning of Section 892 of the Code, investors in pass-through entities or U.S. holders of Common Stock whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling on the U.S. federal, state, or local tax considerations relevant to our operation or to the purchase, ownership or disposition of our Common Stock has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents.
The U.S. federal income tax treatment of holders of our Common Stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our Common Stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your own tax advisors concerning the U.S. federal income tax consequences in light of your particular situation as well as consequences arising under the laws of any other taxing jurisdiction.
Our Taxation as a REIT
We elected and qualified to be taxed as a REIT under the Code commencing with our taxable year ended December 31, 2019. Furthermore, we intend to operate in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code so long as our board of directors determines that REIT qualification remains in our best interest. We have not received, and do not intend to seek, any rulings from the IRS regarding our status as a REIT or our satisfaction of the REIT requirements. The IRS may challenge our status as a REIT, and a court could sustain any such challenge. Our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of the ownership of our shares, and the percentage of our taxable income that we distribute. No assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”
The sections of the Code and the corresponding regulations that govern the U.S. federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative interpretations thereof.
Taxation of REITs in General
As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification as a REIT.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”
Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation (i.e., a corporation generally subject to U.S. federal corporate income tax). Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate, to the extent declared as a dividend and subsequently paid to our stockholders, is taxed only at the stockholder level.
If we qualify as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•
We will pay U.S. federal income tax on our taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time after, the calendar year in which the income is earned.

•
If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

•
If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to U.S. corporate income tax at the highest applicable rate.

•
If due to reasonable cause and not willful neglect we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied in either case by a fraction intended to reflect our profitability.

•
If (i) we fail to satisfy the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below under “—Asset Tests”) due to reasonable cause and not to willful neglect, (ii) we dispose of the assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identify such failure and (iii) we file a schedule with the IRS describing the assets that caused such failure, we will pay a tax equal to the greater of $50,000 or the net income from the nonqualifying assets during the period in which we failed to satisfy such asset tests multiplied by the highest corporate tax rate.

•
If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure was due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•
We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification as a REIT.”

•	If we fail to distribute during each calendar year at least the sum of:

•	85% of our ordinary income for such calendar year;

•	95% of our capital gain net income for such calendar year; and

•	any undistributed taxable income from prior taxable years,
we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.

•
We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. holder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, and would receive a credit or a refund for its proportionate share of the tax we paid.

•
We will be subject to a 100% excise tax on amounts received by us from a taxable REIT subsidiary (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements between us and a taxable REIT subsidiary of ours, as further described below, are not comparable to similar arrangements among unrelated parties.

•
If we acquire any assets from a
non-REIT
C corporation in a carry-over basis transaction, we could be liable for specified tax liabilities inherited from that non-REIT
C corporation with respect to that corporation’s
“built-in
gain” in its assets.
Built-in
gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. Applicable Treasury regulations, however, allow us to avoid the recognition of gain and the imposition of corporate-level tax with respect to a built-in
gain asset acquired in a carry-over basis transaction from a non-REIT
C corporation unless and until we dispose of that
built-in
gain asset during the
5-year
period following its acquisition, at which time we would recognize, and would be subject to tax at the highest regular corporate rate on, the built-in
gain.

•
In addition, notwithstanding our status as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any domestic taxable REIT subsidiary in which we own an interest will be subject to U.S. federal corporate income tax on its net income.

Requirements for Qualification as a REIT.
The Code defines a REIT as a corporation, trust or association:
(1) that is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(3) that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT;

(4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(5) the beneficial ownership of which is held by 100 or more persons;
(6) of which not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) after applying certain attribution rules;
(7) that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year, which has not been terminated or revoked; and
(8) that meets other tests described below regarding the nature of its income and assets.
Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year, but neither conditions (5) nor (6) apply to the first taxable year for which an election to become a REIT is made. We believe that we will maintain sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter contains restrictions regarding the ownership and transfer of our stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. The provisions of our charter restricting the ownership and transfer of our stock are described in “Certain Provisions in the Charter and Bylaws—Transfer Restrictions.” These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.
If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our stock requesting information regarding the actual ownership of our stock (as discussed below), and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement.
To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information. In addition, we must satisfy all relevant filing and other administrative requirements established by the IRS to elect and maintain REIT status, use a calendar year for U.S. federal income tax purposes, and comply with the record keeping requirements of the Code and regulations promulgated thereunder.
Ownership of Partnership Interests.
In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test described below (see “—Asset Tests”), the determination of a REIT’s interest in a partnership’s assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest is treated as assets and items of income of our company for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control or only limited influence over the partnership.
Disregarded Subsidiaries
. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the stock of which is owned directly or indirectly by the REIT. Other entities that are wholly-owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. All assets, liabilities and items of income, deduction and credit of qualified REIT subsidiaries and disregarded subsidiaries will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of ours is not subject to U.S. federal corporate income taxation, although it may be subject to state and local taxation in some states.

In the event that a qualified REIT subsidiary or a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of us), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Income Tests.”
Taxable REIT Subsidiaries.
A “taxable REIT subsidiary” is an entity that is taxable as a corporation in which we directly or indirectly own stock and that elects with us to be treated as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary is not ignored for U.S. federal income tax purposes. Accordingly, a domestic taxable REIT subsidiary generally is subject to U.S. federal corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. We generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary unless we and such corporation elect to treat such corporation as a taxable REIT subsidiary. Overall, no more than 20% of the value of a REIT’s assets (25% for any taxable year beginning after December 31, 2025) may consist of stock or securities of one or more taxable REIT subsidiaries.
Income earned by a taxable REIT subsidiary is not attributable to the REIT. Rather, the stock issued by a taxable REIT subsidiary to us is an asset in our hands, and we treat dividends paid to us from such taxable REIT subsidiary, if any, as income. This income can affect our income and asset tests calculations, as described below. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs could be earned by a taxable REIT subsidiary without affecting our status as a REIT. For example, we may use taxable REIT subsidiaries to perform services or conduct activities that give rise to certain categories of income such as management fees, or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.
Several provisions of the Code regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to affiliated REITs. In addition, we would be obligated to pay a 100% penalty tax on some payments that we receive from, or on certain expenses deducted by, a taxable REIT subsidiary if the IRS were to assert successfully that the economic arrangements between us and a taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.
Deductions are disallowed for business interest expense (even if paid to third parties) in excess of the sum of a taxpayer’s business interest income and 30% of the adjusted taxable income of the business, which is its taxable income computed without regard to business interest income or expense, depreciation, amortization, net operating losses or the pass-through income deduction. Such limitations may also impact the amount of U.S. federal income tax paid by any of our taxable REIT subsidiaries.
Income Tests
To qualify as a REIT, we must satisfy two gross income requirements, each of which is applied on an annual basis. First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, for each taxable year generally must be derived directly or indirectly from:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, stock in other REITs;

•	gain from the sale of real property or mortgage loans;

•	abatements and refunds of taxes on real property;

•	income and gain derived from foreclosure property (as described below);

•
amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property); and

•
interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year
period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term.

Second, at least 95% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from (i) dividends, (ii) interest and (iii) gain from the sale or disposition of stock or securities, which need not have any relation to real property.
If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, and we attach a schedule of the sources of our income to our U.S. federal income tax return. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally recognize exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the amount of nonqualifying income. See “—Taxation of REITs in General.”
Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. We will monitor the amount of our nonqualifying income, and we will manage our portfolio to comply at all times with the gross income tests. The following paragraphs discuss some of the specific applications of the gross income tests to us.
Dividends.
We may directly or indirectly receive distributions from taxable REIT subsidiaries or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of earnings and profits of the distributing corporation. Our dividend income from stock in any corporation (other than any REIT), including any taxable REIT subsidiary, will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Dividends that we receive from any REITs in which we own stock and our gain on the sale of the stock in those REITs will be qualifying income for purposes of both gross income tests. However, if a REIT in which we own stock fails to qualify as a REIT in any year, our income from such REIT would be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.
Interest.
The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person; however, it generally includes the following: (i) an amount that is received or accrued based on a fixed percentage or percentages of receipts or sales, and (ii) an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt by leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.
Interest on debt secured by mortgages on real property or on interests in real property (including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services) generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.
We expect that the CMBS and residential mortgage-backed securities (“RMBS”) in which we invest generally will be treated either as interests in a grantor trust or as interests in a real estate mortgage investment conduit (“REMIC”) for U.S. federal income tax purposes and that all interest income from such CMBS and RMBS will be qualifying income for the 95% gross income test. In the case of CMBS and RMBS treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above. In the case of CMBS and RMBS treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce nonqualifying income for the holder of the related REMIC securities.
Interest, original issue discount and market discount income that we receive or accrue from mortgage-related assets generally will be qualifying income for purposes of both gross income tests.

Hedging Transactions.
We and our subsidiaries may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (i) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as a hedge along with the risk that it hedges within prescribed time periods specified in Treasury regulations, (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as a hedge along with the risk that it hedges within prescribed time periods, or (iii) in connection with the effective termination of certain hedging transactions described above will be excluded from gross income for purposes of both the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as nonqualifying income for purposes of both of the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the asset tests described below. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging will not adversely affect our ability to satisfy the REIT qualification requirements.
We may conduct some or all of our hedging activities through a taxable REIT subsidiary or other corporate entity, the income of which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries.
Fee Income.
Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a taxable REIT subsidiary will not be included for purposes of the gross income tests.
Rents from Real Property.
Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions described below are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased and any services provided in connection with the property. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants, the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to an increase in rent due to a modification of a lease with a “controlled taxable REIT subsidiary” (i.e., a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock). A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, or modified, if such modification increases the rents due under such lease. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as “rents from real property” for purposes of the gross income tests, we are only allowed to provide services that are both usually or “customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. We may, however, render services to our tenants through an “independent contractor” who is adequately compensated and from whom we do not derive revenue if certain requirements are satisfied. We may also own an interest in a taxable REIT subsidiary which provides non-customary
services to tenants without tainting our rental income from the related properties.
Even if a REIT furnishes or renders services that are
non-customary
with respect to a property, if the greater of (i) the amounts received or accrued, directly or indirectly, or deemed received by the REIT with respect to such services, or (ii) 150% of our direct cost in furnishing or rendering the services during a taxable year is not more than 1% of all amounts received or accrued, directly or indirectly, by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such non-customary
services are not treated as rent for purposes of the REIT gross income tests.
We intend to cause any services that are not usually or “customarily rendered,” or that are for the benefit of a particular tenant in connection with the rental of real property, to be provided through a taxable REIT subsidiary or through an “independent contractor” who is adequately compensated and from which we do not derive revenue, and which meets certain other requirements. However, no assurance can be given that the IRS will concur with our determination as to whether a particular service is usual or customary, or otherwise in this regard.
Prohibited Transactions Tax.
A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. We cannot assure you that we will comply with certain safe harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business. The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of such corporation at regular corporate income tax rates. We intend to structure our activities to avoid prohibited transaction characterization.

Foreclosure Property.
Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•
that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.
However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession
and cannot receive any profit or sustain any loss except as a creditor of the mortgagor.
Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•
on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•
on which any construction takes place on the property, other than completion of a building or any other improvement, if more than 10% of the construction was completed before default became imminent; or

•
which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, including gain from the disposition of the foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, net income from foreclosure property, including gain from the sale of foreclosure property held for sale in the ordinary course of a trade or business, will qualify for purposes of the 75% and 95% gross income tests. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.
Phantom Income
. Due to the nature of the assets in which we will invest, we may be required to recognize taxable income from certain assets in advance of our receipt of cash flow from or proceeds from disposition of such assets, and may be required to report taxable income that exceeds the economic income ultimately realized on such assets.
We may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount generally will be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain debt instruments may be made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.
The terms of the debt instruments that we hold may be modified under certain circumstances. These modifications may be considered “significant modifications” for U.S. federal income tax purposes that give rise to a deemed debt-for-debt
exchange upon which we may recognize taxable income or gain without a corresponding receipt of cash.
Some of the debt securities that we acquire may have been issued with original issue discount. In general, we will be required to accrue non-de
minimis original issue discount based on the constant yield to maturity of such debt securities, and to treat it as taxable income in accordance with applicable U.S. federal income tax rules even though such yield may exceed cash payments, if any, received on such debt instrument.

In addition, in the event that any debt instruments or debt securities acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinated mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received.
Finally, we may be required under the terms of indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our stockholders.
As a result of each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a risk that we may have taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Annual Distribution Requirements Applicable to REITs.”
Asset Tests
At the close of each quarter of our taxable year, we must satisfy the following tests relating to the nature of our assets:

•	At least 75% of the value of our total assets must be represented by the following:

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs and debt instruments issued by publicly offered REITs;

•	cash and cash items (including certain receivables);

•	government securities;

•
investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year
period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term; and

•
regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under U.S. federal income tax laws, determined as if we held such assets directly, we will be treated as holding directly our proportionate share of the assets of such REMIC.

•	Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class described above.

•
Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

•
Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, we may not own more than 10% of any one issuer’s outstanding voting securities.

•
Except for securities of taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” exception or other exceptions discussed below.

•	Not more than 20% of the value of our total assets (25% for any taxable year beginning after December 31, 2025) may be represented by the securities of one or more taxable REIT subsidiaries.

•	Not more than 25% of the value of our total assets may be represented by nonqualified publicly offered REIT debt instruments.
Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage
debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% value test, as explained below).

Securities, for purposes of the asset tests, may include debt we hold from other issuers. However, debt we hold in an issuer that does not qualify for purposes of the 75% asset test will not be taken into account for purposes of the 10% value test if the debt securities meet the straight debt safe harbor. Subject to certain exceptions, debt will meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits of any person, the borrower’s discretion or similar factors. In the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer that (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, in the case of a partnership issuer, our interest as a partner in the partnership).
In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental
entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership’s income is of such a nature that the partnership would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership (other than straight debt or any other excluded security) is not taken into account to the extent, if any, of the REIT’s proportionate interest as a partner in that partnership.
Any stock that we hold or acquire in other REITs will be a qualifying asset for purposes of the 75% asset test. However, if a REIT in which we own stock fails to qualify as a REIT in any year, the stock in such REIT will not be a qualifying asset for purposes of the 75% asset test. Instead, we would be subject to the second, third, fourth, and fifth asset tests described above with respect to our investment in such a disqualified REIT. We will also be subject to those assets tests with respect to our investments in any non-REIT
C corporations for which we do not make a taxable REIT subsidiary election.
We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurances, however, that we will be successful in this effort. Independent appraisals may not have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.
However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we failed to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if (i) we satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of nonqualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (ii) were not satisfied, we could nevertheless avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.
In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.
Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT which fails one or more of the asset requirements for a particular tax quarter to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements Applicable to REITs
To qualify for taxation as a REIT, we generally must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to:

•
the sum of (i) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain and (ii) 90% of our net income after tax, if any, from foreclosure property; minus

•
the excess of the sum of specified items of
non-cash
income (including original issue discount on our mortgage loans) over 5% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain.

Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or we distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates.
To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our stockholders of any distributions that are actually made.
If we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior years) and (y) the amounts of income retained on which we have paid corporate income tax.
Although several types of
non-cash
income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash
income items if we do not distribute those items on a current basis. As a result of the foregoing, we may not have sufficient cash to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional stock.
We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. Our stockholders would then increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income. For purposes of the 4% excise tax described above, any retained amounts for which we elect this treatment would be treated as having been distributed.
We intend to make timely distributions sufficient to satisfy the distribution requirements. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of items of income and deduction of expenses by us for U.S. federal income tax purposes. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets or for other reasons. In the event that such timing differences occur, and in other circumstances, it may be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of other property (including, for example, shares of our own stock).
If our taxable income for a particular year is subsequently determined to have been understated, under some circumstances we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.
Like-Kind Exchanges
Our Operating Partnership may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Penalty Tax
Any redetermined rents, redetermined deductions, excess interest or redetermined taxable REIT subsidiary (“TRS”) service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Redetermined TRS service income is income earned by a taxable REIT subsidiary that is attributable to services provided to us, or on our behalf to any of our tenants, that is less than the amounts that would have been charged based upon arms’ length negotiations.
Record Keeping Requirements
We are required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding Common Stock.
Failure to Qualify
If we fail to satisfy one or more requirements of REIT qualification, other than the income tests or asset requirements, then we may still retain REIT qualification if the failure is due to reasonable cause and not willful neglect, and we pay a penalty of $50,000 for each failure.
If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax on our taxable income as a corporation. This would significantly reduce both our cash available for distribution to our stockholders and our earnings. If we fail to qualify as a REIT, we will not be required to make any distributions to stockholders and any distributions that are made will not be deductible by us. Moreover, all distributions to stockholders would be taxable as dividends to the extent of our current and accumulated earnings and profits, whether or not attributable to capital gains of ours. Furthermore, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction with respect to those distributions, and individual, trust and estate distributees may be eligible for reduced U.S. federal income tax rates on such dividends. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.
Tax Aspects of Our Operating Partnership and any Subsidiary Partnerships
General.
All or substantially all of our property investments will be held through our Operating Partnership, which may be treated as a partnership or a disregarded entity for U.S. federal income tax purposes. In addition, our Operating Partnership may hold certain investments indirectly through subsidiary partnerships and limited liability companies which are treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. A partner in such entities that is a REIT will include in its income its share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of its REIT taxable income, and the REIT distribution requirements. Pursuant to these rules, for purposes of the asset tests, we will include our pro rata share of assets held by our Operating Partnership, including our share of its subsidiary partnerships and limited liability companies, based on its capital interest in each such entity.
Entity Classification.
Our interests in our Operating Partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities), as opposed to associations taxable as corporations for U.S. federal income tax purposes. For example, an entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury regulations. If our Operating Partnership or a subsidiary partnership or limited liability company were treated as an association rather than as a partnership, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effects of our failure to meet the REIT asset and income tests. In addition, a change in the tax status of our Operating Partnership, a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions. We do not anticipate that our Operating Partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership which is taxable as a corporation.

Legislation was enacted that significantly changes the rules for U.S. federal income tax audits of partnerships, such as our Operating Partnership or any subsidiary partnerships or limited liability companies treated as partnerships for U.S. federal income tax purposes. Such audits will continue to be conducted at the entity level, and unless such entity qualifies for and affirmatively elects an alternative procedure, any adjustments to the amount of tax due (including interest and penalties) will be payable by the entity itself. Under an alternative procedure, if elected, a partnership would issue information returns to persons who were partners in the audited year, who would then be required to take such adjustments into account in calculating their own tax liability, and the partnership would not be liable for the adjustments. If any of the Operating Partnership or our subsidiary partnerships or limited liability companies is able to and in fact elects the alternative procedure for a given adjustment, the amount of taxes for which such persons will be liable will be increased by any applicable penalties and a special interest charge. There can be no assurance that any such entities will make such an election for any given adjustment.
Allocations of Income, Gain, Loss and Deduction.
A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) will generally determine the allocation of partnership income and loss among partners. Generally, Section 704(b) of the Code and the Treasury regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our Operating Partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder.
Tax Allocations with Respect to the Properties.
Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for U.S. federal income tax purposes) in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution, as adjusted from time to time. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax
difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.
Appreciated property may be contributed to our Operating Partnership in exchange for Operating Partnership units in connection with future acquisitions. The partnership agreement requires that allocations be made in a manner consistent with Section 704(c) of the Code. Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax
differences. Any
book-tax
differences will be accounted for using any method approved under Section 704(c) of the Code and the applicable Treasury regulations as chosen by the general partner under the partnership agreement. Any property acquired by our Operating Partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.
Taxation of U.S. Holders of Our Common Stock
U.S. Holder.
As used in the remainder of this discussion, the term “U.S. holder” means a beneficial owner of our Common Stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•
a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Common Stock, you should consult your advisors. A
“non-U.S.
holder” is a beneficial owner of our Common Stock that is neither a U.S. holder nor a partnership (or an entity treated as a partnership for U.S. federal income tax purposes).

Distributions Generally
. As long as we qualify as a REIT, distributions made by us to our taxable U.S. holders out of our current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” will be taken into account by them as ordinary income taxable at ordinary income tax rates and will not qualify for the reduced capital gains rates that currently generally apply to distributions by non-REIT
C corporations to certain
non-corporate
U.S. holders. In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any, and then to our Common Stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions. Under current law, U.S. holders that are individuals, trusts and estates generally may deduct 20% of “qualified REIT dividends” (i.e., REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income eligible for capital gain tax rates). The overall deduction is limited to 20% of the sum of the taxpayer’s taxable income (less net capital gain) and certain cooperative dividends, subject to further limitations based on taxable income. The deduction, if allowed in full, equates to a maximum effective U.S. federal income tax rate on ordinary REIT dividends of 29.6%.
Distributions in excess of both current and accumulated earnings and profits will not be taxable to a U.S. holder to the extent that the distributions do not exceed the adjusted basis of the holder’s stock. Rather, such distributions will reduce the adjusted basis of the stock. To the extent that distributions exceed the adjusted basis of a U.S. holder’s stock, the U.S. holder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less.
Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.
We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we pay up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any “deficiency dividend” will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, U.S. holders may be required to treat certain distributions that would otherwise result in a tax-free
return of capital as taxable dividends.
Capital Gain Dividends
. We may elect to designate distributions of our net capital gain as “capital gain dividends” to the extent that such distributions do not exceed our actual net capital gain for the taxable year. Capital gain dividends are taxed to U.S. holders of our stock as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their stock. If we designate any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to U.S. holders on IRS Form
1099-DIV.
Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends received deduction for corporations. You may want to avoid buying shares when the Fund is about to declare a capital gain distribution because it will be taxable to you even though it may economically represent a return of a portion of your initial investment.
Instead of paying capital gain dividends, we may elect to require stockholders to include our undistributed net capital gains in their income. If we make such an election, U.S. holders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund to the extent that the tax paid by us exceeds the U.S. holder’s tax liability on the undistributed capital gain. A U.S. holder of our stock will increase the basis in its stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. A U.S. holder that is a corporation will appropriately adjust its earnings and profits for the retained capital gain in accordance with Treasury regulations to be prescribed by the IRS. Our earnings and profits will be adjusted appropriately.
We must classify portions of our designated capital gain dividend into the following categories:

•	a 20% gain distribution, which would be taxable to non-corporate U.S. holders of our stock at a U.S. federal rate of up to 20%; or

•	an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. holders of our stock at a maximum rate of 25%.
We must determine the maximum amounts that we may designate as 20% and 25% capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The IRS currently requires that distributions made to different classes of stock be comprised proportionately of dividends of a particular type.
Passive Activity Loss and Investment Interest Limitation.
Distributions that we make and gains arising from the disposition of our Common Stock by a U.S. holder will not be treated as passive activity income, and therefore U.S. holders will not be able to apply any “passive activity losses” against such income. Dividends paid by us, to the extent they do not constitute a return of capital, will generally be treated as investment income for purposes of the investment income limitation on the deduction of the investment interest.

Qualified Dividend Income.
Distributions that are treated as dividends may be taxed at capital gains rates, rather than ordinary income rates, if they are distributed to an individual, trust or estate, are properly designated by us as qualified dividend income and certain other requirements are satisfied. Dividends are eligible to be designated by us as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by us during the year of the distribution from other C corporations such as taxable REIT subsidiaries, our “undistributed” REIT taxable income from the immediately preceding year, and any income attributable to the sale of a built-in
gain asset from the immediately preceding year (reduced by any U.S. federal income taxes that we paid with respect to such REIT taxable income and built-in
gain).
Dividends that we receive will be treated as qualified dividend income to us if certain criteria are met. The dividends must be received from a domestic corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation. A foreign corporation generally will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the Secretary of Treasury determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is a passive foreign investment company, then it will not be treated as a qualifying foreign corporation, and the dividends we receive from such an entity would not constitute qualified dividend income.
Furthermore, certain exceptions and special rules apply to determine whether dividends may be treated as qualified dividend income to us. These rules include certain holding requirements that we would have to satisfy with respect to the stock on which the dividend is paid, and special rules with regard to dividends received from regulated investment companies and other REITs.
In addition, even if we designate certain dividends as qualified dividend income to our stockholders, the stockholder will have to meet certain other requirements for the dividend to qualify for taxation at capital gains rates. For example, the stockholder will only be eligible to treat the dividend as qualifying dividend income if the stockholder is taxed at individual rates and meets certain holding requirements. In general, in order to treat a particular dividend as qualified dividend income, a stockholder will be required to hold our stock for more than 60 days during the
121-day
period beginning on the date which is 60 days before the date on which the stock becomes ex-dividend.
Other Tax Considerations.
To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.
Sales of Our Common Stock
. Upon any taxable sale or other disposition of our Common Stock (except pursuant to a repurchase by us, as described below), a U.S. holder of our Common Stock will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on such disposition; and

•	the U.S. holder’s adjusted basis in such Common Stock for tax purposes.
Gain or loss will be capital gain or loss if the Common Stock has been held by the U.S. holder as a capital asset. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year, it will produce long-term capital gain) and the holder’s tax bracket.
In general, any loss upon a sale or exchange of our Common Stock by a U.S. holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. holder that are required to be treated by such U.S. holder as long-term capital gains.
Repurchases of Our Common Stock
. A repurchase of our Common Stock will be treated as a distribution in exchange for the repurchased shares and taxed in the same manner as any other taxable sale or other disposition of our Common Stock discussed above, provided that the repurchase satisfies one of the tests enabling the repurchase to be treated as a sale or exchange. A repurchase will generally be treated as a sale or exchange if it (i) results in a complete termination of the holder’s interest in our Common Stock, (ii) results in a substantially disproportionate redemption with respect to the holder, or (iii) is not essentially equivalent to a dividend with respect to the holder. In determining whether any of these tests has been met, Common Stock actually owned, as well as Common Stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. The sale of Common Stock pursuant to a repurchase generally will result in a “substantially disproportionate” redemption with respect to a holder if the percentage of our then outstanding voting stock owned by the holder immediately after the sale is less than 80% of the percentage of our voting stock owned by the holder determined immediately before the sale. The sale of Common Stock pursuant to a repurchase generally will be treated as not “essentially equivalent to a dividend” with respect to a holder if the reduction in the holder’s proportionate interest in our stock as a result of our repurchase constitutes a “meaningful reduction” of such holder’s interest.

A repurchase that does not qualify as an exchange under such tests will constitute a dividend equivalent repurchase that is treated as a taxable distribution and taxed in the same manner as regular distributions, as described above under “—Distributions Generally.” In addition, although guidance is sparse, the IRS could take the position that a holder who does not participate in any repurchase treated as a dividend should be treated as receiving a constructive distribution of our Common Stock taxable as a dividend in the amount of their increased percentage ownership of our Common Stock as a result of the repurchase, even though the holder did not actually receive cash or other property as a result of the repurchase.
Medicare Tax.
Certain U.S. holders, including individuals and estates and trusts, are subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which includes net gain from a sale or exchange of Common Stock and income from dividends paid on Common Stock. U.S. holders are urged to consult their own tax advisors regarding the Medicare tax.
Taxation of
Non-U.S.
Holders of Our Common Stock
The rules governing the U.S. federal income taxation of
non-U.S.
holders are complex. This section is only a summary of such rules. We urge
non-U.S.
holders to consult their own tax advisors to determine the impact of U.S. federal, state and local income tax laws on ownership of the Common Stock, including any reporting requirements.
Distributions.
Distributions by us to a
non-U.S.
holder on our Common Stock that are neither attributable to gain from sales or exchanges by us of “U.S. real property interests” nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions generally will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as may be specified under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the
non-U.S.
holder of a trade or business within the United States. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent the income allocated to the
non-U.S.
holder is excess inclusion income. Dividends that are effectively connected with the
non-U.S.
holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate
non-U.S.
holder that is engaged in a trade or business within the United States may also be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. You may want to avoid buying shares when the Fund is about to declare a capital gain distribution because it will be taxable to you even though it may economically represent a return of a portion of your initial investment.
A
non-U.S.
holder of our Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for our ordinary dividends will be required (i) to complete the applicable IRS Form
W-8
and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (ii) if our Common Stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain
non-U.S.
holders that are pass-through entities rather than corporations or individuals.
A
non-U.S.
holder of our Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Distributions that are neither attributable to gain from sales or exchanges of “U.S. real property interests” nor designated as capital gains dividends and that are in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the
non-U.S.
holder in its Common Stock will reduce the
non-U.S.
holder’s adjusted basis in its Common Stock and will not be subject to U.S. federal income tax. Distributions that are neither attributable to gain from sales or exchanges of “U.S. real property interests” nor designated as capital gains dividends and that are in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the
non-U.S.
holder in its Common Stock will be treated as gain from the sale of its stock, the tax treatment of which is described below under “—Sales of Our Common Stock.” Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend.
We would be required to withhold at least 15% of any distribution to a
non-U.S.
holder in excess of our current and accumulated earnings and profits if our Common Stock constitutes a U.S. real property interest with respect to such
non-U.S.
holder, as described below under “—Sales of Our Common Stock.” This withholding would apply even if a lower treaty rate otherwise applies or the non-U.S. holder is not liable for tax on the receipt of that distribution. However, a
non-U.S.
holder may seek a refund of these amounts from the IRS if the
non-U.S.
holder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a
non-U.S.
holder that are designated by us at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

•
The investment in the Common Stock is effectively connected with the
non-U.S.
holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the
non-U.S.
holder), in which case the
non-U.S.
holder will generally be subject to the same treatment as U.S. holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

•
The
non-U.S.
holder is an individual who is present in the United States for 183 days or more during the taxable year of the distribution and has a “tax home” in the United States, in which case the individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), distributions to a
non-U.S.
holder that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as capital gain dividends, will cause the
non-U.S.
holder to be treated as recognizing gain that is income effectively connected with the conduct of a trade or business in the United States.
Non-U.S.
holders will be taxed on this gain at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a
non-U.S.
holder that is a corporation. A distribution is not attributable to a U.S. real property interest if we held an interest in the underlying asset solely as a creditor.
We will be required to withhold and remit to the IRS the highest rate of U.S. federal income tax applicable to each
non-U.S.
holder, based on the status of such holder, of any distributions to
non-U.S.
holders that are designated as capital gain dividends, or, if greater, the highest rate of U.S. federal income tax applicable to each
non-U.S.
holder, based on the status of such holder, of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of U.S. real property interests. Distributions can be designated as capital gain dividends to the extent of our net capital gain for the taxable year of the distribution. The amount withheld, which for individual
non-U.S.
holders may exceed the actual tax liability, is creditable against the
non-U.S.
holder’s U.S. federal income tax liability.
However, the above withholding tax will not apply to any capital gain dividend with respect to (i) any class of our stock which is “regularly traded” on an established securities market located in the United States if the
non-U.S.
holder did not own more than 10% of such class of stock at any time during the one-year
period ending on the date of such dividend or (ii) a “qualified shareholder” or a “withholding qualified holder.” Instead, any capital gain dividend will be treated as a distribution subject to the rules discussed above under “—Distributions.” Also, the branch profits tax would not apply to such a distribution. We expect to treat our Common Stock as “regularly traded” on an established securities market for purposes of the foregoing exemption from withholding tax.
Although the law is not clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the stock held by U.S. holders generally should be treated with respect to
non-U.S.
holders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the
non-U.S.
holders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid by us were to exceed their actual U.S. federal income tax liability. If we were to designate a portion of our net capital gain as undistributed capital gain, a
non-U.S.
holder is urged to consult its tax advisor regarding the taxation of such undistributed capital gain.
Sales of Our Common Stock.
Subject to the discussion below under “—Repurchases of Our Common Stock,” gain recognized by a
non-U.S.
holder upon the sale or exchange of our stock generally would not be subject to U.S. taxation unless:

•
the investment in our Common Stock is effectively connected with the
non-U.S.
holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the
non-U.S.
holder), in which case the
non-U.S.
holder will be subject to the same treatment as domestic holders with respect to any gain;

•
the
non-U.S.
holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•
the
non-U.S.
holder is not a qualified shareholder or a withholding qualified holder (each as defined below) and our Common Stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

We anticipate that our Common Stock will constitute a U.S. real property interest within the meaning of FIRPTA unless we are a domestically controlled REIT or our Common Stock is “regularly traded” on an established securities market as described below with respect to holders owning 10% or less of our Common Stock. We will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by
non-U.S.
holders. No assurance can be given, however, that we are or will be a domestically controlled REIT at any time.
Even if we were not a domestically controlled REIT, a sale of Common Stock by a
non-U.S.
holder would nevertheless not be subject to taxation under FIRPTA as a sale of a U.S. real property interest if:

•	our Common Stock were “regularly traded” on an established securities market within the meaning of applicable Treasury regulations; and

•
the
non-U.S.
holder did not actually, or constructively under specified attribution rules under the Code, own more than 10% of our Common Stock at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period.

We expect to treat our Common Stock as “regularly traded” on an established securities market, under the applicable Treasury Regulations. If gain on the sale or exchange of our Common Stock were subject to taxation under FIRPTA, the
non-U.S.
holder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In such a case, under FIRPTA the purchaser of Common Stock may be required to withhold 15% of the purchase price and remit this amount to the IRS.
Qualified Shareholders
. Subject to the exception discussed below, a qualified shareholder who holds our Common Stock directly or indirectly (through one or more partnerships) will not be subject to FIRPTA withholding on distributions by us or dispositions of our Common Stock. While a qualified shareholder will not be subject to FIRPTA withholding on distributions by us or dispositions of our Common Stock, certain investors of a qualified shareholder (i.e.,
non-U.S.
persons who hold interests in the qualified shareholder (other than interests solely as a creditor), and hold more than 10% of our Common Stock (whether or not by reason of the investor’s ownership in the qualified shareholder)) may be subject to FIRPTA withholding.
A qualified shareholder is a
non-U.S.
person that (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or NASDAQ markets, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.
Withholding Qualified Holders.
Any distribution to a withholding qualified holder who holds our Common Stock directly or indirectly (through one or more partnerships) will not be subject to FIRPTA withholding on distributions by us or dispositions of our Common Stock.
Withholding qualified holders are not “foreign persons” for purposes of FIRPTA and are thus exempt from FIRPTA on their disposition of U.S. real property interests. Withholding qualified holders include (i) qualified holders and (ii) foreign partnerships all of the interests of which are held by qualified holders, including through one or more partnerships. Qualified holders include “qualified foreign pension funds” and “qualified controlled entities.” Generally, a qualified foreign pension fund is a trust, corporation, or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established (a) by such country (or one or more political subdivisions thereof) to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (including self-employed individuals) or persons designated by `such employees, as a result of services rendered by such employees to their employers or (b) by one or more employers to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (including self-employed individuals) or persons designated by such employees in consideration for services rendered by such employees to such employers, (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information reporting about its beneficiaries is provided, or is otherwise available, to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or arrangement or taxed at a reduced rate, or (b) taxation of any investment income of such organization or arrangement is deferred or such income is excluded from the gross income of such entity or arrangement or is taxed at a reduced rate. Generally, a “qualified controlled entity” is a trust or corporation created or organized under the laws of a foreign jurisdiction all of the interests of which are held by one or more qualified foreign pension funds directly or indirectly through one or more qualified controlled entities.

We urge
non-U.S.
holders to consult their own tax advisers to determine their eligibility for exemption from FIRPTA withholding and their qualification as a qualified shareholder or a withholding qualified holder.
Repurchases of Our Common Stock
. A repurchase of our Common Stock that is not treated as a sale or exchange will be taxed in the same manner as regular distributions under the rules described above. See “—Taxation of U.S. Holders of Our Common Stock—Repurchases of Our Common Stock” for a discussion of when a redemption will be treated as a sale or exchange and related matters.
A repurchase of our Common Stock generally will be subject to tax under FIRPTA to the extent the distribution in the repurchase is attributable to gains from our dispositions of U.S. real property interests. To the extent the distribution is not attributable to gains from our dispositions of U.S. real property interests, the excess of the amount of money received in the repurchase over the
non-U.S.
holder’s basis in the repurchased shares will be treated in the manner described above under “—Sales of Our Common Stock.” The IRS has released an official notice stating that repurchase payments may be attributable to gains from dispositions of U.S. real property interests (except when the 10% regularly traded exception would apply), but has not provided any guidance to determine when and what portion of a repurchase payment is a distribution that is attributable to gains from our dispositions of U.S. real property interests. Due to the uncertainty, except when the 10% regularly traded exception would apply, we may withhold at the highest rate of U.S. federal income tax applicable to each
non-U.S.
holder, based on the status of such holder, from all or a portion of repurchase payments to
non-U.S.
holders other than qualified shareholders or withholding qualified holders. To the extent the amount of tax we withhold exceeds the amount of a
non-U.S.
holder’s U.S. federal income tax liability, the
non-U.S.
holder may file a U.S. federal income tax return and claim a refund.
U.S. Federal Income Tax Returns.
If a
non-U.S.
holder is subject to taxation under FIRPTA on proceeds from the sale of our Common Stock or on distributions we make, the
non-U.S.
holder will be required to file a U.S. federal income tax return. Prospective
non-U.S.
holders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on their ownership of our Common Stock, including any reporting requirements.
Taxation of
Tax-Exempt
Holders of Our Common Stock
Provided that a
tax-exempt
holder has not held its Common Stock as “debt-financed property” within the meaning of the Code and our shares of stock are not being used in an unrelated trade or business, dividend income from us generally will not be unrelated business taxable income (“UBTI”) to a tax-exempt
holder. Similarly, income from the sale of our Common Stock will not constitute UBTI unless the tax-exempt
holder has held its Common Stock as debt-financed property within the meaning of the Code or has used the Common Stock in a trade or business.
Further, for a
tax-exempt
holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust or qualified group legal services plan exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt
organizations, income from an investment in our Common Stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt
holders should consult their own tax advisors concerning these “set aside” and reserve requirements.
Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” are treated as UBTI as to any trust which is described in Section 401(a) of the Code, is tax-exempt
under Section 501(a) of the Code, and holds more than 10%, by value, of the interests in the REIT.
Tax-exempt
pension funds that are described in Section 401(a) of the Code are referred to below as “pension trusts.”
A REIT is a “pension-held REIT” if it meets the following two tests:

•
it would not have qualified as a REIT but for Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

•
either (i) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (ii) a group of pension trusts each individually holding more than 10% of the value of the REIT’s stock, collectively owns more than 50% of the value of the REIT’s stock.

The percentage of any REIT dividend from a “pension-held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a “pension-held REIT” (for example, if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts).

Dividend Reinvestment Plan
Holders who participate in the dividend reinvestment plan will recognize taxable income in the amount they would have received had they elected not to participate, even though they receive no cash. These deemed distributions will be treated as actual distributions from us to the participating holders and will retain the character and U.S. federal income tax effects applicable to all distributions. Stock received under the plan will have a holding period beginning with the day after purchase, and a U.S. federal income tax basis equal to its cost, which is the gross amount of the deemed distribution. Because of our charter’s restrictions on the number of shares of our stock that a person may own, we do not anticipate that we will become a “pension-held REIT.”
Backup Withholding Tax and Information Reporting
U.S. Holders of Common Stock.
In general, information-reporting requirements will apply to payments of dividends and proceeds of the sale of our Common Stock held by U.S. holders, unless such U.S. holder is an exempt recipient. A backup withholding tax may apply to such payments if such U.S. holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend or interest income. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. holders who fail to certify their U.S. status to us. Any amounts withheld under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
Brokers that are required to report the gross proceeds from a sale of our Common Stock on IRS Form
1099-B
will also be required to report the customer’s adjusted basis in the Common Stock sold and whether any gain or loss with respect to such stock is long-term or short-term. In some cases, there may be alternative methods of determining the basis in the Common Stock sold, in which case your broker will apply a default method of its choosing if you do not indicate which method you choose to have applied. U.S. holders should consult their own tax advisors regarding these reporting requirements and their election options.
Non-U.S.
Holders of Our Common Stock.
We must report annually to the IRS and to each
non-U.S.
holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the
non-U.S.
holder resides under the provisions of an applicable income tax treaty.
A
non-U.S.
holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a
non-U.S.
holder (and the payor does not have actual knowledge or reason to know that such holder is a “United States person” as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Common Stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a
non-U.S.
holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a “United States person” as defined under the Code), or such owner otherwise establishes an exemption.
Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a
non-U.S.
holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Legislative or Other Actions Affecting REITs
The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our Common Stock.
State and Local Taxes
We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our Common Stock.
Tax Shelter Reporting
If a stockholder recognizes a loss with respect to stock of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any ordinary dividends and other distributions that we pay to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form
W-8BEN-E,
evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a
“non-financial
foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form
W-8BEN-E,
evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax.
Non-U.S.
holders should consult their tax advisors to determine the applicability of this legislation in light of their individual circumstances.
Please see the discussion in the SAI under the heading “Certain United States Federal Income Tax Considerations” for additional information regarding the U.S. federal income tax consequences relating to the Fund’s qualification and taxation as a REIT and the acquisition, ownership and disposition of Common Stock.

CUSTODIAN AND TRANSFER AGENT
The custodian of the assets of the Fund is The Bank of New York Mellon, located at 240 Greenwich Street, New York, New York 10286.
SS&C Global Investor & Distribution Solutions, Inc., located at 801 Pennsylvania Ave, Kansas City, MO 64105-1307 serves as the Fund’s transfer agent and dividend paying agent with respect to the Common Stock.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP, an independent registered public accounting firm, provides auditing and limited tax services to the Fund and is located at 100 East Pratt Street, Suite 2600, Baltimore, Maryland 21202.
LEGAL MATTERS
Simpson Thacher & Bartlett LLP, New York, New York and Washington, D.C., serves as counsel to the Fund. Proskauer Rose LLP acts as special counsel to the Fund. Venable LLP, 750 East Pratt Street, Suite 900, Baltimore, Maryland 21202, acts as special Maryland counsel to the Fund.

TABLE OF CONTENTS
FOR THE STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A
WAIVERS AND DISCOUNTS AVAILABLE FROM CERTAIN SELLING AGENTS
None.

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

CLASS I SHARES OF COMMON STOCK

CLASS D SHARES OF COMMON STOCK

CLASS S SHARES OF COMMON STOCK

CLASS T SHARES OF COMMON STOCK

PROSPECTUS

All dealers that buy, sell or trade the Fund’s common stock, par value $0.001 per share (the “Common Stock”), whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

January 30, 2026

Investment Company Act

file no. 811-23408

92083-P 04/25

PM

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

STATEMENT OF ADDITIONAL INFORMATION

Clarion Partners Real Estate Income Fund Inc., a Maryland corporation (the “Fund”), is a non-diversified, closed-end management investment company that continuously offers its Common Stock. The Fund operates as an interval fund. This Statement of Additional Information relating to the Common Stock does not constitute a prospectus, but should be read in conjunction with the prospectus relating thereto dated January 30, 2026. This Statement of Additional Information, which is not a prospectus, does not include all information that a prospective investor should consider before purchasing Common Stock, and investors should obtain and read the prospectus prior to purchasing such Common Stock. A copy of the prospectus may be obtained without charge by calling (888) 777-0102. You may also obtain a copy of the prospectus on the SEC’s website (http://www.sec.gov). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the prospectus.

This Statement of Additional Information is dated January 30, 2026.

92083-SAI 04/25

INVESTMENT OBJECTIVE

The Fund’s investment objective is to provide current income and long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective.

INVESTMENT RESTRICTIONS

Fundamental Restrictions

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of stockholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1) Borrow money, except to the extent permitted by the 1940 Act (which currently limits borrowing to no more than 33 1/3% of the value of the Fund’s total assets (less all liabilities and indebtedness not represented by senior securities)). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its Common Stock.

(2) Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33 1/3% of the value of the Fund’s total assets (less all liabilities and indebtedness not represented by senior securities) or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets (less all liabilities and indebtedness not represented by senior securities)).

(3) Purchase securities on margin, but may sell securities short and write call options.

(4) Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5) Invest more than 25% of the value of its total assets in the securities of companies or entities engaged in any one industry, or group of industries, except the real estate industry. This limitation does not apply to investment in the securities of the U.S. government, its agencies or instrumentalities. Under normal circumstances, the Fund will invest over 25% of its assets in the securities of companies or entities in the real estate industry.

(6) Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7) Make loans except (a) through the purchase of debt securities or the origination of real estate-related loans in accordance with its investment objective and policies or (b) or as otherwise permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

The Fund has also adopted the following fundamental policies with respect to repurchase offers to take effect upon the effectiveness of this registration statement:

•

On a quarterly basis, the Fund will make an offer to repurchase a designated percentage of the outstanding Common Stock from stockholders (a “Repurchase Offer”), pursuant to Rule 23c-3 under the 1940 Act.

•

The Fund will repurchase shares that are tendered by a specific date (the “Repurchase Request Deadline”). Each Repurchase Request Deadline will be determined in accordance with Rule 23c-3, as may be amended from time to time. Currently, Rule 23c-3 requires the repurchase request deadline to be no less than 21 and no more than 42 days after the Fund sends a notification to stockholders of the Repurchase Offer.

•

Each Repurchase Pricing Date (as defined in Rule 23c-3) will be determined in accordance with Rule 23c-3, as may be amended from time to time. Currently, Rule 23c-3 requires the Repurchase Pricing Date to be no later than the 14th day after a Repurchase Request Deadline, or the next business day if the 14th day is not a business day.

1

The Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities, investment funds that invest in real estate through entities that may qualify as REITs, or in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including REITs).

With respect to the limitation regarding the Fund’s ability to borrow set forth in subparagraph (1) above, the 1940 Act requires the Fund to maintain at all times an asset coverage of at least 300% of the amount of its borrowings. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940 Act, such as the purchasing of securities on a when-issued or delayed delivery basis, entering credit default swaps or futures contracts, engaging in short sales and writing options on portfolio securities, so long as the Fund does this in accordance with SEC rules and guidance.

With respect to the limitation regarding the issuance of senior securities set forth in subparagraph (2) above, “senior securities” are defined as any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

The ability of a closed-end fund to issue senior securities is severely circumscribed by complex regulatory constraints under the 1940 Act that restrict, for instance, the amount, timing and form of senior securities that may be issued. Certain portfolio management techniques, such as purchasing securities on a when-issued or delayed delivery basis, writing credit default swaps or futures contracts, engaging in short sales or writing options on portfolio securities, may be considered senior securities under the 1940 Act. Rule 18f-4 under the 1940 Act provides an exemption from certain limitation on the issuance of senior securities for transactions in derivatives instruments where the Fund complies with the requirements of the rule. For these purposes, interpretations and guidance provided by the SEC staff may be taken into account when deemed appropriate by the Fund.

Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within 60 days and is not extended or renewed.

With respect to the limitation regarding underwriting the securities of other issuers set forth in subparagraph (4) above, a technical provision of the Securities Act deems certain persons to be “underwriters” if they purchase a security from an issuer and later sell it to the public. Although it is not believed that the application of this Securities Act provision would cause a fund to be engaged in the business of underwriting, the policy set forth in subparagraph (4) will be interpreted not to prevent the Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act. Under the Securities Act, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus.

With respect to the limitation regarding the purchase or sale of commodities and commodities contracts set forth in subparagraph (6) above, the 1940 Act does not prohibit a fund from owning commodities, whether physical commodities and contracts related to physical commodities (such as oil or grains and related futures contracts), or financial commodities and contracts related to financial commodities (such as currencies and, possibly, currency futures). The value of commodities and commodity-related instruments may be extremely volatile and may be affected either directly or indirectly by a variety of factors. There also may be storage charges and risks of loss associated with physical commodities.

All limitations applicable to the Fund’s investments (as stated above and elsewhere in this Statement of Additional Information) apply only at the time a transaction is entered into. Any subsequent change in the percentage of the Fund’s assets invested in certain securities or other instruments, resulting from market fluctuations or other changes in the Fund’s total assets, will not require the Fund to dispose of an investment until the applicable sub-adviser determines that it is practicable to sell or close out the investment without adverse market or tax consequences to the Fund.

Non-Fundamental Restrictions

The Fund’s (1) investment objective and (2) policy to invest, under normal market conditions, at least 80% of its net assets (plus the amount of borrowings for investment purposes) in a portfolio of private commercial real estate and publicly traded real estate securities, are not fundamental and may be changed by the Board without the approval of the holders of a majority of the outstanding Common Stock or Preferred Stock, if any. The Fund will provide stockholders with at least 60 days’ notice prior to changing the non-fundamental policy in (2) above.

2

INVESTMENT POLICIES AND TECHNIQUES

The following information supplements the discussion of the Fund’s investment policies and techniques in the prospectus.

Under normal market conditions, the Fund intends to invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in a portfolio of private commercial real estate and publicly traded real estate securities. Investments may consist of (i) Private CRE and (ii) Publicly Traded Real Estate Securities. The Fund expects to invest in a wide variety of Private CRE, including industrial, residential, healthcare, retail, office, mixed-use projects and other real property types through equity and debt investments. The Fund’s investments in Private CRE may include whole or partial interests in real properties, mortgage debt, mezzanine debt and other direct real estate investments. The Fund’s investments in Publicly Traded Real Estate Securities may include CMBS, RMBS, ABS and other equity or debt securities issued by real estate investment trusts or real estate-related investment companies.

Portfolio Contents

Investments in Private CRE

Additional Property Types

In addition to the Private CRE that the Fund will primarily invest in, as described in the prospectus, the Fund may also invest in other extended sectors of Private CRE, including, but not limited to the following:

Data Centers. Data center properties are highly specialized and secure buildings that house networking, storage and communications technology infrastructure, including servers, storage devices, switches, routers and fiber optic transmission equipment. These buildings are designed to provide the power, cooling and network connectivity necessary to efficiently support critical IT equipment. This infrastructure requires an uninterruptible power supply, backup generators, cooling equipment, fire suppression systems and physical security. Data centers located at points where many communications networks converge can also function as interconnection hubs where customers are able to connect to multiple networks and exchange traffic with each other.

Self-Storage. Self-storage refers to properties that offer do-it-yourself, month-to-month storage space rental for personal or business use. Self-storage offers a cost-effective and flexible storage alternative. Tenants rent fully enclosed spaces that can vary in size according to their specific needs and to which they have unlimited, exclusive access. Tenants have responsibility for moving their items into and out of their units. Self-storage unit sizes typically range from five feet by five feet to 20 feet by 20 feet, with an interior height of eight to 12 feet.

Hospitality. Hospitality assets provide lodging to travelers, and often include additional amenities such as meals, entertainment, and personal services for their guests, at daily or longer rates. The sector includes a wide range of assets—Luxury, Upper Upscale, Upscale, Midscale, and Economy—to suit a range of guest needs.

Wireless Towers. Wireless towers are vertical structures built on a small parcel of land, designed to accommodate multiple wireless tenants that lease both vertical space on the towers and portions of the land underneath the equipment. Generally, tenants own their antenna, microwave equipment, and shelters containing base-station equipment and HVAC, while the owner owns the structure and land parcel.

Ground Leases

The Fund may invest from time to time in real estate properties that are subject to ground leases. As a lessee under a ground lease, the Fund may be exposed to the possibility of losing the property upon termination, or an earlier breach by us, of the ground lease, which may adversely impact our investment performance. Furthermore, ground leases generally provide for certain provisions that limit the ability to sell certain properties subject to the lease. In order to assign or transfer rights and obligations under certain ground leases, the Fund will generally need to obtain consent of the landlord of such property, which, in turn, could adversely impact the price realized from any such sale.

3

Potential Investment Structures

As noted in the prospectus, the Fund, through its initially wholly-owned Operating Partnership, will gain exposure to Private CRE investments both directly and indirectly through wholly owned subsidiaries, joint ventures or co-ownership arrangements (collectively, “Real Estate Investment Vehicles”). However, the potential investment structure of the Real Estate Investment Vehicles themselves will also vary. The Real Estate Investment Vehicles may be wholly owned subsidiaries of the Fund or entities in which the Fund has a majority or minority interest. The Real Estate Investment Vehicles will primarily consist of two types of potential investment structures:

•	Wholly owned subsidiaries of the Fund (“Wholly Owned Entities”)

•	Entities in which the Fund will co-invest solely alongside unaffiliated third party investors (“Joint Venture Entities”)

The underlying Private CRE Investments to be held by a Wholly Owned Entity or a Joint Venture Entity will be evaluated using the criteria described in the prospectus. The Fund currently is restricted from co-investing alongside affiliates under the 1940 Act but may in the future seek exemptive relief to permit such co-investment. Any such exemptive order from the SEC with respect to co-investments will impose extensive conditions on the terms of any co-investment made by an affiliate of the Fund. There can be no assurance that the Fund will obtain such relief.

Wholly Owned Entities. The Fund intends to invest in Private CRE through one or more Wholly Owned Entities. Private CRE investments through these Wholly Owned Entities may include fee simple, leasehold ownership, debt instruments or a partnership/limited liability company interest in the underlying real estate. Unlike investments through Joint Venture Entities, the Fund will maintain complete ownership of the underlying Private CRE held by the Wholly Owned Entity and as a result, the Fund will bear all risks associated with the underlying Private CRE. However, depending upon the investment structure, the Fund will have greater flexibility as to the renovation, redevelopment, repositioning, disposition, restructuring or payoff of an underlying Private CRE investment held by the Wholly Owned Entity because the Fund will be in a position to exercise sole decision-making authority with respect to such underlying Private CRE. Further, investments in real estate made through a Wholly Owned Entity will not be subject to the risk of bankruptcy of a third party or failure of such third party to fund any required capital contributions, or the risk of disputes between the Fund and its joint venture partners that could result in litigation or arbitration that would increase the Fund’s expenses. With regard to debt instruments, the collateral is subject to risks of delinquency, foreclosure and loss of principal. In certain structures, it is common for the rights of debt holders, to be governed by intercreditor or interlender agreements, which may limit the Fund’s ability to pursue remedies.

Joint Venture Entities. The Fund may enter into joint ventures with third parties, including partnerships, co-tenancies and other co-ownership arrangements or participations with mortgage or investment banks, financial institutions, real estate developers, owners, or other non-affiliated third parties for the purpose of owning or operating Private CRE through Joint Venture Entities. In such event, the Fund would not be in a position to exercise sole decision-making authority regarding the underlying Private CRE held by the Joint Venture Entity, and as a result the Fund may also be subject to the potential risk of impasses on decisions, such as a sale, foreclosure and restructuring because neither it nor its joint venture partners would have full control over the investments held by the Joint Venture Entity. See “Risks—Joint Venture Risk” in the prospectus. Unlike investments in Wholly Owned Entities, investments in Joint Venture Entities may, under certain circumstances, involve risks related to the involvement of a third party, including the possibility that the Fund’s joint venture partners might become bankrupt or fail to fund their required capital contributions. The Fund expects that the other unaffiliated third party joint venture partners that will invest alongside the Fund in a Joint Venture Entity will generally be institutional investors such as public pension funds, corporate pension funds, investment funds and companies and qualified trusts forming part of an endowment or charitable foundation.

The Fund has not established safeguards it will apply to, or that will be required in, the Joint Venture Entities. Particular safeguards the Fund will require for investments in Joint Venture Entities will be determined on a case-by-case basis after Clarion Partners considers all facts it believes are relevant, such as the nature and attributes of the Fund’s other potential Joint Venture Entity partners, the proposed structure of the Joint Venture Entity, the nature of the operations, liabilities and assets the Joint Venture Entity may conduct or own, and the proportion of the size of the Fund’s interest when compared to the interests owned by other Joint Venture Entity parties. The Fund expects to consider specific safeguards to address potential consequences relating to:

•

The management of the joint venture, such as obtaining certain approval rights in joint ventures the Fund does not control or providing for procedures to address decisions in the event of an impasse if the Fund shares control of the joint venture.

•	The Fund’s ability to exit a joint venture, such as requiring buy/sell rights, redemption rights or forced liquidation under certain circumstances.

•

The Fund’s ability to control transfers of interests held by other parties in the joint venture, such as requiring consent, right of first refusal or forced redemption rights in connection with transfers.

•	The Fund’s qualification as a REIT for U.S. federal income tax purposes.

4

Investments in Publicly Traded Real Estate Securities

MBS

The following describes certain characteristics of mortgage-backed securities (“MBS”), which includes RMBS and CMBS. It should be noted that new types of MBS are developed and marketed from time to time and that, consistent with its investment limitations, the Fund may invest in those new types of MBS that Clarion Partners or Western Asset believe may assist it in achieving the Fund’s investment objective.

Yield Characteristics. Interest and principal payments on MBS are typically made monthly, and principal may be prepaid at any time because the underlying mortgage loans or other assets generally may be prepaid at any time. As a result, if the Fund purchases such a security at a premium, a prepayment rate that is faster than expected will reduce yield to maturity, while a prepayment rate that is slower than expected will have the opposite effect of increasing yield to maturity. Conversely, if the Fund purchases these securities at a discount, faster than expected prepayments will increase, while slower than expected prepayments will reduce, yield to maturity.

Prepayments on a pool of mortgage loans are influenced by a variety of economic, geographic, social and other factors, including changes in mortgagors’ housing needs, job transfers, unemployment, mortgagors’ net equity in the mortgaged properties and servicing decisions. Generally, however, prepayments on fixed rate mortgage loans will increase during a period of falling interest rates. Accordingly, amounts available for reinvestment by the Fund are likely to be greater during a period of relatively low interest rates and, as a result, are likely to be reinvested at lower interest rates than during a period of relatively high interest rates. MBS may decrease in value as a result of increases in interest rates and may benefit less than other fixed income securities from declining interest rates because of the risk of prepayment.

Guaranteed Mortgage Pass-Through Securities. Mortgage pass-through securities represent participation interests in pools of residential mortgage loans originated by U.S. governmental or private lenders and guaranteed, to the extent provided in such securities, by the U.S. government or one of its agencies or instrumentalities. Any guarantee of such securities runs only to principal and interest payments on the securities and not to the market value of such securities or the principal and interest payments on the underlying mortgages. In addition, the guarantee only runs to the portfolio securities held by the Fund and not to the purchase of Common Stock. Such securities, which are ownership interests in the underlying mortgage loans, differ from conventional debt securities, which provide for periodic payment of interest in fixed amounts (usually semi-annually) and principal payments at maturity or on specified call dates. Mortgage pass-through securities provide for monthly payments that are a “pass-through” of the monthly interest and principal payments (including any prepayments) made by the individual borrowers on the pooled mortgage loans, net of any fees paid to the guarantor of such securities and the servicer of the underlying mortgage loans. Guaranteed mortgage pass-through securities are often sold on a to-be-acquired or “TBA” basis. Such securities are typically sold one to three months in advance of issuance, prior to the identification of the underlying pools of mortgage securities but with the interest payment provisions fixed in advance. The underlying pools of mortgage securities are identified shortly before settlement and must meet certain parameters.

The guaranteed mortgage pass-through securities in which the Fund may invest may include those issued or guaranteed by the Government National Mortgage Association (“Ginnie Mae Certificates”), the Federal National Mortgage Association (“Fannie Mae Certificates”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac Certificates”).

Ginnie Mae Certificates. Ginnie Mae is a wholly-owned United States corporation within the Department of Housing and Urban Development. The full faith and credit of the U.S. government is pledged to the payment of amounts that may be required to be paid under any guarantee, but not as to the market value of such securities. The Ginnie Mae Certificates will represent a pro rata interest in one or more pools of the following types of mortgage loans: (i) fixed rate level payment mortgage loans; (ii) fixed rate graduated payment mortgage loans; (iii) fixed rate growing equity mortgage loans; (iv) fixed rate mortgage loans secured by manufactured (mobile) homes; (v) mortgage loans on residential properties under construction; (vi) mortgage loans on completed residential projects; (vii) fixed rate mortgage loans as to which escrowed funds are used to reduce the borrower’s monthly payments during the early years of the mortgage loans (“buydown” mortgage loans); (viii) mortgage loans that provide for adjustments in payments based on periodic changes in interest rates or in other payment terms of the mortgage loans; and (ix) mortgage-backed serial notes. All of these mortgage loans will be Federal Housing Administration Loans (“FHA Loans”) or Veterans’ Administration Loans (“VA Loans”) and, except as otherwise specified above, will be fully amortizing loans secured by first liens on one- to four-family housing units.

Fannie Mae Certificates. Fannie Mae is a government sponsored corporation which is subject to general regulation by the Secretary of Housing and Urban Development. Each Fannie Mae Certificate will entitle the registered holder thereof to receive amounts representing such holder’s pro rata interest in scheduled principal payments and interest payments (at such Fannie Mae Certificate’s pass-through rate, which is net of any servicing and guarantee fees on the underlying mortgage loans), and any principal prepayments on the mortgage loans in the pool represented by such Fannie Mae Certificate and such holder’s proportionate interest in the full principal amount of any foreclosed or otherwise finally liquidated mortgage loan. The full and timely payment of principal of and interest on each Fannie Mae Certificate, but not the market value thereof, will be guaranteed by Fannie Mae, which guarantee is not backed by the full faith and credit of the U.S. government. Each Fannie Mae Certificate will represent a pro rata interest in one or more pools of FHA Loans, VA Loans or conventional mortgage loans (i.e., mortgage loans that are not insured or guaranteed by any governmental agency) of the following types: (i) fixed rate level payment mortgage loans; (ii) fixed rate growing equity mortgage loans; (iii) fixed rate graduated payment mortgage loans; (iv) variable rate California mortgage loans; (v) other adjustable rate mortgage loans; and (vi) fixed rate mortgage loans secured by residential projects.

5

Freddie Mac Certificates. Freddie Mac is a stockholder owned corporation created pursuant to the Emergency Home Finance Act of 1970, as amended (the “FHLMC Act”), and subject to general regulation by the Department of Housing and Urban Development. Freddie Mac guarantees to each registered holder of a Freddie Mac Certificate ultimate collection of all principal of the related mortgage loans, without any offset or deduction, but does not, generally, guarantee the timely payment of scheduled principal or the market value of the securities. Freddie Mac may remit the amount due on account of its guarantee of collection of principal at any time after default on an underlying mortgage loan, but not later than 30 days following: (i) foreclosure sale; (ii) payment of a claim by any mortgage insurer; or (iii) the expiration of any right of redemption, whichever occurs later, but in any event no later than one year after demand has been made upon the mortgagor for accelerated payment of principal. The obligations of Freddie Mac under its guarantee are obligations solely of Freddie Mac and are not backed by the full faith and credit of the U.S. government.

Freddie Mac Certificates represent a pro rata interest in a group of mortgage loans (a “Freddie Mac Certificate group”) purchased by Freddie Mac. The mortgage loans underlying the Freddie Mac Certificates will consist of fixed rate or adjustable rate mortgage loans with original terms to maturity of between ten and thirty years, substantially all of which are secured by first liens on one- to four-family residential properties or residential projects. Each mortgage loan must meet the applicable standards set forth in the FHLMC Act. A Freddie Mac Certificate group may include whole loans, participation interests in whole loans and undivided interests in whole loans and participations comprising another Freddie Mac Certificate group.

Although the U.S. government guarantees principal and interest payments on securities issued by the U.S. government and some of its agencies, such as securities issued by Ginnie Mae, this guarantee does not apply to losses resulting from declines in the market value of these securities. Some MBS that the Fund may hold are not guaranteed or backed by the full faith and credit of the U.S. government, such as those issued by Fannie Mae and Freddie Mac. Although the U.S. government has recently provided financial support to Fannie Mae and Freddie Mac, there can be no assurance that it will support these or other government-sponsored enterprises in the future.

Corporate Bonds

The Fund may invest in corporate bonds, including corporate bonds of real estate-related companies. Corporate bonds include a wide variety of debt obligations of varying maturities issued by U.S. and foreign corporations (including banks) and other business entities. Bonds are fixed or variable rate debt obligations, including bills, notes, debentures and similar instruments and securities. The Fund will invest in U.S. dollar-denominated corporate bonds and may also invest in bonds denominated in foreign currencies in accordance with the Fund’s investment objective and policies as described in the prospectus.

The Fund has the flexibility to invest in corporate bonds that are below investment grade quality. Corporate bonds rated below investment grade quality (that is, rated below “BBB-” by Standard & Poor’s Corporation (“S&P”) or Fitch Ratings, Inc. (“Fitch”), below “Baa3” by Moody’s Investors Service, Inc. (“Moody’s”) or comparably rated by another nationally recognized statistical rating organization (“NRSRO”)) are commonly referred to as “high yield” securities or “junk bonds.” Issuers of securities rated BB+/Ba1 are regarded as having current capacity to make principal and interest payments but are subject to business, financial or economic conditions which could adversely affect such payment capacity. Corporate bonds rated BBB- or Baa3 or above are considered “investment grade” securities. Corporate bonds rated Baa are considered medium grade obligations that lack outstanding investment characteristics and have speculative characteristics, while corporate bonds rated BBB are regarded as having adequate capacity to pay principal and interest. Corporate bonds rated below investment grade quality are obligations of issuers that are considered predominately speculative with respect to the issuer’s capacity to pay interest and repay principal according to the terms of the obligation and, therefore, carry greater investment risk, including the possibility of issuer default and bankruptcy and increased market price volatility. Corporate bonds rated below investment grade tend to be less marketable than higher-quality securities because the market for them is less broad. The market for corporate bonds unrated by any NRSRO is even narrower. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly and the Fund may have greater difficulty selling its portfolio securities. The Fund will be more dependent on the relevant sub-adviser’s research and analysis when investing in these securities.

A general description of Moody’s, S&P’s and Fitch’s ratings of bonds is set forth in Appendix A hereto. The ratings of Moody’s, S&P and Fitch generally represent their opinions as to the quality of the bonds they rate. It should be emphasized, however, that such ratings are relative and subjective, are not absolute standards of quality, are subject to change and do not evaluate the market risk and liquidity of the securities. Consequently, bonds with the same maturity, coupon and rating may have different yields while obligations of the same maturity and coupon with different ratings may have the same yield.

6

Subject to rating agency guidelines, the Fund may invest a significant portion of its assets in broad segments of the bond market. If the Fund invests a significant portion of its assets in one segment, the Fund will be more susceptible to economic, business, political, regulatory and other developments generally affecting issuers in such segment of the corporate bond market.

Zero Coupon Securities and Payment-In-Kind Securities

The Fund may invest in zero coupon securities and payment-in-kind securities. Zero coupon securities are debt securities that pay no cash income and are sold at substantial discounts from their value at maturity. When a zero coupon security is held to maturity, its entire return, which consists of the amortization discount, comes from the difference between its purchase price and its maturity value. This difference is known at the time of purchase, so that investors holding zero coupon securities until maturity know at the time of their investment what the expected return on their investment will be, assuming full repayment of the bond. The Fund also may purchase payment-in-kind securities. Payment-in-kind securities pay all or a portion of their interest in the form of debt or equity securities rather than cash.

Zero coupon securities and payment-in-kind securities tend to be subject to greater price fluctuations in response to changes in interest rates than are ordinary interest-paying debt securities with similar maturities. The value of zero coupon securities appreciates more during periods of declining interest rates and depreciates more during periods of rising interest rates than ordinary interest-paying debt securities with similar maturities. Zero coupon securities and payment-in-kind securities may be issued by a wide variety of corporate and governmental issuers.

Current U.S. federal income tax law requires the holder of a zero coupon security, certain payment-in-kind securities, and certain other securities acquired at a discount to accrue income with respect to these securities prior to the receipt of cash payments. Accordingly, to avoid liability for U.S. federal income and excise taxes, the Fund may be required to distribute cash attributable to income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.

Variable Rate Obligations

The Fund may invest in variable rate obligations. Variable rate obligations bear interest at rates that are not fixed but vary with changes in specified market rates or indexes, such as the prime rate, and at specified intervals. Such obligations include, but are not limited to, variable rate master demand notes, which are unsecured instruments issued pursuant to an agreement between the issuer and the holder that permit the indebtedness thereunder to vary and provide for periodic adjustments in the interest rate.

Certain of the variable rate obligations that may be purchased by the Fund may carry a demand feature that would permit the holder to tender them back to the issuer of the instrument or to a third party at par value prior to maturity. Some of the demand instruments that may be purchased by the Fund may not trade in a secondary market and would derive their liquidity solely from the ability of the holder to demand repayment from the issuer or third party providing credit support. If a demand instrument is not traded in a secondary market, the Fund will nonetheless treat the instrument as “readily marketable” for the purposes of determining whether the instrument is an illiquid security unless the demand feature has a notice period of more than seven days in which case the instrument will be characterized as “not readily marketable” and therefore illiquid. Clarion Partners or Western Asset will monitor on an ongoing basis the ability of an issuer of a demand instrument to pay principal and interest on demand.

The Fund’s right to obtain payment at par on a demand instrument could be affected by events occurring between the date the Fund elects to demand payment and the date payment is due that may affect the ability of the issuer of the instrument or the third party providing credit support to make payment when due, except when such demand instruments permit same day settlement. To facilitate settlement, these same day demand instruments may be held in book entry form at a bank other than the Fund’s custodian subject to a sub-custodian agreement approved by the Fund between that bank and the Fund’s custodian.

Below Investment Grade (“High Yield” or “Junk”) Securities

Under rating agency guidelines, medium- and lower-rated securities and comparable unrated securities will likely have some quality and protective characteristics that are outweighed by large uncertainties or major risk exposures to adverse conditions. Medium- and lower-rated securities may have poor prospects of ever attaining any real investment standing, may have a current identifiable vulnerability to default or be in default, may be unlikely to have the capacity to pay interest and repay principal when due in the event of adverse business, financial or economic conditions, and/or may be likely to be in default or not current in the payment of interest or principal. Such securities are considered speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations. Accordingly, it is possible that these types of factors could reduce the value of securities held by the Fund with a commensurate effect on the value of the Common Stock.

7

Changes by recognized rating services in their ratings of any security and in the ability of an issuer to make payments of interest and principal may also affect the value of these investments. A description of the ratings used by Moody’s, S&P and Fitch is set forth in Appendix A. The ratings of Moody’s, S&P and Fitch generally represent the opinions of those organizations as to the quality of the securities that they rate. Such ratings, however, are relative and subjective, are not absolute standards of quality, are subject to change and do not evaluate the market risk or liquidity of the securities.

The secondary markets for high yield securities are generally not as liquid as the secondary markets for higher rated securities. The secondary markets for high yield securities are concentrated in relatively few market makers and participants in the market are mostly institutional investors, including insurance companies, banks, other financial institutions and mutual funds. In addition, the trading volume for high yield securities is generally lower than that for higher-rated securities, and the secondary markets could contract under adverse market or economic conditions independent of any specific adverse changes in the condition of a particular issuer. These factors may have an adverse effect on the ability of the Fund to dispose of particular portfolio investments, may adversely affect the Fund’s net asset value per share and may limit the ability of the Fund to obtain accurate market quotations for purposes of valuing securities and calculating net asset value. If the Fund is not able to obtain precise or accurate market quotations for a particular security, it will become more difficult to value the Fund’s portfolio securities, and a greater degree of judgment may be necessary in making such valuations. Less liquid secondary markets may also affect the ability of the Fund to sell securities at their fair value. If the secondary markets for high yield securities contract due to adverse economic conditions or for other reasons, certain liquid securities in the Fund’s portfolio may become illiquid and the proportion of the Fund’s assets invested in illiquid securities may significantly increase.

Prices for high yield securities may be affected by legislative and regulatory developments. These laws could adversely affect the Fund’s net asset value and investment practices, the secondary market for high yield securities, the financial condition of issuers of these securities and the value of outstanding high yield securities. For example, federal legislation requiring the divestiture by federally insured savings and loan associations of their investments in high yield bonds and limiting the deductibility of interest by certain corporate issuers of high yield bonds adversely affected the market in recent years. See “Risks—Below Investment Grade (High Yield or Junk) Securities Risk” in the prospectus.

U.S. Government Obligations

Securities issued or guaranteed by U.S. government agencies and instrumentalities include obligations that are supported by: (a) the full faith and credit of the Treasury (e.g., Ginnie Mae Certificates); (b) the limited authority of the issuer or guarantor to borrow from the Treasury (e.g., obligations of Federal Home Loan Banks); or (c) only the credit of the issuer or guarantor (e.g., Freddie Mac Certificates). In the case of obligations not backed by the full faith and credit of the Treasury, the agency issuing or guaranteeing the obligation is principally responsible for ultimate repayment.

Agencies and instrumentalities that issue or guarantee debt securities and that have been established or sponsored by the U.S. government include, in addition to those identified above, the Bank for Cooperatives, the Export-Import Bank, the Federal Farm Credit System, the Federal Intermediate Credit Banks, the Federal Land Banks, Fannie Mae and the Student Loan Marketing Association.

Reverse Repurchase Agreements

The Fund may enter into reverse repurchase agreements, under which the Fund will effectively pledge its assets as collateral to secure a short-term loan. Generally, the other party to the agreement makes the loan in an amount equal to a percentage of the market value of the pledged collateral. At the maturity of the reverse repurchase agreement, the Fund will be required to repay the loan and correspondingly receive back its collateral. While used as collateral, the assets continue to pay principal and interest which are for the benefit of the Fund.

Repurchase Agreements

A repurchase agreement is a transaction in which the seller of a security commits itself at the time of the sale to repurchase that security from the Fund, as the buyer, at a mutually agreed upon time and price.

The Fund will enter into repurchase agreements only with dealers, domestic banks or recognized financial institutions which, in the opinion of Clarion Partners or Western Asset, are deemed creditworthy. Clarion Partners or Western Asset will monitor the value of the securities underlying the repurchase agreement at the time the transaction is entered into and at all times during the term of the repurchase agreement to ensure that the value of the securities always equals or exceeds the repurchase price. The Fund requires that additional securities be deposited if the value of the securities purchased decreases below their resale price and does not bear the risk of a decline in the value of the underlying security unless the seller defaults under the repurchase obligation. In the event of default by the seller under the repurchase agreement, the Fund could experience losses and experience delays in connection with the disposition of the underlying security. To the extent that, in the meantime, the value of the securities that the Fund has purchased has decreased, the Fund could experience a loss. Repurchase agreements with maturities of more than seven days will be treated as illiquid securities by the Fund.

8

Loans of Portfolio Securities

The Fund may lend portfolio securities to brokers or dealers or other financial institutions although it has no current intention to do so. The procedure for the lending of securities will include the following features and conditions. The borrower of the securities will deposit cash or liquid securities with the Fund in an amount equal to a minimum of 100% of the market value of the securities lent. The Fund will invest the cash collateral in short-term debt securities or cash equivalents and earn the interest thereon. A negotiated portion of the income so earned may be paid to the borrower and/or the broker who arranged the loan. If the Fund receives securities as collateral, the Fund will receive a fee from the borrower. If the value of the collateral drops below the required minimum at any time, the borrower may be called upon to post additional collateral. If the additional collateral is not paid, the loan will be immediately due and the Fund may use the collateral or its own cash to replace the securities by purchase in the open market charging any loss to the borrower. These will be “demand” loans and may be terminated by the Fund at any time. The Fund will receive any dividends and interest paid on the securities lent and the loans will be structured to assure that the Fund will be able to exercise its voting rights on the securities.

Rule 144A Securities

The Fund may purchase Rule 144A securities for which there is a secondary market of qualified institutional buyers, as defined in Rule 144A promulgated under the Securities Act. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to qualified institutional buyers. The Board has determined that Rule 144A securities may be considered liquid securities if so determined by Western Asset. Western Asset has adopted policies and procedures for the purpose of determining whether securities that are eligible for resales under Rule 144A are liquid or illiquid. Pursuant to those policies and procedures, Western Asset may make the determination as to whether a particular security is liquid or illiquid with consideration to be given to, among other things, the frequency of trades and quotes for the security, the number of dealers willing to sell the security, the number of potential purchasers, dealer undertakings to make a market in the security, the nature of the security and the time needed to dispose of the security.

To the extent that liquid Rule 144A securities that the Fund holds become illiquid, due to the lack of sufficient qualified institutional buyers or market or other conditions, the percentage of the Fund’s assets invested in illiquid assets would increase. Western Asset will monitor Fund investments in Rule 144A securities and will consider appropriate measures to enable the Fund to meet any investment limitations and to maintain sufficient liquidity for operating purposes and to meet redemption requests.

Restricted Securities and Securities with Limited Trading Markets

The Fund may purchase securities for which there is a limited trading market or which are subject to restrictions on resale to the public. If the Fund were to assume substantial positions in securities with limited trading markets, the activities of the Fund could have an adverse effect upon the liquidity and marketability of such securities and the Fund might not be able to dispose of its holdings in those securities at then current market prices. Circumstances could also exist (to satisfy redemptions, for example) when portfolio securities might have to be sold by the Fund at times which otherwise might be considered to be disadvantageous so that the Fund might receive lower proceeds from such sales than it had expected to realize. Investments in securities which are “restricted” may involve added expenses to the Fund should the Fund be required to bear registration costs with respect to such securities. The Fund could also be delayed in disposing of such securities which might have an adverse effect upon the price and timing of sales and the liquidity of the Fund. Restricted securities and securities for which there is a limited trading market may be significantly more difficult to value due to the unavailability of reliable market quotations for such securities, and investment in such securities may have an adverse impact on net asset value. As more fully described above, the Fund may purchase Rule 144A securities for which there may be a secondary market of qualified institutional buyers as contemplated by Rule 144A under the Securities Act.

Convertible Securities and Synthetic Convertible Securities

The Fund may invest in convertible securities. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. Similar to traditional fixed income securities, the market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security tends to trade increasingly on a yield basis and thus may not decline in price to the same extent as the underlying common stock. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

9

Convertible securities are investments that provide for a stable stream of income with generally higher yields than common stock. There can be no assurance of current income because the issuers of the convertible securities may default on their obligations. Convertible securities, however, generally offer lower interest or dividend yields than non-convertible securities of similar credit quality because of the potential for capital appreciation. A convertible security, in addition to providing current income, offers the potential for capital appreciation through the conversion feature, which enables the holder to benefit from increases in the market price of the underlying common stock.

Synthetic convertible securities differ from convertible securities in certain respects. Unlike a true convertible security, which is a single security having a unitary market value, a synthetic convertible comprises two or more separate securities, each with its own market value. Therefore, the “market value” of a synthetic convertible security is the sum of the values of its debt component and its convertibility component. For this reason, the values of a synthetic convertible and a true convertible security may respond differently to market fluctuations.

Credit Linked Notes

Credit linked notes are structured securities typically issued by banks whose principal and interest payments are contingent on the performance of the reference issuer. Credit linked notes are created by embedding a credit default swap in a funded asset to form an investment whose credit risk and cash flow characteristics resemble those of a bond or loan. These credit linked notes pay an enhanced coupon to the investor for taking on the added credit risk of the reference issuer.

Derivatives

The Fund may use various investment strategies described below to hedge market risks (such as broad or specific market movements, interest rates and currency exchange rates), to manage the effective maturity or duration of debt instruments held by the Fund, or to seek to increase the Fund’s income or gain.

The Fund may purchase and sell interest rate, currency or stock or bond index futures contracts and enter into currency transactions; purchase and sell (or write) exchange listed and over-the-counter (“OTC”) put and call options on securities, currencies, futures contracts, indexes and other financial instruments; enter into interest rate transactions, forward transactions, equity or debt swaps and related transactions; and invest in indexed securities and other similar transactions, which may be developed to the extent that Clarion Partners or Western Asset determines that they are consistent with the Fund’s investment objective and policies and applicable regulatory requirements (collectively, these transactions are referred to as “Derivatives”). The Fund’s interest rate transactions may take the form of swaps, caps, floors, collars and other combinations of options, forwards, swaps and/or futures, and the Fund’s currency transactions may take the form of currency forward contracts, currency futures contracts and options thereon, currency swaps and options on currencies or combinations thereof.

The Fund is not a “commodity pool” (i.e., a pooled investment vehicle which trades in commodity futures contracts and options thereon and the operator of which is registered with the Commodity Futures Trading Commission (the “CFTC”)), and Derivatives involving futures contracts and options on futures contracts will be purchased, sold or entered into only for bona fide hedging purposes, provided that the Fund may enter into such transactions for purposes other than bona fide hedging if, immediately thereafter,

(i) its pro rata share of the sum of the amount of initial margin deposits on futures contracts entered into by the Fund and premiums paid for unexpired options with respect to such contracts so that it does not exceed 5% of the liquidation value of the Fund’s net assets, after taking into account unrealized profits and unrealized losses on such contracts and options (in the case of an option that is in-the-money at the time of purchase, the in-the-money amount may be excluded in calculating the 5% limitation); or

(ii) the aggregate “notional value” (i.e., the size of the contract, in contract units, times the current market price (futures position) or strike price (options position) of each such unit) of the contract, so that it does not exceed the liquidation value of the Fund, after taking into account unrealized profits and unrealized losses on such contracts and options.

10

Derivatives involve special risks, including possible default by the other party to the transaction, illiquidity and, to the extent Clarion Partners or Western Assets’ view as to certain market movements is incorrect, the risk that the use of Derivatives could result in significantly greater losses than if they had not been used. The degree of the Fund’s use of Derivatives may be limited by certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”). For instance, the Fund will use Derivatives only to the extent such Derivatives are consistent with the requirements of the Code for maintaining its qualification as a REIT for U.S. federal income tax purposes.

Futures Contracts. The Fund may trade futures contracts: (1) on domestic and foreign exchanges on currencies, interest rates and bond indexes; and (2) on domestic and, to the extent permitted by the CFTC, foreign exchanges on single stocks and stock indexes. Futures contracts are generally bought and sold on the commodities exchanges on which they are listed with payment of initial and variation margin as described below. The sale of a futures contract creates a firm obligation by the Fund, as seller, to deliver to the buyer the specific type of financial instrument called for in the contract at a specific future time for a specified price (or with respect to certain instruments, the net cash amount). The Fund is not a commodity pool, and the Fund, where permitted, will use futures contracts and options thereon solely: (i) for bona fide hedging purposes; and (ii) for other purposes in amounts permitted by the rules and regulations promulgated by the CFTC. The Fund’s use of financial futures contracts and options thereon will in all cases be consistent with applicable regulatory requirements and in particular the rules and regulations of the CFTC. Maintaining a futures contract or selling an option on a futures contract will typically require the Fund to deposit with a financial intermediary, as security for its obligations, an amount of cash or other specified assets (“initial margin”) that initially is from 1% to 10% of the face amount of the contract (but may be higher in some circumstances). Additional cash or assets (“variation margin”) may be required to be deposited thereafter daily as the mark-to-market value of the futures contract fluctuates. In addition, the value of all futures contracts sold by the Fund (adjusted for the historical volatility relationship between the Fund and the contracts) will not exceed the total market value of the Fund’s securities. In addition, the value of the Fund’s long futures and options positions (futures contracts on stock or bond indexes, interest rates or foreign currencies and call options on such futures contracts) will not exceed the sum of: (a) liquid assets segregated for this purpose; (b) cash proceeds on existing investments due within thirty days; and (c) accrued profits on the particular futures or options positions.

Interest Rate Futures Contracts. The Fund may enter into interest rate futures contracts in order to protect it from fluctuations in interest rates without necessarily buying or selling debt securities. An interest rate futures contract is an agreement to take or make delivery of either: (i) an amount of cash equal to the difference between the value of a particular index of debt securities at the beginning and at the end of the contract period; or (ii) a specified amount of a particular debt security at a future date at a price set at time of the contract. For example, if the Fund owns bonds, and interest rates are expected to increase, the Fund might sell futures contracts on debt securities having characteristics similar to those held in the portfolio. Such a sale would have much the same effect as selling an equivalent value of the bonds owned by the Fund. If interest rates did increase, the value of the debt securities in the portfolio would decline, but the value of the futures contracts to the Fund would increase at approximately the same rate, thereby keeping the net asset value of each class of the Fund from declining as much as it otherwise would have. The Fund could accomplish similar results by selling bonds with longer maturities and investing in bonds with shorter maturities when interest rates are expected to increase. However, since the futures market may be more liquid than the cash market, the use of futures contracts as a risk management technique allows the Fund to maintain a defensive position without having to sell its portfolio securities.

Similarly when Clarion Partners or Western Asset expects that interest rates may decline, the Fund may purchase interest rate futures contracts in an attempt to hedge against having to make subsequently anticipated purchases of bonds at the higher prices expected to result from declining interest rates. Since the fluctuations in the value of appropriately selected futures contracts should be similar to that of the bonds that will be purchased, the Fund could take advantage of the anticipated rise in the cost of the bonds without actually buying them until the market had stabilized. At that time, the Fund could make the intended purchase of the bonds in the cash market and the futures contracts could be liquidated.

At the time of delivery of securities pursuant to an interest rate futures contract, adjustments are made to recognize differences in value arising from the delivery of securities with a different interest rate from that specified in the contract. In some instances, securities called for by a futures contract may have a shorter term than the term of the futures contract and, consequently, may not in fact have been issued when the futures contract was entered.

Options. In order to hedge against adverse market shifts or to increase income or gain, the Fund may purchase put and call options or write “covered” put and call options on securities, fixed income instruments, interest rates or currencies or on futures contracts on securities, stock indexes, interest rates or currencies. A call option is “covered” if, so long as the Fund is obligated as the writer of the option, it will: (i) own the underlying investment subject to the option; (ii) own securities convertible or exchangeable without the payment of any consideration into the securities subject to the option; (iii) own a call option on the relevant security or currency with an exercise price no higher than the exercise price on the call option written or (iv) deposit with its custodian in a segregated account liquid assets having a value equal to the excess of the value of the security or index that is the subject of the call over the exercise price. A put option is “covered” if, to support its obligation to purchase the underlying investment if a put option that

11

the Fund writes is exercised, the Fund will either (a) deposit with its custodian in a segregated account liquid assets having a value at least equal to the exercise price of the underlying investment or (b) continue to own an equivalent number of puts of the same “series” (that is, puts on the same underlying investment having the same exercise prices and expiration dates as those written by the Fund), or an equivalent number of puts of the same “class” (that is, puts on the same underlying investment) with exercise prices greater than those that it has written (or, if the exercise prices of the puts it holds are less than the exercise prices of those it has written, it will deposit the difference with its custodian in a segregated account). Parties to options transactions must make certain payments and/or set aside certain amounts of assets in connection with each transaction, as described below.

In all cases, except for certain options on interest rate futures contracts, by writing a call, the Fund will limit its opportunity to profit from an increase in the market value of the underlying investment above the exercise price of the option for as long as the Fund’s obligation as writer of the option continues. By writing a put, the Fund will limit its opportunity to profit from a decrease in the market value of the underlying investment below the exercise price of the option for as long as the Fund’s obligation as writer of the option continues. Upon the exercise of a put option written by the Fund, the Fund may suffer an economic loss equal to the difference between the price at which the Fund is required to purchase the underlying investment and its market value at the time of the option exercise, less the premium received for writing the option. Upon the exercise of a call option written by the Fund, the Fund may suffer an economic loss equal to an amount not less than the excess of the investment’s market value at the time of the option exercise over the Fund’s acquisition cost of the investment, less the sum of the premium received for writing the option and the positive difference, if any, between the call price paid to the Fund and the Fund’s acquisition cost of the investment.

In all cases except for certain options on interest rate futures contracts, in purchasing a put option, the Fund will seek to benefit from a decline in the market price of the underlying investment, while in purchasing a call option, the Fund will seek to benefit from an increase in the market price of the underlying investment. If an option purchased is not sold or exercised when it has remaining value, or if the market price of the underlying investment remains equal to or greater than the exercise price, in the case of a put, or remains equal to or below the exercise price, in the case of a call, during the life of the option, the Fund will lose its investment in the option. For the purchase of an option to be profitable, the market price of the underlying investment must decline sufficiently below the exercise price, in the case of a put, and must increase sufficiently above the exercise price, in the case of a call, to cover the premium and transaction costs.

In the case of certain options on interest rate futures contracts, the Fund may purchase a put option in anticipation of a rise in interest rates, and purchase a call option in anticipation of a fall in interest rates. By writing a covered call option on interest rate futures contracts, the Fund will limit its opportunity to profit from a fall in interest rates. By writing a covered put option on interest rate futures contracts, the Fund will limit its opportunity to profit from a rise in interest rates.

The Fund may choose to exercise the options it holds, permit them to expire or terminate them prior to their expiration by entering into closing transactions. The Fund may enter into a closing purchase transaction in which the Fund purchases an option having the same terms as the option it had written or a closing sale transaction in which the Fund sells an option having the same terms as the option it had purchased. A covered option writer unable to effect a closing purchase transaction will not be able to sell the underlying security until the option expires or the underlying security is delivered upon exercise, with the result that the writer will be subject to the risk of market decline in the underlying security during such period. Should the Fund choose to exercise a call option, the Fund will purchase in the open market the securities, commodities or commodity futures contracts underlying the exercised option.

Exchange-listed options on securities and currencies, with certain exceptions, generally settle by physical delivery of the underlying security or currency, although in the future, cash settlement may become available. Frequently, rather than taking or making delivery of the underlying instrument through the process of exercising the option, listed options are closed by entering into offsetting purchase or sale transactions that do not result in ownership of the new option. Index options are cash settled for the net amount, if any, by which the option is “in-the-money” (that is, the amount by which the value of the underlying instrument exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option) at the time the option is exercised.

Put options and call options typically have similar structural characteristics and operational mechanics regardless of the underlying instrument on which they are purchased or sold. Thus, the following general discussion relates to each of the particular types of options discussed in greater detail below.

A put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the writer of the option the obligation to buy, the underlying security, index, currency or other instrument at the exercise price. The Fund’s purchase of a put option on a security, for example, might be designed to protect its holdings in the underlying instrument (or, in some cases, a similar instrument) against a substantial decline in the market value of such instrument by giving the Fund the right to sell the instrument at the option exercise price. A call option, upon payment of a premium, gives the purchaser of the option the right to buy, and the seller the obligation to sell, the underlying instrument at the exercise price. The Fund’s purchase of a call option on a security, financial futures contract, index, currency or other instrument might be intended to protect the Fund against an increase in the price of the underlying instrument that it intends to purchase in the future by fixing the price at which it may purchase the instrument. An “American” style put or call option may be exercised at any time during the option exercised period. A “European” style put or call option may be exercised only upon expiration. A “Bermudan” style put or call option may be exercised at any time on fixed dates occurring during the term of the option. Exchange-listed options are issued by a regulated intermediary such as the Options Clearing Corporation (the “OCC”), which guarantees the performance of the obligations of the parties to the options. The discussion below uses the OCC as an example, but is also applicable to other similar financial intermediaries.

12

Index options are cash settled for the net amount, if any, by which the option is “in-the-money” (that is, the amount by which the value of the underlying instrument exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option) at the time the option is exercised. Frequently, rather than taking or making delivery of the underlying instrument through the process of exercising the option, listed options are closed by entering into offsetting purchase or sale transactions that do not result in ownership of the new option.

The Fund’s ability to close out its position as a purchaser or seller of an OCC-issued or exchange-listed put or call option is dependent, in part, upon the liquidity of the particular option market. Among the possible reasons for the absence of a liquid option market on an exchange are: (1) insufficient trading interest in certain options, (2) restrictions on transactions imposed by an exchange, (3) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities, including reaching daily price limits, (4) interruption of the normal operations of the OCC or an exchange, (5) inadequacy of the facilities of an exchange or the OCC to handle current trading volume, or (6) a decision by one or more exchanges to discontinue the trading of options (or a particular class or series of options), in which event the relevant market for that option on that exchange would cease to exist, although any such outstanding options on that exchange would continue to be exercisable in accordance with their terms.

The hours of trading for listed options may not coincide with the hours during which the underlying financial instruments are traded. To the extent that the option markets close before the markets for the underlying financial instruments, significant price and rate movements can take place in the underlying markets that would not be reflected in the corresponding option markets.

OTC options are purchased from or sold to securities dealers, financial institutions or other parties (collectively referred to as “Counterparties” and individually referred to as a “Counterparty”) through a direct bilateral agreement with the Counterparty. In contrast to exchange-listed options, which generally have standardized terms and performance mechanics, all of the terms of an OTC option, including such terms as method of settlement, term, exercise price, premium, guaranties and security, are determined by negotiation of the parties. It is anticipated that the Fund will generally only enter into OTC options that have cash settlement provisions, although it will not be required to do so.

Unless the parties provide for it, no central clearing or guaranty function is currently expected to be involved in an OTC option. As a result, if a Counterparty fails to make or take delivery of the security, currency or other instrument underlying an OTC option it has entered into with the Fund or fails to make a cash settlement payment due in accordance with the terms of that option, the Fund will lose any premium it paid for the option as well as any anticipated benefit of the transaction. Thus, Clarion Partners or Western Asset must assess the creditworthiness of each such Counterparty or any guarantor or credit enhancement of the Counterparty’s credit to determine the likelihood that the terms of the OTC option will be met. See “Risks—Derivatives Risk” in the prospectus. The Fund will enter into OTC option transactions only with U.S. government securities dealers recognized by the Federal Reserve Bank of New York as “primary dealers,” or broker-dealers, domestic or foreign banks, or other financial institutions that Clarion Partners or Western Asset deems to be creditworthy. In the absence of a change in the current position of the SEC, OTC options purchased by the Fund and the amount of the Fund’s obligation pursuant to an OTC option sold by the Fund (the cost of the sell-back plus the in-the-money amount, if any) or the value of the assets held to cover such options will be deemed illiquid.

If the Fund sells a call option, it is foregoing its participation in the appreciation in the value of the underlying asset; however, the premium that it receives may serve as a partial hedge, to the extent of the option premium, against an increase in the value of the underlying securities or instruments held by the Fund and may increase the Fund’s income. Similarly, the sale of put options can also provide gains for the Fund.

The Fund may purchase and sell call options on securities that are traded on U.S. and foreign securities exchanges and in the OTC markets, and on securities indexes, currencies and futures contracts. All calls sold by the Fund must be “covered” (that is, the Fund must own the securities or futures contract subject to the call) for so long as the call is outstanding. Even though the Fund will receive the option premium to help protect it against loss, a call sold by the Fund will expose the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or instrument and may require the Fund to hold a security or instrument that it might otherwise have sold.

The Fund reserves the right to purchase or sell options on instruments and indexes which may be developed in the future to the extent consistent with applicable law and the Fund’s investment objective and the restrictions set forth herein.

The Fund may purchase and sell put options on securities (whether or not it holds the securities in its portfolio) and on securities indexes, currencies and futures contracts. In selling put options, the Fund faces the risk that it may be required to buy the underlying security at a disadvantageous price above the market price.

13

Options on Futures Contracts. The Fund may purchase put and call options and write covered put and call options on futures contracts on stock indexes, interest rates and currencies traded on domestic and, to the extent permitted by the CFTC, foreign exchanges, in order to hedge all or a portion of its investments or to increase income or gain and may enter into closing transactions in order to terminate existing positions. There is no guarantee that such closing transactions can be effected. An option on a stock index futures contract, interest rate futures contract or currency futures contract, as contrasted with the direct investment in such a contract, gives the purchaser the right, in return for the premium paid, to assume a position in the underlying contract at a specified exercise price at any time on or before the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account. The potential loss related to the purchase of an option on a futures contract is limited to the premium paid for the option (plus transaction costs). While the price of the option is fixed at the point of sale, the value of the option does change daily and the change would be reflected in the net asset value of the Fund.

The purchase of an option on a financial futures contract involves payment of a premium for the option without any further obligation on the part of the Fund. If the Fund exercises an option on a futures contract it will be obligated to post initial margin (and potentially variation margin) for the resulting futures position just as it would for any futures position. Futures contracts and options thereon are generally settled by entering into an offsetting transaction, but no assurance can be given that a position can be offset prior to settlement or that delivery will occur.

Interest Rate and Equity Swaps and Related Transactions. The Fund may enter into interest rate and equity swaps and may purchase or sell (i.e., write) interest rate and equity caps, floors, collars and combinations thereof. The Fund expects to enter into these transactions in order to hedge against either a decline in the value of the securities included in the Fund’s portfolio or against an increase in the price of the securities which it plans to purchase, in order to preserve or maintain a return or spread on a particular investment or portion of its portfolio or to achieve a particular return on cash balances, or in order to increase income or gain. Interest rate and equity swaps involve the exchange by the Fund with another party of their respective commitments to make or receive payments based on a notional principal amount. The purchase of an interest rate or equity cap entitles the purchaser, to the extent that a specified index exceeds a predetermined level, to receive payments on a contractually-based principal amount from the party selling the interest rate or equity cap. The purchase of an interest rate or equity floor entitles the purchaser, to the extent that a specified index falls below a predetermined rate, to receive payments on a contractually-based principal amount from the party selling the interest rate or equity floor. A collar is a combination of a cap and a floor which preserves a certain return within a predetermined range of values.

The Fund may enter into interest rate and equity swaps, caps, floors and collars on either an asset-based or liability-based basis, depending on whether it is hedging its assets or its liabilities, and will usually enter into interest rate and equity swaps on a net basis (i.e., the two payment streams are netted out), with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund’s obligations over its entitlements with respect to each interest rate or equity swap will be accrued on a daily basis, and an amount of liquid assets having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Fund’s custodian in accordance with procedures established by the Board of Directors. If the Fund enters into an interest rate or equity swap on other than a net basis, the Fund will maintain a segregated account in the full amount accrued on a daily basis of the Fund’s obligations with respect to the swap. The Fund will only enter into interest rate and equity swap, cap, floor or collar transactions with counterparties Clarion Partners or Western Asset deems to be creditworthy. Clarion Partners or Western Asset will monitor the creditworthiness of counterparties to its interest rate and equity swap, cap, floor and collar transactions on an ongoing basis. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction.

The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and agents utilizing standardized swap documentation. Clarion Partners or Western Asset has determined that, as a result, the swap market is liquid. Caps, floors and collars are more recent innovations for which standardized documentation has not yet been developed and, accordingly, they are less liquid than swaps with standardized documentation. The use of interest rate and equity swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If Clarion Partners or Western Asset is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these investment techniques were not utilized. Moreover, even if Clarion Partners or Western Asset is correct in its forecasts, there is a risk that the swap position may correlate imperfectly with the price of the asset or liability being hedged.

14

The liquidity of swap agreements will be determined by Clarion Partners or Western Asset based on various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features) and (5) the nature of the marketplace for trades (including the ability to assign or offset the Fund’s rights and obligations relating to the investment). Such determination will govern whether a swap will be deemed within the percentage restriction on investments in securities that are not readily marketable.

The Fund may invest in derivative instruments, such as options contracts, futures contracts, options on futures contracts, indexed securities, credit linked notes, credit default swaps and other swap agreements for investment, hedging and risk management purposes. The Fund may invest without limitation in derivative instruments related to currencies, including options contracts, futures contracts, options on futures contracts, forward contracts and swap agreements and combinations thereof; provided that such currency derivatives are used for hedging purposes only. The Fund may sell certain equities or fixed income securities short including, but not limited to Treasury securities, for investing and/or hedging purposes.

Percentage limitations described in this Statement of Additional Information are at the time of investment by the Fund and may be exceeded on a going-forward basis as a result of credit rating downgrades or market value fluctuations in the Fund’s portfolio securities.

The effective use of swaps and related transactions by the Fund may depend, among other things, on the Fund’s ability to terminate the transactions at times when Clarion Partners or Western Asset deems it desirable to do so. Because swaps and related transactions are bilateral contractual arrangements between the Fund and counterparties to the transactions, the Fund’s ability to terminate such an arrangement may be considerably more limited than in the case of an exchange traded instrument. To the extent the Fund does not, or cannot, terminate such a transaction in a timely manner, the Fund may suffer a loss in excess of any amounts that it may have received, or expected to receive, as a result of entering into the transaction. If the other party to a swap defaults, the Fund’s risk of loss is the net amount of payments that the Fund contractually is entitled to receive, if any. The Fund may purchase and sell caps, floors and collars without limitation, subject to the segregated account requirement described above.

Indexed Securities. The Fund may purchase securities whose prices are indexed to the prices of other securities, securities indexes, currencies, or other financial indicators. Indexed securities typically, but not always, are debt securities or deposits whose value at maturity or coupon rate is determined by reference to a specific instrument or statistic. Currency-indexed securities typically are short-term to intermediate-term debt securities whose maturity values or interest rates are determined by reference to the values of one or more specified foreign currencies, and may offer higher yields than U.S. dollar-denominated securities of equivalent issuers. Currency-indexed securities may be positively or negatively indexed; that is, their maturity value may increase when the specified currency value increases, resulting in a security that performs similarly to a foreign currency-denominated instrument, or their maturity value may decline when foreign currencies increase, resulting in a security whose price characteristics are similar to a put on the underlying currency. Currency-indexed securities may also have prices that depend on the values of a number of different foreign currencies relative to each other.

Combined Transactions. The Fund may enter into multiple transactions, including multiple options transactions, multiple futures transactions, multiple currency transactions (including forward currency contracts), multiple interest rate transactions and any combination of futures, options, currency and interest rate transactions, instead of a single Derivative, as part of a single or combined strategy when, in the judgment of Clarion Partners or Western Asset, it is in the best interests of the Fund to do so. A combined transaction will usually contain elements of risk that are present in each of its component transactions. Although combined transactions will normally be entered into by the Fund based on Clarion Partners or Western Asset’s judgment that the combined strategies will reduce risk or otherwise more effectively achieve the desired portfolio management goal, it is possible that the combination will instead increase the risks or hinder achievement of the Fund’s objective.

Risk Factors. Derivatives have special risks associated with them, including possible default by the counterparty to the transaction, illiquidity and, to the extent Clarion Partners or Western Asset’s view as to certain market movements is incorrect, the risk that the use of the Derivatives could result in losses greater than if they had not been used. Use of put and call options could result in losses to the Fund, force the purchase or sale, as the case may be, of written portfolio securities at inopportune times or for prices higher than (in the case of written put options) or lower than (in the case of written call options) current market values, or cause the Fund to hold a security it might otherwise sell.

The use of futures and options transactions entails certain special risks. In particular, the variable degree of correlation between price movements of futures contracts and price movements in the related securities position of the Fund could create the possibility that losses on the hedging instrument are greater than gains in the value of the Fund’s position. In addition, futures and options markets could be illiquid in some circumstances and certain OTC options could have no markets. As a result, in certain markets, the Fund might not be able to close out a transaction without incurring substantial losses. Although the Fund’s use of futures and options transactions for hedging should tend to minimize the risk of loss due to a decline in the value of the hedged position, at the same time it will tend to limit any potential gain to the Fund that might result from an increase in value of the position. There is also the risk of loss by the Fund of margin deposits in the event of bankruptcy of a broker with whom the Fund has an open position in a futures contract or option thereon. Finally, the daily variation margin requirements for futures contracts create a greater ongoing potential financial risk than would purchases of options, in which case the exposure is limited to the cost of the initial premium. However, because option premiums paid by the Fund are small in relation to the market value of the investments underlying the options, buying options can result in large amounts of leverage. This leverage offered by trading in options could cause the Fund’s net asset value to be subject to more frequent and wider fluctuation than would be the case if the Fund did not invest in options. See “Leverage” in the prospectus.

15

As is the case with futures and options strategies, the effective use of swaps and related transactions by the Fund may depend, among other things, on the Fund’s ability to terminate the transactions at times when Clarion Partners or Western Asset deems it desirable to do so. To the extent the Fund does not, or cannot, terminate such a transaction in a timely manner, the Fund may suffer a loss in excess of any amounts that it may have received, or expected to receive, as a result of entering into the transaction.

Because the amount of interest and/or principal payments which the issuer of indexed securities is obligated to make is linked to the prices of other securities, securities indexes, currencies, or other financial indicators, such payments may be significantly greater or less than payment obligations in respect of other types of debt securities. As a result, an investment in indexed securities may be considered speculative. Moreover, the performance of indexed securities depends to a great extent on the performance of, and may be more volatile than, the security, currency, or other instrument to which they are indexed, and may also be influenced by interest rate changes in the United States and abroad. At the same time, indexed securities are subject to the credit risks associated with the issuer of the security, and their values may decline substantially if the issuer’s creditworthiness deteriorates.

Losses resulting from the use of Derivatives will reduce the Fund’s net asset value, and possibly income, and the losses can be greater than if Derivatives had not been used. See “Risks—Derivatives Risk” in the prospectus.

When conducted outside the United States, Derivatives transactions may not be regulated as rigorously as in the United States, may not involve a clearing mechanism and related guarantees, and will be subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities, currencies and other instruments. In addition, the price of any foreign futures or foreign options contract and, therefore, the potential profit and loss thereon, may be affected by any variance in the foreign exchange rate between the time an order is placed and the time it is liquidated, offset or exercised. The value of positions taken as part of non-U.S. Derivatives also could be adversely affected by: (1) other complex foreign political, legal and economic factors, (2) lesser availability of data on which to make trading decisions than in the United States, (3) delays in the Fund’s ability to act upon economic events occurring in foreign markets during non-business hours in the United States, (4) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States and (5) lower trading volume and liquidity.

Tax Consequences of Hedging

Under applicable tax law, the Fund’s hedging activities may result in the application of the mark-to-market and straddle provisions of the Code. Those provisions could cause the Fund to recognize income or gain without a corresponding receipt of cash with which to satisfy distribution requirements, could result in an increase (or decrease) in the amount of taxable dividends paid by the Fund and could affect whether dividends paid by the Fund are classified as capital gains or ordinary income.

Common Stock

The Fund may hold common stocks. Common stock represents an equity ownership interest in a corporation, providing voting rights and entitling the holder to a share of the company’s success through dividends and/or capital appreciation. In the event of liquidation, common stockholders have rights to a company’s remaining assets after bond holders, other debt holders, and preferred stockholders have been paid in full. Typically, common stockholders are entitled to one vote per share to elect the company’s board of directors (although the number of votes is not always directly proportional to the number of shares owned). Common stockholders also receive voting rights regarding other company matters such as mergers and certain important company policies, such as issuing securities to management. In addition to voting rights, common stockholders sometimes enjoy what are called “preemptive rights.” Preemptive rights allow common stockholders to maintain their proportional ownership in the company in the event that the company issues another offering of stock. This means that common stockholders with preemptive rights have the right but not the obligation to purchase as many new shares of the stock as it would take to maintain their proportional ownership in the company. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. In addition, the prices of common stocks are sensitive to general movements in the stock market, and a drop in the stock market may depress the prices of common stocks to which the Fund has exposure. Common stock prices fluctuate for several reasons including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting an issuer occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. The value of the common stocks in which the Fund may invest will be affected by changes in the stock markets generally, which may be the result of domestic or international political or economic news, changes in interest rates or changing investor sentiment. At times, stock markets can be volatile and stock prices can change substantially. The common stocks of smaller companies are more sensitive to these changes than those of larger companies. Common stock risk will affect the Fund’s net asset value per share, which will fluctuate as the value of the securities held by the Fund change.

16

Preferred Stock

Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of common stock, dividends and a fixed share of the proceeds resulting from liquidation of the company. Some preferred stock also entitles its holders to receive additional liquidation proceeds on the same basis as holders of a company’s common stock, and thus also represents an ownership interest in the company. Some preferred stock offers a fixed rate of return with no maturity date. Because it never matures, this type of preferred stock acts like a long-term bond and can be more volatile than other types of preferred stock and may have heightened sensitivity to changes in interest rates. Other preferred stock has variable dividends, generally determined on a quarterly or other periodic basis, either according to a formula based upon a specified premium or discount to the yield on particular Treasury securities or based on an auction process, involving bids submitted by holders and prospective purchasers of such stock. Because preferred stock represents an equity ownership interest in a company, its value usually will react more strongly than bonds and other debt instruments to actual or perceived changes in a company’s financial condition or prospects, or to fluctuations in the equity markets. Preferred stocks are typically subordinated to bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Preferred stocks also may be subject to optional or mandatory redemption provisions. Certain of the preferred stocks in which the Fund may invest may be convertible preferred stocks, which have risks similar to convertible securities.

17

MANAGEMENT OF THE FUND

Board of Directors

The overall management of the business and affairs of the Fund, including oversight of FTFA and each sub-adviser, is vested in the Board of Directors of the Fund (the “Board” or “Board of Directors”). Each member of the Board of Directors (each, a “Director”) shall hold office until his or her removal or resignation, or until his or her successor is duly elected and qualifies.

The Directors, their ages, their principal occupations during the past five years (their titles may have varied during that period), the number of investment companies or portfolios in the Fund Complex (defined below) that each Director oversees, and the other board memberships held by each Director is set forth below.

Name, Address(1) and Year of Birth	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Investment Companies in Fund Complex(2) Overseen by Director	Other Directorships Held by Director During the Past Five Years
INTERESTED DIRECTORS*:
Jane Trust, CFA Born 1962	Director, President and Chief Executive Officer	Since Inception	Senior Vice President, Fund Board Management, Franklin Templeton (since 2020); Officer and/or Trustee/Director of 114 funds associated with FTFA or its affiliates (since 2015); Trustee of Putnam Family of Funds consisting of 105 portfolios; President and Chief Executive Officer of FTFA (since 2015); formerly, Senior Managing Director (2018 to 2020) and Managing Director (2016 to 2018) of Legg Mason & Co., LLC (“Legg Mason & Co.”); Senior Vice President of FTFA (2015) (2015)	Trustee/Director of Franklin Templeton Funds consisting of 119 portfolios; Trustee of Putnam Family of Funds consisting of 105 portfolios	None

NON-INTERESTED DIRECTORS:

Robert D. Agdern Born 1950	Director and Member of Nominating, Audit, Compensation and Pricing and Valuation Committees, and Compliance Liaison	Since February 2019	Member of the Advisory Committee of the Dispute Resolution Research Center at the Kellogg Graduate School of Business, Northwestern University (2002 to 2016); formerly, Deputy General Counsel responsible for western hemisphere matters for BP PLC (1999 to 2001); Associate General Counsel at Amoco Corporation responsible for corporate, chemical, and refining and marketing matters and special assignments (1993 to 1998) (Amoco merged with British Petroleum in 1998 forming BP PLC)	21	None

Carol L. Colman Born 1946	Director and Member of Nominating, Audit and Compensation Committees, and Chair of Pricing and Valuation Committee	Since February 2019	President, Colman Consulting Co.	21	None

18

Name, Address(1) and Year of Birth	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Investment Companies in Fund Complex(2) Overseen by Director	Other Directorships Held by Director During the Past Five Years
Anthony Grillo Birth year: 1955	Director and Member of Nominating, Audit, Compensation and Pricing and Valuation Committees	Since 2024	Retired; Founder, Managing Director and Partner of American Securities Opportunity Funds (private equity and credit firm) (2006 to 2018); formerly, Senior Managing Director of Evercore Partners Inc. (investment banking) (2001 to 2004); Senior Managing Director of Joseph Littlejohn & Levy, Inc. (private equity firm) (1999 to 2001); Senior Managing Director of The Blackstone Group L.P. (private equity and credit firm) (1991 to 1999)	21	Director of Littelfuse, Inc. (electronics manufacturing) (since 1991); formerly, Director of Oaktree Acquisition Corp. II (2020 to 2022); Director of Oaktree Acquisition Corp. (2019 to 2021)

Eileen A. Kamerick Born 1958	Chair and Member of Nominating, Compensation, Pricing and Valuation and Audit Committees	Since February 2019	Chief Executive Officer, The Governance Partners, LLC (consulting firm) (since 2015); National Association of Corporate Directors Board Leadership Fellow (since 2016, with Directorship Certification since 2019) and NACD 2022 Directorship 100 honoree; Adjunct Professor, Georgetown University Law Center (since 2021); Adjunct Professor, The University of Chicago Law School (since 2018); Adjunct Professor, University of Iowa College of Law (since 2007); formerly, Chief Financial Officer, Press Ganey Associates (health care informatics company) (2012 to 2014); Managing Director and Chief Financial Officer, Houlihan Lokey (international investment bank) and President, Houlihan Lokey Foundation (2010 to 2012)	21	Director, VALIC Company I (since October 2022); Director of ACV Auctions Inc. (since 2021); Director of Hochschild Mining plc (precious metals company) (since 2016); Director of Associated Banc-Corp (financial services company) (since 2007); formerly, Trustee of AIG Funds and Anchor Series Trust (2018 to 2021)

Nisha Kumar Born 1970	Director and Member of Nominating, Compensation and Pricing and Valuation Committees, and Chair of Audit Committee	Since February 2019	Formerly, Managing Director and the Chief Financial Officer and Chief Compliance Officer of Greenbriar Equity Group, LP (2011 to 2021); formerly, Chief Financial Officer and Chief Administrative Officer of Rent the Runway, Inc. (2011); Executive Vice President and Chief Financial Officer of AOL LLC, a subsidiary of Time Warner Inc. (2007 to 2009); Member of the Council on Foreign Relations	21	Director of Stonepeak-Plus Infrastructure Fund LP (since 2025); Director of Birkenstock Holding plc (since 2023); Director of The India Fund, Inc. (since 2016); formerly, Director of Aberdeen Income Credit Strategies Fund (2017 to 2018); and Director of The Asia Tigers Fund, Inc. (2016 to 2018)

Peter Mason Birth year: 1959	Director and Member of Audit, Nominating and Pricing and Valuation Committees, and Chair of Compensation Committee	Since 2024	Arbitrator and Mediator (self-employed) (since 2021); formerly, Global General Counsel of UNICEF (non-governmental organization) (1998-2021)	21	Chairman of University of Sydney USA Foundation (since 2020); Director of the Radio Workshop US, Inc. (since 2023)

19

Name, Address(1) and Year of Birth	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Investment Companies in Fund Complex(2) Overseen by Director	Other Directorships Held by Director During the Past Five Years
Hillary Sale Birth year: 1961	Director and Member of Audit, Compensation and Pricing and Valuation Committees, and Chair of Nominating Committee	Since 2024	Agnes Williams Sesquicentennial Professor of Leadership and Corporate Governance, Georgetown Law Center; and Professor of Management, McDonough School of Business (since 2018); formerly, Associate Dean for Strategy, Georgetown Law Center (2020-2023); National Association of Corporate Directors Board Faculty Member (since 2021); formerly, a Member of the Board of Governors of FINRA (2016-2022)	21	Director of CBOE U.S. Securities Exchanges, CBOE Futures Exchange, and CBOE SEF, Director (Since 2022); Advisory Board Member of Foundation Press (academic book publisher) (since 2019); Chair of DirectWomen Board Institute (since 2019); formerly, Member of DirectWomen (nonprofit) (2007-2022)
*	Ms. Trust is an “interested person” as defined in the 1940 Act because she is an officer of FTFA and certain of its affiliates.
(1)	Unless otherwise indicated, the business address of the persons listed above is c/o Chair of the Fund, Franklin Templeton, One Madison Avenue, 17th Floor, New York, New York 10010.
(2)	The term “Fund Complex” means two or more registered investment companies that:
(a)	hold themselves out to investors as related companies for purposes of investment and investor services; or
(b)	have a common investment adviser or that have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.

The Directors were selected to join the Board based upon the following: his or her character and integrity; such person’s service as a board member of other funds in the Franklin Templeton fund complex; such person’s willingness to serve and willingness and ability to commit the time necessary to perform the duties of a Director; as to each Director other than Ms. Trust, his or her status as not being an “interested person” as defined in the 1940 Act; and, as to Ms. Trust, her role with Franklin Templeton. No factor, by itself, was controlling.

In addition to the information provided in the table included above, each Director possesses the following attributes: Mr. Agdern, experience in business and as a legal professional; Ms. Colman, experience as a consultant and investment professional; Mr. Grillo, experience as a managing director of a private equity and credit firm and experience in investment banking; Ms. Kamerick, experience in business and finance, including financial reporting, and experience as a board member of a highly regulated financial services company; Ms. Kumar, financial and accounting experience as the chief financial officer of other companies and experience as a board member of private equity funds; Mr. Mason, legal and managerial experience; Ms. Sale, experience as a college professor and experience as a board member for financial and corporate institutions; and Ms. Trust, investment management and risk oversight experience as an executive and portfolio manager and leadership roles within Franklin Templeton and affiliated entities. References to the qualifications, attributes and skills of the Directors are pursuant to requirements of the SEC, do not constitute holding out of the Board or any Director as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

Responsibilities of the Board of Directors

The Board of Directors is responsible under Maryland law for overseeing generally the management and operations of the Fund. The Directors oversee the Fund’s operations by, among other things, meeting at its regularly scheduled meetings and as otherwise needed with the Fund’s management and evaluating the performance of the Fund’s service providers including FTFA, Clarion Partners, Western Asset, the custodian and the transfer agent. As part of this process, the Directors consult with the Fund’s independent auditors and with their own separate independent counsel.

20

The Directors review the Fund’s financial statements, performance, net asset value and market price and the relationship between them, as well as the quality of the services being provided to the Fund. As part of this process, the Directors review the Fund’s fees and expenses in light of the nature, quality and scope of the services being received while also seeking to ensure that the Fund continues to have access to high quality services in the future.

The Board of Directors has four regularly scheduled meetings each year, and additional meetings may be scheduled as needed. In addition, the Board has a standing Audit Committee and Corporate Governance and Nominating Committee (the “Nominating Committee”) that meet periodically and whose responsibilities are described below.

The Board of Directors has held nine meetings during the fiscal year ended December 31, 2025. Each Director expects to attend at least 75% of the aggregate number of meetings of the Board and the committees for which he or she was eligible. The Fund does not have a formal policy regarding attendance by Directors at annual meetings of stockholders.

The standing committees of the Board are the Audit Committee, the Nominating Committee, Compensation Committee and Pricing and Valuation Committee that meet periodically and whose responsibilities are described below.

Each of the Audit Committee and the Nominating Committee is composed of all Directors who have been determined not to be “interested persons” of the Fund, FTFA, Clarion Partners or Wester Asset or their affiliates within the meaning of the 1940 Act, and who are “independent” as defined in the New York Stock Exchange listing standards (“Independent Directors”), and is chaired by an Independent Director. The Board in its discretion from time to time may establish ad hoc committees.

The Board of Directors is currently comprised of eight directors, seven of whom are Independent Directors. Eileen Kamerick serves as Chair of the Board. Ms. Kamerick is an Independent Director. The appointment of Ms. Kamerick as Chair reflects the Board’s belief that her experience in business and finance, including financial reporting, and experience as a board member of a highly regulated financial services company, facilitates the efficient development of meeting agendas that address the Fund’s business, legal and other needs and the orderly conduct of board meetings. The Chair develops agendas for Board meetings and presides at all meetings of the Board. The Chair also leads executive sessions of the Independent Directors, serves as a spokesperson for the Independent Directors and serves as a liaison between the Independent Directors and the Fund’s management between Board meetings. The Independent Directors regularly meet outside the presence of management and are advised by independent legal counsel. The Board also has determined that its leadership structure, as described above, is appropriate in light of the size and complexity of the Fund, the number of Independent Directors (who constitute a super-majority of the Board’s membership) and the Board’s general oversight responsibility. The Board also believes that its leadership structure not only facilitates the orderly and efficient flow of information to the Independent Directors from management, including Clarion Partners and Western Asset, the Fund’s subadvisers, but also enhances the independent and orderly exercise of its responsibilities.

Audit Committee

The Fund’s Audit Committee is composed entirely of all of the Independent Directors: Mses. Colman, Kamerick, Kumar and Sale and Messrs. Agdern, Grillo and Mason. Ms. Kumar serves as the Chair of the Audit Committee and has been determined by the Board to be an “audit committee financial expert.” The principal functions of the Audit Committee are: to (a) assist Board oversight of (i) the integrity of the Fund’s financial reporting, (ii) the Fund’s compliance with legal and regulatory requirements, (iii) the qualifications and independence of the Fund’s independent registered public accountants and (iv) the performance of the Fund’s internal audit function and independent registered public accountants; (b) approve, and recommend to the Independent Board Members (as such term is defined in the Audit Committee Charter) for their ratification, the selection, appointment, retention or termination of the Fund’s independent registered public accounting firm, as well as approving the compensation thereof; (c) approve all audit and permissible non-audit services provided to the Fund and certain other persons by the Fund’s independent registered public accounting firm; and (d) prepare the report required to be prepared by the Audit Committee pursuant to the rules of the SEC for inclusion in the Fund’s annual Proxy Statement. The Audit Committee met six times during the fiscal year ended December 31, 2025. The Audit Committee operates under a written charter adopted and approved by the Board, a copy of which is available on the Fund’s website at https://www.cprex.com.

Nominating Committee

The Fund’s Nominating Committee, the principal function of which is to select and nominate candidates for election as Directors of the Fund, is composed of all of the Independent Directors: Mses. Colman, Kamerick, Kumar and Sale and Messrs. Agdern, Grillo and Mason. Ms. Sale serves as the Chair of the Nominating Committee. The Nominating Committee may consider nominees recommended by the stockholder as it deems appropriate. Stockholders who wish to recommend a nominee should send recommendations to the Fund’s Secretary that include all information relating to such person that is required to be disclosed in solicitations of proxies for the election of Directors. A recommendation must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Directors and to serve if elected by the stockholders. The Nominating Committee met four times during the fiscal year ended December 31, 2025. The Nominating Committee operates under a written charter adopted and approved by the Board, a copy of which is available on the Fund’s website at https://www.cprex.com.

21

The Nominating Committee identifies potential nominees through its network of contacts, and in its discretion may also engage a professional search firm. The Nominating Committee meets to discuss and consider such candidates’ qualifications and then chooses a candidate by majority vote. The Nominating Committee does not have specific, minimum qualifications for nominees and has not established specific qualities or skills that it regards as necessary for one or more of the Fund’s Directors to possess (other than any qualities or skills that may be required by applicable law, regulation or listing standard). However, as set forth in the Nominating Committee Charter, in evaluating a person as a potential nominee to serve as a Director of the Fund, the Nominating Committee may consider the following factors, among any others it may deem relevant:

•	whether or not the person is an “interested person” as defined in the 1940 Act and whether the person is otherwise qualified under applicable laws and regulations to serve as a Director of the Fund;

•

whether or not the person has any relationships that might impair his or her independence, such as any business, financial or family relationships with Fund management, the investment manager of the Fund, Fund service providers or their affiliates;

•	whether or not the person serves on boards of, or is otherwise affiliated with, competing financial service organizations or their related mutual fund complexes;

•	whether or not the person is willing to serve, and willing and able to commit the time necessary for the performance of the duties of a Director of the Fund;

•

the contribution which the person can make to the Board and the Fund (or, if the person has previously served as a Director of the Fund, the contribution which the person made to the Board during his or her previous term of service), with consideration being given to the person’s business and professional experience, education and such other factors as the Committee may consider relevant;

•	the character and integrity of the person; and

•	whether or not the selection and nomination of the person would be consistent with the requirements of the Fund’s retirement policies.

The Nominating Committee does not have a formal diversity policy with regard to the consideration of diversity in identifying potential director nominees but may consider diversity of professional experience, education and skills when evaluating potential nominees for Board membership.

Pricing and Valuation Committee

The Fund’s Pricing and Valuation Committee is composed of all of the Independent Directors. The members of the Pricing and Valuation Committee are Mses. Colman, Kamerick, Kumar and Sale and Messrs. Agdern, Grillo and Mason. Ms. Colman serves as Chair of the Fund’s Pricing and Valuation Committee. The principal function of the Pricing and Valuation Committee is to assist the Board with its oversight of the process for valuing portfolio securities in light of applicable law, regulatory guidance and applicable policies and procedures adopted by the Fund. The Pricing and Valuation Committee met four times during the fiscal year ended December 31, 2025.

Compensation Committee

The Fund’s Compensation Committee is composed entirely of all of the Independent Directors. The members of the Compensation Committee are Mses. Colman, Kamerick, Kumar and Sale and Messrs. Agdern, Grillo and Mason. Mr. Mason serves as Chair of the Fund’s Compensation Committee. The principal function of the Compensation Committee is to recommend the appropriate compensation of the Independent Directors for their service on the Board and the committees of the Board. The Compensation Committee met once during the fiscal year ended December 31, 2025. The Compensation Committee operates under a written charter adopted and approved by the Board, a copy of which is available on the Fund’s website at https://www.cprex.com.

22

Risk Oversight

The Board’s role in risk oversight of the Fund reflects its responsibility under Maryland law to oversee generally, rather than to manage, the operations of the Fund. In line with this oversight responsibility, the Board receives reports and makes inquiry at its regular meetings and as needed regarding the nature and extent of significant Fund risks (including investment, compliance and valuation risks) that potentially could have a materially adverse impact on the business operations, investment performance or reputation of the Fund, but relies upon the Fund’s management (including the Fund’s portfolio managers) and Chief Compliance Officer, who reports directly to the Board, and FTFA to assist it in identifying and understanding the nature and extent of such risks and determining whether, and to what extent, such risks may be eliminated or mitigated. In addition to reports and other information received from Fund management and FTFA regarding the Fund’s investment program and activities, the Board as part of its risk oversight efforts meets at its regular meetings and as needed with the Fund’s Chief Compliance Officer to discuss, among other things, risk issues and issues regarding the policies, procedures and controls of the Fund. The Board may be assisted in performing aspects of its role in risk oversight by the Audit Committee and such other standing or special committees as may be established from time to time by the Board. For example, the Audit Committee of the Board regularly meets with the Fund’s independent public accounting firm to review, among other things, reports on the Fund’s internal controls for financial reporting.

The Board believes that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Directors as to risk management matters are typically summaries of relevant information and may be inaccurate or incomplete. As a result of the foregoing and other factors, the Board’s risk management oversight is subject to substantial limitations.

23

Security Ownership of Management

The following table shows the dollar range of equity securities owned by the Directors in the Fund and in other investment companies overseen by the Directors within the same family of investment companies as of December 31, 2025. Investment companies are considered to be in the same family if they share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services.

Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by the Director in the Family of Investment Companies(1)
Non-Interested Directors:
Robert D. Agdern	A	D
Carol L. Colman	A	E
Anthony Grillo	A	E
Eileen A. Kamerick	C	E
Nisha Kumar	A	E
Peter Mason	A	E
Hilary A. Sale	A	D
Interested Director:
Jane Trust	A	E

Key: A: none, B: $1-$10,000, C: $10,001-$50,000, D: $50,001-$100,000, E: over $100,000.

(1)

The term “family of investment companies” means any two or more registered investment companies that share the same investment adviser or principal underwriter or hold themselves out to investors as related companies for purposes of investment and investor services.

At December 31, 2025, the nominees, Directors and officers of the Fund as a group beneficially owned less than 1% of the outstanding shares of the Fund’s Common Stock.

No Director or nominee for election as Director who is not an “interested person” of the Fund as defined in the 1940 Act, nor any immediate family members, to the best of the Fund’s knowledge, had any interest in the Fund’s investment adviser, or any person or entity (other than the Fund) directly or indirectly controlling, controlled by, or under common control with Franklin Templeton as of December 31, 2025.

Compensation of Directors

The members of the Board who are not “interested persons,” as defined in the 1940 Act, receive an annual fee, a fee for each meeting of the Board and committee meeting attended and are reimbursed for all out-of-pocket expenses relating to attendance at such meetings. The Directors who are “interested persons,” as defined in the 1940 Act, and the Fund’s officers do not receive compensation from the Fund or any other fund in the Fund Complex of which the Fund is a part that is a U.S. registered investment company, but are reimbursed for all out-of-pocket expenses relating to attendance at such meetings.

24

Under the federal securities laws, the Fund is required to provide to stockholders information regarding compensation paid to the Directors by the Fund, as well as by the various other investment companies advised by FTFA. The following table provides information concerning the compensation paid to each Director by the Fund during the fiscal year ended December 31, 2025 and the total compensation paid to each Director during the calendar year ended December 31, 2025. The Directors listed below are members of the Fund’s Audit, Nominating, Compensation and Pricing and Valuation Committees, as well as committees of the boards of certain other investment companies advised by FTFA. Accordingly, the amounts provided in the table include compensation for service on all such committees. The Fund does not provide any pension or retirement benefits to Directors. In addition, no remuneration was paid during the fiscal year ended December 31, 2025 by the Fund to Ms. Trust who is an “interested person” as defined in the 1940 Act.

Name of Director	Aggregate Compensation from the Fund for the Fiscal Period Ended 12/31/25	Total Compensation from the Fund and Fund Complex(1) for the Calendar Year Ended 12/31/25
Non-Interested Directors(2)
Robert D. Agdern	$44,737	$366,000
Carol L. Colman	$45,351	$371,000
Anthony Grillo	$41,873	$346,000
Eileen A. Kamerick	$49,063	$411,000
Nisha Kumar	$47,193	$386,000
Peter Mason	$44,737	$366,000
Hillary A. Sale	$42,151	$356,000

(1)

“Fund Complex” means two or more Funds (a registrant or, where the registrant is a series company, a separate portfolio of the registrant) that hold themselves out to investors as related companies for purposes of investment and investor services or have a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other Funds.

(2)	Each Non-Interested Director currently holds 17 investment company directorships within this Fund Complex.

Officers of the Fund

The Fund’s executive officers are elected each year at a regular meeting of the Board to hold office until their respective successors are duly elected and qualified. In addition to Ms. Trust, the executive officers of the Fund currently are:

Name, Address and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Christopher Berarducci Franklin Templeton One Madison Avenue, 17th Floor, New York, New York 10010 Birth Year: 1974	Principal Financial Officer and Treasurer	Since 2019	Vice President, Fund Administration and Reporting, Franklin Templeton (since 2020); Treasurer (since 2010) and Principal Financial Officer (since 2019) of certain funds associated with Legg Mason & Co. or its affiliates; formerly, Managing Director (2020), Director (2015 to 2020), and Vice President (2011 to 2015) of Legg Mason & Co.

Fred Jensen Franklin Templeton One Madison Avenue, 17th Floor, New York, New York 10010 Birth Year: 1963	Chief Compliance Officer	Since 2020	Director—Global Compliance of Franklin Templeton (since 2020); Managing Director of Legg Mason & Co. (2006 to 2020); Director of Compliance, Legg Mason Office of the Chief Compliance Officer (2006 to 2020); formerly, Chief Compliance Officer of Legg Mason Global Asset Allocation (prior to 2014); Chief Compliance Officer of Legg Mason Private Portfolio Group (prior to 2013); formerly, Chief Compliance Officer of The Reserve Funds (investment adviser, funds and broker- dealer) (2004) and Ambac Financial Group (investment adviser, funds and broker-dealer) (2000 to 2003)

25

Name, Address and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Marc A. De Oliveira Franklin Templeton 100 First Stamford Place, 6th Floor, Stamford, CT 06902 Birth Year: 1971	Secretary and Chief Legal Officer	Since 2023	Associate General Counsel of Franklin Templeton (since 2020); Secretary and Chief Legal Officer of certain funds associated with Legg Mason & Co. or its affiliates (since 2020); Assistant Secretary of certain funds associated with Legg Mason & Co. or its affiliates (since 2006); formerly, Managing Director (2016 to 2020) and Associate General Counsel of Legg Mason & Co. (2005 to 2020)

Thomas C. Mandia Franklin Templeton 100 First Stamford Place, 6th Floor, Stamford, CT 06902 Birth Year: 1962	Senior Vice President	Since 2022	Senior Associate General Counsel of Franklin Templeton (since 2020); Secretary of FTFA (since 2006); Secretary of LM Asset Services, LLC (“LMAS”) (since 2002) and Legg Mason Fund Asset Management, Inc. (“LMFAM”) (since 2013) (formerly registered investment advisers); formerly, Managing Director and Deputy General Counsel of Legg Mason & Co. (2005 to 2020) and Assistant Secretary of certain funds in the fund complex (2006 to 2022)

Jeanne M. Kelly Franklin Templeton One Madison Avenue, 17th Floor, New York, New York 10010 Birth Year: 1951	Senior Vice President	Since 2019	U.S. Fund Board Team Manager, Franklin Templeton (since 2020); Senior Vice President of certain funds associated with Legg Mason & Co. or its affiliates (since 2007); Senior Vice President of FTFA (since 2006); President and Chief Executive Officer of LMAS and LMFAM (since 2015); formerly, Managing Director of Legg Mason & Co. (2005 to 2020); Senior Vice President of LMFAM (2013 to 2015)

26

INVESTMENT MANAGER

Investment Manager and Sub-Advisers

The Fund retains FTFA to act as its investment manager. FTFA is a wholly-owned subsidiary of Franklin Templeton. Franklin Templeton, whose principal executive offices are at One Franklin Parkway, San Mateo, California 94403, is a global investment management organization. As of December 31, 2025, Franklin Templeton’s asset management operations had aggregate assets under management over $1.68 trillion.

The investment management agreement (the “Management Agreement”) between FTFA and the Fund provides that FTFA will manage the operations of the Fund, subject to the supervision, direction and approval of the Fund’s Board and the objective and the policies stated in the Prospectus and this Statement of Additional Information.

Pursuant to the Management Agreement, FTFA supervises the day-to-day management of the Fund’s portfolio by Clarion Partners and Western Asset. In addition, FTFA performs administrative and management services necessary for the operation of the Fund, such as (1) supervising the overall administration of the Fund, including negotiation of contracts and fees with and the monitoring of performance and billings of the Fund’s transfer agent, stockholder servicing agents, custodian and other independent contractors or agents; (2) providing certain compliance, Fund accounting, regulatory reporting and tax reporting services; (3) preparing or participating in the preparation of Board materials, registration statements, proxy statements and reports and other communications to stockholders; (4) maintaining the Fund’s existence and (5) during such times as shares are publicly offered, maintaining the registration and qualification of the Fund’s shares under federal and state laws.

For its services, the Fund pays FTFA a management fee, payable monthly, in an amount equal to 1.25% of the Fund’s average daily net assets. Under its management agreement with the Fund, FTFA’s management fee is waived in an amount equal to the average daily value of the Fund’s net assets held through the Operating Partnership. As a result, if the Fund invests all of its assets in the Operating Partnership then FTFA will receive all of its management fee from the Operating Partnership and the Fund will not pay an additional management fee. FTFA receives a monthly management fee from the Operating Partnership at the annual rate of 1.25% of the Operating Partnership’s average daily NAV. FTFA previously agreed to waive its management fee from April 1, 2021 through December 31, 2022.

Pursuant to a sub-advisory agreement, FTFA has delegated the day-to-day portfolio management of the Fund to Clarion Partners (the “Sub-Advisory Agreement”). Pursuant to a securities sub-advisory agreement (the “Securities Sub-Advisory Agreement”), Clarion Partners may allocate a portion of the Fund’s assets to Western Asset for which Western Asset will exercise day-to-day portfolio management. Each of Clarion Partners and Western Asset is a wholly-owned subsidiary of Franklin Templeton. Investment decisions for the Fund are made independently from those of other funds or accounts managed by Clarion Partners and Western Asset. Such other funds or accounts may also invest in the same securities as the Fund. If those funds or accounts are prepared to invest in, or desire to dispose of, the same security at the same time as the Fund, however, transactions in such securities will be made, insofar as feasible, for the respective funds and accounts in a manner deemed equitable to all. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund. In addition, because of different investment objective, a particular security may be purchased for one or more funds or accounts when one or more funds or accounts are selling the same security.

Each of the Management Agreement, the Sub-Advisory Agreement and the Securities Sub-Advisory Agreement has an initial term of two years and will continue in effect from year to year thereafter if such continuance is specifically approved at least annually by the Fund’s Board or by a majority of the outstanding voting securities of the Fund, and in either event, by a majority of the disinterested Directors of the Board with such disinterested Directors casting votes in person at a meeting called for such purpose. The Board or the holders of a majority of the Fund’s shares may terminate the Management Agreement on sixty days’ written notice without penalty and FTFA may terminate the agreement on ninety days’ written notice without penalty. The Management Agreement terminates automatically in the event of an assignment (as defined in the 1940 Act). The Sub-Advisory Agreement may be terminated without penalty by the Board or by vote of a majority of the outstanding voting securities of the Fund, in each case on not more than 60 days’ nor less than 30 days’ written notice to Clarion Partners, or by Clarion Partners upon not less than 90 days’ written notice to the Fund and FTFA, and will be terminated upon the mutual written consent of FTFA and Clarion Partners. The Sub-Advisory Agreement terminates automatically in the event of an assignment (as defined in the 1940 Act).

The Securities Sub-Advisory Agreement may be terminated without penalty by the Board or by vote of a majority of the outstanding voting securities of the Fund, in each case on not more than 60 days’ nor less than 30 days’ written notice to Western Asset, or by Western Asset upon not less than 90 days’ written notice to the Fund, FTFA and Clarion Partners, and will be terminated upon the mutual written consent of FTFA, Clarion Partners and Western Asset. The Securities Sub-Advisory Agreement terminates automatically in the event of an assignment (as defined in the 1940 Act).

27

Under the terms of the Management Agreement, the Sub-Advisory Agreement and the Securities Sub-Advisory Agreement, neither FTFA, Clarion Partners nor Western Asset, will be liable for losses or damages incurred by the Fund, unless such losses or damages are attributable to the willful misfeasance, bad faith or gross negligence on the part of FTFA, Clarion Partners or Western Asset, as the case may be, or from reckless disregard by them of their obligations and duties under the relevant agreement.

Codes of Ethics

Pursuant to Rule 17j-1 under the 1940 Act, the Fund, FTFA, Clarion Partners and Western Asset have each adopted codes of ethics that permit their respective personnel to invest in securities for their own accounts, including securities that may be purchased or held by the Fund. All personnel must place the interests of clients first and avoid activities, interests and relationships that might interfere with the duty to make decisions in the best interests of the clients. All personal securities transactions by employees must adhere to the requirements of the codes and must be conducted in such a manner as to avoid any actual or potential conflict of interest, the appearance of such a conflict, or the abuse of an employee’s position of trust and responsibility.

When personnel covered by the Fund’s Code of Ethics are employed by more than one of the managers affiliated with Franklin Templeton, those employees may be subject to such affiliate’s Code of Ethics adopted pursuant to Rule 17j-1, rather than the Fund’s Code of Ethics.

Copies of the Codes of Ethics of the Fund, FTFA, Clarion Partners and Western Asset are available on the EDGAR Database on the SEC’s website (http://www.sec.gov). You may also e-mail requests for these documents, which may be obtained after paying a duplicating fee, to publicinfo@sec.gov.

Proxy Voting Policies

The Fund’s Board has delegated proxy voting discretion to FTFA, Clarion Partners and/or Western Asset, believing that FTFA, Clarion Partners and/or Western Asset should be responsible for voting because it is a matter relating to the investment decision making process.

FTFA delegates the responsibility for voting proxies for the Fund to Clarion Partners through the Sub-Advisory Agreement. FTFA delegates the responsibility for voting proxies for the Fund with respect to assets allocated to Western Asset to Western Asset through the Securities Sub-Advisory Agreement. Each of Clarion Partners and Western Asset uses its own proxy voting policies and procedures to vote proxies. Accordingly, FTFA does not expect to have proxy voting responsibility for the Fund. Should FTFA become responsible for voting proxies for any reason, such as the inability of Clarion Partners or Western Asset to provide investment advisory services, FTFA shall utilize the proxy voting guidelines established by Clarion Partners or Western Asset, as applicable, to vote proxies until a new sub-adviser is retained. In the case of a material conflict between the interests of Clarion Partners or Western Asset (or their respective affiliates if such conflict is known to persons responsible for voting at Clarion Partners or Western Asset) and the Fund, Clarion Partners or Western Asset, as applicable, shall consider how to address the conflict and/or how to vote the proxies. FTFA shall maintain records of all proxy votes in accordance with applicable securities laws and regulations, to the extent that Clarion Partners or Western Asset votes proxies. Clarion Partners or Western Asset, as applicable, shall be responsible for gathering relevant documents and records related to proxy voting from Clarion Partners or Western Asset and providing them to the Fund as required for the Fund to comply with applicable rules under the 1940 Act.

FTFA’s proxy voting policy is attached as Appendix B hereto. Clarion Partners’ proxy voting policy is attached as Appendix C hereto. Western Asset’s proxy voting policy is attached as Appendix D hereto. Information regarding how the Fund voted proxies (if any) relating to portfolio securities during the most recent 12-month period ended June are available without charge (1) by calling 888-777-0102, (2) on the Fund’s website at https://www.cprex.com and (3) on the SEC’s website at http://www.sec.gov on Form N-PX.

28

PORTFOLIO MANAGERS

Unless otherwise indicated, the information below is provided as of the date of this SAI.

The table below identifies the number of accounts (other than the Fund) for which the Fund’s portfolio managers have day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts. For each category, the number of accounts and total assets in the accounts is also indicated as of December 31, 2025.

Clarion Partners Portfolio Managers

Portfolio Manager	Type of Account	Number of Accounts Managed	Total Assets Managed (Billions)	Number of Accounts Managed for which Advisory Fee is Performance- Based	Assets Managed for which Advisory Fee is Performance- Based (Billions)
Richard Schaupp	Other Registered Investment Companies	None	None	None	None
	Other Pooled Vehicles	10	$1.8 billion	10	$1.8 billion
	Other Accounts	1	$0.37 million	1	$0.37 million
Brian Watkins	Other Registered Investment Companies	None	None	None	None
	Other Pooled Vehicles	None	None	None	None
	Other Accounts	None	None	None	None
Janis Mandarino	Other Registered Investment Companies	None	None	None	None
	Other Pooled Vehicles	None	None	None	None
	Other Accounts	None	None	None	None
Brent Jenkins	Other Registered Investment Companies	None	None	None	None
	Other Pooled Vehicles	None	None	None	None
	Other Accounts	None	None	None	None

Western Asset Portfolio Managers

Name of Portfolio Manager	Type of Account	Number of Accounts Managed	Total Assets Managed (Billion)	Number of Accounts Managed for which Advisory Fee is Performance- Based	Assets Managed for which Advisory Fee is Performance- Based (Billions)
Michael C. Buchanan ‡	Other Registered
	Investment Companies	61	81.28	None	None
	Other Pooled Vehicles	189	47.17	16	3.01
	Other Accounts	273	79.61	11	6.20
Greg E. Handler ‡	Other Registered
	Investment Companies	4	2.13	None	None
	Other Pooled Vehicles	10	2.32	None	None
	Other Accounts	2	0.77	2	0.77
Simon Miller ‡	Other Registered
	Investment Companies	1	0.25	None	None
	Other Pooled Vehicles	7	0.89	None	None
	Other Accounts	None	None	None	None

‡	The numbers above reflect the overall number of portfolios managed by employees of Western Asset. Western Asset’s investment discipline emphasizes a team approach that combines the efforts of groups of specialists working in different market sectors. They are responsible for overseeing implementation of Western Asset’s overall investment ideas and coordinating the work of the various sector teams. This structure ensures that client portfolios benefit from a consensus that draws on the expertise of all team members.

29

Portfolio Manager Compensation

Clarion Partners

Under the guidance of the Clarion Partners’ compensation committee, Clarion Partners offers a compensation package to both investment and non-investment professionals. Factors used to determine compensation include individual and team performance as well as overall Clarion Partners profitability. Individual performance is evaluated during Clarion Partners’ annual performance appraisal process and utilizes a quantitative and qualitative approach to measuring performance. Each employee meets with their supervisor during the annual performance appraisal to discuss the prior year’s performance, set future short and long-term goals, and ensure ongoing professional development.

Investment professionals are measured on their financial contribution to Clarion Partners through a number of factors, including: individual impact on investment performance; performance relative to specific industry indices; performance relative to select peer groups and other factors. The results are incorporated in developing competitive total remuneration package for all positions. Key elements of the compensation program include: short-term components, including base salary and bonus; long-term components subject to vesting, including retirement benefits, Clarion Partners equity ownership, and participation in Clarion Partners and investment product promotes. Compensation is quantitatively and qualitatively linked to both individual and portfolio performance, aligning the interests of each senior professional with those of its clients.

Western Asset

With respect to the compensation of the investment management professionals, Western Asset’s compensation system assigns each employee a total compensation “target” and a respective cap, which are derived from annual market surveys that benchmark each role with their job function and peer universe. This method is designed to reward employees with total compensation reflective of the external market value of their skills, experience, and ability to produce desired results.

Standard compensation includes competitive base salaries, generous employee benefits, and a retirement plan. In addition, employees are eligible for bonuses. These are structured to closely align the interests of employees with those of the investment manager, and are determined by the professional’s job function and performance as measured by a formal review process. All bonuses are completely discretionary. One of the principal factors considered is an investment management professional’s investment performance versus appropriate peer groups and benchmarks. Because investment management professionals are generally responsible for multiple accounts (including the Fund’s) with similar investment strategies, they are compensated on the performance of the aggregate group of similar accounts, rather than a specific account. A smaller portion of a bonus payment is derived from factors that include client service, business development, length of service to Western Asset, management or supervisory responsibilities, contributions to developing business strategy and overall contributions to Western Asset’s business.

Finally, in order to attract and retain top talent, all professionals are eligible for additional incentives in recognition of outstanding performance. These are determined based upon the factors described above and include Franklin Templeton stock options and long-term incentives that vest over a set period of time past the award date.

Portfolio Manager Conflicts of Interest

Potential Conflicts of Interest

Potential conflicts of interest may arise when the Fund’s portfolio managers also have day-to-day management responsibilities with respect to one or more other funds or other accounts, as is the case for the Fund’s portfolio managers.

FTFA, Clarion Partners and Western Asset have adopted compliance policies and procedures that are designed to address various conflicts of interest that may arise for FTFA, Clarion Partners, Western Asset and the individuals that each employs. For example, FTFA, Clarion Partners and Western Asset each seek to minimize the effects of competing interests for the time and attention of portfolio managers by assigning portfolio managers to manage funds and accounts that share a similar investment style. Each sub-adviser also adopted trade allocation procedures that are designed to facilitate the fair allocation of limited investment opportunities among multiple funds and accounts. There is no guarantee, however, that the policies and procedures adopted by the sub-advisers will be able to detect and/or prevent every situation in which an actual or potential conflict may appear. These potential conflicts include:

30

Allocation of Limited Time and Attention. A portfolio manager who is responsible for managing multiple funds and/or accounts may devote unequal time and attention to the management of those funds and/or accounts. As a result, the portfolio manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of those accounts as might be the case if he or she were to devote substantially more attention to the management of a single fund. The effects of this potential conflict may be more pronounced where funds and/or accounts overseen by a particular portfolio manager have different investment strategies.

Allocation of Limited Investment Opportunities. If a portfolio manager identifies an investment opportunity that may be suitable for multiple funds and/or accounts, the opportunity may be allocated among these several funds or accounts, which may limit a fund’s ability to take full advantage of the investment opportunity or may be allocated away from a fund entirely pursuant to a rotational allocation policy.

Pursuit of Differing Strategies. At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the funds and/or accounts for which he or she exercises investment responsibility, or may decide that certain of the funds and/or accounts should take differing positions with respect to a particular security. In these cases, the portfolio manager may place separate transactions for one or more funds or accounts which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other funds and/or accounts.

Selection of Broker/Dealers. In addition to executing trades, some broker/dealers provide brokerage and research services (as those terms are defined in Section 28(e) of the 1934 Act), which may result in the payment of higher brokerage fees than might have otherwise been available. These services may be more beneficial to certain funds or accounts than to others.

Variation in Compensation. A conflict of interest may arise where the financial or other benefits available to the portfolio manager differ among the funds and/or accounts that he or she manages. If the structure of the FTFA’s management fee (and the percentage paid to Clarion Partners and Western Asset) and/or the portfolio manager’s compensation differs among funds and/or accounts (such as where certain funds or accounts pay higher management fees or performance-based management fees), the portfolio manager might be motivated to help certain funds and/or accounts over others. The portfolio manager might be motivated to favor funds and/or accounts in which he or she has an interest or in which the manager and/or its affiliates have interests. Similarly, the desire to maintain assets under management or to enhance the portfolio manager’s performance record or to derive other rewards, financial or otherwise, could influence the portfolio manager in affording preferential treatment to those funds and/or accounts that could most significantly benefit the portfolio manager.

Securities Ownership of Portfolio Managers

The portfolio managers held the following amounts of securities of the Fund as of December 31, 2025.

Portfolio Manager	Dollar Range of Portfolio Securities Beneficially Owned
Richard Schaupp	G
Brian Watkins	F
Janis Mandarino	E
Brent Jenkins	E
Michael C. Buchanan	A
Greg E. Handler	E
Simon Miller	A

Dollar Range ownership is as follows:

A: none

B: $1 - $10,000

C: 10,001 - $50,000

D: $50,001 - $100,000

E: $100,001 - $500,000

F: $500,001 - $1 million

G: over $1 million

31

PORTFOLIO TRANSACTIONS AND BROKERAGE

The Fund does not have an obligation to deal with any brokers or dealers in the execution of transactions in portfolio securities. Subject to policy established by the Board, FTFA is responsible for the Fund’s portfolio decisions and the placing of the Fund’s portfolio transactions in securities. Many of the Fund’s investments in Private CRE will not be investments in securities.

Portfolio securities normally will be purchased or sold from or to dealers serving as market makers for the securities at a net price, which may include dealer spreads and underwriting commissions. In placing orders, it is the policy of the Fund to obtain the best results taking into account the general execution and operational facilities of the broker or dealer, the type of transaction involved and other factors such as the risk of the broker or dealer in positioning the securities involved. While FTFA, Clarion Partners and Western Asset generally seek the best price in placing its orders, the Fund may not necessarily be paying the lowest price available. Subject to seeking the best price and execution, securities firms which provide supplemental research to FTFA, Clarion Partners and Western Asset may receive orders for transactions by the Fund. Information so received will be in addition to and not in lieu of the services required to be performed by FTFA, Clarion Partners and Western Asset under the Fund’s Management Agreement, Sub-Advisory Agreement and Securities Sub-Advisory Agreement, and the expenses of FTFA, Clarion Partners and Western Asset will not necessarily be reduced as a result of the receipt of such supplemental information.

The Fund expects that all portfolio transactions in securities will be effected on a principal basis and, accordingly, does not expect to pay any brokerage commissions. To the extent the Fund does effect brokerage transactions, affiliated persons (as such term is defined in the 1940 Act) of the Fund, or affiliated persons of such persons, may from time to time be selected to perform brokerage services for the Fund, subject to the considerations discussed above, but are prohibited by the 1940 Act from dealing with the Fund as principal in the purchase or sale of securities. In order for such an affiliated person to be permitted to effect any portfolio transactions for the Fund, the commissions, fees or other remuneration received by such affiliated person must be reasonable and fair compared to the commissions, fees or other remuneration received by other brokers in connection with comparable transactions involving similar securities being purchased or sold during a comparable period of time. This standard would allow such an affiliated person to receive no more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arm’s-length transaction.

Investment decisions for the Fund are made independently from those for other funds and accounts advised or managed by FTFA, Clarion Partners and Western Asset or their affiliates. Such other funds and accounts may also invest in the same securities as the Fund. When a purchase or sale of the same security is made at substantially the same time on behalf of the Fund and another fund or account, the transaction will be averaged as to price, and available investments allocated as to amount, in a manner which FTFA, Clarion Partners and Western Asset believes to be equitable to the Fund and such other fund or account. In some instances, this investment procedure may adversely affect the price paid or received by the Fund or the size of the position obtained or sold by the Fund. To the extent permitted by law, FTFA, Clarion Partners and Western Asset may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for other funds and accounts in order to obtain best execution.

Although the Fund does not have any restrictions on portfolio turnover, it is not the Fund’s policy to engage in transactions with the objective of seeking profits from short-term trading. It is expected that the annual portfolio turnover rate of the Fund will not exceed 100%. The portfolio turnover rate is calculated by dividing the lesser of sales or purchases of portfolio securities by the average monthly value of the Fund’s portfolio securities. For purposes of this calculation, portfolio securities exclude all securities having a maturity when purchased of one year or less. A high rate of portfolio turnover involves correspondingly greater transaction costs than a lower rate, which costs are borne by the Fund and their stockholders.

32

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax considerations relating to the ownership of our Common Stock as of the date hereof by U.S. holders and non-U.S. holders, each as defined below. Except where noted, this summary deals only with Common Stock held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, tax-exempt entities (except as described in “—Taxation of Tax-Exempt Holders of Our Common Stock” below), insurance companies, persons holding Common Stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, persons who are “foreign governments” within the meaning of Section 892 of the Code, investors in pass-through entities or U.S. holders of Common Stock whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling on the U.S. federal, state, or local tax considerations relevant to our operation or to the purchase, ownership or disposition of our Common Stock has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents.

The U.S. federal income tax treatment of holders of our Common Stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our Common Stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your own tax advisors concerning the U.S. federal income tax consequences in light of your particular situation as well as consequences arising under the laws of any other taxing jurisdiction.

Our Taxation as a REIT

We elected and qualified to be taxed as a REIT under the Code commencing with our taxable year ended December 31, 2019. Furthermore, we intend to operate in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code so long as our board of directors determines that REIT qualification remains in our best interest. We have not received, and do not intend to seek, any rulings from the IRS regarding our status as a REIT or our satisfaction of the REIT requirements. The IRS may challenge our status as a REIT, and a court could sustain any such challenge. Our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of the ownership of our shares, and the percentage of our taxable income that we distribute. No assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

The sections of the Code and the corresponding regulations that govern the U.S. federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative interpretations thereof.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification as a REIT.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation (i.e., a corporation generally subject to U.S. federal corporate income tax). Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate, to the extent declared as a dividend and subsequently paid to our stockholders, is taxed only at the stockholder level.

If we qualify as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•

We will pay U.S. federal income tax on our taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time after, the calendar year in which the income is earned.

33

•

If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

•

If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to U.S. corporate income tax at the highest applicable rate.

•

If due to reasonable cause and not willful neglect we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied in either case by a fraction intended to reflect our profitability.

•

If (i) we fail to satisfy the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below under “—Asset Tests”) due to reasonable cause and not to willful neglect, (ii) we dispose of the assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identify such failure and (iii) we file a schedule with the IRS describing the assets that caused such failure, we will pay a tax equal to the greater of $50,000 or the net income from the nonqualifying assets during the period in which we failed to satisfy such asset tests multiplied by the highest corporate tax rate.

•

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure was due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification as a REIT.”

•	If we fail to distribute during each calendar year at least the sum of:

•	85% of our ordinary income for such calendar year;

•	95% of our capital gain net income for such calendar year; and

•	any undistributed taxable income from prior taxable years,

we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.

•

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. holder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, and would receive a credit or a refund for its proportionate share of the tax we paid.

•

We will be subject to a 100% excise tax on amounts received by us from a taxable REIT subsidiary (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements between us and a taxable REIT subsidiary of ours, as further described below, are not comparable to similar arrangements among unrelated parties.

•

If we acquire any assets from a non-REIT C corporation in a carry-over basis transaction, we could be liable for specified tax liabilities inherited from that non-REIT C corporation with respect to that corporation’s “built-in gain” in its assets. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. Applicable Treasury regulations, however, allow us to avoid the recognition of gain and the imposition of corporate-level tax with respect to a built-in gain asset acquired in a carry-over basis transaction from a non-REIT C corporation unless and until we dispose of that built-in gain asset during the 5-year period following its acquisition, at which time we would recognize, and would be subject to tax at the highest regular corporate rate on, the built-in gain.

•

In addition, notwithstanding our status as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any domestic taxable REIT subsidiary in which we own an interest will be subject to U.S. federal corporate income tax on its net income.

Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

34

(3) that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT;

(4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) of which not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) after applying certain attribution rules;

(7) that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year, which has not been terminated or revoked; and

(8) that meets other tests described below regarding the nature of its income and assets.

Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year, but neither conditions (5) nor (6) apply to the first taxable year for which an election to become a REIT is made. We believe that we will maintain sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter contains restrictions regarding the ownership and transfer of our stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. The provisions of our charter restricting the ownership and transfer of our stock are described in “Certain Provisions in the Charter and Bylaws—Transfer Restrictions.” These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.

If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our stock requesting information regarding the actual ownership of our stock (as discussed below), and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information. In addition, we must satisfy all relevant filing and other administrative requirements established by the IRS to elect and maintain REIT status, use a calendar year for U.S. federal income tax purposes, and comply with the record keeping requirements of the Code and regulations promulgated thereunder.

Ownership of Partnership Interests. In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test described below (see “—Asset Tests”), the determination of a REIT’s interest in a partnership’s assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest is treated as assets and items of income of our company for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control or only limited influence over the partnership.

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the stock of which is owned directly or indirectly by the REIT. Other entities that are wholly-owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. All assets, liabilities and items of income, deduction and credit of qualified REIT subsidiaries and disregarded subsidiaries will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of ours is not subject to U.S. federal corporate income taxation, although it may be subject to state and local taxation in some states.

35

In the event that a qualified REIT subsidiary or a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of us), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries. A “taxable REIT subsidiary” is an entity that is taxable as a corporation in which we directly or indirectly own stock and that elects with us to be treated as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary is not ignored for U.S. federal income tax purposes. Accordingly, a domestic taxable REIT subsidiary generally is subject to U.S. federal corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. We generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary unless we and such corporation elect to treat such corporation as a taxable REIT subsidiary. Overall, no more than 20% of the value of a REIT’s assets (25% for any taxable year beginning after December 31, 2025) may consist of stock or securities of one or more taxable REIT subsidiaries.

Income earned by a taxable REIT subsidiary is not attributable to the REIT. Rather, the stock issued by a taxable REIT subsidiary to us is an asset in our hands, and we treat dividends paid to us from such taxable REIT subsidiary, if any, as income. This income can affect our income and asset tests calculations, as described below. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs could be earned by a taxable REIT subsidiary without affecting our status as a REIT. For example, we may use taxable REIT subsidiaries to perform services or conduct activities that give rise to certain categories of income such as management fees, or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

Several provisions of the Code regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to affiliated REITs. In addition, we would be obligated to pay a 100% penalty tax on some payments that we receive from, or on certain expenses deducted by, a taxable REIT subsidiary if the IRS were to assert successfully that the economic arrangements between us and a taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

Deductions are disallowed for business interest expense (even if paid to third parties) in excess of the sum of a taxpayer’s business interest income and 30% of the adjusted taxable income of the business, which is its taxable income computed without regard to business interest income or expense, depreciation, amortization, net operating losses or the pass-through income deduction. Such limitations may also impact the amount of U.S. federal income tax paid by any of our taxable REIT subsidiaries.

Income Tests

To qualify as a REIT, we must satisfy two gross income requirements, each of which is applied on an annual basis. First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, for each taxable year generally must be derived directly or indirectly from:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, stock in other REITs;

•	gain from the sale of real property or mortgage loans;

•	abatements and refunds of taxes on real property;

•	income and gain derived from foreclosure property (as described below);

36

•

amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property); and

•

interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term.

Second, at least 95% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from (i) dividends, (ii) interest and (iii) gain from the sale or disposition of stock or securities, which need not have any relation to real property.

If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, and we attach a schedule of the sources of our income to our U.S. federal income tax return. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally recognize exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the amount of nonqualifying income. See “—Taxation of REITs in General.”

Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. We will monitor the amount of our nonqualifying income, and we will manage our portfolio to comply at all times with the gross income tests. The following paragraphs discuss some of the specific applications of the gross income tests to us.

Dividends. We may directly or indirectly receive distributions from taxable REIT subsidiaries or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of earnings and profits of the distributing corporation. Our dividend income from stock in any corporation (other than any REIT), including any taxable REIT subsidiary, will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Dividends that we receive from any REITs in which we own stock and our gain on the sale of the stock in those REITs will be qualifying income for purposes of both gross income tests. However, if a REIT in which we own stock fails to qualify as a REIT in any year, our income from such REIT would be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Interest. The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person; however, it generally includes the following: (i) an amount that is received or accrued based on a fixed percentage or percentages of receipts or sales, and (ii) an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt by leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by mortgages on real property or on interests in real property (including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services) generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

We expect that the CMBS and residential mortgage-backed securities (“RMBS”) in which we invest generally will be treated either as interests in a grantor trust or as interests in a real estate mortgage investment conduit (“REMIC”) for U.S. federal income tax purposes and that all interest income from such CMBS and RMBS will be qualifying income for the 95% gross income test. In the case of CMBS and RMBS treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above. In the case of CMBS and RMBS treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce nonqualifying income for the holder of the related REMIC securities.

37

Interest, original issue discount and market discount income that we receive or accrue from mortgage-related assets generally will be qualifying income for purposes of both gross income tests.

Hedging Transactions. We and our subsidiaries may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (i) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as a hedge along with the risk that it hedges within prescribed time periods specified in Treasury regulations, (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as a hedge along with the risk that it hedges within prescribed time periods, or (iii) in connection with the effective termination of certain hedging transactions described above will be excluded from gross income for purposes of both the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as nonqualifying income for purposes of both of the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the asset tests described below. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging will not adversely affect our ability to satisfy the REIT qualification requirements.

We may conduct some or all of our hedging activities through a taxable REIT subsidiary or other corporate entity, the income of which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries.

Fee Income. Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a taxable REIT subsidiary will not be included for purposes of the gross income tests.

Rents from Real Property. Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions described below are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased and any services provided in connection with the property. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants, the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to an increase in rent due to a modification of a lease with a “controlled taxable REIT subsidiary” (i.e., a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock). A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, or modified, if such modification increases the rents due under such lease. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as “rents from real property” for purposes of the gross income tests, we are only allowed to provide services that are both usually or “customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. We may, however, render services to our tenants through an “independent contractor” who is adequately compensated and from whom we do not derive revenue if certain requirements are satisfied. We may also own an interest in a taxable REIT subsidiary which provides non-customary services to tenants without tainting our rental income from the related properties.

Even if a REIT furnishes or renders services that are non-customary with respect to a property, if the greater of (i) the amounts received or accrued, directly or indirectly, or deemed received by the REIT with respect to such services, or (ii) 150% of our direct cost in furnishing or rendering the services during a taxable year is not more than 1% of all amounts received or accrued, directly or indirectly, by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such non-customary services are not treated as rent for purposes of the REIT gross income tests.

38

We intend to cause any services that are not usually or “customarily rendered,” or that are for the benefit of a particular tenant in connection with the rental of real property, to be provided through a taxable REIT subsidiary or through an “independent contractor” who is adequately compensated and from which we do not derive revenue, and which meets certain other requirements. However, no assurance can be given that the IRS will concur with our determination as to whether a particular service is usual or customary, or otherwise in this regard.

Prohibited Transactions Tax. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. We cannot assure you that we will comply with certain safe harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business. The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of such corporation at regular corporate income tax rates. We intend to structure our activities to avoid prohibited transaction characterization.

Foreclosure Property. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•

that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•

on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•

on which any construction takes place on the property, other than completion of a building or any other improvement, if more than 10% of the construction was completed before default became imminent; or

•

which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, including gain from the disposition of the foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, net income from foreclosure property, including gain from the sale of foreclosure property held for sale in the ordinary course of a trade or business, will qualify for purposes of the 75% and 95% gross income tests. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.

Phantom Income. Due to the nature of the assets in which we will invest, we may be required to recognize taxable income from certain assets in advance of our receipt of cash flow from or proceeds from disposition of such assets, and may be required to report taxable income that exceeds the economic income ultimately realized on such assets.

39

We may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount generally will be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain debt instruments may be made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

The terms of the debt instruments that we hold may be modified under certain circumstances. These modifications may be considered “significant modifications” for U.S. federal income tax purposes that give rise to a deemed debt-for-debt exchange upon which we may recognize taxable income or gain without a corresponding receipt of cash.

Some of the debt securities that we acquire may have been issued with original issue discount. In general, we will be required to accrue non-de minimis original issue discount based on the constant yield to maturity of such debt securities, and to treat it as taxable income in accordance with applicable U.S. federal income tax rules even though such yield may exceed cash payments, if any, received on such debt instrument.

In addition, in the event that any debt instruments or debt securities acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinated mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received.

Finally, we may be required under the terms of indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our stockholders.

As a result of each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a risk that we may have taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Annual Distribution Requirements Applicable to REITs.”

Asset Tests

At the close of each quarter of our taxable year, we must satisfy the following tests relating to the nature of our assets:

•	At least 75% of the value of our total assets must be represented by the following:

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs and debt instruments issued by publicly offered REITs;

•	cash and cash items (including certain receivables);

•	government securities;

•

investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term; and

•

regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under U.S. federal income tax laws, determined as if we held such assets directly, we will be treated as holding directly our proportionate share of the assets of such REMIC.

•	Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class described above.

•

Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

•

Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, we may not own more than 10% of any one issuer’s outstanding voting securities.

•

Except for securities of taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” exception or other exceptions discussed below.

40

•	Not more than 20% of the value of our total assets (25% for any taxable year beginning after December 31, 2025) may be represented by the securities of one or more taxable REIT subsidiaries.

•	Not more than 25% of the value of our total assets may be represented by nonqualified publicly offered REIT debt instruments.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% value test, as explained below).

Securities, for purposes of the asset tests, may include debt we hold from other issuers. However, debt we hold in an issuer that does not qualify for purposes of the 75% asset test will not be taken into account for purposes of the 10% value test if the debt securities meet the straight debt safe harbor. Subject to certain exceptions, debt will meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits of any person, the borrower’s discretion or similar factors. In the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer that (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, in the case of a partnership issuer, our interest as a partner in the partnership).

In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership’s income is of such a nature that the partnership would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership (other than straight debt or any other excluded security) is not taken into account to the extent, if any, of the REIT’s proportionate interest as a partner in that partnership.

Any stock that we hold or acquire in other REITs will be a qualifying asset for purposes of the 75% asset test. However, if a REIT in which we own stock fails to qualify as a REIT in any year, the stock in such REIT will not be a qualifying asset for purposes of the 75% asset test. Instead, we would be subject to the second, third, fourth, and fifth asset tests described above with respect to our investment in such a disqualified REIT. We will also be subject to those assets tests with respect to our investments in any non-REIT C corporations for which we do not make a taxable REIT subsidiary election.

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurances, however, that we will be successful in this effort. Independent appraisals may not have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we failed to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if (i) we satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of nonqualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (ii) were not satisfied, we could nevertheless avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

41

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT which fails one or more of the asset requirements for a particular tax quarter to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements Applicable to REITs

To qualify for taxation as a REIT, we generally must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to:

•

the sum of (i) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain and (ii) 90% of our net income after tax, if any, from foreclosure property; minus

•

the excess of the sum of specified items of non-cash income (including original issue discount on our mortgage loans) over 5% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain.

Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or we distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our stockholders of any distributions that are actually made.

If we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior years) and (y) the amounts of income retained on which we have paid corporate income tax.

Although several types of non-cash income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may not have sufficient cash to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional stock.

We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. Our stockholders would then increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income. For purposes of the 4% excise tax described above, any retained amounts for which we elect this treatment would be treated as having been distributed.

We intend to make timely distributions sufficient to satisfy the distribution requirements. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of items of income and deduction of expenses by us for U.S. federal income tax purposes. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets or for other reasons. In the event that such timing differences occur, and in other circumstances, it may be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of other property (including, for example, shares of our own stock).

42

If our taxable income for a particular year is subsequently determined to have been understated, under some circumstances we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Like-Kind Exchanges

Our Operating Partnership may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest or redetermined taxable REIT subsidiary (“TRS”) service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Redetermined TRS service income is income earned by a taxable REIT subsidiary that is attributable to services provided to us, or on our behalf to any of our tenants, that is less than the amounts that would have been charged based upon arms’ length negotiations.

Record Keeping Requirements

We are required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding Common Stock.

Failure to Qualify

If we fail to satisfy one or more requirements of REIT qualification, other than the income tests or asset requirements, then we may still retain REIT qualification if the failure is due to reasonable cause and not willful neglect, and we pay a penalty of $50,000 for each failure.

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax on our taxable income as a corporation. This would significantly reduce both our cash available for distribution to our stockholders and our earnings. If we fail to qualify as a REIT, we will not be required to make any distributions to stockholders and any distributions that are made will not be deductible by us. Moreover, all distributions to stockholders would be taxable as dividends to the extent of our current and accumulated earnings and profits, whether or not attributable to capital gains of ours. Furthermore, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction with respect to those distributions, and individual, trust and estate distributees may be eligible for reduced U.S. federal income tax rates on such dividends. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Tax Aspects of Our Operating Partnership and any Subsidiary Partnerships

General. All or substantially all of our property investments will be held through our Operating Partnership, which may be treated as a partnership or a disregarded entity for U.S. federal income tax purposes. In addition, our Operating Partnership may hold certain investments indirectly through subsidiary partnerships and limited liability companies which are treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. A partner in such entities that is a REIT will include in its income its share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of its REIT taxable income, and the REIT distribution requirements. Pursuant to these rules, for purposes of the asset tests, we will include our pro rata share of assets held by our Operating Partnership, including our share of its subsidiary partnerships and limited liability companies, based on its capital interest in each such entity.

43

Entity Classification. Our interests in our Operating Partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities), as opposed to associations taxable as corporations for U.S. federal income tax purposes. For example, an entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury regulations. If our Operating Partnership or a subsidiary partnership or limited liability company were treated as an association rather than as a partnership, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effects of our failure to meet the REIT asset and income tests. In addition, a change in the tax status of our Operating Partnership, a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions. We do not anticipate that our Operating Partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership which is taxable as a corporation.

Legislation was enacted that significantly changes the rules for U.S. federal income tax audits of partnerships, such as our Operating Partnership or any subsidiary partnerships or limited liability companies treated as partnerships for U.S. federal income tax purposes. Such audits will continue to be conducted at the entity level, and unless such entity qualifies for and affirmatively elects an alternative procedure, any adjustments to the amount of tax due (including interest and penalties) will be payable by the entity itself. Under an alternative procedure, if elected, a partnership would issue information returns to persons who were partners in the audited year, who would then be required to take such adjustments into account in calculating their own tax liability, and the partnership would not be liable for the adjustments. If any of the Operating Partnership or our subsidiary partnerships or limited liability companies is able to and in fact elects the alternative procedure for a given adjustment, the amount of taxes for which such persons will be liable will be increased by any applicable penalties and a special interest charge. There can be no assurance that any such entities will make such an election for any given adjustment.

Allocations of Income, Gain, Loss and Deduction. A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) will generally determine the allocation of partnership income and loss among partners. Generally, Section 704(b) of the Code and the Treasury regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our Operating Partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder.

Tax Allocations with Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for U.S. federal income tax purposes) in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution, as adjusted from time to time. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Appreciated property may be contributed to our Operating Partnership in exchange for Operating Partnership units in connection with future acquisitions. The partnership agreement requires that allocations be made in a manner consistent with Section 704(c) of the Code. Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Any book-tax differences will be accounted for using any method approved under Section 704(c) of the Code and the applicable Treasury regulations as chosen by the general partner under the partnership agreement. Any property acquired by our Operating Partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

44

Taxation of U.S. Holders of Our Common Stock

U.S. Holder. As used in the remainder of this discussion, the term “U.S. holder” means a beneficial owner of our Common Stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Common Stock, you should consult your advisors. A “non-U.S. holder” is a beneficial owner of our Common Stock that is neither a U.S. holder nor a partnership (or an entity treated as a partnership for U.S. federal income tax purposes).

Distributions Generally. As long as we qualify as a REIT, distributions made by us to our taxable U.S. holders out of our current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” will be taken into account by them as ordinary income taxable at ordinary income tax rates and will not qualify for the reduced capital gains rates that currently generally apply to distributions by non-REIT C corporations to certain non-corporate U.S. holders. In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any, and then to our Common Stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions. Under current law, U.S. holders that are individuals, trusts and estates generally may deduct 20% of “qualified REIT dividends” (i.e., REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income eligible for capital gain tax rates). The overall deduction is limited to 20% of the sum of the taxpayer’s taxable income (less net capital gain) and certain cooperative dividends, subject to further limitations based on taxable income. The deduction, if allowed in full, equates to a maximum effective U.S. federal income tax rate on ordinary REIT dividends of 29.6%.

Investors considering buying shares just prior to a dividend or capital gain distribution should be aware that, although the price of shares purchased at that time may reflect the amount of the forthcoming distribution, such dividend or distribution may nevertheless be taxable to them.

Distributions in excess of both current and accumulated earnings and profits will not be taxable to a U.S. holder to the extent that the distributions do not exceed the adjusted basis of the holder’s stock. Rather, such distributions will reduce the adjusted basis of the stock. To the extent that distributions exceed the adjusted basis of a U.S. holder’s stock, the U.S. holder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less.

Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we pay up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any “deficiency dividend” will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, U.S. holders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

Capital Gain Dividends. We may elect to designate distributions of our net capital gain as “capital gain dividends” to the extent that such distributions do not exceed our actual net capital gain for the taxable year. Capital gain dividends are taxed to U.S. holders of our stock as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their stock. If we designate any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to U.S. holders on IRS Form 1099-DIV. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends received deduction for corporations.

45

Instead of paying capital gain dividends, we may elect to require stockholders to include our undistributed net capital gains in their income. If we make such an election, U.S. holders (i) will include in their income as long- term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund to the extent that the tax paid by us exceeds the U.S. holder’s tax liability on the undistributed capital gain. A U.S. holder of our stock will increase the basis in its stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. A U.S. holder that is a corporation will appropriately adjust its earnings and profits for the retained capital gain in accordance with Treasury regulations to be prescribed by the IRS. Our earnings and profits will be adjusted appropriately.

We must classify portions of our designated capital gain dividend into the following categories:

•	a 20% gain distribution, which would be taxable to non-corporate U.S. holders of our stock at a U.S. federal rate of up to 20%; or

•	an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. holders of our stock at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 20% and 25% capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The IRS currently requires that distributions made to different classes of stock be comprised proportionately of dividends of a particular type.

Passive Activity Loss and Investment Interest Limitation. Distributions that we make and gains arising from the disposition of our Common Stock by a U.S. holder will not be treated as passive activity income, and therefore U.S. holders will not be able to apply any “passive activity losses” against such income. Dividends paid by us, to the extent they do not constitute a return of capital, will generally be treated as investment income for purposes of the investment income limitation on the deduction of the investment interest.

Qualified Dividend Income. Distributions that are treated as dividends may be taxed at capital gains rates, rather than ordinary income rates, if they are distributed to an individual, trust or estate, are properly designated by us as qualified dividend income and certain other requirements are satisfied. Dividends are eligible to be designated by us as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by us during the year of the distribution from other C corporations such as taxable REIT subsidiaries, our “undistributed” REIT taxable income from the immediately preceding year, and any income attributable to the sale of a built-in gain asset from the immediately preceding year (reduced by any U.S. federal income taxes that we paid with respect to such REIT taxable income and built-in gain).

Dividends that we receive will be treated as qualified dividend income to us if certain criteria are met. The dividends must be received from a domestic corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation. A foreign corporation generally will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the Secretary of Treasury determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is a passive foreign investment company, then it will not be treated as a qualifying foreign corporation, and the dividends we receive from such an entity would not constitute qualified dividend income.

Furthermore, certain exceptions and special rules apply to determine whether dividends may be treated as qualified dividend income to us. These rules include certain holding requirements that we would have to satisfy with respect to the stock on which the dividend is paid, and special rules with regard to dividends received from regulated investment companies and other REITs.

In addition, even if we designate certain dividends as qualified dividend income to our stockholders, the stockholder will have to meet certain other requirements for the dividend to qualify for taxation at capital gains rates. For example, the stockholder will only be eligible to treat the dividend as qualifying dividend income if the stockholder is taxed at individual rates and meets certain holding requirements. In general, in order to treat a particular dividend as qualified dividend income, a stockholder will be required to hold our stock for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the stock becomes ex-dividend.

Other Tax Considerations. To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

46

Sales of Our Common Stock. Upon any taxable sale or other disposition of our Common Stock (except pursuant to a repurchase by us, as described below), a U.S. holder of our Common Stock will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on such disposition; and

•	the U.S. holder’s adjusted basis in such Common Stock for tax purposes.

Gain or loss will be capital gain or loss if the Common Stock has been held by the U.S. holder as a capital asset. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year, it will produce long-term capital gain) and the holder’s tax bracket.

In general, any loss upon a sale or exchange of our Common Stock by a U.S. holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. holder that are required to be treated by such U.S. holder as long-term capital gains.

Repurchases of Our Common Stock. A repurchase of our Common Stock will be treated as a distribution in exchange for the repurchased shares and taxed in the same manner as any other taxable sale or other disposition of our Common Stock discussed above, provided that the repurchase satisfies one of the tests enabling the repurchase to be treated as a sale or exchange. A repurchase will generally be treated as a sale or exchange if it (i) results in a complete termination of the holder’s interest in our Common Stock, (ii) results in a substantially disproportionate redemption with respect to the holder, or (iii) is not essentially equivalent to a dividend with respect to the holder. In determining whether any of these tests has been met, Common Stock actually owned, as well as Common Stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. The sale of Common Stock pursuant to a repurchase generally will result in a “substantially disproportionate” redemption with respect to a holder if the percentage of our then outstanding voting stock owned by the holder immediately after the sale is less than 80% of the percentage of our voting stock owned by the holder determined immediately before the sale. The sale of Common Stock pursuant to a repurchase generally will be treated as not “essentially equivalent to a dividend” with respect to a holder if the reduction in the holder’s proportionate interest in our stock as a result of our repurchase constitutes a “meaningful reduction” of such holder’s interest.

A repurchase that does not qualify as an exchange under such tests will constitute a dividend equivalent repurchase that is treated as a taxable distribution and taxed in the same manner as regular distributions, as described above under “—Distributions Generally.” In addition, although guidance is sparse, the IRS could take the position that a holder who does not participate in any repurchase treated as a dividend should be treated as receiving a constructive distribution of our Common Stock taxable as a dividend in the amount of their increased percentage ownership of our Common Stock as a result of the repurchase, even though the holder did not actually receive cash or other property as a result of the repurchase.

Medicare Tax. Certain U.S. holders, including individuals and estates and trusts, are subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which includes net gain from a sale or exchange of Common Stock and income from dividends paid on Common Stock. U.S. holders are urged to consult their own tax advisors regarding the Medicare tax.

Taxation of Non-U.S. Holders of Our Common Stock

The rules governing the U.S. federal income taxation of non-U.S. holders are complex. This section is only a summary of such rules. We urge non-U.S. holders to consult their own tax advisors to determine the impact of U.S. federal, state and local income tax laws on ownership of the Common Stock, including any reporting requirements.

Distributions. Distributions by us to a non-U.S. holder on our Common Stock that are neither attributable to gain from sales or exchanges by us of “U.S. real property interests” nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions generally will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as may be specified under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent the income allocated to the non-U.S. holder is excess inclusion income. Dividends that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. holder that is engaged in a trade or business within the United States may also be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

47

A non-U.S. holder of our Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for our ordinary dividends will be required (i) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (ii) if our Common Stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Distributions that are neither attributable to gain from sales or exchanges of “U.S. real property interests” nor designated as capital gains dividends and that are in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. holder in its Common Stock will reduce the non-U.S. holder’s adjusted basis in its Common Stock and will not be subject to U.S. federal income tax. Distributions that are neither attributable to gain from sales or exchanges of “U.S. real property interests” nor designated as capital gains dividends and that are in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. holder in its Common Stock will be treated as gain from the sale of its stock, the tax treatment of which is described below under “—Sales of Our Common Stock.” Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend.

We would be required to withhold at least 15% of any distribution to a non-U.S. holder in excess of our current and accumulated earnings and profits if our Common Stock constitutes a U.S. real property interest with respect to such non-U.S. holder, as described below under “—Sales of Our Common Stock.” This withholding would apply even if a lower treaty rate otherwise applies or the non-U.S. holder is not liable for tax on the receipt of that distribution. However, a non-U.S. holder may seek a refund of these amounts from the IRS if the non-U.S. holder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. holder that are designated by us at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

•

The investment in the Common Stock is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder), in which case the non-U.S. holder will generally be subject to the same treatment as U.S. holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

•

The non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the distribution and has a “tax home” in the United States, in which case the individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing gain that is income effectively connected with the conduct of a trade or business in the United States. Non-U.S. holders will be taxed on this gain at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not attributable to a U.S. real property interest if we held an interest in the underlying asset solely as a creditor.

We will be required to withhold and remit to the IRS the highest rate of U.S. federal income tax applicable to each non-U.S. holder, based on the status of such holder, of any distributions to non-U.S. holders that are designated as capital gain dividends, or, if greater, the highest rate of U.S. federal income tax applicable to each non-U.S. holder, based on the status of such holder, of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of U.S. real property interests. Distributions can be designated as capital gain dividends to the extent of our net capital gain for the taxable year of the distribution. The amount withheld, which for individual non-U.S. holders may exceed the actual tax liability, is creditable against the non-U.S. holder’s U.S. federal income tax liability.

48

However, the above withholding tax will not apply to any capital gain dividend with respect to (i) any class of our stock which is “regularly traded” on an established securities market located in the United States if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of such dividend or (ii) a “qualified shareholder” or a “withholding qualified holder”. Instead, any capital gain dividend will be treated as a distribution subject to the rules discussed above under “—Distributions.” Also, the branch profits tax would not apply to such a distribution. We expect to treat our Common Stock as “regularly traded” on an established securities market for purposes of the preceding test.

Although the law is not clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. holders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid by us were to exceed their actual U.S. federal income tax liability. If we were to designate a portion of our net capital gain as undistributed capital gain, a non-U.S. holder is urged to consult its tax advisor regarding the taxation of such undistributed capital gain.

Sales of Our Common Stock. Subject to the discussion below under “—Repurchases of Our Common Stock,” gain recognized by a non-U.S. holder upon the sale or exchange of our stock generally would not be subject to U.S. taxation unless:

•

the investment in our Common Stock is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder), in which case the non-U.S. holder will be subject to the same treatment as domestic holders with respect to any gain;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•

the non-U.S. holder is not a qualified shareholder or a withholding qualified holder (each as defined below) and our Common Stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

We anticipate that our Common Stock will constitute a U.S. real property interest within the meaning of FIRPTA unless we are a domestically controlled REIT or our Common Stock is “regularly traded” on an established securities market with respect to holders owning 10% or less of our Common Stock as described below. We will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. holders. No assurance can be given, however, that we are or will be a domestically controlled REIT at any time.

Even if we were not a domestically controlled REIT, a sale of Common Stock by a non-U.S. holder would nevertheless not be subject to taxation under FIRPTA as a sale of a U.S. real property interest if:

•	our Common Stock were “regularly traded” on an established securities market within the meaning of applicable Treasury regulations; and

•

the non-U.S. holder did not actually, or constructively under specified attribution rules under the Code, own more than 10% of our Common Stock at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period.

We expect to treat our Common Stock as “regularly traded” on an established securities market, under the applicable Treasury Regulations. If gain on the sale or exchange of our Common Stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In such a case, under FIRPTA the purchaser of Common Stock may be required to withhold 15% of the purchase price and remit this amount to the IRS.

Qualified Shareholders. Subject to the exception discussed below, a qualified shareholder who holds our Common Stock directly or indirectly (through one or more partnerships) will not be subject to FIRPTA withholding on distributions by us or dispositions of our Common Stock. While a qualified shareholder will not be subject to FIRPTA withholding on distributions by us or dispositions of our Common Stock, certain investors of a qualified shareholder (i.e., non-U.S. persons who hold interests in the qualified shareholder (other than interests solely as a creditor), and hold more than 10% of our Common Stock (whether or not by reason of the investor’s ownership in the qualified shareholder)) may be subject to FIRPTA withholding.

49

A qualified shareholder is a non-U.S. person that (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or NASDAQ markets, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.

Withholding Qualified Holders. Any distribution to a withholding qualified holder who holds our Common Stock directly or indirectly (through one or more partnerships) will not be subject to FIRPTA withholding on distributions by us or dispositions of our Common Stock.

Withholding qualified holders are not “foreign persons” for purposes of FIRPTA and are thus exempt from FIRPTA on their disposition of U.S. real property interests. Withholding qualified holders include (i) qualified holders and (ii) foreign partnerships all of the interests of which are held by qualified holders, including through one or more partnerships. Qualified holders include “qualified foreign pension funds” and “qualified controlled entities.” Generally, a qualified foreign pension fund is a trust, corporation, or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established (a) by such country (or one or more political subdivisions thereof) to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (including self-employed individuals) or persons designated by such employees, as a result of services rendered by such employees to their employers or (b) by one or more employers to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (including self-employed individuals) or persons designated by such employees in consideration for services rendered by such employees to such employers, (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information reporting about its beneficiaries is provided, or is otherwise available, to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or arrangement or taxed at a reduced rate, or (b) taxation of any investment income of such organization or arrangement is deferred or such income is excluded from the gross income of such entity or arrangement or is taxed at a reduced rate. Generally, a “qualified controlled entity” is a trust or corporation created or organized under the laws of a foreign jurisdiction all of the interests of which are held by one or more qualified foreign pension funds directly or indirectly through one or more qualified controlled entities.

We urge non-U.S. holders to consult their own tax advisers to determine their eligibility for exemption from FIRPTA withholding and their qualification as a qualified shareholder or a withholding qualified holder.

Repurchases of Our Common Stock. A repurchase of our Common Stock that is not treated as a sale or exchange will be taxed in the same manner as regular distributions under the rules described above. See “—Taxation of U.S. Holders of Our Common Stock—Repurchases of Our Common Stock” for a discussion of when a redemption will be treated as a sale or exchange and related matters.

A repurchase of our Common Stock generally will be subject to tax under FIRPTA to the extent the distribution in the repurchase is attributable to gains from our dispositions of U.S. real property interests. To the extent the distribution is not attributable to gains from our dispositions of U.S. real property interests, the excess of the amount of money received in the repurchase over the non-U.S. holder’s basis in the repurchased shares will be treated in the manner described above under “—Sales of Our Common Stock.” The IRS has released an official notice stating that repurchase payments may be attributable to gains from dispositions of U.S. real property interests (except when the 10% regularly traded exception would apply), but has not provided any guidance to determine when and what portion of a repurchase payment is a distribution that is attributable to gains from our dispositions of U.S. real property interests. Due to the uncertainty, except when the 10% regularly traded exception would apply, we may withhold at the highest rate of U.S. federal income tax applicable to each non-U.S. holder, based on the status of such holder, from all or a portion of repurchase payments to non-U.S. holders other than qualified shareholders or withholding qualified holders. To the extent the amount of tax we withhold exceeds the amount of a non-U.S. holder’s U.S. federal income tax liability, the non-U.S. holder may file a U.S. federal income tax return and claim a refund.

U.S. Federal Income Tax Returns. If a non-U.S. holder is subject to taxation under FIRPTA on proceeds from the sale of our Common Stock or on distributions we make, the non-U.S. holder will be required to file a U.S. federal income tax return. Prospective non-U.S. holders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on their ownership of our Common Stock, including any reporting requirements.

50

Taxation of Tax-Exempt Holders of Our Common Stock

Provided that a tax-exempt holder has not held its Common Stock as “debt-financed property” within the meaning of the Code and our shares of stock are not being used in an unrelated trade or business, dividend income from us generally will not be unrelated business taxable income (“UBTI”) to a tax-exempt holder. Similarly, income from the sale of our Common Stock will not constitute UBTI unless the tax-exempt holder has held its Common Stock as debt-financed property within the meaning of the Code or has used the Common Stock in a trade or business.

Further, for a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust or qualified group legal services plan exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in our Common Stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt holders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” are treated as UBTI as to any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “pension trusts.”

A REIT is a “pension-held REIT” if it meets the following two tests:

•

it would not have qualified as a REIT but for Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

•

either (i) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (ii) a group of pension trusts each individually holding more than 10% of the value of the REIT’s stock, collectively owns more than 50% of the value of the REIT’s stock.

The percentage of any REIT dividend from a “pension-held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a “pension-held REIT” (for example, if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts).

Dividend Reinvestment Plan

Holders who participate in the dividend reinvestment plan will recognize taxable income in the amount they would have received had they elected not to participate, even though they receive no cash. These deemed distributions will be treated as actual distributions from us to the participating holders and will retain the character and U.S. federal income tax effects applicable to all distributions. Stock received under the plan will have a holding period beginning with the day after purchase, and a U.S. federal income tax basis equal to its cost, which is the gross amount of the deemed distribution. Because of our charter’s restrictions on the number of shares of our stock that a person may own, we do not anticipate that we will become a “pension-held REIT.”

Backup Withholding Tax and Information Reporting

U.S. Holders of Common Stock. In general, information-reporting requirements will apply to payments of dividends and proceeds of the sale of our Common Stock held by U.S. holders, unless such U.S. holder is an exempt recipient. A backup withholding tax may apply to such payments if such U.S. holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend or interest income. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. holders who fail to certify their U.S. status to us. Any amounts withheld under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Brokers that are required to report the gross proceeds from a sale of our Common Stock on IRS Form 1099-B will also be required to report the customer’s adjusted basis in the Common Stock sold and whether any gain or loss with respect to such stock is long-term or short-term. In some cases, there may be alternative methods of determining the basis in the Common Stock sold, in which case your broker will apply a default method of its choosing if you do not indicate which method you choose to have applied. U.S. holders should consult their own tax advisors regarding these reporting requirements and their election options.

51

Non-U.S. Holders of Our Common Stock. We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a “United States person” as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Common Stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a “United States person” as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our Common Stock.

State and Local Taxes

We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our Common Stock.

Tax Shelter Reporting

If a stockholder recognizes a loss with respect to stock of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any ordinary dividends and other distributions that we pay to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors to determine the applicability of this legislation in light of their individual circumstances.

52

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A control person is a person who beneficially owns more than 25% of the voting securities of a company. As of December 31, 2025, no entity or person beneficially owned 25% or more of the outstanding shares of the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, an independent registered public accounting firm, provides auditing and limited tax services to the Fund and is located at 100 East Pratt Street, Suite 2600, Baltimore, Maryland 21202.

CUSTODIAN

The custodian of the assets of the Fund is The Bank of New York Mellon, located at 240 Greenwich Street, New York, New York 10286. The custodian performs custodial, fund accounting and portfolio accounting services.

ADDITIONAL INFORMATION

A Registration Statement on Form N-2, including amendments thereto, relating to the Common Stock offered hereby, has been filed by the Fund with the SEC in Washington, D.C. The Fund’s prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Common Stock offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Fund’s prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC or on the SEC’s website at http://www.sec.gov.

FINANCIAL STATEMENTS

The audited financial statements of the Fund and related report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, contained in the Fund’s Annual Report to Stockholders for the period ended December 31, 2024, as filed with the SEC on Form N-CSR on February 27, 2025, are hereby incorporated by reference. The unaudited financial statements included in the semi-annual report to the Fund’s stockholders for the fiscal period ended June 30, 2025 are incorporated herein by reference to the Fund’s Semi-Annual Report to Stockholders. A copy of the Annual Report may be obtained upon request and without charge by calling (888) 777-0102 or by visiting the SEC’s website at http://www.sec.gov. No other portions of the Fund’s Annual Report or Semi-Annual Report are incorporated herein by reference.

53

APPENDIX A

DESCRIPTION OF S&P, MOODY’S AND FITCH†

The definitions of the applicable rating symbols are set forth below:

Standard & Poor’s Corporation—A brief description of the applicable Standard & Poor’s Corporation (“S&P”) rating symbols and their meanings (as published by S&P) follows:

“AAA”	An obligation rated ‘AAA’ has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

“AA”	An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

“A”	An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

“BBB”	An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

“BB,” “B,” “CCC,” “CC,” and “C”	Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

“BB”	An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

“B”	An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

“CCC”	An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

“CC”	An obligation rated ‘CC’ is currently highly vulnerable to nonpayment.

“C”	A ‘C’ rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the ‘C’ rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument’s terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

“D”	An obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation, including a regulatory capital instrument, are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action if payments on an obligation are jeopardized. An obligation’s rating is lowered to ‘D’ upon completion of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

PLUS (+) OR MINUS (–)	The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

“N.R.”	This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

Moody’s Investors Service, Inc.—A brief description of the applicable Moody’s Investors Service, Inc. (“Moody’s”) rating symbols and their meanings (as published by Moody’s) follows:

Long-Term Rating Definitions:

“Aaa”	Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

“Aa”	Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

“A”	Obligations rated A are considered upper-medium grade and are subject to low credit risk.

“Baa”	Obligations rated Baa are subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics.

“Ba”	Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

“B”	Obligations rated B are considered speculative and are subject to high credit risk.

“Caa”	Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

“Ca”	Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

“C”	Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Absence of Rating: Where no rating has been assigned or where a rating has been suspended or withdrawn, it may be for reasons unrelated to the quality of the issue.

Should no rating be assigned, the reason may be one of the following:

a. An application for rating was not received or accepted.

b. The issue or issuer belongs to a group of securities or companies that are not rated as a matter of policy.

c. There is a lack of essential data pertaining to the issue or issuer.

d. The issue was privately placed, in which case the rating is not published in Moody’s publications.

Suspension or withdrawal may occur if new and material circumstances arise, the effects of which preclude satisfactory analysis; if there is no longer available reasonable up-to-date data to permit a judgment to be formed; if a bond is called for redemption; or for other reasons.

Short Term Rating Definitions:

Moody’s short term ratings are opinions of the ability of issuers to honor short term financial obligations. Ratings may be assigned to issuers, short term programs or to individual short term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

“P-1”	Issuers (or supporting institutions) rated Prime 1 have a superior ability to repay short term debt obligations.

“P-2”	Issuers (or supporting institutions) rated Prime 2 have a strong ability to repay short term debt obligations.

“P-3”	Issuers (or supporting institutions) rated Prime 3 have an acceptable ability to repay short term obligations.

“NP”	Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Fitch Ratings, Inc.—A brief description of the applicable Fitch Ratings, Inc. (“Fitch”) ratings symbols and meanings (as published by Fitch) follows:

Long-Term Ratings Scales—Issuer Credit Ratings Scales

“AAA”	Highest credit quality. “AAA” ratings denote the lowest expectation of default risk. They are assigned only in case of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

“AA”	Very high credit quality. “AA” ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

“A”	High credit quality. “A” ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

“BBB”	Good credit quality. “BBB” ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse changes in circumstances and economic conditions are more likely to impair this capacity.

“BB”	Speculative. “BB” ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists which supports the servicing of financial commitments.

“B”	Highly speculative. “B” ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

“CCC”	Substantial credit risk. Default is a real possibility.

“CC”	Very high levels of credit risk. Default of some kind appears probable.

“C”	Exceptionally high levels of credit risk. Default is imminent or inevitable, or the issuer is in standstill. Conditions that are indicative of a ‘C’ category rating for an issuer include:

a. the issuer has entered into a grace or cure period following non-payment of a material financial obligation;

b. the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation; or

c. Fitch otherwise believes a condition of ‘RD’ or ‘D’ to be imminent or inevitable, including through the formal announcement of a coercive debt exchange.

“RD”	Restricted default. ‘RD’ ratings indicate an issuer that in Fitch’s opinion has experienced an uncured payment default on a bond, loan or other material financial obligation but which has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, and which has not otherwise ceased business. This would include:

a. the selective payment default on a specific class or currency of debt;

b. the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation;

c. the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; or

d. execution of a coercive debt exchange on one or more material financial obligations.

“D”	Default. ‘D’ ratings indicate an issuer that in Fitch’s opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, or which has otherwise ceased business.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a coercive debt exchange.

“Imminent” default typically refers to the occasion where a payment default has been intimated by the issuer, and is all but inevitable. This may, for example, be where an issuer has missed a scheduled payment, but (as is typical) has a grace period during which it may cure the payment default. Another alternative would be where an issuer has formally announced a coercive debt exchange, but the date of the exchange still lies several days or weeks in the immediate future.

In all cases, the assignment of a default rating reflects the agency’s opinion as to the most appropriate rating category consistent with the rest of its universe of ratings, and may differ from the definition of default under the terms of an issuer’s financial obligations or local commercial practice.

Note: The modifiers “+” or “ –” may be appended to a rating to denote relative status within major rating categories.

Short-Term Ratings—Short-Term Ratings Assigned to Obligations in Corporate, Public and Structured Finance

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity or security stream and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

“F1”	Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

“F2”	Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.

“F3”	Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

“B”	Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

“C”	High short-term default risk. Default is a real possibility.

“RD”	Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Applicable to entity ratings only.

“D”	Default. Indicates a broad-based default event for an entity, or the default of a specific short-term obligation.

Notes to Long-term and Short-term ratings for Fitch:

‘NR’ indicates that Fitch does not rate the issuer or issue in question.

‘Withdrawn’: A rating is withdrawn when Fitch deems the amount of information available to be inadequate for rating purposes, or when an obligation matures, is called, or refinanced.

Rating Watch: Ratings are placed on Rating Watch to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. These are designated as “Positive”, indicating a potential upgrade, “Negative”, for a potential downgrade, or “Evolving”, if ratings may be raised, lowered or maintained. Rating Watch is typically resolved over a relatively short period.

A Rating Outlook indicates the direction a rating is likely to move over a one to two year period. Outlooks may be positive, stable, or negative. A positive or negative Rating Outlook does not imply a rating change is inevitable. Similarly, ratings for which outlooks are ‘stable’ could be downgraded before an outlook moves to positive or negative if circumstances warrant such an action. Occasionally, Fitch may be unable to identify the fundamental trend. In these cases, the Rating Outlook may be described as evolving.

APPENDIX B

FRANKLIN TEMPLETON FUND ADVISER, LLC PROXY VOTING POLICY

FTFA delegates to each sub-adviser the responsibility for voting proxies for its funds, as applicable, through its contracts with each sub-adviser. Each sub-adviser may use its own proxy voting policies and procedures to vote proxies of the funds if the funds’ Board reviews and approves the use of those policies and procedures. Accordingly, FTFA does not expect to have proxy-voting responsibility for any of the funds.

Should FTFA become responsible for voting proxies for any reason, such as the inability of a sub-adviser to provide investment advisory services, FTFA shall utilize the proxy voting guidelines established by the most recent sub-adviser to vote proxies until a new sub-adviser is retained and the use of its proxy voting policies and procedures is authorized by the Board. In the case of a material conflict between the interests of FTFA (or its affiliates if such conflict is known to persons responsible for voting at FTFA) and any fund, the Board of Directors of FTFA shall consider how to address the conflict and/or how to vote the proxies. FTFA shall maintain records of all proxy votes in accordance with applicable securities laws and regulations.

FTFA shall be responsible for gathering relevant documents and records related to proxy voting from each sub-adviser and providing them to the funds as required for the funds to comply with applicable rules under the Investment Company Act of 1940. FTFA shall also be responsible for coordinating the provision of information to the Board with regard to the proxy voting policies and procedures of each sub-adviser, including the actual proxy voting policies and procedures of each sub-adviser, changes to such policies and procedures, and reports on the administration of such policies and procedures.

B-1

APPENDIX C

CLARION PARTNERS, LLC

PROXY VOTING POLICIES AND PROCEDURES

With the exception of certain investment strategies and products, Clarion Partners does not typically acquire securities that require it to vote proxies on behalf of its clients. In the event that such securities are acquired or managed, the following procedure is designed to ensure that proxy matters are handled in the best interest of clients and as required by applicable law and pursuant to investment management agreements. Specific business divisions of Clarion Partners may maintain tailored proxy voting subprocedures separate from, though complementary to, the below. Clarion Partners will be responsible for proxy voting strictly for those clients whose investment management agreements explicitly so indicate.

Once proxy voting forms are received by a Clarion Partners portfolio manager, they will be handled in the following manner:

1.	Proxies will be reviewed by the portfolio manager to determine the accounts impacted.

2.

The portfolio manager shall vote all proxies in accordance with product-specific proxy voting guidelines and keep a log of all such votes. The portfolio manager is not responsible for voting proxies not received; clients are advised to facilitate receipt of upcoming relevant proxy votes with their custodians.

3.

If the proxy presents a potential conflict of interest (or the appearance of such a conflict), the portfolio manager will advise the Legal and Compliance Department and the Investment Committee of the upcoming vote, the reason for the potential conflict of interest, and his or her related recommendation. The Legal and Compliance Department will advise the Investment Committee, who will make the final determination regarding the vote. The portfolio manager will then vote the affected proxy in accordance with that determination.

4.	The Legal and Compliance Department shall review proxy voting records on a periodic basis to ensure compliance and adjust these procedures as necessary.

A copy of this proxy voting policy shall be made available to clients upon request. Clients may also request a copy of the proxy voting record for their records.

C-1

APPENDIX D

WESTERN ASSET MANAGEMENT COMPANY, LLC

PROXY VOTING POLICIES AND PROCEDURES

NOTE

The policy below relating to proxy voting and corporate actions is a global policy for Western Asset Management Company, LLC (“Western Asset” or the “Firm”) and all Western Asset affiliates, including Western Asset Management Company Limited (“Western Asset Limited”), Western Asset Management Company Ltd (“Western Asset Japan”) and Western Asset Management Company Pte. Ltd. (“Western Asset Singapore”), as applicable. As compliance with the policy is monitored by Western Asset, the policy has been adopted from the US Compliance Manual and all defined terms are those defined in the US Compliance Manual rather than the compliance manual of any other Western Asset affiliate.

BACKGROUND

An investment adviser is required to adopt and implement policies and procedures that we believe are reasonably designed to ensure that proxies are voted in the best interest of clients, in accordance with fiduciary duties and Rule 206(4)-6 under the Investment Advisers Act of 1940 (“Advisers Act”). The authority to vote the proxies of our clients is established through investment management agreements or comparable documents. In addition to SEC requirements governing advisers, long-standing fiduciary standards and responsibilities have been established for ERISA accounts. Unless a manager of ERISA assets has been expressly precluded from voting proxies, the Department of Labor has determined that the responsibility for these votes lies with the investment manager.

POLICY

As a fixed income only manager, the occasion to vote proxies is very rare, for instance, when fixed income securities are converted into equity by their terms or in connection with a bankruptcy or corporate workout. However, the Firm has adopted and implemented policies and procedures that we believe are reasonably designed to ensure that proxies are voted in the best interest of clients, in accordance with our fiduciary duties and Rule 206(4)-6 under the Advisers Act. In addition to SEC requirements governing advisers, our proxy voting policies reflect the long-standing fiduciary standards and responsibilities for ERISA accounts. Unless a manager of ERISA assets has been expressly precluded from voting proxies, the Department of Labor has determined that the responsibility for these votes lies with the investment manager.

While the guidelines included in the procedures are intended to provide a benchmark for voting standards, each vote is ultimately cast on a case-by-case basis, taking into consideration the Firm’s contractual obligations to our clients and all other relevant facts and circumstances at the time of the vote (such that these guidelines may be overridden to the extent the Firm deems appropriate).

In exercising its voting authority, Western Asset will not consult or enter into agreements with officers, directors or employees of Franklin Resources (Franklin Resources includes Franklin Resources, Inc. and organizations operating as Franklin Resources) or any of its affiliates (other than Western Asset affiliated companies) regarding the voting of any securities owned by its clients.

PROCEDURES

Responsibility and Oversight

The Legal & Compliance Group is responsible for administering and overseeing the proxy voting process. The gathering of proxies is coordinated through the Corporate Actions team of the Investment Operations Group (“Corporate Actions”). Research analysts and portfolio managers are responsible for determining appropriate voting positions on each proxy utilizing any applicable guidelines contained in these procedures.

Client Authority

The Investment Management Agreement for each client is reviewed at account start-up for proxy voting instructions. If an agreement is silent on proxy voting, but contains an overall delegation of discretionary authority or if the account represents assets of an ERISA plan, Western Asset will assume responsibility for proxy voting. The Portfolio Compliance Group maintains a matrix of proxy voting authority.

Proxy Gathering

Registered owners of record, client custodians, client banks and trustees (“Proxy Recipients”) that receive proxy materials on behalf of clients should forward them to Corporate Actions. Proxy Recipients for new clients (or, if Western Asset becomes aware that the applicable Proxy Recipient for an existing client has changed, the Proxy Recipient for the existing client) are notified at start-up of appropriate routing to Corporate Actions of proxy materials received and reminded of their responsibility to forward all proxy materials on a timely basis. If Western Asset personnel other than Corporate Actions receive proxy materials, they should promptly forward the materials to Corporate Actions.

Proxy Voting

Once proxy materials are received by Corporate Actions, they are forwarded to the Portfolio Compliance Group for coordination and the following actions:

•	Proxies are reviewed to determine accounts impacted.

•	Impacted accounts are checked to confirm Western Asset voting authority.

•

Where appropriate, the Regulatory Affairs Group reviews the issues presented to determine any material conflicts of interest. (See Conflicts of Interest section of these procedures for further information on determining material conflicts of interest.)

•

If a material conflict of interest exists, (i) to the extent reasonably practicable and permitted by applicable law, the client is promptly notified, the conflict is disclosed and Western Asset obtains the client’s proxy voting instructions, and (ii) to the extent that it is not reasonably practicable or permitted by applicable law to notify the client and obtain such instructions (e.g., the client is a mutual fund or other commingled vehicle or is an ERISA plan client), Western Asset seeks voting instructions from an independent third party.

•

The Portfolio Compliance Group provides proxy material to the appropriate research analyst or portfolio manager to obtain their recommended vote. Research analysts and portfolio managers determine votes on a case-by-case basis taking into account the voting guidelines contained in these procedures. For avoidance of doubt, depending on the best interest of each individual client, Western Asset may vote the same proxy differently for different clients. The analyst’s or portfolio manager’s basis for their decision is documented and maintained by the Portfolio Compliance Group.

•	Portfolio Compliance Group votes the proxy pursuant to the instructions received in (d) or (e) and returns the voted proxy as indicated in the proxy materials

Timing

Western Asset’s Legal and Compliance Department personnel act in such a manner to ensure that, absent special circumstances, the proxy gathering and proxy voting steps noted above can be completed before the applicable deadline for returning proxy votes.

Recordkeeping

Western Asset maintains records of proxies voted pursuant to Rule 204-2 of the Advisers Act and ERISA DOL Bulletin 94-2. These records include:

•	A copy of Western Asset’s proxy voting policies and procedures.

•	Copies of proxy statements received with respect to securities in client accounts.

•	A copy of any document created by Western Asset that was material to making a decision how to vote proxies.

•	Each written client request for proxy voting records and Western Asset’s written response to both verbal and written client requests.

•	A proxy log including:

1.	Issuer name;

2.	Exchange ticker symbol of the issuer’s shares to be voted;

3.	Committee on Uniform Securities Identification Procedures (“CUSIP”) number for the shares to be voted;

4.	A brief identification of the matter voted on;

5.	Whether the matter was proposed by the issuer or by a shareholder of the issuer;

6.	Whether a vote was cast on the matter;

7.	A record of how the vote was cast; and

8.	Whether the vote was cast for or against the recommendation of the issuer’s management team.

9.

Funds are required to categorize their votes so that investors can focus on the topics they find important. Categories include, for example, votes related to director elections, extraordinary transactions, say-on-pay, shareholder rights and defenses, and the environment or climate, among others; and

10.	Funds are required to disclose the number of shares voted or instructed to be cast, as well as the number of shares loaned but not recalled and, therefore, not voted by the fund.

Records are maintained in an easily accessible place for a period of not less than five (5) years with the first two (2) years in Western Asset’s offices.

Disclosure

Western Asset’s proxy policies and procedures are described in the Firm’s Form ADV Part 2A. Clients are provided with a copy of these policies and procedures upon request. In addition, clients may receive reports on how their proxies have been voted, upon request.

Conflicts of Interest

All proxies that potentially present conflicts of interest are reviewed by the Regulatory Affairs Group for a materiality assessment. Issues to be reviewed include, but are not limited to:

1.

Whether Western Asset (or, to the extent required to be considered by applicable law, its affiliates) manages assets for the company or an employee group of the company or otherwise has an interest in the company;

2.

Whether Western Asset or an officer or director of Western Asset or the applicable portfolio manager or analyst responsible for recommending the proxy vote (together, “Voting Persons”) is a close relative of or has a personal or business relationship with an executive, director or person who is a candidate for director of the company or is a participant in a proxy contest; and

3.	Whether there is any other business or personal relationship where a Voting Person has a personal interest in the outcome of the matter before shareholders.

Voting Guidelines

Western Asset’s substantive voting decisions are based on the particular facts and circumstances of each proxy vote and are evaluated by the designated research analyst or portfolio manager. The examples outlined below are meant as guidelines to aid in the decision making process.

Situations can arise in which more than one Western Asset client invests in instruments of the same issuer or in which a single client may invest in instruments of the same issuer but in multiple accounts or strategies. Multiple clients or the same client in multiple accounts or strategies may have different investment objectives, investment styles, or investment professionals involved in making decisions. While there may be differences, votes are always cast in the best interests of the client and the investment objectives agreed with Western Asset. As a result, there may be circumstances where Western Asset casts different votes on behalf of different clients or on behalf of the same client with multiple accounts or strategies.

Guidelines are grouped according to the types of proposals generally presented to shareholders. Part I deals with proposals which have been approved and are recommended by a company’s board of directors; Part II deals with proposals submitted by shareholders for inclusion in proxy statements; Part III addresses issues relating to voting shares of investment companies; and Part IV addresses unique considerations pertaining to foreign issuers.

I.	Board Approved Proposals

The vast majority of matters presented to shareholders for a vote involve proposals made by a company itself that have been approved and recommended by its board of directors. In view of the enhanced corporate governance practices currently being implemented in public companies, Western Asset generally votes in support of decisions reached by independent boards of directors. More specific guidelines related to certain board-approved proposals are as follows:

1.	Matters relating to the Board of Directors

Western Asset votes proxies for the election of the company’s nominees for directors and for board-approved proposals on other matters relating to the board of directors with the following exceptions:

a.

Votes are withheld for the entire board of directors if the board does not have a majority of independent directors or the board does not have nominating, audit and compensation committees composed solely of independent directors.

b.	Votes are withheld for any nominee for director who is considered an independent director by the company and who has received compensation from the company other than for service as a director.

c.	Votes are withheld for any nominee for director who attends less than 75% of board and committee meetings without valid reasons for absences.

d.	Votes are cast on a case-by-case basis in contested elections of directors.

2.	Matters relating to Executive Compensation

Western Asset generally favors compensation programs that relate executive compensation to a company’s long-term performance. Votes are cast on a case-by-case basis on board-approved proposals relating to executive compensation, except as follows:

a.	Except where the firm is otherwise withholding votes for the entire board of directors, Western Asset votes for stock option plans that will result in a minimal annual dilution.

b.	Western Asset votes against stock option plans or proposals that permit replacing or repricing of underwater options.

c.	Western Asset votes against stock option plans that permit issuance of options with an exercise price below the stock’s current market price.

d.

Except where the firm is otherwise withholding votes for the entire board of directors, Western Asset votes for employee stock purchase plans that limit the discount for shares purchased under the plan to no more than 15% of their market value, have an offering period of 27 months or less and result in dilution of 10% or less.

3.	Matters relating to Capitalization

The Management of a company’s capital structure involves a number of important issues, including cash flows, financing needs and market conditions that are unique to the circumstances of each company. As a result, Western Asset votes on a case-by-case basis on board-approved proposals involving changes to a company’s capitalization except where Western Asset is otherwise withholding votes for the entire board of directors.

a.	Western Asset votes for proposals relating to the authorization of additional common stock.

b.	Western Asset votes for proposals to effect stock splits (excluding reverse stock splits).

c.	Western Asset votes for proposals authorizing share repurchase programs.

4.	Matters relating to Acquisitions, Mergers, Reorganizations and Other Transactions

Western Asset votes these issues on a case-by-case basis on board-approved transactions.

5.	Matters relating to Anti-Takeover Measures

Western Asset votes against board-approved proposals to adopt anti-takeover measures except as follows:

a.	Western Asset votes on a case-by-case basis on proposals to ratify or approve shareholder rights plans.

b.	Western Asset votes on a case-by-case basis on proposals to adopt fair price provisions.

6.	Other Business Matters

Western Asset votes for board-approved proposals approving such routine business matters such as changing the company’s name, ratifying the appointment of auditors and procedural matters relating to the shareholder meeting.

a.	Western Asset votes on a case-by-case basis on proposals to amend a company’s charter or bylaws.

b.	Western Asset votes against authorization to transact other unidentified, substantive business at the meeting.

7.	Reporting of Financially Material Information

Western Asset generally believes issuers should disclose information that is material to their business. What qualifies as “material” can vary, so votes are cast on a case-by-case basis but consistent with the overarching principle.

II.	Shareholder Proposals

SEC regulations permit shareholders to submit proposals for inclusion in a company’s proxy statement. These proposals generally seek to change some aspect of a company’s corporate governance structure or to change some aspect of its business operations. Western Asset votes in accordance with the recommendation of the company’s board of directors on all shareholder proposals, except as follows:

1.	Western Asset votes for shareholder proposals to require shareholder approval of shareholder rights plans.

2.	Western Asset votes for shareholder proposals that are consistent with Western Asset’s proxy voting guidelines for board-approved proposals.

3.	Western Asset votes on a case-by-case basis on other shareholder proposals where the firm is otherwise withholding votes for the entire board of directors.

Environmental or social issues that are the subject of a proxy vote will be considered on a case-by-case basis. Constructive proposals that seek to advance the health of the issuer and the prospect for risk-adjusted returns to Western Assets clients are viewed more favorably than proposals that advance a single issue or limit the ability of management to meet its operating objectives.

III.	Voting Shares of Investment Companies

Western Asset may utilize shares of open or closed-end investment companies to implement its investment strategies. Shareholder votes for investment companies that fall within the categories listed in Parts I and II above are voted in accordance with those guidelines.

1.

Western Asset votes on a case-by-case basis on proposals relating to changes in the investment objectives of an investment company taking into account the original intent of the fund and the role the fund plays in the clients’ portfolios.

2.

Western Asset votes on a case-by-case basis all proposals that would result in increases in expenses (e.g., proposals to adopt 12b-1 plans, alter investment advisory arrangements or approve fund mergers) taking into account comparable expenses for similar funds and the services to be provided.

IV.	Voting Shares of Foreign Issuers

In the event Western Asset is required to vote on securities held in non-U.S. issuers – i.e. issuers that are incorporated under the laws of a foreign jurisdiction and that are not listed on a U.S. securities exchange or the NASDAQ stock market, the following guidelines are used, which are premised on the existence of a sound corporate governance and disclosure framework. These guidelines, however, may not be appropriate under some circumstances for foreign issuers and therefore apply only where applicable.

1.	Western Asset votes for shareholder proposals calling for a majority of the directors to be independent of management.

2.	Western Asset votes for shareholder proposals seeking to increase the independence of board nominating, audit and compensation committees.

3.

Western Asset votes for shareholder proposals that implement corporate governance standards similar to those established under U.S. federal law and the listing requirements of U.S. stock exchanges, and that do not otherwise violate the laws of the jurisdiction under which the company is incorporated.

4.

Western Asset votes on a case-by-case basis on proposals relating to (1) the issuance of common stock in excess of 20% of a company’s outstanding common stock where shareholders do not have preemptive rights, or (2) the issuance of common stock in excess of 100% of a company’s outstanding common stock where shareholders have preemptive rights.

V.	Environmental, Social and Governance (“ESG”) Matters

Western Asset incorporates ESG considerations, among other relevant risks, as part of the overall process where appropriate. The Firm seeks to identify and consider material risks to the investment thesis, including material risks presented by ESG factors. While Western Asset is primarily a fixed income manager, opportunities to vote proxies are considered on the investment merits of the instruments and strategies involved.

As a general proposition, Western Asset votes to encourage disclosure of information material to their business. This principle extends to ESG matters. What qualifies as “material” can vary, so votes are cast on a case-by-case basis but consistent with the overarching principle. Western Asset recognizes that objective standards and criteria may not be available or universally agreed and that there may be different views and subjective analysis regarding factors and their significance.

Targeted environmental or social issues that are the subject of a proxy vote will be considered on a case-by-case basis. Constructive proposals that seek to advance the health of the issuer and the prospect for risk-adjusted returns to Western Assets clients are viewed more favorably than proposals that advance a single issue or limit the ability of management to meet its operating objectives.

Retirement Accounts

For accounts subject to ERISA, as well as other retirement accounts, Western Asset is presumed to have the responsibility to vote proxies for the client. The Department of Labor has issued a bulletin that states that investment managers have the responsibility to vote proxies on behalf of Retirement Accounts unless the authority to vote proxies has been specifically reserved to another named fiduciary. Furthermore, unless Western Asset is expressly precluded from voting the proxies, the Department of Labor has determined that the responsibility remains with the investment manager.

In order to comply with the Department of Labor’s position, Western Asset will be presumed to have the obligation to vote proxies for its retirement accounts unless Western Asset has obtained a specific written instruction indicating that: (a) the right to vote proxies has been reserved to a named fiduciary of the client, and (b) Western Asset is precluded from voting proxies on behalf of the client. If Western Asset does not receive such an instruction, Western Asset will be responsible for voting proxies in the best interests of the retirement account client and in accordance with any proxy voting guidelines provided by the client.

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

Financial Statements

Part A: Financial Highlights

Part B: The audited financial statements, including the notes thereto, contained in the Fund’s Annual Report for the period ended December 31, 2024 are hereby incorporated by reference. The unaudited financial statements, including the notes thereto, contained in the Fund’s Semi-Annual Report for the period ended June 30, 2025 are hereby incorporated by reference.

Exhibits

(a)(1)	Articles of Amendment and Restatement(1)

(a)(2)	Articles Supplementary(1)

(a)(3)	Articles of Amendment(1)

(b)	Second Amended and Restated Bylaws(1)

(c)	Not Applicable

(d)	Registrant’s Articles of Incorporation are incorporated herein by reference

(e)	Form of Dividend Reinvestment Plan(1)

(f)	Not Applicable

(g)(1)	Form of Investment Management Agreement between the Registrant and Franklin Templeton Fund Adviser, LLC (1)

(g)(2)	Form of Amended and Restated Investment Management Agreement between the Registrant and FTFA(1)

(g)(3)	Form of Investment Sub-Advisory Agreement between the Registrant, FTFA and Clarion Partners, LLC(1)

(g)(4)	Form of Securities Sub-Advisory Agreement between the Registrant, FTFA, the Clarion Partners, LLC and Western Asset Management Company, LLC(1)

(h)(1)	Form of Distribution Agreement(1)

(h)(2)	Form of Dealer Agreement(1)

(i)	Not Applicable

(j)(1)	Custodian Services Agreement with the Bank of New York Mellon, dated January 1, 2018(1)

(j)(2)	Amendment No. 2 to the Custodian Services Agreement, dated January 1, 2018, dated March 13, 2019(1)

(k)(1)	Administration Agreement with The Bank of New York Mellon, dated January 1, 2018(1)

(k)(2)	Amendment No. 3 to the Administration Agreement, dated January 1, 2018, dated June 6, 2019(1)

(k)(3)	Fund Accounting Services Agreements between the Registrant and The Bank of New York Mellon dated January 1, 2018(1)

(k)(4)	Amendment No. 3 to the Fund Accounting Services Agreement, dated January 1, 2018, dated May 23, 2019(1)

(k)(5)	Services Agreement with SS&C Global Investor & Distribution Solutions, Inc. (formerly, DST Asset Manager Solutions, Inc.) dated June 6, 2019(1)

(k)(6)	Form of Real Estate Administrative Services Agreement between the Registrant and The Bank of New York Mellon, dated June 6, 2019(1)

(k)(7)	Expense Limitation Arrangement(2)

(k)(8)	Credit Agreement with Bank of America, N.A.(1)

(l)	Opinion and Consent of Venable LLP(1)

(m)	Not Applicable

(n)	Consent of Independent Registered Public Accounting Firm(2)

(o)	Not Applicable

(p)	Subscription Agreement(1)

1

Exhibits

(q)	Not Applicable

(r)(1)	Code of Ethics of the Registrant and FTFA(1)

(r)(2)	Code of Ethics of Clarion Partners, LLC(1)

(r)(3)	Code of Ethics of Western Asset Management Company, LLC(1)

(s)	Filing Fees Table(1)

(t)	Power of Attorney(1)

(1)	Previously filed
(2)	Filed herewith

Item 26. Marketing Arrangements

See Distribution Agreement, filed as Exhibit (h)(1), and Dealer Agreement, filed as Exhibit (h)(2).

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities

The following table shows the number of holders of securities of the Registrant as of December 31, 2025.

Title of Class	Number of Record Holders
Class S Shares	440
Class T Shares	2,354
Class D Shares	330
Class I Shares	18,839

Item 30. Indemnification

Maryland law permits a Maryland corporation to include a provision in its charter eliminating the liability of its directors and officers to the corporation and its shareholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment as being material to the cause of action. The Registrant’s Charter contains a provision that eliminates its directors’ and officers’ liability to the maximum extent permitted by Maryland law and subject to the limitations of the 1940 Act.

The Registrant’s Charter requires it, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer of the Registrant or any individual who, while a director or officer of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, member or trustee, and who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the ultimate entitlement to indemnification. The Registrant’s Charter also permits it to indemnify and advance expenses to any individual who served any predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or any predecessor of the Registrant. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

2

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which the Registrant’s Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to or in which they may be made or threatened to be made a party or witness by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. A Maryland corporation may not indemnify a director or officer who has been adjudged liable in a suit by or in the right of the corporation or in which the director or officer was adjudged liable to the corporation or on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Registrant maintains insurance on behalf of any person who is or was an independent director, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Adviser

The descriptions of FTFA, Clarion Partners and Western Asset under the caption “Management of the Fund” in the prospectus and Statement of Additional Information of this Registration Statement are incorporated by reference herein. Information as to the directors and officers of the FTFA, Clarion Partners and Western Asset, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the FTFA, Clarion Partners and Western Asset in the last two years, is included in their respective applications for registration as an investment adviser on Form ADV (File Nos. 801-66785, 801-16611 and 801-08162, respectively) filed under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained at the office of the Registrant at One Madison Avenue, 17th Floor, New York, New York 10010.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3

3.	The Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	that, for the purpose of determining liability under the Securities Act to any purchaser:

i.	Not applicable;

ii.

if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e.

that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i.	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

ii.	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

iii.

the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv.	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

4

6.	Not applicable.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

5

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 30th day of January, 2026.

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

By:	/s/ Jane E. Trust
Jane E. Trust
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this amendment to the Registration Statement has been signed by the following persons on the 30th day of January, 2026 in the capacity indicated.

Signature	Capacity

/s/ Jane E. Trust Jane E. Trust	President and Chief Executive Officer (Principal Executive Officer)

/s/ Christopher Berarducci Christopher Berarducci	Principal Financial Officer and Treasurer (Principal Financial and Accounting Officer)

/s/ Robert D. Agdern* Robert D. Agdern	Director

/s/ Carol L. Colman* Carol L. Colman	Director

/s/ Anthony Grillo* Anthony Grillo	Director

/s/ Eileen A. Kamerick* Eileen A. Kamerick	Chair and Director

/s/ Nisha Kumar* Nisha Kumar	Director

/s/ Peter Mason* Peter Mason	Director

/s/ Hillary A. Sale* Hillary A. Sale	Director

*By:	/s/ Jane E. Trust
Jane E. Trust
As Attorney-in-Fact

The original power of attorney authorizing Jane E. Trust, Christopher Berarducci, Thomas Mandia, Todd Lebo and Marc A. De Oliveira to execute this Registration Statement, and any amendments thereto, for the directors of the Registrant on whose behalf this Registration Statement has been executed and is incorporated by reference herein to Item 25, Exhibit (t).

Schedule of Exhibits to Form N-2

Exhibit No.	Exhibit

(k)(7)	Expense Limitation Arrangement

(n)	Consent of Independent Registered Public Accounting Firm